


SEC MAIL PROCESSING
RECEIVED
APR 05 2011
WASH. D.C.
SECTION

Kodak

Eastman Kodak Company 2010 Annual Report on Form 10-K and Notice of 2011 Annual Meeting and Proxy Statement

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 2010 or

Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from__________to__________

Commission File Number 1-87

EASTMAN KODAK COMPANY

(Exact name of registrant as specified in its charter)

NEW JERSEY (State of incorporation)	**16-0417150** (IRS Employer Identification No.)
343 STATE STREET, ROCHESTER, NEW YORK (Address of principal executive offices)	**14650** (Zip Code)

Registrant's telephone number, including area code: 585-724-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
Common Stock, $2.50 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [X] Accelerated filer [ ] Non-accelerated file [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No [X]

The aggregate market value of the voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, as of the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2010 was approximately $1.2 billion. The registrant has no non-voting common stock.

The number of shares outstanding of the registrant's common stock as of February 11, 2011 was 268,882,900 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

PART III OF FORM 10-K

The following items in Part III of this Form 10-K incorporate by reference information from the Notice of 2011 Annual Meeting and Proxy Statement:

Item 10 - DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Item 11 - EXECUTIVE COMPENSATION

Item 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Item 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Item 14 - PRINCIPAL ACCOUNTING FEES AND SERVICES

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

ITEM 1. BUSINESS

Eastman Kodak Company (the "Company" or "Kodak") helps consumers, businesses, and creative professionals unleash the power of pictures and printing to enrich their lives. When used in this report, unless otherwise indicated, "we," "our," "us," the "Company" and "Kodak" refer to Eastman Kodak Company. The Company's products and services span:

- Digital still and video cameras and related accessories
- Consumer inkjet printers and media
- Digital picture frames
- Retail printing kiosks, APEX drylab systems, and related media and services
- KODAK Gallery online imaging services
- Imaging sensors
- Prepress equipment and consumables
- Workflow software and services
- Electrophotographic printing equipment, consumables, and service
- Commercial inkjet printing equipment, consumables, and service
- Document scanners
- Business process services
- Origination and print films and special effects services for the entertainment industry
- Consumer and professional photographic film
- Photographic paper and processing chemicals
- Industrial materials such as film for the production of printed circuit boards, and specialty chemicals

Kodak was founded by George Eastman in 1880 and incorporated in 1901 in the State of New Jersey. The Company is headquartered in Rochester, New York.

In 2010, competitive pricing and rising commodity costs negatively impacted results in Kodak's more mature product lines, including Prepress Solutions, Digital Capture and Devices, and Entertainment Imaging. The Company continued its investment in its four growth initiatives – consumer inkjet, commercial inkjet, workflow software and services, and packaging solutions – and these product lines continue to gain scale and acceptance in the market. The Company continues to execute its intellectual property strategy and entered into three significant intellectual property arrangements during the year, recognizing revenue of $838 million.

The Company's key goals for 2011 are:

- Increase revenue from our digital growth initiative businesses – consumer inkjet, commercial inkjet, workflow software and services, and packaging solutions
- Drive positive cash generation before restructuring payments, which is equal to net cash (used in)/provided by operating activities, as determined under Generally Accepted Accounting Principles in the United States of America (U.S. GAAP), minus capital expenditures, plus proceeds from the sale of assets and certain businesses and other settlements/agreements not otherwise included in U.S. GAAP cash (used in)/provided by operating activities, plus net cash flow generated by divested businesses through the date of divestiture to the extent such business divestitures would be categorized as discontinued operations, minus cash flow from the operations of significant acquisitions or strategic alliances completed during the year, plus cash restructuring payments

Reportable Segments

The Company reports financial information for three reportable segments: Consumer Digital Imaging Group ("CDG"), Graphic Communications Group ("GCG"), and Film, Photofinishing and Entertainment Group ("FPEG"). The balance of the Company's operations, which individually and in the aggregate do not meet the criteria of a reportable segment, are reported in All Other.

The Company's sales, earnings and assets by reportable segment for these three reportable segments and All Other for each of the past three years are shown in Note 24, "Segment Information," in the Notes to Financial Statements.

Consumer Digital Imaging Group ("CDG") Segment

CDG's mission is to enhance people's lives and social interactions through the capabilities of digital imaging and printing technology. This focus has led to a full range of product and service offerings to the consumer. CDG's strategy is to drive profitable revenue growth by leveraging a powerful brand, a deep knowledge of the consumer, and extensive digital imaging and materials science intellectual property.

Digital Capture and Devices: Digital capture and devices includes digital still and pocket video cameras, digital picture frames, accessories, and branded licensed products. These products are sold directly to retailers or distributors, and are also available to customers through the Internet at the KODAK Store (www.kodak.com) and other online providers. Digital Capture and Devices also includes charged coupled devices (CCD) imaging sensors, and licensing activities related to the Company's intellectual property in digital imaging products.

Net sales of Digital Capture and Devices accounted for 28%, 23%, and 24% of total consolidated revenue for the years ended December 31, 2010, 2009, and 2008, respectively.

Net revenues from licensing and royalties within the CDG segment accounted for 12%, 6%, and 5% of total consolidated revenue for the years ended December 31, 2010, 2009, and 2008, respectively.

Retail Systems Solutions: Retail Systems Solutions' product and service offerings to retailers include kiosks and consumables, Adaptive Picture Exchange ("APEX") drylab systems and consumables, and after sale service and support. Consumers can create a wide variety of photo gifts including photo books, personal greeting cards, prints, posters, and collages. Kodak has the largest installed base of retail photo kiosks in the world.

Consumer Inkjet Systems: Consumer Inkjet Systems encompasses Kodak All-in-One desktop inkjet printers, ink cartridges, and media. These products are sold directly to retailers or distributors, and are also available to customers through the Internet at the KODAK Store (www.kodak.com) and other online providers. Consumer Inkjet Systems is one of Kodak's four digital growth initiative businesses, and in 2010, printer unit shipments grew 45% year-on-year. Also in 2010 the Company launched a new and low-cost platform of printers.

Consumer Imaging Services: Kodak Gallery is a leading online merchandise and photo sharing service. The www.Kodakgallery.com website provides consumers with a secure and easy way to view, store and share their images with friends and family, and to receive Kodak prints and other creative products from their pictures, such as photo books, frames, calendars, and other personalized merchandise.

Kodak also distributes KODAK EasyShare desktop software at no charge to consumers, which provides easy organization and editing tools, and unifies the experience between digital cameras, printers, and the KodakGallery services.

Marketing and Competition

CDG faces competition from consumer electronics and printer companies, and other online service companies in the markets in which it competes, generally competing on price, features, and technological advances.

The key elements of CDG's marketing strategy emphasize ease of use, quality, total cost of ownership value proposition, and the complete solution offered by Kodak products and services. This is communicated through a combination of in-store presentation, an aggressive social media strategy, online marketing, advertising, customer relationship marketing and public relations. The Company's advertising programs actively promote the segment's products and services in its various markets, and its principal trademarks, trade dress, and corporate symbol are widely used and recognized. Kodak is frequently noted by trade and business publications as one of the most recognized and respected brands in the world.

Graphic Communications Group ("GCG") Segment

GCG is committed to helping its customers grow their businesses by offering innovative, powerful solutions that enhance production efficiency, open new revenue opportunities, and improve return on marketing investment. To this end, the Company has developed a wide-ranging portfolio of digital products – workflow, equipment, media, and services – that combine to create a value-added complete solution to customers. GCG's strategy is to transform large graphics markets with revolutionary technologies and customized services that grow our customers' businesses and Kodak's business with them.

Prepress Solutions: Prepress Solutions is comprised of digital and traditional consumables, including plates, chemistry, and media, prepress output device equipment and related services, and proofing solutions. Prepress solutions also includes flexographic packaging solutions, which is one of Kodak's four digital growth initiative businesses.

Innovative products within Prepress Solutions include high productivity TRILLIAN SP plates launched in 2010 and FLEXCEL NX packaging systems.

Net sales of Prepress Solutions accounted for 22% of total consolidated revenue for each of the years ended December 31, 2010, 2009, and 2008.

Digital Printing Solutions: Digital Printing Solutions includes high-speed, high-volume commercial inkjet printing equipment, consumables, and related services, as well as color and black-and-white electrophotographic printing equipment, consumables, and related services. Commercial inkjet is one of Kodak's four digital growth initiative businesses.

Innovative product offerings include PROSPER color and black-and-white presses, components and systems. These products utilize Kodak's revolutionary Stream technology to deliver high-speed, high-quality variable data inkjet printing on a broad range of media at a low running cost.

Business Services and Solutions: The Business Services and Solutions group's product and service offerings are composed of high-speed production and workgroup document scanners, related services, and digital controllers for driving digital output devices, and workflow software and solutions. Workflow software and solutions, which includes consulting and professional business process services, can enable new opportunities for our customers to transform from a print service provider to a marketing service provider, and is one of Kodak's four digital growth initiatives.

Marketing and Competition

Around the world, graphic communications products and services are sold through a variety of direct and indirect channels. The end users of these products include businesses in the creative, in-plant, data center, commercial printing, packaging, newspaper, and digital prepress market segments.

GCG faces competition from other companies who offer a range of commercial offset and digital printing equipment, consumables and service. The Company also faces competition from document scanning equipment manufacturers, software companies, and other service providers. Competitiveness is generally focused on technology, solutions and price.

Film, Photofinishing and Entertainment Group ("FPEG") Segment

FPEG provides consumers, professionals, and the entertainment industry with film and paper for imaging and photography. Although the market for consumer and professional films, traditional photofinishing and certain industrial and aerial films are in decline and expected to continue to decline due to digital substitution, FPEG participates in large markets and enjoys number 1 or number 2 market share position in those markets. The strategy of FPEG is to provide sustainable cash generation by extending our materials science assets in traditional and new markets.

Entertainment Imaging: Entertaining Imaging includes origination, intermediate, and color print motion picture films, special effects services, and other digital products and services for the entertainment industry.

Net sales of Entertainment Imaging accounted for 10%, 12%, and 11% of total consolidated revenue for the years ended December 31, 2010, 2009, and 2008, respectively.

Traditional Photofinishing: Traditional Photofinishing includes color negative photographic paper, photochemicals, professional output systems, and event imaging services.

Net sales of Traditional Photofinishing accounted for 10%, 11%, and 12% of total consolidated revenue for the years ended December 31, 2010, 2009, and 2008, respectively.

Industrial Materials: Industrial Materials encompasses aerial and industrial film products, film for the production of printed circuit boards, and specialty chemicals, and represents a key component of FPEG's strategy of extending and repurposing our materials science assets.

Film Capture: Film Capture includes consumer and professional photographic film and one-time-use cameras.

Marketing and Competition

Film products and services for the consumer and professional markets and traditional photofinishing are sold throughout the world, both directly to retailers, and increasingly through distributors. Price competition continues to exist in all marketplaces. To be more cost competitive with its traditional photofinishing and film offerings, and to shift towards a variable cost model, the Company has rationalized capacity and restructured its go-to-market models in many of its traditional market segments.

Throughout the world, most Entertainment Imaging products are sold directly to studios, laboratories, independent filmmakers or production companies. Quality and availability are important factors for these products, which are sold in a price-competitive environment. The distribution of motion pictures to theaters is another important element of the Entertainment Imaging business, one in which the Company continues to be widely recognized as a market leader. Price competition is a bigger factor in this segment of the motion picture market, but the Company continues to maintain leading share position. As the industry continues to move to digital cinema formats, the Company anticipates that it will face new competitors, including some of its current customers and other electronics manufacturers.

Financial Information by Geographic Area

Financial information by geographic area for the past three years is shown in Note 24, "Segment Information," in the Notes to Financial Statements.

Raw Materials

The raw materials used by the Company are many and varied, and are generally readily available. Lithographic aluminum is the primary material used in the manufacture of offset printing plates. The Company procures lithographic aluminum coils from several suppliers on a spot basis or under contracts generally in place over the next one to three years. Silver is one of the essential materials used in the manufacture of films and papers. The Company purchases silver from numerous suppliers under annual agreements or on a spot basis. Paper base is an essential material in the manufacture of photographic papers. The Company has a contract to acquire paper base from a certified photographic paper supplier over the next several years. Electronic components are used in the manufacture of digital cameras and devices, consumer and commercial printers, and other electronic devices. Although most electronic components are generally available from multiple sources, certain key electronic components included in the finished goods manufactured by and purchased from the Company's third party suppliers are obtained from single or limited sources, which may subject the Company to supply risks.

Seasonality of Business

Sales and earnings of the CDG segment are linked to the timing of holidays, vacations and other leisure or gifting seasons. Digital capture and consumer inkjet printing products have experienced peak sales during the last four months of the year as a result of the December holidays. Sales are normally lowest in the first quarter due to the absence of holidays and fewer picture-taking and gift-giving opportunities during that time.

Sales and earnings of the GCG segment generally exhibit modestly higher levels in the fourth quarter, due to seasonal customer demand linked to commercial year-end advertising processes.

Sales and earnings of the FPEG segment are linked to the timing of holidays, vacations and other leisure activities. Sales and earnings of traditional film and photofinishing products are normally strongest in the second and third quarters as demand is high due to heavy vacation activity and events such as weddings and graduations. Sales of entertainment imaging film are typically strongest in the second quarter reflecting demand due to the summer motion picture season.

Research and Development

Through the years, the Company has engaged in extensive and productive efforts in research and development.

Research and development expenditures for the Company's three reportable segments and All Other were as follows:

	For the Year Ended December 31,		
(in millions)	2010	2009	2008
Consumer Digital Imaging Group	$ 148	$ 146	$ 205
Graphic Communications Group	152	171	221
Film, Photofinishing and Entertainment Group	19	33	49
All Other	2	6	3
Total	$ 321	$ 356	$ 478

Research and development is headquartered in Rochester, New York. Other U.S. groups are located in Boston, Massachusetts; New Haven, Connecticut; Dayton, Ohio; and San Jose, Emeryville, and San Diego, California. Outside the U.S., groups are located in Canada, England, Israel, Germany, Japan, China, and Singapore. These groups work in close cooperation with manufacturing units and marketing organizations to develop new products and applications to serve both existing and new markets.

It has been the Company's general practice to protect its investment in research and development and its freedom to use its inventions by obtaining patents. The ownership of these patents contributes to the Company's ability to provide leadership products and to generate revenue from licensing. The Company holds portfolios of patents in several areas important to its business, including digital cameras and image sensors; network photo sharing and fulfillment; flexographic and lithographic printing plates and systems; digital printing workflow and color management proofing systems; color and black-and-white electrophotographic printing systems; commercial, and consumer inkjet printers; inkjet inks and media; thermal dye transfer and dye sublimation printing systems; digital cinema; and color negative films, processing and papers. Each of these areas is important to existing and emerging business opportunities that bear directly on the Company's overall business performance.

The Company's major products are not dependent upon one single, material patent. Rather, the technologies that underlie the Company's products are supported by an aggregation of patents having various remaining lives and expiration dates. There is no individual patent expiration or group of patents expirations which are expected to have a material impact on the Company's results of operations.

Environmental Protection

The Company is subject to various laws and governmental regulations concerning environmental matters. The U.S. federal environmental legislation and state regulatory programs having an impact on the Company include the Toxic Substances Control Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the NY State Chemical Bulk Storage Regulations and the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (the "Superfund Law").

It is the Company's policy to carry out its business activities in a manner consistent with sound health, safety and environmental management practices, and to comply with applicable health, safety and environmental laws and regulations. The Company continues to engage in programs for environmental, health and safety protection and control.

Based upon information presently available, future costs associated with environmental compliance are not expected to have a material effect on the Company's capital expenditures, results of operations or competitive position, although costs could be material to a particular quarter or year, with the possible exception of matters related to the Passaic River, which are described in Note 10, "Commitments and Contingencies," in the Notes to Financial Statements.

Employment

At the end of 2010, the Company employed the full time equivalent of approximately 18,800 people, of whom approximately 9,600 were employed in the U.S. The actual number of employees may be greater because some individuals work part time.

Available Information

The Company files many reports with the Securities and Exchange Commission ("SEC"), including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. These reports, and amendments to these reports, are made available free of charge as soon as reasonably practicable after being electronically filed with or furnished to the SEC. They are available through the Company's website at www.Kodak.com. To reach the SEC filings, follow the links to Investor Center, and then SEC Filings. The Company also makes available its annual report to shareholders and proxy statement free of charge through its website.

We have included the CEO and CFO certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to this report. We have also included these certifications with the Form 10-K for the year ended December 31, 2009 filed on February 22, 2010. Additionally, we filed with the New York Stock Exchange ("NYSE") the CEO certification, dated June 9, 2010, regarding our compliance with the NYSE's corporate governance listing standards pursuant to Section 303A.12(a) of the listing standards, and indicated that the CEO was not aware of any violations of the listing standards by the Company.

ITEM 1A. RISK FACTORS

The competitive pressures we face could harm our revenue, gross margins and market share.

The markets in which we do business are highly competitive with large, entrenched, and well financed industry participants. In certain markets where Kodak is a relatively new entrant, we have not achieved the scale of distribution that our competitors have. In addition, we encounter aggressive price competition for all our products and services from numerous companies globally. Over the past several years, price competition in the market for digital products, film products and services has been particularly intense as competitors have aggressively cut prices and lowered their profit margins for these products. Our results of operations and financial condition may be adversely affected by these and other industry wide pricing pressures. If our products, services and pricing are not sufficiently competitive with current and future competitors, we could also lose market share, adversely affecting our revenue and gross margins.

If our commercialization and manufacturing processes fail to prevent product reliability and quality issues, our product launch plans may be delayed, our financial results may be adversely impacted, and our reputation may be harmed.

In developing, commercializing and manufacturing our products and services, we must adequately address reliability and other quality issues, including defects in our engineering, design and manufacturing processes, as well as defects in third-party components included in our products. Because our products are becoming increasingly sophisticated and complicated to develop and commercialize with rapid advances in technologies, the occurrence of defects may increase, particularly with the introduction of new product lines. Unanticipated issues with product performance may delay product launch plans which could result in additional expenses, lost revenue and earnings. Although we have established internal procedures to minimize risks that may arise from product quality issues, there can be no assurance that we will be able to eliminate or mitigate occurrences of these issues and associated liabilities. Product reliability and quality issues can impair our relationships with new or existing customers and adversely affect our brand image, and our reputation as a producer of high quality products could suffer, which could adversely affect our business as well as our financial results. Product quality issues can also result in recalls, warranty, or other service obligations and litigation.

If we are unsuccessful with our strategic investment decisions, our financial performance could be adversely affected.
We have made a decision to focus our investments on businesses in large growth markets that are positioned for technology and business model transformation, specifically, consumer inkjet, commercial inkjet (including our Prosper line of products based upon the Company's Stream technology), packaging solutions, and workflow software and services. We believe each of these businesses has significant growth potential. The introduction of successful innovative products and the achievement of scale are necessary for us to grow these businesses, improve margins and achieve our financial objectives. If we are unsuccessful in growing our investment businesses as planned, our financial performance could be adversely affected.

If we cannot effectively anticipate technology trends and develop and market new products to respond to changing customer preferences, our revenue, earnings and cash flow, could be adversely affected.
We must develop and introduce new products and services in a timely manner to keep pace with technological developments and achieve customer acceptance. If we are unable to anticipate new technology trends, for example in consumer electronics, and develop improvements to our current technology to address changing customer preferences, this could adversely affect our revenue, earnings and cash flow. Due to changes in technology and customer preferences, the market for traditional film and paper products and services is in decline. Our success depends in part on our ability to manage the decline of the market for these traditional products by continuing to reduce our cost structure to maintain profitability.

Continued weakness or worsening of economic conditions could continue to adversely affect our financial performance and our liquidity.
The global economic recession and declines in consumption in our end markets have adversely affected sales of both commercial and consumer products and profitability for such products. Further, global financial markets have been experiencing volatility. Consumer discretionary spending may not return to pre-recession levels in certain geographies. Continued slower sales of consumer digital products due to the uncertain economic environment could lead to reduced sales and earnings while inventory increases. Economic conditions could also accelerate the continuing decline in demand for traditional products, which could also place pressure on our results of operations and liquidity. While the company is seeking to increase sales in markets that have already experienced an economic recovery such as Asia, there is no guarantee that anticipated economic growth levels in those markets will continue in the future, or that the company will succeed in expanding sales in these markets. In addition, accounts receivable and past due accounts could increase due to a decline in our customers' ability to pay as a result of the economic downturn, and our liquidity, including our ability to use credit lines, could be negatively impacted by failures of financial instrument counterparties, including banks and other financial institutions. If the global economic weakness and tightness in the credit markets continue for a greater period of time than anticipated or worsen, our profitability and related cash generation capability could be adversely affected and, therefore, affect our ability to meet our anticipated cash needs, impair our liquidity or increase our costs of borrowing.

If we cannot attract, retain and motivate key employees, our revenue and earnings could be harmed.
In order for us to be successful, we must continue to attract, retain and motivate executives and other key employees, including technical, managerial, marketing, sales, research and support positions. Hiring and retaining qualified executives, research and engineering professionals, and qualified sales representatives, particularly in our targeted growth markets, is critical to our future. The market for experienced employees with digital skills is highly competitive and, therefore, our ability to attract such talent will depend on a number of factors, including compensation and benefits, work location and persuading potential employees that we are well positioned for success in the digital markets in which we are operating. Given that our compensation plans are highly performance based and given the potential impact of the global economy on our current and future performance, it may become more challenging to retain key employees. We also must keep employees focused on our strategic initiatives and goals in order to be successful. Our past restructuring actions harm our efforts to attract and retain key employees. If we cannot attract properly qualified individuals, retain key executives and employees or motivate our employees, our business could be harmed.

Our future pension and other postretirement plan costs and required level of contributions could be unfavorably impacted by changes in actuarial assumptions, future market performance of plan assets and obligations imposed by legislation or pension authorities which could adversely affect our financial position, results of operations, and cash flow.
We have significant defined benefit pension and other postretirement benefit obligations. The funded status of our U.S. and non U.S. defined benefit pension plans and other postretirement benefit plans, and the related cost reflected in our financial statements, are affected by various factors that are subject to an inherent degree of uncertainty, particularly in the current economic environment. Key assumptions used to value these benefit obligations, funded status and expense recognition include the discount rate for future payment obligations, the long term expected rate of return on plan assets, salary growth, healthcare cost trend rates, and other economic and demographic factors. Significant differences in actual experience, or significant changes in future assumptions or obligations imposed by legislation or pension authorities could lead to a potential future need to contribute cash or assets to our plans in excess of currently estimated contributions and benefit payments and could have an adverse effect on our consolidated results of operations, financial position or liquidity.

If we cannot continue to license or enforce the intellectual property rights on which our business depends, or if third parties assert that we violate their intellectual property rights, our revenue, earnings, expenses and liquidity may be adversely impacted.

We rely upon patent, copyright, trademark and trade secret laws in the United States and similar laws in other countries, and non-disclosure, confidentiality and other types of agreements with our employees, customers, suppliers and other parties, to establish, maintain and enforce our intellectual property rights. Despite these measures, any of our direct or indirect intellectual property rights could, however, be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly product redesign efforts, discontinuance of certain product offerings or other competitive harm. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States. Therefore, in certain jurisdictions, we may be unable to protect our proprietary technology adequately against unauthorized third party copying, infringement or use, which could adversely affect our competitive position. Also, because of the rapid pace of technological change in the information technology industry, much of our business and many of our products rely on key technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

We have made substantial investments in new, proprietary technologies and have filed patent applications and obtained patents to protect our intellectual property rights in these technologies as well as the interests of our licensees. There can be no assurance that our patent applications will be approved, that any patents issued will adequately protect our intellectual property or that such patents will not be challenged by third parties.

The execution and enforcement of licensing agreements protects our intellectual property rights and provides a revenue stream in the form of up-front payments and royalties that enables us to further innovate and provide the marketplace with new products and services. Our ability to execute our intellectual property licensing strategies, including litigation strategies, such as our legal actions against Apple Inc. and Research in Motion Limited, could also affect our revenue and earnings. Additionally, the uncertainty around the timing, outcome and magnitude of our intellectual property-related litigation (including our legal action against Apple Inc. and Research in Motion Limited before the International Trade Commission), judgments and settlements could have an adverse effect on our financial results and liquidity. Our failure to develop and properly manage new intellectual property could adversely affect our market positions and business opportunities. Furthermore, our failure to identify and implement licensing programs, including identifying appropriate licensees, could adversely affect the profitability of our operations.

In addition, third parties may claim that we, our customers, licensees or other parties indemnified by us are infringing upon their intellectual property rights. Such claims may be made by competitors seeking to block or limit our access to digital markets. Additionally, in recent years, individuals and groups have begun purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from large companies like ours. Even if we believe that the claims are without merit, the claims can be time consuming and costly to defend and distract management's attention and resources. Claims of intellectual property infringement also might require us to redesign affected products, enter into costly settlement or license agreements or pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our products. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable to uphold its contractual obligations. If we cannot or do not license the infringed technology at all, license the technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted. Finally, we use open source software in connection with our products and services. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the ownership of open source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business results of operations and financial condition.

Due to the nature of the products we sell and our worldwide distribution, we are subject to changes in currency exchange rates, interest rates and commodity costs that may adversely impact our results of operations and financial position.

As a result of our global operating and financing activities, we are exposed to changes in currency exchange rates and interest rates, which may adversely affect our results of operations and financial position. Exchange rates and interest rates in markets in which we do business tend to be volatile and at times, our sales can be negatively impacted across all of our segments depending upon the value of the U.S. dollar, the Euro and other major currencies. In addition, our products contain silver, aluminum, petroleum based or other commodity-based raw materials, the prices of which have been and may continue to be volatile. If the global economic situation remains uncertain or worsens, there could be further volatility in changes in currency exchange rates, interest rates and commodity prices, which could have negative effects on our revenue and earnings.

If we are unable to provide competitive financing arrangements to our customers or if we extend credit to customers whose creditworthiness deteriorates, this could adversely impact our revenues, profitability and financial position.

The competitive environment in which we operate may require us to provide financing to our customers in order to win a contract. Customer financing arrangements may include all or a portion of the purchase price for our products and services. We may also assist customers in obtaining financing from banks and other sources and may provide financial guarantees on behalf of our customers. Our success may be dependent, in part, upon our ability to provide customer financing on competitive terms and on our customers' creditworthiness. The tightening of credit in the global financial markets has adversely affected the ability of our customers to obtain financing for significant purchases, which resulted in a decrease in, or cancellation of, orders for our products and services, and we can provide no assurance that this trend will not continue. If we are unable to provide competitive financing arrangements to our customers or if we extend credit to customers whose creditworthiness deteriorates, this could adversely impact our revenues, profitability and financial position.

Our sales are typically concentrated in the last four months of the fiscal year, therefore, lower than expected demand or increases in costs during that period may have a pronounced negative effect on our results of operations.

The demand for our consumer products is largely discretionary in nature, and sales and earnings of our consumer businesses are linked to the timing of holidays, vacations, and other leisure or gifting seasons. Accordingly, we have typically experienced greater net sales in the fourth fiscal quarter as compared to the other three quarters. Developments, such as lower-than-anticipated demand for our products, an internal systems failure, increases in materials costs, or failure of or performance problems with one of our key logistics, components supply, or manufacturing partners, could have a material adverse impact on our financial condition and operating results, particularly if such developments occur late in the third quarter or during the fourth fiscal quarter. Further, with respect to the Graphic Communications Group segment, equipment and consumable sales in the commercial marketplace peak in the fourth quarter based on increased commercial print demand. Tight credit markets that limit capital investments or a weak economy that decreases print demand could negatively impact equipment or consumable sales. In addition, our inability to achieve intellectual property licensing revenues in the timeframe and amount we anticipate could adversely affect our revenues, earnings and cash flow. These external developments are often unpredictable and may have an adverse impact on our business and results of operations.

If we fail to manage distribution of our products and services properly, our revenue, gross margins and earnings could be adversely impacted.

We use a variety of different distribution methods to sell and deliver our products and services, including third party resellers and distributors and direct and indirect sales to both enterprise accounts and customers. Successfully managing the interaction of direct and indirect channels to various potential customer segments for our products and services is a complex process. Moreover, since each distribution method has distinct risks and costs, our failure to implement the most advantageous balance in the delivery model for our products and services could adversely affect our revenue, gross margins and earnings. Due to changes in our go to market models, we are more reliant on fewer distributors than in past periods. This has concentrated our credit and operational risk and could result in an adverse impact on our financial performance.

We have outsourced a significant portion of our overall worldwide manufacturing, logistics and back office operations and face the risks associated with reliance on third party suppliers.

We have outsourced a significant portion of our overall worldwide manufacturing, logistics, customer support and administrative operations to third parties. To the extent that we rely on third party service providers, we face the risk that those third parties may not be able to:

- develop manufacturing methods appropriate for our products;
- maintain an adequate control environment;
- quickly respond to changes in customer demand for our products;
- obtain supplies and materials necessary for the manufacturing process; or
- mitigate the impact of labor shortages and/or disruptions.

As a result of such risks, our costs could be higher than planned and the reliability of our products could be negatively impacted. Other supplier problems that we could face include electronic component shortages, excess supply, risks related to duration of our contracts with suppliers for components and materials and risks related to dependency on single source suppliers on favorable terms or at all. If any of these risks were to be realized, and assuming alternative third party relationships could not be established, we could experience interruptions in supply or increases in costs that might result in our inability to meet customer demand for our products, damage to our relationships with our customers, and reduced market share, all of which could adversely affect our results of operations and financial condition.

We may be required to recognize additional impairments in the value of our goodwill and/or other long-lived assets, which would increase expenses and reduce profitability.

Goodwill represents the excess of the amount we paid to acquire businesses over the fair value of their net assets at the date of the acquisition. We test goodwill for impairment annually or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Additionally, our other long-lived assets are evaluated for impairments whenever events or changes in circumstances indicate the carrying value may not be recoverable. Either of these situations may occur for various reasons including changes in actual or expected income or cash. We continue to evaluate current conditions to assess whether any impairment exists. Impairments could occur in the future if market or interest rate environments deteriorate, expected future cash flows of our reporting units decline, silver prices increase significantly, or if reporting unit carrying values change materially compared with changes in respective fair values.

Our failure to implement plans to reduce our cost structure in anticipation of declining demand for certain products or delays in implementing such plans could negatively affect our consolidated results of operations, financial position and liquidity.

We recognize the need to continually rationalize our workforce and streamline our operations to remain competitive in the face of an ever-changing business and economic climate. If we fail to implement cost rationalization plans such as restructuring of manufacturing, supply chain, marketing sales and administrative resources ahead of declining demand for certain of our products and services, our operations results, financial position and liquidity could be negatively impacted. Additionally, if restructuring plans are not effectively managed, we may experience lost customer sales, product delays and other unanticipated effects, causing harm to our business and customer relationships. Finally, the timing and implementation of these plans require compliance with numerous laws and regulations, including local labor laws, and the failure to comply with such requirements may result in damages, fines and penalties which could adversely affect our business.

Our future results could be harmed if we are unsuccessful in our efforts to expand sales in emerging markets.

Because we are seeking to expand our sales and number of customer relationships outside the United States, and specifically in emerging markets in Asia, Latin America and Eastern Europe, our business is subject to risks associated with doing business internationally, such as:

- supporting multiple languages;
- recruiting sales and technical support personnel with the skills to design, manufacture, sell and support our products;
- complying with governmental regulation of imports and exports, including obtaining required import or export approval for our products;
- complexity of managing international operations;
- exposure to foreign currency exchange rate fluctuations;
- commercial laws and business practices that may favor local competition;
- multiple, potentially conflicting, and changing governmental laws, regulations and practices, including differing export, import, tax, anti-corruption, labor, and employment laws;
- difficulties in collecting accounts receivable;
- limitations or restrictions on the repatriation of cash;
- reduced or limited protection of intellectual property rights;
- managing research and development teams in geographically disparate locations, including Canada, Israel, Japan, China, and Singapore;
- complicated logistics and distribution arrangements; and
- political or economic instability.

There can be no assurance that we will be able to market and sell our products in all of our targeted international markets. If our international efforts are not successful, our business growth and results of operations could be harmed.

We are subject to environmental laws and regulations and failure to comply with such laws and regulations or liabilities imposed as a result of such laws and regulations could have an adverse effect on our business, results of operations and financial condition.

We are subject to environmental laws and regulations in the jurisdictions in which we conduct our business, including laws regarding the discharge of pollutants, including greenhouse gases, into the air and water, the need for environmental permits for certain operations, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites, the content of our products and the recycling and treatment and disposal of our products. If we do not comply with applicable laws and regulations in connection with the use and management of hazardous substances, then we could be subject to liability and/or could be prohibited from operating certain facilities, which could have a material adverse effect on our business, results of operations and financial condition.

Our inability to effectively complete, integrate and manage acquisitions, divestitures and other significant transactions could adversely impact our business performance including our financial results.

As part of our business strategy, we frequently engage in discussions with third parties regarding possible investments, acquisitions, strategic alliances, joint ventures, divestitures and outsourcing transactions and enter into agreements relating to such transactions in order to further our business objectives. In order to pursue this strategy successfully, we must identify suitable candidates and successfully complete transactions, some of which may be large and complex, and manage post closing issues such as the integration of acquired companies or employees and the assessment of such acquired companies' internal controls. Integration and other risks of transactions can be more pronounced for larger and more complicated transactions, or if multiple transactions are pursued simultaneously. If we fail to identify and complete successfully transactions that further our strategic objectives, we may be required to expend resources to develop products and technology internally, we may be at a competitive disadvantage or we may be adversely affected by negative market perceptions, any of which may have an adverse effect on our revenue, gross margins and profitability. In addition, unpredictability surrounding the timing of such transactions could adversely affect our financial results.

Our substantial leverage could adversely affect our ability to fulfill our debt obligations and may place us at a competitive disadvantage in our industry.

Our significant debt and debt service requirements could adversely affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities. A breach of any of the covenants contained in our Credit Agreement or our other financing arrangements, or our inability to comply with the required financial ratio in our Credit Agreement, when applicable, could result in an event of default under the Credit Agreement or our other financing arrangements, subject to applicable grace and cure periods. If any event of default occurs and we are not able either to cure it or obtain a waiver from the requisite lenders under the Credit Agreement and noteholders under our other financing arrangements, the administrative agent of the Credit Agreement may, and at the request of the requisite lenders shall, and the trustee or the requisite noteholders under our other financing arrangements may, and at the request of the requisite noteholders shall, declare all of our outstanding obligations under the Credit Agreement and our other financing arrangements, respectively, together with accrued interest and fees, to be immediately due and payable, and the agent under the Credit Agreement may, and at the request of the requisite lenders shall, terminate the lenders' commitments under the Credit Agreement and cease making further loans, and if applicable, the agent and/or trustee could institute foreclosure proceedings against our pledged assets.

Continued investment, capital needs, restructuring payments and servicing our debt require a significant amount of cash and our ability to generate cash may be affected by factors beyond our control.

Our business may not generate cash flow in an amount sufficient to enable us to pay the principal of, or interest on, our indebtedness, or to fund our other liquidity needs, including working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances, and other general corporate requirements.

Our ability to generate cash is subject to general economic, financial, competitive, litigation, regulatory and other factors that are beyond our control. We cannot assure you that:

- our businesses will generate sufficient cash flow from operations;
- our plans to generate cash proceeds through the sale of non-core assets will be successful;
- we will be able to repatriate or move cash to locations where and when it is needed;
- we will realize cost savings, revenue growth and operating improvements resulting from the execution of our long-term strategic plan; or
- future sources of funding will be available to us in amounts sufficient to enable us to fund our liquidity needs.

If we cannot fund our liquidity needs, we will have to take actions such as raising additional capital; reducing or delaying capital expenditures, product development efforts, strategic acquisitions, and investments and alliances; selling assets; restructuring or refinancing our debt; or seeking additional equity capital. Such actions could further negatively impact our ability to generate cash flows. We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all, or that they would permit us to meet our scheduled debt service obligations. Certain of our debt instruments limit the use of the proceeds from any disposition of assets and, as a result, we may not be allowed, under those instruments, to use the proceeds from such dispositions to satisfy all current debt service obligations. In addition, if we incur additional debt, the risks associated with our substantial leverage, including the risk that we will be unable to service our debt or generate enough cash flow to fund our liquidity needs, could intensify.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company's worldwide headquarters is located in Rochester, New York.

Operations of the CDG segment are located in Rochester, New York; Atlanta, Georgia; Emeryville, California; San Diego, California; China; and Singapore. Many of CDG's businesses rely on manufacturing assets, company-owned or through relationships with design and manufacturing partners, which are located close to end markets and/or supplier networks.

Products in the GCG segment are manufactured in the United States, primarily in Rochester, New York; Dayton, Ohio; Columbus, Georgia; and Weatherford, Oklahoma. Key manufacturing facilities outside the United States, either company-owned or through relationships with manufacturing partners, are located in the United Kingdom, Germany, Bulgaria, Mexico, China, and Japan.

The FPEG segment of Kodak's business is centered in Rochester, New York, where film and photographic chemicals and related materials are manufactured. A manufacturing facility in the United Kingdom produces photographic paper. Additional manufacturing facilities supporting the business are located in Windsor, Colorado; China; Mexico; India; Brazil; and Russia. Entertainment Imaging has business operations in Hollywood, California and Rochester, New York.

Properties within a country may be shared by all segments operating within that country.

Regional distribution centers are located in various places within and outside of the United States. The Company owns or leases administrative, research and development, manufacturing, marketing, and processing facilities in various parts of the world. The leases are for various periods and are generally renewable.

ITEM 3. LEGAL PROCEEDINGS

The Company has been named as third-party defendant (along with approximately 200 other entities) in an action initially brought by the New Jersey Department of Environmental Protection (NJDEP) in the Supreme Court of New Jersey, Essex County against Occidental Chemical Corporation and several other companies that are successors in interest to Diamond Shamrock Corporation. The NJDEP seeks recovery of all costs associated with the investigation, removal, cleanup and damage to natural resources occasioned by Diamond Shamrock's disposal of various forms of chemicals in the Passaic River. The damages are alleged to potentially range "from hundreds of millions to several billions of dollars." Pursuant to New Jersey's Court Rules, the defendants were required to identify all other parties which could be subject to permissive joinder in the litigation based on common questions of law or fact. Third-party complaints seeking contribution from more than 200 entities, which have been identified as potentially contributing to the contamination in the Passaic, were filed on February 5, 2009. Based on currently available information, the potential monetary exposure is likely to be in excess of $100,000. Refer to Note 10, "Commitments and Contingencies," in the Notes to Financial Statements for additional information.

On November 20, 2008, Research in Motion Ltd. and Research in Motion Corp. (collectively "RIM") filed a declaratory judgment action against the Company in Federal District Court in the Northern District of Texas. The suit, Research in Motion Limited and Research in Motion Corporation v. Eastman Kodak Company, seeks to invalidate certain Company patents related to digital camera technology and software object linking, and seeks a determination that RIM handheld devices do not infringe such patents. On February 17, 2009, the Company filed its answer and counterclaims for infringement of each of these same patents. A Markman Hearing was held on March 23, 2010. The Court has not yet issued its Markman decision. The Court rescheduled to August 2011 a trial on merits which was originally scheduled for December 2010. The Company intends to vigorously defend itself.

On January 14, 2010 the Company filed a complaint with the International Trade Commission (ITC) against Apple Inc. and Research in Motion Limited (RIM) for infringement of patents related to digital camera technology. In the Matter of Certain Mobile Telephones and Wireless Communication Devices Featuring Digital Cameras and Components Thereof, the Company is seeking a limited exclusion order preventing importation of infringing devices including iPHONES and camera enabled BLACKBERRY devices. On February 16, 2010, the ITC ordered that an investigation be instituted to determine whether importation or sale of the accused Apple and RIM devices constitutes violation of the Tariff Act of 1930. A Markman Hearing was held in May 2010 and an initial determination was issued by the Administrative Law Judge in June 2010, which determination is being reviewed by the Commission. A hearing on the merits occurred in September 2010. In December 2010, as a result of a re-examination proceeding initiated by RIM and other parties, the U.S. Patent and Trademark Office affirmed the validity of the same patent claim at issue in the ITC investigation. On January 24, 2011, the Company received notice that the Administrative Law Judge (ALJ) had issued an initial determination recommending that the Commission find the patent claim at issue invalid and not infringed. The Company has petitioned the Commission to review the initial determination of the ALJ. A final determination by the Commission is expected by May 23, 2011.

On January 14, 2010 the Company filed two suits against Apple Inc. in the Federal District Court in the Western District of New York (Eastman Kodak Company v. Apple Inc.) claiming infringement of patents related to digital cameras and certain computer processes. The Company is seeking unspecified damages and other relief. The case related to digital cameras has been stayed pending the ITC action referenced above. On April 15, 2010, Apple Inc. filed a counterclaim against Kodak claiming infringement of patents related to digital cameras and all-in-one printers. The Company intends to vigorously defend itself.

On April 15, 2010, Apple Inc. filed a complaint in the ITC against Kodak asserting infringement of patents related to digital cameras. In the Matter of Certain Digital Imaging Devices and Related Software, Apple is seeking a limited exclusion order preventing importation of infringing devices. A hearing on the merits before an Administrative Law Judge was concluded on February 2, 2011 and an initial determination is expected by May 18, 2011. On April 15, 2010 Apple also filed in Federal District Court in the Northern District of California (Apple Inc. v. Eastman Kodak Company) a complaint asserting infringement of the same patents asserted in the ITC. The Company intends to vigorously defend itself.

On August 26, 2010, Apple filed a claim in California State Court (Santa Clara) claiming ownership of the Kodak patent asserted by Kodak against Apple in the ITC action referenced above. This action has been removed to Federal District Court in the Northern District of California. The Court has subsequently stayed this action. The Company intends to vigorously defend itself.

The Company and its subsidiaries are involved in various lawsuits, claims, investigations and proceedings, including commercial, customs, employment, environmental, and health and safety matters, which are being handled and defended in the ordinary course of business. In addition, the Company is subject to various assertions, claims, proceedings and requests for indemnification concerning intellectual property, including patent infringement suits involving technologies that are incorporated in a broad spectrum of the Company's products. These matters are in various stages of investigation and litigation, and are being vigorously defended. Although the Company does not expect that the outcome in any of these matters, individually or collectively, will have a material adverse effect on its financial condition or results of operations, litigation is inherently unpredictable. Therefore, judgments could be rendered or settlements entered, that could adversely affect the Company's operating results or cash flows in a particular period. The Company routinely assesses all of its litigation and threatened litigation as to the probability of ultimately incurring a liability, and records its best estimate of the ultimate loss in situations where it assesses the likelihood of loss as probable.

EXECUTIVE OFFICERS OF THE REGISTRANT

Pursuant to General Instructions G (3) of Form 10-K, the following list is included as an unnumbered item in Part I of this report in lieu of being included in the Proxy Statement for the Annual Meeting of Shareholders.

			Date First Elected	
Name	**Age**	**Positions Held**	**an Executive Officer**	**to Present Office**
Robert L. Berman	53	Senior Vice President	2002	2005
Philip J. Faraci	55	President and Chief Operating Officer	2005	2007
Pradeep Jotwani	56	Senior Vice President	2010	2010
Brad W. Kruchten	50	Senior Vice President	2002	2009
Antoinette P. McCorvey	53	Chief Financial Officer and Senior Vice President	2007	2010
Gustavo Oviedo	58	Vice President	2007	2011
Antonio M. Perez	65	Chairman of the Board, Chief Executive Officer	2003	2005
Laura G. Quatela	53	General Counsel and Senior Vice President	2006	2011
Eric H. Samuels	43	Chief Accounting Officer and Corporate Controller	2009	2009
Terry R. Taber	56	Senior Vice President	2008	2010

Executive officers are elected annually in February.

All of the executive officers have been employed by Kodak in various executive and managerial positions for at least five years, except Mr. Jotwani, who joined the Company on September 29, 2010.

The executive officers' biographies follow:

Robert L. Berman
Mr. Berman was appointed to his current position in January 2002 and was elected a Vice President of the Company in February 2002. In March 2005, he was elected a Senior Vice President by the Board of Directors. He is a member of the Eastman Kodak Company Executive Council. He is responsible for the design and implementation of all human resources strategies, policies, and processes throughout the corporation. He works closely with Kodak's CEO, Board of Directors, and Executive Compensation and Development Committee on all executive compensation and development processes for the corporation.

Prior to his current position, Mr. Berman was the Associate Director of Human Resources and the Director and divisional vice president of Human Resources for Global Operations, leading the delivery of strategic and operational human resources services to Kodak's global manufacturing, supply chain, and regional operations around the world. He has held a variety of other key human resources positions for Kodak over his 28 year career, including the Director and divisional vice president of Human Resources for the global Consumer Imaging business and the Human Resources Director for Kodak Colorado Division.

Philip J. Faraci
Philip Faraci was named President and Chief Operating Officer, Eastman Kodak Company, in September 2007. As President and COO, Mr. Faraci is responsible for the day-to-day management of Kodak's three major digital businesses: the Consumer Digital Imaging Group (CDG), the Graphic Communications Group (GCG), and the Film, Photofinishing and Entertainment Group (FPEG). He joined Kodak as Director, Inkjet Systems Program in December 2004. In February 2005, he was elected a Senior Vice President of the Company. In June 2005, he was also named Director, Corporate Strategy & Business Development.

Prior to Kodak, Mr. Faraci served as Chief Operating Officer of Phogenix Imaging and President and General Manager of Gemplus Corporation's Telecom Business Unit. Prior to these roles, he spent 22 years at Hewlett-Packard, where he served as Vice President and General Manager of the Consumer Business Organization and Senior Vice President and General Manager for the Inkjet Imaging Solutions Group.

Pradeep Jotwani
Pradeep Jotwani joined Kodak in September 2010 as President, Consumer Digital Imaging Group, Chief Marketing Officer, and Senior Vice President.

As President, Consumer Digital Imaging Group, Mr. Jotwani is responsible for Kodak's digital cameras, picture frames, pocket video cameras, kiosks, imaging sensors, consumer inkjet printers, and KODAK Gallery – the company's online photo service. As Kodak's CMO, Mr. Jotwani is responsible for customer relationship management, brand management, business-to-business and business-to-consumer marketing, communications and public affairs, online commerce, and the company's website, www.kodak.com.

Mr. Jotwani left Hewlett-Packard Company in 2007 as Senior Vice President, Supplies, Imaging and Printing Group. Under his direction, the business was the industry-leading supplier. Prior to that assignment, he was President of HP's Consumer Business Organization, which he formed. This organization represented HP's first formal sales and marketing organization focused specifically on the consumer market. He also served as HP's executive sponsor for Customer Relationship Management (CRM) and founded hpshopping.com, the company's e-commerce store.

After 25 years at HP, and prior to joining Kodak, Mr. Jotwani served as an operating executive at a private equity firm, participated on several corporate boards, was a Leadership Fellow at Stanford University's Graduate School of Business, and lent his time to a series of civic and non-profit organizations. He continues to serve on the board of RealNetworks, Inc., a pioneer of streaming media and the provider of network-delivered digital media products and services worldwide.

Brad W. Kruchten
Brad Kruchten is currently the President of the Film, Photofinishing & Entertainment Group (FPEG). In this capacity, he is responsible for profit and loss for all silver halide products. Mr. Kruchten was named Chief Operating Officer of FPEG in January 2009, and he was appointed President of FPEG in July 2009. The Board of Directors elected him a Senior Vice President in July 2009. In addition, Mr. Kruchten has responsibility for Event Imaging Solutions, which provides photo services to guests at theme parks and other attractions.

Prior to his current position, Mr. Kruchten was the worldwide General Manager for Retail Printing, and managed the products and services that enable retailers to offer an integrated retail solution to analog and digital photographers. These products and services included kiosks, paper, retail workflow software, service, and support. Before that, Mr. Kruchten was the General Manager for the Consumer and Professional film business. The Board of Directors elected him a Corporate Vice President in July 2002.

Kruchten's career at Kodak began in 1982 as a Quality Engineer. Over his first five years, he expanded his engineering experience in the Copy Products Division as a Manufacturing Engineer and a Development/Research Engineer. In 1986, he moved into a sales position for Copy Products, and over the next five years held a number of sales and marketing positions within Printer Products and Business Imaging Systems. In 1993, Kruchten became a product line manager for Business Imaging Systems. In this capacity, he had profit-and-loss responsibility for Retrieval products. In 1998, he was named Strategic Business Unit Manager and a divisional vice president of the Capture and Services business within the Document Imaging unit. During his tenure, Kodak introduced a number of scanners, which made the Company the world's leading seller of high-speed production scanning. In 2000, Kruchten was named Chief Operating Officer and vice president of the Document Imaging unit. As COO, he led the acquisition of the Imaging division of Bell & Howell. In 2001, Kruchten was named Site Manager, Kodak Colorado Division, and became a divisional vice president of Kodak's Global Manufacturing unit. In 2002, he was the Chief Executive Officer of Encad Inc., a wholly-owned Kodak subsidiary

Prior to Kodak, Kruchten worked as a project engineer at Inland Steel and as a tool designer for General Motors Corp.

Antoinette P. McCorvey

Antoinette (Ann) McCorvey was elected Chief Financial Officer and Senior Vice President, Eastman Kodak Company, effective November 5, 2010.

Ms. McCorvey is responsible for worldwide financial operations, including Corporate Financial Planning and Analysis, Treasury, Audit, Controllership, Tax, Investor Relations, Aviation, Corporate Business Development, Worldwide Information Systems, and Global Purchasing.

Ms. McCorvey joined Kodak in December 1999 as Director, Finance, Imaging Materials Manufacturing. She has held assignments of increasing responsibility including Director, Finance, Global Manufacturing and Logistics; Director, Finance, Corporate Financial Planning and Analysis; and Director, Finance and Vice President, Consumer Digital Imaging Group. In March 2007, she was appointed Director & Vice President of Investor Relations. The Board of Directors elected her a Corporate Vice President in December 2007.

Prior to Kodak, Ms. McCorvey had a 20-year career with Monsanto/Solutia. Her last assignment at Solutia, Inc. (the former Chemical Company of Monsanto) was Vice President/General Manager of Nylon, Plastics, Polymers and Industrial Fibers.

Gustavo Oviedo

Gustavo Oviedo was named Chief Customer Officer and General Manager, Worldwide Regional Operations effective January 1, 2011.

Previously, Mr. Oviedo was General Manager, Worldwide Sales and Customer Operations, Consumer Digital Imaging and Graphic Communications Groups. In this role, he oversaw worldwide sales and customer support for the Company's Consumer Digital Imaging (CDG) and Graphic Communications (GCG) Groups. He was responsible for the United States and Canada, (US&C) European, African and Middle Eastern (EAMER) and Asia Pacific Regions (APR).

From March 2007 to December 2008, Mr. Oviedo was Asia Pacific Region Managing Director, Eastman Kodak Company. He also served as Managing Director, Asia Pacific Region for Kodak's Graphic Communications Group, a position he assumed in 2006 following Kodak's acquisition of Kodak Polychrome Graphics (KPG). In this role, Mr. Oviedo was responsible for the entire Kodak business and strategic product portfolio in the region. The Board of Directors elected him a Corporate Vice President in December 2007.

Mr. Oviedo's international career spans more than 25 years working in the United States, Latin America, Asia and Europe, and includes deep industrial operations management experience. Before joining Kodak (KPG), he spent over 20 years with Schneider Electric, a leader in electromechanical and electronic products, where he held positions of increasing responsibility in regional management and his portfolio included distribution, logistics, sales and marketing, business development, and strategic mergers & acquisitions.

Antonio M. Perez

Since joining the Company in April 2003, Kodak's Chairman and Chief Executive Officer, Antonio M. Perez, has led the worldwide transformation of Kodak from a business based on film to one based primarily on digital technologies. In the past several years, Kodak introduced an array of new digital technologies and products for consumer and commercial applications that generated approximately $5.4 billion in revenue in 2010. Those include, among others, consumer inkjet printers, pocket video cameras, sensors for digital products, and dry labs for printing at retail, as well as offset-class commercial inkjet presses, high-volume digital production presses, digital controllers, workflow software solutions, and digital plates for commercial printing and packaging. The result is a new Kodak – a company where digital products account for 75 percent of revenue.

Mr. Perez brings to the task his experience from a 25-year career at Hewlett-Packard Company, where he was a corporate vice president and a member of the company's Executive Council. As President of HP's Consumer Business, Mr. Perez spearheaded the company's efforts to build a business in digital imaging and electronic publishing, generating worldwide revenue of more than $16 billion.

Prior to that assignment, Mr. Perez served as President and CEO of HP's inkjet imaging business for five years. During that time, the installed base of HP's inkjet printers grew from 17 million to 100 million worldwide, with revenue totaling more than $10 billion.

After HP, Mr. Perez was President and CEO of Gemplus International, where he led the effort to take the company public. While at Gemplus, he transformed the company into the leading Smart Card-based solution provider in the fast-growing wireless and financial markets. In the first fiscal year, revenue at Gemplus grew 70 percent, from $700 million to $1.2 billion.

Laura G. Quatela

Laura G. Quatela was named General Counsel and elected a Senior Vice President effective January 1, 2011. Ms. Quatela was appointed Chief Intellectual Property Officer in January 2008 and retains this role in tandem with her new duties leading the Company's Legal organization. As Chief Intellectual Property Officer, she is responsible for IP strategy and policy, the Senior IP Strategy Council, and external IP affairs.

Previously, Ms. Quatela was Managing Director, Intellectual Property Transactions, and was responsible for directing strategic cross-licensing and royalty-bearing licensing activities for the Company, including developing licensing strategy, negotiating and structuring licenses, and managing IP valuations and investments. In August 2006, the Board of Directors elected Ms. Quatela a Vice President of the Company.

She joined Kodak in 1999 and held various positions in the Marketing, Antitrust, Trademark & Litigation staff in the Company's Legal department. She was promoted to Director of Corporate Commercial Affairs, Vice President Legal and Assistant General Counsel in 2004.

From August 2002 to December 2003, Ms. Quatela served as Director, Finance Transformation and Vice President, Finance & Administration. In this position she led a team charged with planning and executing restructuring of Kodak's finance functions.

Prior to joining Kodak, Ms. Quatela worked for Clover Capital Management, Inc., SASIB Railway GRS, and Bausch & Lomb Inc. In private law practice, she was a defense litigator specializing in mass tort cases.

Eric H. Samuels

Eric H. Samuels was appointed Corporate Controller and Chief Accounting Officer in July 2009. Mr. Samuels previously served as the Company's Assistant Corporate Controller and brings to his position over 20 years of leadership experience in corporate finance and public accounting. He joined Kodak in 2004 as Director, Accounting Research and Policy.

Prior to joining Kodak, Mr. Samuels had a 14-year career in public accounting during which he served as a senior manager at KPMG LLP's Department of Professional Practice (National Office) in New York City. Prior to joining KPMG in 1996, he worked in Ernst & Young's New York City office.

Terry R. Taber

Terry R. Taber joined Kodak in 1980. In January 2009, he was named Chief Technical Officer. The Board of Directors elected him a Corporate Vice President in December 2008, and then a Senior Vice President in December 2010.

Mr. Taber was previously the Chief Operating Officer of Kodak's Image Sensor Solutions (ISS) business, a leading developer of advanced CCD and CMOS sensors serving imaging and industrial markets. Prior to joining ISS in 2007, Mr. Taber held a series of senior positions in Kodak's research and development and product organizations. During his 30 years at Kodak, Mr. Taber has been involved in new materials research, product development and commercialization, manufacturing, and executive positions in R&D and business management.

Mr. Taber's early responsibilities included research on new synthetic materials, an area in which he holds several patents. He then became a program manager for several film products before completing the Sloan Fellows program at the Massachusetts Institute of Technology. He returned from MIT to become the worldwide consumer film business product manager from 1999 to 2002, and then became an Associate Director of R&D from 2002 to 2005, followed by a position as the director of Materials & Media R&D from 2005 to 2007.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Eastman Kodak Company common stock is traded on the New York Stock Exchange under the symbol "EK." There were 51,347 shareholders of record of common stock as of January 31, 2011.

Market Price Data

	2010		2009	
Price per share:	High	Low	High	Low
1st Quarter	$6.94	$4.12	$7.66	$2.01
2nd Quarter	$9.08	$4.33	$4.57	$2.44
3rd Quarter	$5.11	$3.49	$6.82	$2.65
4th Quarter	$5.95	$3.84	$4.74	$3.26

Dividend Information

On April 30, 2009, the Company announced that its Board of Directors decided to suspend future cash dividends on its common stock effective immediately. Consequently, there were no dividends paid during 2009 or 2010.

Dividends may be restricted under the Company's debt agreements. Refer to Note 8, "Short-Term Borrowings and Long-Term Debt," in the Notes to Financial Statements.

Performance Graph - Shareholder Return

The following graph compares the performance of the Company's common stock with the performance of the Standard & Poor's 500 Composite Stock Price Index, the Standard & Poor's Midcap 400 Composite Stock Price Index, and the Standard & Poor's Consumer Discretionary Index by measuring the changes in common stock prices from December 31, 2005, plus reinvested dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Eastman Kodak Company , The S & P 500 Index,
The S & P Midcap 400 Index, and The S & P Consumer Discretionary Index.


$140
$120
$100
$80
$60
$40
$20
$0
12/05
12/06
12/07
12/08
12/09
12/10
Eastman Kodak Company
S&P 500
S&P Midcap 400
S&P Consumer Discretionary

*$100 invested on 12/31/05 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

(www.researchdatagroup.com/S&P.htm)

	12/05	12/06	12/07	12/08	12/09	12/10
Eastman Kodak Company	100.00	112.58	97.22	30.45	19.53	24.81
S&P 500	100.00	115.80	122.16	76.96	97.33	111.99
S&P Midcap 400	100.00	110.32	119.12	75.96	104.36	132.16
S&P Consumer Discretionary	100.00	118.64	102.97	68.48	96.77	123.53

The Company has elected to include the S&P Consumer Discretionary index in the comparison, because it believes this index is more reflective of the industries in which the Company operates, and therefore provides a better comparison of returns than the Standard & Poor's Midcap 400 Composite Stock Price Index or the Standard & Poor's 500 Composite Stock Price Index.

ITEM 6. SELECTED FINANCIAL DATA

Refer to Summary of Operating Data on page 99.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand the results of operations and financial condition of Kodak for the three years ended December 31, 2010. All references to Notes relate to Notes to the Financial Statements in Item 8. "Financial Statements and Supplementary Data."

Overview

Kodak is the world's foremost imaging innovator and generates revenue and profits from the sale of products, technology, solutions and services to consumers, businesses and creative professionals. The Company's portfolio is broad, including image capture and output devices, consumables and systems and solutions for consumer, business, and commercial printing applications. Kodak has three reportable business segments, which are more fully described later in this discussion in "Kodak Operating Model and Reporting Structure." The three business segments are: Consumer Digital Imaging Group ("CDG"), Graphic Communications Group ("GCG") and Film, Photofinishing and Entertainment Group ("FPEG").

The Company's digital growth strategy is centered around exploiting our competitive advantage at the intersection of materials science and digital imaging science. The Company has leading market positions in large markets including digital printing plates, scanners, digital still and video cameras, and kiosks. In addition, the Company has been introducing differentiated value propositions in new growth markets that are in need of transformation. The Company's four growth initiatives are: consumer inkjet, within CDG, and commercial inkjet, workflow software and services, and packaging solutions within GCG.

While these four growth initiatives have largely been in an investment mode, revenue in these product lines grew 18% for the full year. The Company will continue to gain scale in these product lines to enable a more significant and profitable contribution from them.

Competitive pricing and rising commodity costs negatively impacted results in Kodak's more mature product lines, including Prepress Solutions, Digital Capture and Devices, and Entertainment Imaging. The Company is addressing these challenges through a variety of means including the introduction of new differentiated products and pricing and hedging strategies.

Kodak entered into three significant intellectual property arrangements during the year. Each of these agreements was in line with the three fundamental objectives of the Company's intellectual property licensing program, which are design freedom, gaining access to new markets and partnerships, and generating cash and earnings. The Company recognized revenue amounting to $838 million from these licenses in the year ended December 31, 2010.

Additionally, during 2009 and 2010, the Company took a number of financing actions designed to provide continued financial flexibility for the Company:

- On March 31, 2009, the Company and its Canadian subsidiary entered into an Amended and Restated Credit Agreement (the "Amended Credit Agreement") with its lenders, which provides for an asset-based revolving credit facility of up to $500 million, under certain conditions, including up to $250 million of availability for letters of credit.
- In September of 2009, the Company issued $300 million of Senior Secured Notes due 2017, with detachable warrants, and $400 million of Convertible Senior Notes due 2017. The combined net proceeds of the two transactions, after transaction costs, discounts and fees, of approximately $650 million, were used to repurchase $563 million of the Company's existing $575 million Convertible Senior Notes Due 2033 in October 2009, as well as for general corporate purposes. Therefore, the new debt issuances served as a refinancing of the debt structure of the Company.
- In March of 2010, the Company issued $500 million of Senior Secured Notes due 2018. The proceeds from this issuance were used to repurchase all $300 million of the Senior Secured Notes due 2017, and $200 million of Senior Notes due 2013. This served as a further refinancing of the debt structure of the Company.

Critical Accounting Policies and Estimates

The accompanying consolidated financial statements and notes to consolidated financial statements contain information that is pertinent to management's discussion and analysis of the financial condition and results of operations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent assets and liabilities.

The Company believes that the critical accounting policies and estimates discussed below involve the most complex management judgments due to the sensitivity of the methods and assumptions necessary in determining the related asset, liability, revenue and expense amounts. Specific risks associated with these critical accounting policies are discussed throughout this MD&A, where such policies affect our reported and expected financial results. For a detailed discussion of the application of these and other accounting policies, refer to the Notes to Financial Statements in Item 8.

Revenue Recognition

The Company's revenue transactions include sales of the following: products; equipment; software; services; integrated solutions, and intellectual property licensing. The Company recognizes revenue when it is realized or realizable and earned. The timing and the amount of revenue recognized from the licensing of intellectual property depend upon a variety of factors, including the specific terms of each agreement and the nature of the deliverables and obligations. For the sale of multiple-element arrangements, including whereby equipment or intellectual property is combined in a revenue generating transaction with other elements, the Company allocates to, and recognizes revenue from, the various elements based on their fair value. As of January 1, 2011, the Company will allocate to, and recognize revenue from, the various elements of multiple-element arrangements based on the best estimate of selling price of a deliverable, using: vendor-specific objective evidence, third-party evidence, and estimated selling price.

At the time revenue is recognized, the Company also records reductions to revenue for customer incentive programs. Such incentive programs include cash and volume discounts, price protection, promotional, cooperative and other advertising allowances and coupons. For those incentives that require the estimation of sales volumes or redemption rates, such as for volume rebates or coupons, the Company uses historical experience and both internal and customer data to estimate the sales incentive at the time revenue is recognized. In the event that the actual results of these items differ from the estimates, adjustments to the sales incentive accruals would be recorded.

Valuation of Long-Lived Assets, Including Goodwill and Intangible Assets

The Company tests goodwill for impairment annually on September 30, and whenever events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

The Company tests goodwill for impairment at a level of reporting referred to as a reporting unit. A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. When two or more components of an operating segment have similar economic characteristics, the components are aggregated and deemed a single reporting unit. An operating segment is deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if the segment comprises only a single component.

The components of the Film, Photofinishing and Entertainment Group (FPEG) operating segment are similar and, therefore, the segment meets the requirement of a reporting unit. Likewise, the components of the Consumer Digital Imaging Group (CDG) are similar and, therefore, the segment meets the definition of a reporting unit. The Graphic Communications Group (GCG) operating segment has two reporting units: the Business Services and Solutions Group (BSSG) reporting unit and the Commercial Printing *reporting unit (consisting of the Prepress Solutions and Digital Printing Solutions strategic product groups.) The Commercial Printing* reporting unit consists of components that have similar economic characteristics and, therefore, have been aggregated into a single reporting unit.

The Company's reporting units changed in 2010 as a result of organizational changes that became effective in the current year. Image Sensor Solutions (ISS) was a reporting unit in 2009. ISS no longer meets the definition of a component and, therefore, no longer qualifies as a reporting unit. ISS is now a part of the CDG reporting unit. The ISS reporting unit did not have any goodwill allocated to it in the prior year. In addition, within the GCG operating segment, the Enterprise Solutions strategic product group (SPG) was combined with the Document Imaging SPG to form a new SPG called BSSG, which meets the definition of a component and a reporting unit. The Document Imaging SPG was a reporting unit in the prior year. The remainder of the GCG operating segment represents the Commercial Printing reporting unit, as noted above. These 2010 reporting structure changes had no impact on the Company's segment reporting.

Goodwill is tested by initially comparing the fair value of each of the Company's reporting units to their related carrying values. If the fair value of the reporting unit is less than its carrying value, the Company must determine the implied fair value of the goodwill associated with that reporting unit. The implied fair value of goodwill is determined by first allocating the fair value of the reporting unit to all of its assets and liabilities and then computing the excess of the reporting unit's fair value over the amounts assigned to the assets and liabilities. If the carrying value of goodwill exceeds the implied fair value of goodwill, such excess represents the amount of goodwill impairment charge that must be recognized.

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. The Company estimates the fair value of its reporting units utilizing income and market approaches through the application of discounted cash flow and market comparable methods, respectively. To estimate fair value utilizing the income approach, the Company established an estimate of future cash flows for each reporting unit and discounted those estimated future cash flows to present value. Key assumptions used in the income approach were: (a) expected cash flows for the period from October 1, 2010 to December 31, 2015; and (b) discount rates of 15% to 28%, which were based on the Company's best estimates of the after-tax weighted-average cost of capital of each reporting unit. To estimate fair value utilizing the market comparable methodology, the Company applied valuation multiples, derived from publicly-traded benchmark companies, to operating data of each reporting unit. Benchmark companies are selected for each reporting unit based on comparability of the underlying business and economics, and if they could potentially purchase the reporting unit. Key assumptions used in the market approach include the selection of appropriate benchmark companies and the selection of an appropriate market value multiple for each reporting unit based on a comparison of the reporting unit with the benchmark companies as of the impairment testing date. Both the income and market approaches estimate fair values based on ability to generate earnings and are, therefore, meaningful in estimating the fair value of each of the Company's reporting units. The use of each methodology also provides corroboration for the other methodology. Consistent with prior years, with the exception of the FPEG reporting unit, the Company determined fair value of each of its reporting units using 50% weighting for each valuation methodology as we believe that each methodology provides equally valuable information. The Company determined fair value for the FPEG reporting unit using only the income approach due to the unique circumstances of the film and photofinishing industry.

Based upon the results of the Company's September 30, 2010 analysis, no impairment of goodwill was indicated.

A 20 percent change in estimated future cash flows or a 10 percentage point change in discount rate would not have caused a goodwill impairment to be recognized by the Company for any of its reporting units as of September 30, 2010. Impairment of goodwill could occur in the future if market or interest rate environments deteriorate, expected future cash flows decrease, or if reporting unit carrying values change materially compared with changes in respective fair values.

The Company's long-lived assets other than goodwill are evaluated for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable.

When evaluating long-lived assets for impairment, the Company compares the carrying value of an asset group to its estimated undiscounted future cash flows. An impairment is indicated if the estimated future cash flows are less than the carrying value of the asset group. The impairment is the excess of the carrying value over the fair value of the long-lived asset group.

In December 2010, the FASB issued ASU No. 2010-28, "When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying amounts," which amends ASC Topic 350, "Intangibles – Goodwill and Other." ASU No. 2010-28 requires entities that have a reporting unit with a negative carrying value to assess whether qualitative factors indicate that it is more likely than not that an impairment of goodwill exists, and if an entity concludes that it is more likely than not that an impairment exists, the entity must measure the goodwill impairment. This update is effective January 1, 2011 for the Company. The FPEG reporting unit had a negative carrying amount as of September 30, 2010 for purposes of the annual goodwill impairment test.

Due to the continuing challenging business conditions facing FPEG including a sustained fourth quarter escalation in commodity prices (the price of silver increased 39%, or $8.56 per troy ounce from the September 30, 2010 closing price to $30.63 per troy ounce at the December 31, 2010 closing price), and ongoing declines in the FPEG business caused by digital substitution, the Company evaluated the long-lived assets of FPEG's film business and paper and output systems business for impairment, and updated its goodwill impairment analysis of the FPEG reporting unit as of December 31, 2010. Based on this evaluation, with the exception of goodwill, the Company concluded that there were no impairments of FPEG's long-lived assets.

Certain assumptions used to determine the fair value and carrying amount of the FPEG reporting unit for purposes of the goodwill impairment test were revised, as of December 31, to reflect: (1) reductions in future expected cash flows due to the actual results for the fourth quarter of 2010 and revised forecasts for 2011 and later years; and (2) revision of which liabilities would be considered in determining the fair value of the reporting unit, as the updated cash flows could no longer support all of the previously allocated liabilities. Based on its updated analysis, the Company concluded that there was an impairment of goodwill related to the FPEG reporting unit of $626 million as of December 31, 2010.

As a result of the updated goodwill impairment analysis and the impairment charge recorded in the fourth quarter of 2010 for FPEG, ASU No. 2010-28 will not have an impact on the Company.

In conjunction with the fourth quarter impairment analysis, the Company reviewed its estimates of the remaining useful lives of FPEG's long-lived assets. This analysis indicated that overall the assets will continue to be used in these businesses for a longer period than anticipated in 2008, the last time that depreciable lives were adjusted for these assets. As a result, the Company revised the useful lives of certain existing production machinery and equipment, and manufacturing-related buildings effective January 1, 2011. These assets, many of which were previously set to fully depreciate by 2012 to 2013, were changed to depreciate with estimated useful lives ending from 2014 to 2017. This change in useful lives reflects the Company's current estimate of future periods to be benefited from the use of the property, plant, and equipment.

The estimated effect of this change for the year ended December 31, 2011 is a reduction in depreciation expense of $38 million, $32 million of which will be recognized in Cost of sales as a benefit to earnings from continuing operations, and $6 million of which will be capitalized as a reduction in inventories. The estimated net impact of this change is an increase in fully diluted earnings per share of $.12.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of operating losses, credit carryforwards and temporary differences between the carrying amounts and tax basis of the Company's assets and liabilities. The Company records a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized. The Company has considered forecasted earnings, future taxable income, the geographical mix of earnings in the jurisdictions in which the Company operates and prudent and feasible tax planning strategies in determining the need for these valuation allowances. As of December 31, 2010, the Company has net deferred tax assets before valuation allowances of approximately $3.1 billion and a valuation allowance related to those net deferred tax assets of approximately $2.3 billion, resulting in net deferred tax assets of approximately $0.8 billion. If the Company were to determine that it would not be able to realize a portion of its net deferred tax assets in the future, for which there is currently no valuation allowance, an adjustment to the net deferred tax assets would be charged to earnings in the period such determination was made. Conversely, if the Company were to make a determination that it is more likely than not that deferred tax assets, for which there is currently a valuation allowance, would be realized, the related valuation allowance would be reduced and a benefit to earnings would be recorded. During the fourth quarter of 2010, based on additional positive evidence regarding past earnings and projected future taxable income from operating activities, the Company determined that it is more likely than not that a portion of the deferred tax assets outside the U.S. would be realized and accordingly, recorded a tax benefit of $154 million associated with the release of the valuation allowance on those deferred tax assets.

The Company's tax provision (benefit) considers the impact of undistributed earnings of subsidiary companies outside of the U.S. Deferred taxes have not been provided for the potential remittance of such undistributed earnings, as it is the Company's policy to indefinitely reinvest its retained earnings. However, from time to time and to the extent that the Company can repatriate overseas earnings on essentially a tax-free basis, the Company's foreign subsidiaries will pay dividends to the U.S.

The Company operates within multiple taxing jurisdictions worldwide and is subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time for resolution. Management's ongoing assessments of the more-likely-than-not outcomes of these issues and related tax positions require judgment, and although management believes that adequate provisions have been made for such issues, there is the possibility that the ultimate resolution of such issues could have an adverse effect on the earnings of the Company. Conversely, if these issues are resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on earnings.

Pension and Other Postretirement Benefits

The Company's defined benefit pension and other postretirement benefit costs and obligations are dependent on the Company's key assumptions. These assumptions, which are reviewed at least annually by the Company, include the discount rate, long-term expected rate of return on plan assets ("EROA"), salary growth, healthcare cost trend rate and other economic and demographic factors. Actual results that differ from our assumptions are recorded as unrecognized gains and losses and are amortized to earnings over the estimated future service period of the active participants in the plan or, if almost all of a plan's participants are inactive, the average remaining lifetime expectancy of inactive participants, to the extent such total net unrecognized gains and losses exceed 10% of the greater of the plan's projected benefit obligation or the calculated value of plan assets. Significant differences in actual experience or significant changes in future assumptions would affect the Company's pension and other postretirement benefit costs and obligations.

The EROA assumption is based on a combination of formal asset and liability studies that include forward-looking return expectations, given the current asset allocation. The EROA, once set, is applied to the calculated value of plan assets in the determination of the expected return component of the Company's pension income or expense. The Company uses a calculated value of plan assets, which recognizes changes in the fair value of assets over a four-year period, to calculate expected return on assets. At December 31, 2010, the calculated value of the assets of the Company's major U.S. and Non-U.S. defined benefit pension plans was approximately $8.1 billion and the fair value was approximately $7.5 billion. Asset gains and losses that are not yet reflected in the calculated value of plan assets are not included in amortization of unrecognized gains and losses.

The Company reviews its EROA assumption annually. To facilitate this review, every three years, or when market conditions change materially, the Company's larger plans will undertake asset allocation or asset and liability modeling studies. The weighted average EROA for major U.S. and non-U.S. defined benefit pension plans used to determine net pension (income) expense was 8.73% and 7.76%, respectively, for the year ended December 31, 2010.

Generally, the Company bases the discount rate assumption for its significant plans on high quality corporate bond yields in the respective countries as of the measurement date. Specifically, for its U.S. and Canadian plans, the Company determines a discount rate using a cash flow model to incorporate the expected timing of benefit payments and an AA-rated corporate bond yield curve. For the Company's U.S. plans, the Citigroup Above Median Pension Discount Curve is used. For the Company's other non-U.S. plans, the discount rates are determined by comparison to published local high quality bond yields or indices considering estimated plan duration and removing any outlying bonds, as warranted.

The salary growth assumptions are determined based on the Company's long-term actual experience and future and near-term outlook. The healthcare cost trend rate assumptions are based on historical cost and payment data, the near-term outlook and an assessment of the likely long-term trends.

The following table illustrates the sensitivity to a change to certain key assumptions used in the calculation of expense for the year ending December 31, 2011 and the projected benefit obligation ("PBO") at December 31, 2010 for the Company's major U.S. and non-U.S. defined benefit pension plans:

(in millions)	Impact on 2011 Pre-Tax Pension Expense Increase (Decrease)		Impact on PBO December 31, 2010 Increase (Decrease)	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Change in assumption:				
25 basis point decrease in discount rate	$ 7	$ 4	$ 123	$ 126
25 basis point increase in discount rate	(7)	(4)	(118)	(119)
25 basis point decrease in EROA	13	7	N/A	N/A
25 basis point increase in EROA	(13)	(7)	N/A	N/A

Total pension income from continuing operations before special termination benefits, curtailments, and settlements for the major funded and unfunded defined benefit pension plans in the U.S. is expected to decrease from $158 million in 2010 to approximately $60 million in 2011, due primarily to an increase in amortization of actuarial losses. Pension expense from continuing operations before special termination benefits, curtailments and settlements for the major funded and unfunded non-U.S. defined benefit pension plans is projected to increase from $19 million in 2010 to approximately $40 million in 2011. Holding current assumptions constant, net pension income is expected to continue to decline into 2012.

Additionally, the Company expects the expense, before curtailment and settlement gains and losses of its major other postretirement benefit plans, to decrease to approximately $20 million in 2011 as compared with $25 million for 2010.

Environmental Commitments

Environmental liabilities are accrued based on undiscounted estimates of known environmental remediation responsibilities. The liabilities include accruals for sites owned or leased by the Company, sites formerly owned or leased by the Company, and other third party sites where the Company was designated as a potentially responsible party ("PRP"). The amounts accrued for such sites are based on these estimates, which are determined using the ASTM Standard E 2137-06, "Standard Guide for Estimating Monetary Costs and Liabilities for Environmental Matters." The overall method includes the use of a probabilistic model that forecasts a range of cost estimates for the remediation required at individual sites. The Company's estimate includes equipment and operating costs for investigations, remediation and long-term monitoring of the sites. Such estimates may be affected by changing determinations of what constitutes an environmental liability or an acceptable level of remediation. The Company's estimate of its environmental liabilities may also change if the proposals to regulatory agencies for desired methods and outcomes of remediation are viewed as not acceptable, or additional exposures are identified. The Company has an ongoing monitoring and identification process to assess how activities, with respect to the known exposures, are progressing against the accrued cost estimates, as well as to identify other potential remediation issues that are presently unknown.

Additionally, in many of the countries in which the Company operates, environmental regulations exist that require the Company to handle and dispose of asbestos in a special manner if a building undergoes major renovations or is demolished. The Company records a liability equal to the estimated fair value of its obligation to perform asset retirement activities related to the asbestos, computed using an expected present value technique, when sufficient information exists to calculate the fair value.

Recently Issued Accounting Pronouncements

See Note 1, "Significant Accounting Policies," in the Notes to Financial Statements in Item 8.

Kodak Operating Model and Reporting Structure

For 2010, the Company had three reportable segments: Consumer Digital Imaging Group ("CDG"), Graphic Communications Group ("GCG"), and Film, Photofinishing and Entertainment Group ("FPEG"). Within each of the Company's reportable segments are various components, or Strategic Product Groups ("SPGs"). Throughout the remainder of this document, references to the segments' SPGs are indicated in italics. The balance of the Company's continuing operations, which individually and in the aggregate do not meet the criteria of a reportable segment, are reported in All Other. A description of the segments is as follows:

Consumer Digital Imaging Group Segment ("CDG"): This segment provides a full range of digital imaging products and service offerings to consumers. CDG encompasses the following SPGs. Products and services included within each SPG are identified below.

Digital Capture and Devices includes digital still and pocket video cameras, digital picture frames, accessories, branded licensed products, imaging sensors, and licensing activities related to the Company's intellectual property in digital imaging products.

Consumer Inkjet Systems includes consumer inkjet printers and related ink and media consumables.

Retail Systems Solutions includes kiosks, APEX drylab systems, and related consumables and services.

Consumer Imaging Services includes Kodak Gallery products and photo sharing services.

Graphic Communications Group Segment ("GCG"): GCG serves a variety of customers in the creative, in-plant, data center, commercial printing, packaging, newspaper and digital service bureau market segments with a range of software, media and hardware products that provide customers with a variety of solutions for prepress equipment, workflow software, analog and digital printing, and document scanning. GCG encompasses the following SPGs. Products and services included within each SPG are identified below.

Prepress Solutions includes digital and traditional prepress equipment, consumables including plates, chemistry and media, related services, and packaging solutions.

Digital Printing Solutions includes high-speed, high-volume commercial inkjet, and color and black-and-white electrophotographic printing equipment and related consumables and services.

Business Services and Solutions includes workflow software and digital controllers, document scanning products and services and related maintenance offerings. Also included in this SPG are the activities related to the Company's business solutions and consulting services.

Film, Photofinishing and Entertainment Group Segment ("FPEG"): This segment provides consumers, professionals, cinematographers, and other entertainment imaging customers with film-related products and services. FPEG encompasses the following SPGs. Products and services included within each SPG are identified below.

Film Capture includes consumer and professional film and one-time-use cameras.

Traditional Photofinishing includes paper and output systems and photofinishing services.

Entertainment Imaging includes entertainment imaging products and services.

Industrial Materials includes aerial and industrial film products, film for the production of printed circuit boards, and specialty chemicals.

All Other: This category included the results of the Company's display business, up to the date of sale of assets of this business in the fourth quarter of 2009.

DETAILED RESULTS OF OPERATIONS

Net Sales from Continuing Operations by Reportable Segment and All Other (1)

	For the Year Ended December 31,						
(in millions)	2010	Change	Foreign Currency Impact	2009	Change	Foreign Currency Impact	2008
Consumer Digital Imaging Group							
Inside the U.S.	$ 1,781	+10%	0%	$ 1,618	-11%	0%	$ 1,811
Outside the U.S.	958	-4	-2	1,001	-22	-4	1,277
Total Consumer Digital Imaging Group	2,739	+5	-1	2,619	-15	-2	3,088
Graphic Communications Group							
Inside the U.S.	810	-3	0	831	-20	0	1,036
Outside the U.S.	1,871	-1	0	1,895	-18	-3	2,298
Total Graphic Communications Group	2,681	-2	0	2,726	-18	-2	3,334
Film, Photofinishing and Entertainment Group							
Inside the U.S.	397	-22	0	508	-39	0	835
Outside the U.S.	1,370	-22	0	1,749	-19	-4	2,152
Total Film, Photofinishing and Entertainment Group	1,767	-22	0	2,257	-24	-3	2,987
All Other							
Inside the U.S.	-			5			7
Outside the U.S.	-			(1)			-
Total All Other	-			4			7
Consolidated							
Inside the U.S.	2,988	+1	0	2,962	-20	0	3,689
Outside the U.S.	4,199	-10	-1	4,644	-19	-4	5,727
Consolidated Total	$ 7,187	-6%	0%	$ 7,606	-19%	-2%	$ 9,416

(1) Sales are reported based on the geographic area of destination.

Earnings (Loss) from Continuing Operations Before Interest Expense, Other Income (Charges), Net and Income Taxes by Reportable Segment and All Other

(in millions)	For the Year Ended December 31, 2010	Change	2009	Change	2008
Consumer Digital Imaging Group	$ 331	+846%	$ 35	+120%	$ (177)
Graphic Communications Group	(26)	+38	(42)	-235	31
Film, Photofinishing and Entertainment Group	64	-60	159	-19	196
All Other	-	+100	(13)	+24	(17)
Total	369	+165	139	+321	33
Restructuring costs, rationalization and other	(78)		(258)		(149)
Postemployment benefit changes	-		-		94
Other operating income (expenses), net	(619)		88		(766)
Adjustments to contingencies and legal reserves/settlements	(8)		3		(33)
Interest expense	(149)		(119)		(108)
Loss on early extinguishment of debt	(102)		-		-
Other income (charges), net	26		30		55
Loss from continuing operations before income taxes	$ (561)	-379%	$ (117)	+87%	$ (874)

Results of Operations – Continuing Operations
Consolidated

(dollars in millions)	2010	% of Sales	% Change	2009	% of Sales	% Change	2008	% of Sales
	For the Year Ended December 31,							
Net sales	$7,187		-6%	$7,606		-19%	$9,416	
Cost of sales	5,236		-10%	5,838		-19%	7,247	
Gross profit	1,951	27.1%	10%	1,768	23.2%	-18%	2,169	23.0%
Selling, general and administrative expenses	1,277	18%	-2%	1,302	17%	-19%	1,606	17%
Research and development costs	321	4%	-10%	356	5%	-26%	478	5%
Restructuring costs, rationalization and other	70		-69%	226		61%	140	
Other operating expenses (income), net	619		803%	(88)		111%	766	
Loss from continuing operations before interest expense, other income (charges), net and income taxes	(336)	-5%		(28)	0%		(821)	-9%
Interest expense	149		25%	119		10%	108	
Loss on early extinguishment of debt, net	102			-			-	
Other income (charges), net	26		-13%	30		-45%	55	
Loss from continuing operations before income taxes	(561)		-379%	(117)		87%	(874)	
Provision (benefit) for income taxes	114		-1%	115		178%	(147)	
Loss from continuing operations	(675)	-9%	-191%	(232)	-3%	68%	(727)	-8%
(Loss) earnings from discontinued operations, net of income taxes	(12)			17			285	
Extraordinary item, net of tax	-			6			-	
NET LOSS	(687)			(209)			(442)	
Less: Net earnings attributable to noncontrolling interests	-			(1)			-	
NET LOSS ATTRIBUTABLE TO EASTMAN KODAK COMPANY	$ (687)		-227%	$ (210)		52%	$ (442)	

	For the Year Ended December 31,		Change vs. 2009			
	2010 Amount	Change vs. 2009	Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs
Total net sales	$ 7,187	-5.5%	-5.2%	0.0%	-0.3%	n/a
Gross profit margin	27.1%	3.9pp	n/a	1.0pp	0.1pp	2.8pp

	For the Year Ended December 31,		Change vs. 2008			
	2009 Amount	Change vs. 2008	Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs
Total net sales	$ 7,606	-19.2%	-14.5%	-2.5%	-2.2%	n/a
Gross profit margin	23.2%	0.2pp	n/a	-3.6pp	-1.3pp	5.1pp

Revenues

For the year ended December 31, 2010, net sales decreased compared with the same period in 2009 primarily due to volume declines in the FPEG segment (-6%). Favorable price/mix in the CDG segment (+2%) was largely offset by unfavorable price/mix in the GCG segment (-2%).

For the year ended December 31, 2009, net sales decreased compared with 2008 primarily due to volume declines within all three segments (FPEG: -6%, GCG: -5% and CDG: -3%) driven by lower demand as a result of the global economic slowdown which began in the fourth quarter of 2008 as well as continued secular declines in the FPEG segment. Unfavorable price/mix also impacted sales equally across all three segments (-3 %). Foreign exchange negatively impacted sales equally across all three segments due to a stronger U.S. dollar.

Included in revenues were non-recurring intellectual property licensing agreements in the CDG segment. These licensing agreements contributed $838 million, $435 million and $227 million to revenues in 2010, 2009 and 2008, respectively. The Company expects to secure other new licensing agreements, the timing and amounts of which are difficult to predict. These types of arrangements provide the Company with a return on portions of its R&D investments, and new licensing opportunities are expected to have a continuing positive impact on the results of operations.

Gross Profit

The increase in gross profit margin as a percentage of sales from 2009 to 2010 was primarily driven by manufacturing and other cost reductions within the CDG (+2 pp) and GCG (+1 pp) segments. Also contributing to the increase in gross profit margin was favorable price/mix in the CDG segment (+2 pp), partially offset by unfavorable price/mix in the GCG segment (-1 pp).

Gross profit margin as a percent of sales for 2009 was essentially flat as compared with 2008. Driving the slight increase in gross profit margin were cost improvements (+5 pp), largely driven by ongoing cost reduction efforts within CDG (+4 pp) and FPEG (+1 pp). Largely offsetting these increases were unfavorable price/mix (-4 pp), which impacted all segments, but was most prominent in CDG (-2 pp), and unfavorable foreign exchange (-1 pp).

Included in gross profit were non-recurring intellectual property licensing agreements in the CDG segment. These licensing agreements contributed $838 million, $435 million and $227 million to gross profit for non-recurring agreements in 2010, 2009 and 2008, respectively.

Selling, General and Administrative Expenses

The decrease in consolidated selling, general and administrative expenses (SG&A) from 2009 to 2010 of 2% was attributable to decreases in SG&A in the FPEG segment (-7%) primarily driven by cost reduction actions, partially offset by increases in SG&A in the CDG and GCG segments (5%) primarily due to increased advertising costs.

The decrease in consolidated SG&A expenses from 2008 to 2009 of 19% was primarily the result of company-wide cost reduction actions implemented in 2009 in response to economic conditions.

Research and Development Costs

The decrease in consolidated research and development (R&D) costs from 2009 to 2010 of 10% was primarily driven by the rationalization and refocusing of investments.

The decrease in consolidated R&D costs from 2008 to 2009 of 26% was primarily the result of focused cost reduction efforts.

Restructuring Costs, Rationalization and Other

These costs, as well as the restructuring and rationalization-related costs reported in cost of sales, are discussed under the "Restructuring Costs, Rationalization and Other" section.

Other Operating Expenses (Income), Net

The other operating expenses (income), net category includes gains and losses on sales of assets and businesses and certain impairment charges. The amount for 2010 primarily reflects a $626 million goodwill impairment charge related to the FPEG segment. The amount for 2009 primarily reflects a gain of approximately $100 million on the sale of assets of the Company's organic light emitting diodes (OLED) group, as described further below. The amount for 2008 primarily reflects a $785 million goodwill impairment charge related to the GCG segment.

In November 2009, the Company agreed to terminate its patent infringement litigation with LG Electronics, Inc., LG Electronics USA, Inc., and LG Electronics Mobilecomm USA, Inc., entered into a technology cross license agreement with LG Electronics, Inc. and agreed to sell assets of its OLED group to Global OLED Technology LLC, an entity established by LG Electronics, Inc., LG Display Co., Ltd. and LG Chem, Ltd. As the transactions were entered into in contemplation of one another, in order to reflect the asset sale separately from the licensing transaction, the total consideration was allocated between the asset sale and the licensing transaction based on the estimated fair value of the assets sold. Fair value of the assets sold was estimated using other competitive bids received by the Company. Accordingly, $100 million of the proceeds was allocated to the asset sale. The remaining gross proceeds of $414 million were allocated to the licensing transaction and reported in net sales of the CDG segment for the year ended December 31, 2009.

Interest Expense

The increase in interest expense for 2010 as compared with 2009 was primarily attributable to higher weighted-average effective interest rates on the Company's outstanding debt, resulting from the refinancing of a portion of the Company's debt portfolio in the third quarter of 2009 (as discussed below) and first quarter of 2010.

The increase in interest expense in 2009 as compared with 2008 was primarily due to the issuances in the third quarter of 2009 of $300 million aggregate principal amount of 10.5% Senior Secured Notes due 2017 and $400 million aggregate principal amount of 7% Convertible Senior Notes due 2017.

Loss on Early Extinguishment of Debt, Net

On March 5, 2010, the Company issued $500 million of aggregate principal amount of 9.75% senior secured notes due March 1, 2018. The net proceeds of this issuance were used to repurchase all of the $300 million of 10.5% senior secured notes due 2017 previously issued to Kohlberg, Kravis, Roberts & Co. L.P. (the "KKR Notes") and $200 million of 7.25% senior notes due 2013 (collectively the "Notes"). The Company recognized a net loss of $102 million on the early extinguishment of the Notes in the first quarter of 2010, representing the difference between the carrying values of the Notes and the costs to repurchase. This difference between the carrying values and costs to repurchase was primarily due to the original allocation of the proceeds received from the issuance of the KKR Notes to Additional paid-in-capital for the value of the detachable warrants issued to the holders of the KKR Notes.

Other Income (Charges), Net

The other income (charges), net category primarily includes interest income, income and losses from equity investments, and foreign exchange gains and losses. The decrease in other income (charges), net from 2008 to 2009 was primarily attributable to a decrease in interest income due to lower interest rates and lower cash balances in 2009 as compared with 2008, partially offset by the favorable impact of legal settlements in 2009. The change in other income (charges), net from 2009 to 2010 was not significant.

Income Tax Provision

(dollars in millions)	For the Year Ended December 31,		
	2010	**2009**	**2008**
Loss from continuing operations before income taxes	($561)	($117)	($874)
Provision (benefit) for income taxes	$114	$115	($147)
Effective tax rate	(20.3)%	(98.3)%	16.8%

The change in the Company's effective tax rate from continuing operations for 2010 as compared with 2009 is primarily attributable to: (1) a pre-tax goodwill impairment charge of $626 million that resulted in a tax benefit of only $2 million due to the limited amount of tax deductible goodwill that existed as of December 31, 2010; (2) a benefit associated with the release of deferred tax asset valuation allowances in certain jurisdictions outside of the U.S. during 2010; (3) incremental withholding taxes related to non-recurring licensing agreements entered into during 2010 as compared with 2009; (4) changes to the geographical mix of earnings from operations outside the U.S.; (5) losses generated in the U.S. and in certain jurisdictions outside the U.S. for which no benefit was recognized due to management's conclusion that it was more likely than not that the tax benefits would not be realized; and (6) changes in audit reserves and settlements.

The change in the Company's effective tax rate from continuing operations for 2009 as compared with 2008 is primarily attributable to: (1) a benefit recognized upon the receipt in 2008 of the interest portion on an IRS tax refund; (2) a pre-tax goodwill impairment charge of $785 million that resulted in a tax benefit of only $4 million due to a full valuation allowance in the U.S. and limited amount of tax deductible goodwill that existed as of December 31, 2008; (3) losses generated in the U.S. and in certain jurisdictions outside the U.S. for which no benefit was recognized due to management's conclusion that it was more likely than not that the tax benefits would not be realized; (4) the impact of previously established valuation allowances in jurisdictions with current earnings; (5) the geographical mix of earnings from operations outside the U.S.; (6) withholding taxes related to a non-recurring licensing agreement entered into in 2009; and (7) changes in audit reserves and settlements.

Consumer Digital Imaging Group

(dollars in millions)	2010	% of Sales	% Change	2009	% of Sales	% Change	2008	% of Sales
	For the Year Ended December 31,							
Total net sales	$ 2,739		5%	$ 2,619		-15%	$ 3,088	
Cost of sales	1,729		-12%	1,955		-22%	2,495	
Gross profit	1,010	36.9%	52%	664	25.4%	12%	593	19.2%
Selling, general and administrative expenses	531	19%	10%	483	18%	-15%	565	18%
Research and development costs	148	5%	1%	146	6%	-29%	205	7%
Earnings (loss) from continuing operations before interest expense, other income (charges), net and income taxes	$ 331	12%	846%	$ 35	1%	120%	$ (177)	-6%

	For the Year Ended December 31,		Change vs. 2009			
	2010 Amount	Change vs. 2009	Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs
Total net sales	$ 2,739	4.6%	-1.0%	6.3%	-0.7%	n/a
Gross profit margin	36.9%	11.5pp	n/a	5.9pp	-0.1pp	5.7pp

	For the Year Ended December 31,		Change vs. 2008			
	2009 Amount	Change vs. 2008	Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs
Total net sales	$ 2,619	-15.2%	-10.6%	-2.9%	-1.7%	n/a
Gross profit margin	25.4%	6.2pp	n/a	-7.3pp	-1.4pp	14.9pp

Revenues

CDG's 2010 revenue increase as compared with the same period in 2009 was primarily due to an increase in revenues from non-recurring intellectual property licensing agreements (+15%) as noted in more detail below, partially offset by unfavorable price/mix in the other components of *Digital Capture and Devices* due to pricing pressures in the industry (-7%). Volume improvements in *Consumer Inkjet Systems* (+3%) also contributed to the revenue increase which management believes is reflective of how the Company's value proposition continues to resonate with customers. Partially offsetting these increases were volume declines in *Retail Systems Solutions* (-4%), primarily due to the expiration of a significant customer contract in 2009.

CDG's 2009 revenue declines as compared with 2008 reflect the global economic downturn which began in the fourth quarter of 2008. The decrease in revenue was primarily driven by volume declines within *Digital Capture and Devices* (-11%) as a result of weak consumer discretionary spending. Unfavorable price/mix within *Digital Capture and Devices* (-3%) also contributed to the CDG revenue decline, resulting from pricing pressures related to the overall economic conditions as noted above. Partially offsetting these declines was an increase in volumes for *Consumer Inkjet Systems* (+2%), which management believes is reflective of favorable consumer response to the Company's unique value proposition. Unfavorable foreign exchange (-2%) also contributed to the decline.

Included in revenues were non-recurring intellectual property licensing agreements within *Digital Capture and Devices*. These licensing agreements contributed $838 million, $435 million and $227 million to revenues in 2010, 2009 and 2008, respectively.

Gross Profit

The increase in gross profit margin as a percentage of sales from 2009 to 2010 for CDG was primarily attributable to the increase in non-recurring intellectual property licensing revenues (+10 pp) included in price/mix within *Digital Capture and Devices*, as noted in more detail below. This was partially offset by unfavorable price/mix in the other components of *Digital Capture and Devices* (-2 pp), largely related to competitive pricing pressures, and by price/mix declines within *Retail Systems Solutions* (-1 pp) primarily due to the expiration of a significant customer contract in 2009. Cost improvements, primarily within *Digital Capture and Devices* (+4 pp) and *Consumer Inkjet Systems* (+2 pp), positively impacted gross profit margin as a percent of sales and were largely the result of supplier cost reductions and improved product life cycle management.

The increase in gross profit margin as a percentage of sales from 2008 to 2009 for CDG was primarily attributable to significantly lower product costs, particularly within *Consumer Inkjet Systems* (+7 pp) as a result of new product platforms, and *Digital Capture and Devices* (+5 pp), resulting from supplier cost reductions and improved product life cycle management. Partially offsetting these improvements were unfavorable price/mix (-7 pp), largely attributable to the pricing pressures within *Digital Capture and Devices* as mentioned above, and unfavorable foreign exchange (-1 pp).

Included in gross profit were non-recurring intellectual property licensing agreements within *Digital Capture and Devices*. These licensing agreements contributed $838 million, $435 million and $227 million to gross profit in 2010, 2009 and 2008, respectively.

Selling, General and Administrative Expenses
The increase in SG&A expenses from 2009 to 2010 of 10% for CDG was primarily driven by increased advertising expense.

The decrease in SG&A expenses from 2008 to 2009 of 15% was primarily driven by focused cost reduction actions (-5%) implemented in 2009 to respond to the current economic conditions.

Research and Development Costs
The increase in R&D costs from 2009 to 2010 of 1% for CDG was not significant.

The decrease in R&D costs from 2008 to 2009 of 29% was primarily attributable to lower spending related to *Consumer Inkjet Systems* (-10%), resulting from the movement of product offerings from the development phase into the market introduction and growth phases, as well as portfolio rationalization within *Digital Capture and Devices* (-15%).

Graphic Communications Group

(dollars in millions)	For the Year Ended December 31,							
	2010	% of Sales	% Change	2009	% of Sales	% Change	2008	% of Sales
Total net sales	$ 2,681		-2%	$ 2,726		-18%	$ 3,334	
Cost of sales	2,012		-3%	2,073		-15%	2,445	
Gross profit	669	25.0%	2%	653	24.0%	-27%	889	26.7%
Selling, general and administrative expenses	543	20%	4%	524	19%	-18%	637	19%
Research and development costs	152	6%	-11%	171	6%	-23%	221	7%
(Loss) earnings from continuing operations before interest expense, other income (charges), net and income taxes	$ (26)	-1%	38%	$ (42)	-2%	-235%	$ 31	1%

	For the Year Ended December 31,		Change vs. 2009			
	2010 Amount	Change vs. 2009	Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs
Total net sales	$ 2,681	-1.7%	3.2%	-4.7%	-0.2%	n/a
Gross profit margin	25.0%	1.0pp	n/a	-2.7pp	0.1pp	3.6pp

	For the Year Ended December 31,		Change vs. 2008			
	2009 Amount	Change vs. 2008	Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs
Total net sales	$ 2,726	-18.2%	-14.5%	-1.7%	-2.0%	n/a
Gross profit margin	24.0%	-2.7pp	n/a	-1.1pp	-0.8pp	-0.8pp

Revenues

The decrease in GCG net sales from 2009 to 2010 was primarily due to unfavorable price/mix in *Prepress Solutions* (-4%), partially offset by volume improvements across all SPGs (+3%). The unfavorable price/mix primarily reflects competitive pricing and overcapacity within the printing industry. The volume improvements were largely driven by growth in digital plates and computer-to-plate equipment within *Prepress Solutions*; commercial inkjet equipment, including PROSPER S10 imprinting systems within *Digital Printing Solutions*; and document imaging scanners, including the introduction of the new Kodak i4000 Series Scanners within *Business Services and Solutions*.

The decrease in GCG net sales from 2008 to 2009 reflected the impact of ongoing global economic uncertainties, which depressed global print demand and associated capital investments in the printing industry. The revenue decreases were primarily driven by volume declines in *Prepress Solutions* (-9%), volume declines in *Business Services and Solutions* (-4%), and unfavorable price/mix in *Prepress Solutions* (-2%), all related to the overall economic environment mentioned above. Also contributing to the decrease was unfavorable foreign exchange in the segment (-2%).

Gross Profit

The increase in gross profit margin as a percentage of sales from 2009 to 2010 for GCG was primarily due to reduced manufacturing cost, including aluminum cost (+4 pp). Partially offsetting this reduction in cost was unfavorable price/mix within *Prepress Solutions* (-3 pp) due to the reasons outlined in the Revenues discussion above.

The decrease in gross profit margin as a percent of sales from 2008 to 2009 was attributable to unfavorable price/mix within *Digital Printing Solutions* (-1 pp), higher manufacturing and other costs within *Prepress Solutions* (-1 pp), and unfavorable foreign exchange (-1 pp). The unfavorable price/mix in *Digital Printing Solutions* was primarily due to constrained demand driven by increased price pressures in the industry as capital investments continued to be depressed. As a result of the decline in global print demand, the Company reduced production levels, which resulted in lower levels of factory cost absorption and lower utilization of service personnel. This impact to manufacturing costs within *Prepress Solutions* (-2 pp) was partially offset by reduced aluminum commodity costs (+1 pp).

Selling, General and Administrative Expenses

The increase in SG&A expenses from 2009 to 2010 of 4% for GCG was primarily attributable to increased advertising costs.

The decrease in SG&A expenses from 2008 to 2009 of 18% was primarily attributable to focused cost reduction actions implemented in 2009 in response to economic conditions.

Research and Development Costs

The decreases in R&D costs for GCG from 2009 to 2010 and from 2008 to 2009 of 11% and 23%, respectively, were largely driven by the rationalization and refocusing of investments.

Film, Photofinishing and Entertainment Group

(dollars in millions)	For the Year Ended December 31,							
	2010	% of Sales	% Change	2009	% of Sales	% Change	2008	% of Sales
Total net sales	$ 1,767		-22%	$ 2,257		-24%	$ 2,987	
Cost of sales	1,481		-17%	1,775		-24%	2,335	
Gross profit	286	16.2%	-41%	482	21.4%	-26%	652	21.8%
Selling, general and administrative expenses	203	11%	-30%	290	13%	-29%	407	14%
Research and development costs	19	1%	-42%	33	1%	-33%	49	2%
Earnings from continuing operations before interest expense, other income (charges), net and income taxes	$ 64	4%	-60%	$ 159	7%	-19%	$ 196	7%

	For the Year Ended December 31,		Change vs. 2009			
	2010 Amount	Change vs. 2009	Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs
Total net sales	$ 1,767	-21.7%	-20.2%	-1.5%	0.0%	n/a
Gross profit margin	16.2%	-5.2pp	n/a	-1.2pp	0.3pp	-4.3pp

	For the Year Ended December 31,		Change vs. 2008			
	2009 Amount	Change vs. 2008	Volume	Price/Mix	Foreign Exchange	Manufacturing and Other Costs
Total net sales	$ 2,257	-24.4%	-18.7%	-2.9%	-2.8%	n/a
Gross profit margin	21.4%	-0.4pp	n/a	-2.4pp	-1.9pp	3.9pp

Revenues

The decrease in net sales from 2009 to 2010 for FPEG was primarily driven by volume declines across all SPGs within the segment. These volume declines in Traditional Photofinishing (-5%) and Film Capture (-3%) were primarily driven by secular declines in the industry. The volume declines for Entertainment Imaging (-7%) were also largely attributable to secular declines, including the effects of digital substitution.

The decrease in net sales from 2008 to 2009 was primarily attributable to lower volumes across all SPGs within the segment. The lower volumes for Film Capture (-5%) were primarily driven by secular declines in the traditional film industry. Lower volumes for Traditional Photofinishing (-7%) were largely driven by the previously announced closure of the Qualex central lab operations in the U.S. and Canada at the end of March 2009. Volume declines within Entertainment Imaging (-3%) were due to (1) the uncertainty around the Screen Actors' Guild contract, which expired in June 2008 and was not replaced until June 2009, (2) the impact of the current economic climate on film makers, resulting in lower film production and the use of digital technology, as expected, and (3) industry shifts in film release strategies and distribution.

Gross Profit

The decrease in FPEG gross profit margin as a percentage of sales from 2009 to 2010 was primarily driven by increased silver and other commodity costs (-4 pp).

The decrease in gross profit margin as a percentage of sales from 2008 to 2009 was primarily driven by unfavorable price/mix within *Entertainment Imaging* (-2 pp), largely as a result of competitive pricing in the market, and unfavorable foreign exchange (-2 pp) across all SPGs. This was partially offset by lower benefit costs (+1 pp) as a result of amendments made in the third quarter of 2008 to certain of the Company's U.S. postemployment benefit plans, as well as lower raw material costs (+2 pp).

Selling, General and Administrative Expenses

The decline in SG&A expenses from 2009 to 2010 of 30% for FPEG was primarily attributable to focused cost reduction actions completed in 2009 that resulted in lower SG&A expenses in 2010.

The decline in SG&A expenses from 2008 to 2009 of 29% was primarily attributable to focused cost reduction actions.

Research and Development Costs

The decrease in R&D costs from 2009 to 2010 of 42% for FPEG was primarily due to focused cost reductions.

The decrease in R&D costs from 2008 to 2009 of 33% was primarily due to focused cost reductions.

Results of Operations – Discontinued Operations

The loss from discontinued operations in 2010 was primarily due to legal costs related to the 2008 tax refund referred to below.

Earnings from discontinued operations in 2009 were primarily driven by the reversal of certain foreign tax reserves which had been recorded in conjunction with the divestiture of the Health Group in 2007.

Earnings from discontinued operations in 2008 were primarily driven by a tax refund that the Company received from the U.S. Internal Revenue Service. The refund was related to the audit of certain claims filed for tax years 1993-1998. A portion of the refund related to past federal income taxes paid in relation to the 1994 sale of a subsidiary, Sterling Winthrop Inc., which was reported in discontinued operations. Refer to Note 15, "Income Taxes," in the Notes to Financial Statements for further discussion of the tax refund.

For a detailed discussion of the components of discontinued operations, refer to Note 22, "Discontinued Operations," in the Notes to Financial Statements.

Extraordinary Gain

The terms of the purchase agreement of the 2004 acquisition of NexPress Solutions LLC called for additional consideration to be paid by the Company if sales of certain products exceeded a stated minimum number of units sold during a five-year period following the close of the transaction. In May 2009, the earn-out period lapsed with no additional consideration required to be paid by the Company. Negative goodwill, representing the contingent consideration obligation of $17 million, was therefore reduced to zero. The reversal of negative goodwill reduced Property, plant and equipment, net by $2 million and Research and development expense by $7 million and resulted in an extraordinary gain of $6 million, net of tax, during the year ended December 31, 2009.

Net Loss Attributable to Eastman Kodak Company

The Company's consolidated net loss attributable to Eastman Kodak Company for 2010 was $687 million, or a loss of $2.56 per basic and diluted share.

The Company's consolidated net loss attributable to Eastman Kodak Company for 2009 was $210 million, or a loss of $0.78 per basic and diluted share.

The Company's consolidated net loss attributable to Eastman Kodak Company for 2008 of $442 million, or a loss of $1.57 per basic and diluted share,

These changes in net loss are attributable to the reasons outlined above.

Restructuring Costs, Rationalization and Other

2010

The Company recognizes the need to continually rationalize its workforce and streamline its operations in the face of ongoing business and economic changes. Charges for restructuring and ongoing rationalization initiatives are recorded in the period in which the Company commits to a formalized restructuring or ongoing rationalization plan, or executes the specific actions contemplated by the plans and all criteria for liability recognition under the applicable accounting guidance have been met.

The charges of $78 million recorded in 2010 included $6 million of charges for accelerated depreciation and $2 million for inventory write-downs, which were reported in Cost of sales in the accompanying Consolidated Statement of Operations for the year ended December 31, 2010. The remaining $70 million, including $49 million of severance costs, $14 million of exit costs, and $7 million of long-lived asset impairments, were reported in Restructuring costs, rationalization and other in the accompanying Consolidated Statement of Operations for the year ended December 31, 2010. Severance and exit costs reserves require the outlay of cash, while long-lived asset impairments, accelerated depreciation and inventory write-downs represent non-cash items. The Company expects to utilize the majority of the December 31, 2010 accrual balance in 2011.

During the year ended December 31, 2010, the Company made cash payments related to restructuring and rationalization of approximately $88 million.

The charges of $78 million recorded in the year ended December 31, 2010 included $38 million applicable to FPEG, $15 million applicable to GCG, $3 million applicable to CDG, and $22 million that was applicable to manufacturing/service, research and development, and administrative functions, which are shared across all segments.

The restructuring actions implemented in the year 2010 are expected to generate future annual cash savings of approximately $62 million. These savings are expected to reduce future Cost of sales, SG&A and R&D expenses by $35 million, $25 million, and $2 million, respectively. The Company began realizing these savings in the first quarter of 2010, and expects the majority of the savings to be realized by the second half of 2011 as most of the actions and severance payouts are completed.

2009

On December 17, 2008, the Company committed to a plan to implement a targeted cost reduction program (the 2009 Program) to more appropriately size the organization as a result of the current economic environment. The program involved rationalizing selling, administrative, research and development, supply chain and other business resources in certain areas and consolidating certain facilities. The execution of the 2009 Program began in January 2009.

For the year ended December 31, 2009, the Company incurred restructuring and rationalization charges, net of reversals, of $258 million. The $258 million of restructuring and rationalization charges, net of reversals, included $22 million of costs related to accelerated depreciation, and $10 million of charges for inventory write-downs, which were reported in Cost of sales in the accompanying Consolidated Statement of Operations. The remaining costs incurred, net of reversals, of $226 million were reported as Restructuring costs, rationalization and other in the accompanying Consolidated Statement of Operations for the year ended December 31, 2009.

2008

For the year ended December 31, 2008, the Company incurred restructuring and rationalization charges, net of reversals, of $149 million. The $149 million of restructuring and rationalization charges, net of reversals, included $6 million of costs related to accelerated depreciation, and $3 million of charges for inventory write-downs, which were reported in Cost of sales in the accompanying Consolidated Statement of Operations. The remaining costs incurred, net of reversals, of $140 million were reported as Restructuring costs, rationalization and other in the accompanying Consolidated Statement of Operations for the year ended December 31, 2008.

Liquidity and Capital Resources

2010

Cash Flow Activity

(in millions)	For the Year Ended December 31,		
	2010	2009	Change
Cash flows from operating activities:			
Net cash used in operating activities	$ (219)	$ (136)	$ (83)
Cash flows from investing activities:			
Net cash used in investing activities	(112)	(22)	(90)
Cash flows from financing activities:			
Net cash (used in) provided by financing activities	(74)	33	(107)
Effect of exchange rate changes on cash	5	4	1
Net decrease in cash and cash equivalents	$ (400)	$ (121)	$ (279)

Operating Activities

Net cash used in operating activities increased $83 million for the year ended December 31, 2010 as compared with the prior year due to the combination of working capital changes and use of cash for settlement of other liabilities in the current year using more cash than those factors in the prior year.

Cash received in 2010 related to non-recurring licensing agreements, net of applicable withholding taxes, of $629 million, was $7 million higher than cash received in 2009 related to non-recurring licensing agreements of $622 million.

Investing Activities

Net cash used in investing activities increased $90 million for the year ended December 31, 2010 as compared with 2009 due primarily to a decline of $124 million in proceeds received from sales of assets and businesses. Approximately $100 million of this decline is due to proceeds received from the sale of assets of the Company's OLED group in the prior year quarter. Partially offsetting this decline were a decrease in cash used for acquisitions of $17 million and a reduction in funding of restricted cash of $13 million.

Financing Activities

Net cash used in financing activities increased $107 million for the year ended December 31, 2010 as compared with 2009 due to lower proceeds received from borrowings in the current year, primarily due to the Company's debt refinancing in the fourth quarter of 2009 for which it received approximately $100 million of net proceeds. Partially offsetting this decrease was a reduction of debt issuance costs of $18 million, also primarily related to the fourth quarter 2009 debt refinancing.

Sources of Liquidity

The Company believes that its current cash balance, combined with cash flows from operating activities, borrowings, and proceeds from sales of businesses and assets, will be sufficient to meet its anticipated needs in 2011, including working capital, capital investments, scheduled debt repayments, restructuring payments, and employee benefit plan payments or required plan contributions. In addition to the sources of liquidity noted, the Company has financing arrangements, as described in more detail below under "Credit Facilities and Other Banking Arrangements," to compensate for unplanned timing differences between required expenditures and available cash or for unforeseen shortfalls in cash flows. The Company has not found it necessary to borrow against its revolving asset-based lending facility.

The Company does however face an uncertain business environment, particularly in North America and Europe, and a number of substantial challenges, including rapidly rising commodity costs and aggressive price competition, and short-term uncertainty relating to the Company's intellectual property licensing activities with Apple, Inc. and Research in Motion Ltd. pending the outcome of the infringement litigation against these companies before the International Trade Commission. The Company is actively addressing these challenges through a variety of means, including hedge strategies and indexing of new contracts to commodity pricing, and the introduction of differentiated products.

The Company's liquidity requirements may make it necessary to incur additional debt. Under the Company's borrowing arrangements, additional debt can be incurred to support its ongoing operational needs including additional permitted senior debt of up to $200 million aggregate principal amount. A substantial portion of the Company's assets are subject to liens securing indebtedness, which limits its ability to pledge remaining assets as security for additional secured indebtedness. In light of the above and the current activity in the capital markets, the Company is considering its alternatives.

Liens on assets under the Company's borrowing arrangements are not expected to affect the Company's strategy of divesting non-core assets.

Refer to Note 8, "Short-Term Borrowings and Long-Term Debt," in the Notes to Financial Statements for further discussion of sources of liquidity, presentation of long-term debt, related maturities and interest rates as of December 31, 2010 and 2009.

Short-Term Borrowings

As of December 31, 2010, the Company and its subsidiaries, on a consolidated basis, maintained $429 million in committed bank lines of credit, which include $410 million under the Amended Credit Agreement and $19 million of other committed bank lines of credit, and $131 million in uncommitted bank lines of credit to ensure continued financial support through letters of credit, bank guarantees, and similar arrangements, and short-term borrowing capacity.

Issuance of Senior Secured Notes due 2018

On March 5, 2010, the Company issued $500 million of aggregate principal amount of 9.75% senior secured notes due March 1, 2018 (the "2018 Senior Secured Notes"). The Company will pay interest at an annual rate of 9.75% of the principal amount at issuance, payable semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2010.

Upon issuance of the 2018 Senior Secured Notes, the Company received net proceeds of approximately $490 million ($500 million aggregate principal less $10 million stated discount). The proceeds were used to repurchase all of the 10.5% Senior Secured Notes due 2017 and to fund the tender of $200 million of the 7.25% Senior Notes due 2013.

In connection with the 2018 Senior Secured Notes, the Company and the subsidiary guarantors entered into an indenture, dated as of March 5, 2010, with Bank of New York Mellon as trustee and collateral agent (the "Indenture").

The Indenture contains covenants limiting, among other things, the Company's ability and the ability of the Company's restricted subsidiaries (as defined in the Indenture) to (subject to certain exceptions and qualifications): incur additional debt or issue certain preferred stock; pay dividends or make distributions in respect of capital stock or make other restricted payments; make principal payments on, or purchase or redeem subordinated indebtedness prior to any scheduled principal payment or maturity; make certain investments; sell certain assets; create liens on assets; consolidate, merge, sell or otherwise dispose of all or substantially all of the Company's and its subsidiaries' assets; enter into certain transactions with affiliates; and designate the Company's subsidiaries as unrestricted subsidiaries. The Company was in compliance with these covenants as of December 31, 2010.

Refer to Note 8, "Short-Term Borrowings and Long-Term Debt," in the Notes to Financial Statements for redemption provisions, guarantees, events of default, and subordination and ranking of the 2018 Senior Secured Notes.

Repurchase of Senior Secured Notes due 2017

On February 24, 2010, the Company entered into an agreement with affiliates of Kohlberg, Kravis, Roberts & Co. L.P. ("KKR") to repurchase all $300 million aggregate principal amount of the Company's 10.5% Senior Secured Notes due 2017 previously issued to KKR (the "KKR Notes").

On March 5, 2010, the Company completed the private placement of the 2018 Senior Secured Notes and the repurchase of the KKR Notes. KKR received cash equal to 100% of the principal amount plus accrued and unpaid interest. The repurchase of the KKR Notes resulted in a loss on early debt extinguishment of $111 million, which is reported in Loss on early extinguishment of debt, net in the Consolidated Statement of Operations for the year ended December 31, 2010. This loss was primarily the result of the principal repayment of $300 million exceeding the carrying value of the debt of approximately $195 million as of the repurchase date.

Repurchase of Senior Notes due 2013

On March 10, 2010, the Company accepted for purchase $200 million aggregate principal amount of Senior Notes due 2013 (the "2013 Notes") pursuant to the terms of a tender offer that commenced on February 3, 2010. Holders who validly tendered their 2013 Notes received cash equal to approximately 95% of the principal amount of the 2013 Notes accepted in the tender offer plus accrued and unpaid interest.

The repurchase of the 2013 Notes resulted in a gain on early debt extinguishment of approximately $9 million, reported in Loss on early extinguishment of debt, net in the Consolidated Statement of Operations for the year ended December 31, 2010. The gain was a result of the principal repayment of approximately $190 million being less than the carrying value of the repurchased debt of $200 million. $300 million of the 2013 Notes remain outstanding as of December 31, 2010.

Credit Facilities and Other Banking Arrangements

The Company has a revolving asset-based lending facility (the "Amended Credit Agreement") that provides for a maximum borrowing availability of up to $500 million. On October 18, 2010, non-extending lender commitments expired capping the Company's borrowing limit to the $410 million of extending lender commitments as of that date. The Company may add additional lender commitments to the Amended Credit Agreement up to the maximum borrowing availability. The termination date of the Amended Credit Agreement is March 31, 2012. Advances under the Amended Credit Agreement are available based on the Company's respective borrowing base from time to time. The borrowing base is calculated based on designated percentages of eligible accounts receivable, inventory, machinery and equipment and, once mortgages are recorded, certain real property, subject to applicable reserves. As of December 31, 2010, based on this borrowing base calculation and after deducting the face amount of letters of credit outstanding of $122 million and $90 million of collateral to secure other banking arrangements, the Company had $192 million available to borrow under the Amended Credit Agreement. As of December 31, 2010, the Company had no debt for borrowed money outstanding under the Amended Credit Agreement.

Under the terms of the Amended Credit Agreement, the Company has agreed to certain affirmative and negative covenants customary in similar asset-based lending facilities. In the event the Company's excess availability under the borrowing base formula under the Amended Credit Agreement falls below $100 million for three consecutive business days, among other things, the Company must maintain a fixed charge coverage ratio of not less than 1.1 to 1.0 until the excess availability is greater than $100 million for 30 consecutive days. For the year ended December 31, 2010, excess availability was greater than $100 million. The Company is also required to maintain cash and cash equivalents in the U.S. of at least $250 million. The negative covenants limit, under certain circumstances, among other things, the Company's ability to incur additional debt or liens, make certain investments, make shareholder distributions or prepay debt, except as permitted under the terms of the Amended Credit Agreement. The Company was in compliance with all covenants under the Amended Credit Agreement as of December 31, 2010.

In addition to the Amended Credit Agreement, the Company has other committed and uncommitted lines of credit as of December 31, 2010 totaling $19 million and $131 million, respectively. These lines primarily support operational and borrowing needs of the Company's subsidiaries, which include term loans, overdraft coverage, revolving credit lines, letters of credit, bank guarantees and vendor financing programs. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions. As of December 31, 2010, usage under these lines was approximately $51 million, all of which were supporting non-debt related obligations.

In addition to the lines of credit noted above, there were bank guarantees and letters of credit of $18 million and surety bonds of $23 million outstanding under other banking arrangements primarily to ensure payment of possible casualty and workers' compensation claims, environmental liabilities, legal contingencies, rental payments, and to support various customs and trade activities.

Refer to Note 8, "Short-Term Borrowings and Long-Term Debt," in the Notes to Financial Statements for additional information about the Company's credit facilities and other banking arrangements.

Credit Quality

Moody's and Standard & Poor's ("S&P") ratings for the Company, including their outlooks, as of the filing date of this Form 10-K are as follows:

	Corporate Rating	Secured Rating	Senior Unsecured Rating	Outlook	Most Recent Update
Moody's	B3	Ba3	Caa1	Stable	February 24, 2010
S&P	B-	B-	CCC	Negative	January 26, 2011

On January 26, 2011, S&P placed its B- rating on the Company's Corporate Rating and all related issue-level ratings, on CreditWatch with negative implications.

On February 24, 2010, Moody's issued a rating of Ba3 on the Company's $500 million 9.75% Senior Secured Notes due 2018.

The Company does not have any rating downgrade triggers that would accelerate the maturity dates of its debt. However, the Company could be required to increase the dollar amount of its letters of credit or provide other financial support up to an additional $10 million at the current credit ratings. As of the filing date of this Form 10-K, the Company has not been requested to materially increase its letters of credit or other financial support. Downgrades in the Company's credit rating or disruptions in the capital markets could impact borrowing costs and the nature of its funding alternatives.

Contractual Obligations

The impact that contractual obligations are expected to have on the Company's cash flow in future periods is as follows:

(in millions)	Total	2011	2012	As of December 31, 2010 2013	2014	2015	2016+
Long-term debt (1)	$ 1,363	$ 50	$ 50	$ 350	$ -	$ -	$ 913
Interest payments on debt	600	100	100	97	78	78	147
Operating lease obligations	292	75	66	45	27	21	58
Purchase obligations (2)	717	340	271	40	18	16	32
Total (3) (4) (5) (6)	$ 2,972	$ 565	$ 487	$ 532	$ 123	$ 115	$ 1,150

(1) Represents the maturity values of the Company's long-term debt obligations. See Note 8, "Short-Term Borrowings and Long-Term Debt," in the Notes to Financial Statements.

(2) Purchase obligations include agreements related to raw materials, supplies, production and administrative services, as well as marketing and advertising, that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty. The terms of these agreements cover the next one to eleven years.

(3) Due to uncertainty regarding the completion of tax audits and possible outcomes, the remaining estimate of the timing of payments related to uncertain tax positions and interest cannot be made. See Note 15, "Income Taxes," in the Notes to Financial Statements for additional information regarding the Company's uncertain tax positions.

(4) Kodak Limited, a wholly owned subsidiary of the Company, has agreed with the Trustees of the Kodak Pension Plan of the United Kingdom (the "Plan" or "KPP") to make certain contributions to the Plan. Under the terms of this agreement, Kodak Limited is obligated to pay a minimum amount of $50 million to the KPP in each of the years 2011 through 2014, and a minimum amount of $90 million to the KPP in each of the years 2015 through 2022. The payment amounts for the years 2015 through 2022 could be lower, and the payment amounts for 2011 through 2022 could be higher by up to $5 million per year, based on the exchange rate between the U.S. dollar and British pound. The minimum amounts do not include certain potential contributions which could be required if Kodak Limited received a cash tax benefit as a result of the minimum contributed amount. These amounts of future contributions have not been included in the table above, as in total they are dependent on the funded status of the KPP as it fluctuates over the term of the agreement.

(5) In addition to the pension contributions related to the KPP noted in (4) above, funding requirements for the Company's other major defined benefit retirement plans and other postretirement benefit plans have not been determined, therefore, they have not been included. In 2010, the Company made contributions to its major defined benefit retirement plans and benefit payments for its other postretirement benefit plans including the KPP of $112 million ($22 million relating to its U.S. defined benefit plans) and $159 million ($154 million relating to its U.S. other postretirement benefits plan), respectively. The Company expects to contribute approximately $110 million ($21 million relating to its U.S. defined benefit plans) and $133 million ($127 million relating to its U.S. other postretirement benefits plan), respectively, to its defined benefit plans and other postretirement benefit plans in 2011, including KPP contributions noted in (4) above.

(6) Because their future cash outflows are uncertain, the other long-term liabilities presented in Note 9, "Other Long-Term Liabilities," in the Notes to Financial Statements are excluded from this table.

Off-Balance Sheet Arrangements

The Company guarantees debt and other obligations of certain customers. The debt and other obligations are primarily due to banks and leasing companies in connection with financing of customers' purchases of equipment and product from the Company. At December 31, 2010, the maximum potential amount of future payments (undiscounted) that the Company could be required to make under these customer-related guarantees was $47 million and the carrying amount of the liability related to these customer guarantees was not material.

The customer financing agreements and related guarantees, which mature between 2011 and 2016, typically have a term of 90 days for product and short-term equipment financing arrangements, and up to five years for long-term equipment financing arrangements. These guarantees would require payment from the Company only in the event of default on payment by the respective debtor. In some cases, particularly for guarantees related to equipment financing, the Company has collateral or recourse provisions to recover and sell the equipment to reduce any losses that might be incurred in connection with the guarantees. However, any proceeds received from the liquidation of these assets may not cover the maximum potential loss under these guarantees.

Eastman Kodak Company ("EKC") also guarantees potential indebtedness to banks and other third parties for some of its consolidated subsidiaries. The maximum amount guaranteed is $261 million, and the outstanding amount for those guarantees is $238 million. Of this outstanding amount, $109 million is recorded within Short-term borrowings and current portion of long-term debt, and Long-term debt, net of current portion. Additionally $12 million is recorded within Other current liabilities and Other long-term liabilities. The remaining $117 million of outstanding guarantees represent parent guarantees providing financial assurance to third parties that the Company's subsidiaries will fulfill their future performance or financial obligations under various contracts, and do not represent recorded liabilities. These guarantees expire in 2011 through 2019. Pursuant to the terms of the Company's Amended Credit Agreement, obligations of the Borrowers to the Lenders under the Amended Credit Agreement, as well as secured agreements in an amount not to exceed $100 million, are guaranteed by the Company and the Company's U.S. subsidiaries and included in the above amounts. As of December 31, 2010, these secured agreements totaled $90 million.

During the fourth quarter of 2007, EKC issued a guarantee to Kodak Limited (the "Subsidiary") and the Trustees (the "Trustees") of the Kodak Pension Plan of the United Kingdom (the "Plan"). Under that arrangement, EKC guaranteed to the Subsidiary and the Trustees the ability of the Subsidiary, only to the extent it becomes necessary to do so, to (1) make contributions to the Plan to ensure sufficient assets exist to make plan benefit payments, and (2) make contributions to the Plan such that it will achieve full funded status by the funding valuation for the period ending December 31, 2015. In October 2010, the 2007 guarantee was replaced by a new guarantee from EKC to the Subsidiary and the Trustees. The new guarantee continues to guarantee the Subsidiary's ability to make contributions as set forth in the 2007 guarantee but extends the full funding date to December 31, 2022. The new guarantee expires (a) upon the conclusion of the funding valuation for the period ending December 31, 2022 if the Plan achieves full funded status or on payment of the balance if the Plan is underfunded by no more than 60 million British pounds by that date, (b) earlier in the event that the Plan achieves full funded status for two consecutive funding valuation cycles which are typically performed at least every three years, or (c) June 30, 2024 on payment of the balance in the event that the Plan is underfunded by more than 60 million British pounds upon conclusion of the funding valuation for the period ending December 31, 2022. The amount of potential future contributions is dependent on the funding status of the Plan as it fluctuates over the term of the guarantee and the United Kingdom Pension Regulator's approval of a funding plan agreed to by the Subsidiary and the Trustees to close the funding gap identified by the Plan's most recent local statutory funding valuation agreed to in March 2009. The funded status of the Plan (calculated in accordance with U.S. GAAP) is included in Pension and other postretirement liabilities presented in the Consolidated Statement of Financial Position.

The Company issues indemnifications in certain instances when it sells businesses and real estate, and in the ordinary course of business with its customers, suppliers, service providers and business partners. Further, the Company indemnifies its directors and officers who are, or were, serving at the Company's request in such capacities. Historically, costs incurred to settle claims related to these indemnifications have not been material to the Company's financial position, results of operations or cash flows. Additionally, the fair value of the indemnifications that the Company issued during the year ended December 31, 2010 was not material to the Company's financial position, results of operations or cash flows.

2009

Cash Flow Activity

(in millions)	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008	Change
Cash flows from operating activities:			
Net cash used in continuing operations	$ (136)	$ (128)	$ (8)
Net cash provided by discontinued operations	-	296	(296)
Net cash (used in) provided by operating activities	(136)	168	(304)
Cash flows from investing activities:			
Net cash used in investing activities	(22)	(188)	166
Cash flows from financing activities:			
Net cash provided by (used in) financing activities	33	(746)	779
Effect of exchange rate changes on cash	4	(36)	40
Net decrease in cash and cash equivalents	$ (121)	$ (802)	$ 681

Operating Activities

Net cash used in continuing operations from operating activities increased $8 million for the year ended December 31, 2009 as compared with the prior year. Cash received in 2009 related to non-recurring licensing agreements, net of applicable withholding taxes, of $622 million, was $472 million higher than cash received in 2008 related to a non-recurring licensing agreement of $150 million. Additionally, cash expended in 2008 for 2007 bonus programs of $95 million had no comparable amount paid in 2009 for 2008 bonus programs. These benefits to cash flows from operating activities for 2009 were partially offset by the receipt of the interest portion of an IRS tax refund in 2008 of $275 million, with no comparable receipt in 2009. The combination of these and other factors led to the use of cash in operating activities of $136 million in 2009, as compared with cash used on the same basis of $128 million in 2008. Net cash provided by discontinued operations decreased $296 million in 2009 as compared with 2008 due primarily to the receipt of the refund of past federal income taxes referred to above.

Investing Activities

Net cash used in investing activities decreased $166 million for the year ended December 31, 2009 as compared with 2008 due primarily to a decline of $102 million in additions to properties and increased cash proceeds received from sales of assets and businesses of $64 million, primarily from the sale of assets of the Company's OLED group.

Financing Activities

Net cash provided by financing activities increased $779 million for the year ended December 31, 2009 as compared with 2008 due primarily to approximately $650 million of net proceeds from two new debt issuances in 2009, of which $563 million was used to repurchase 2033 Convertible Senior Notes. Also, scheduled debt repayments in 2008 were $250 million higher than in 2009, share repurchases were $301 million in 2008, for which there were no comparable payments in 2009, and dividend payments were $139 million in 2008, for which there were no comparable payments in 2009.

Other

Refer to Note 10, "Commitments and Contingencies," in the Notes to Financial Statements for discussion regarding the Company's undiscounted liabilities for environmental remediation costs, and other commitments and contingencies, including legal matters.

CAUTIONARY STATEMENT PURSUANT TO SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements in this report may be forward-looking in nature, or "forward-looking statements" as defined in the United States Private Securities Litigation Reform Act of 1995. For example, references to the Company's expectations regarding the following are forward-looking statements: economic conditions; revenue; revenue growth; cost of sales; savings from restructuring and rationalization; product pricing; gross margins; earnings; earnings growth; cash generation; emerging markets growth; demand for and performance of our products, consumables and services, including commercial inkjet, consumer inkjet, workflow software and services, and packaging printing solutions; commodity costs; potential revenue, cash and earnings from intellectual property licensing; liquidity; debt; potential cash proceeds from the sale of assets; credit ratings; capital markets; and currency exchange and rates.

Actual results may differ from those expressed or implied in forward-looking statements. Important factors that could cause actual results to differ materially from the forward-looking statements include, among others, the following risks, uncertainties, assumptions and factors as described in more detail under the heading "risk factors" in this Annual Report on Form 10-K for the year ended December 31, 2010, and under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Litigation Reform Act of 1995" in this report and in the Company's Quarterly Reports on Form 10-Q for the quarters ended September 30, 2010, June 30, 2010, and March 31, 2010, and in other filings the Company makes with the SEC from time to time:

- Continued weakness or worsening of economic conditions which could continue to adversely impact our financial performance and our liquidity;
- Whether we are successful with the strategic investment decisions we have made which could adversely affect our financial performance;
- Whether we effectively anticipate technology trends and develop and market new products to respond to changing customer preferences which could adversely affect our revenue and earnings;
- The competitive pressures we face which could adversely affect our revenue, earnings and market share;
- Whether our commercialization and manufacturing processes prevent product reliability and quality issues which could adversely affect our revenue, earnings and market share;
- Whether we are successful in licensing and enforcing our intellectual property rights or in defending against alleged infringement of the intellectual property rights of others which could adversely affect our revenue, earnings, expenses and liquidity;
- Whether our pension and postretirement plan costs and contribution levels are impacted by changes in actuarial assumptions, future market performance of plan assets or obligations imposed by legislative or regulatory authorities which could adversely affect our financial position, results of operation and cash flow;
- Whether we are successful in attracting, retaining and motivating key employees which could adversely affect our revenue and earnings;
- Changes in currency exchange rates, interest rates and commodity costs which could adversely impact our results of operations and financial position;
- Whether we are able to provide competitive financing arrangements or extend credit to customers which could adversely impact our revenue and earnings;
- Our reliance on third party suppliers which could adversely affect our revenue, earnings and results of operations; and
- Whether we can generate or raise sufficient cash to fund our continued investments, capital needs, restructuring payments and service our debt.

The Company cautions readers to carefully consider such factors. Many of these factors are beyond the Company's control. In addition, any forward-looking statements represent the Company's estimates only as of the date they are made, and should not be relied upon as representing the Company's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, even if its estimates change.

Any forward-looking statements in this report should be evaluated in light of the factors and uncertainties referenced above and should not be unduly relied upon.

SUMMARY OF OPERATING DATA

A summary of operating data for 2010 and for the four years prior is shown on page 99.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates, commodity prices, and interest rates, which may adversely affect its results of operations and financial position. In seeking to minimize the risks associated with such activities, the Company may enter into derivative contracts. The Company does not utilize financial instruments for trading or other speculative purposes.

Foreign currency forward contracts are used to hedge existing foreign currency denominated assets and liabilities, especially those of the Company's International Treasury Center, as well as forecasted foreign currency denominated intercompany sales. Silver forward contracts are used to mitigate the Company's risk to fluctuating silver prices.

The Company's exposure to changes in interest rates results from its investing and borrowing activities used to meet its liquidity needs. Long-term debt is generally used to finance long-term investments, while short-term debt is used to meet working capital requirements.

Using a sensitivity analysis based on estimated fair value of open foreign currency forward contracts using available forward rates, if the U.S. dollar had been 10% stronger at December 31, 2010 and 2009, the fair value of open forward contracts would have decreased $35 million and $17 million, respectively. Such changes in fair value would be substantially offset by the revaluation or settlement of the underlying positions hedged.

Using a sensitivity analysis based on estimated fair value of open silver forward contracts using available forward prices, if available forward silver prices had been 10% lower at December 31, 2010 and 2009, the fair value of open forward contracts would have decreased $1 million and $4 million, respectively. Such changes in fair value, if realized, would be offset by lower costs of manufacturing silver-containing products.

The Company is exposed to interest rate risk primarily through its borrowing activities and, to a lesser extent, through investments in marketable securities. The Company may utilize borrowings to fund its working capital and investment needs. The majority of short-term and long-term borrowings are in fixed-rate instruments. There is inherent roll-over risk for borrowings and marketable securities as they mature and are renewed at current market rates. The extent of this risk is not predictable because of the variability of future interest rates and business financing requirements.

Using a sensitivity analysis based on estimated fair value of short-term and long-term borrowings, if available market interest rates had been 10% (about 76 basis points) lower at December 31, 2010, the fair value of short-term and long-term borrowings would have increased less than $1 million and $50 million, respectively. Using a sensitivity analysis based on estimated fair value of short-term and long-term borrowings, if available market interest rates had been 10% (about 121 basis points) lower at December 31, 2009, the fair value of short-term and long-term borrowings would have increased less than $1 million and $59 million, respectively.

The Company's financial instrument counterparties are high-quality investment or commercial banks with significant experience with such instruments. The Company manages exposure to counterparty credit risk by requiring specific minimum credit standards and diversification of counterparties. The Company has procedures to monitor the credit exposure amounts. The maximum credit exposure at December 31, 2010 was not significant to the Company.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Eastman Kodak Company:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Eastman Kodak Company and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
Rochester, New York
February 24, 2011

Eastman Kodak Company
CONSOLIDATED STATEMENT OF OPERATIONS

(in millions, except per share data)	For the Year Ended December 31, 2010	2009	2008
Net sales			
Products	$ 5,507	$ 6,323	$ 8,130
Services	776	788	793
Licensing & royalties	904	495	493
Total net sales	$ 7,187	$ 7,606	$ 9,416
Cost of sales			
Products	$ 4,638	$ 5,243	$ 6,647
Services	598	595	600
Total cost of sales	$ 5,236	$ 5,838	$ 7,247
Gross profit	$ 1,951	$ 1,768	$ 2,169
Selling, general and administrative expenses	1,277	1,302	1,606
Research and development costs	321	356	478
Restructuring costs, rationalization and other	70	226	140
Other operating expenses (income), net	619	(88)	766
Loss from continuing operations before interest expense, other income (charges), net and income taxes	(336)	(28)	(821)
Interest expense	149	119	108
Loss on early extinguishment of debt, net	102	-	-
Other income (charges), net	26	30	55
Loss from continuing operations before income taxes	(561)	(117)	(874)
Provision (benefit) for income taxes	114	115	(147)
Loss from continuing operations	(675)	(232)	(727)
(Loss) earnings from discontinued operations, net of income taxes	(12)	17	285
Extraordinary item, net of tax	-	6	-
NET LOSS	(687)	(209)	(442)
Less: Net earnings attributable to noncontrolling interests	-	(1)	-
NET LOSS ATTRIBUTABLE TO EASTMAN KODAK COMPANY	$ (687)	$ (210)	$ (442)
Basic and diluted net (loss) earnings per share attributable to Eastman Kodak Company common shareholders:			
Continuing operations	$ (2.51)	$ (0.87)	$ (2.58)
Discontinued operations	(0.05)	0.07	1.01
Extraordinary item	-	0.02	-
Total	$ (2.56)	$ (0.78)	$ (1.57)

The accompanying notes are an integral part of these consolidated financial statements.

Eastman Kodak Company
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)	As of December 31, 2010	2009
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,624	$ 2,024
Receivables, net	1,259	1,395
Inventories, net	696	679
Deferred income taxes	120	121
Other current assets	100	84
Total current assets	3,799	4,303
Property, plant and equipment, net	1,037	1,254
Goodwill	294	907
Other long-term assets	1,109	1,227
TOTAL ASSETS	$ 6,239	$ 7,691
LIABILITIES AND EQUITY		
CURRENT LIABILITIES		
Accounts payable, trade	$ 959	$ 919
Short-term borrowings and current portion of long-term debt	50	62
Accrued income taxes	343	23
Other current liabilities	1,481	1,892
Total current liabilities	2,833	2,896
Long-term debt, net of current portion	1,195	1,129
Pension and other postretirement liabilities	2,661	2,694
Other long-term liabilities	625	1,005
Total liabilities	7,314	7,724
Commitments and Contingencies (Note 10)		
EQUITY (DEFICIT)		
Common stock, $2.50 par value, 950,000,000 shares authorized; 391,292,760 shares issued as of December 31, 2010 and 2009; 268,898,978 and 268,630,514 shares outstanding as of December 31, 2010 and 2009	978	978
Additional paid in capital	1,105	1,093
Retained earnings	4,969	5,676
Accumulated other comprehensive loss	(2,135)	(1,760)
	4,917	5,987
Treasury stock, at cost; 122,393,782 shares as of December 31, 2010 and 122,662,246 shares as of December 31, 2009	(5,994)	(6,022)
Total Eastman Kodak Company shareholders' (deficit) equity	(1,077)	(35)
Noncontrolling interests	2	2
Total (deficit) equity	(1,075)	(33)
TOTAL LIABILITIES AND EQUITY (DEFICIT)	$ 6,239	$ 7,691

The accompanying notes are an integral part of these consolidated financial statements.

Eastman Kodak Company
CONSOLIDATED STATEMENT OF EQUITY (DEFICIT)

(in millions, except share and per share data)

	Eastman Kodak Company Shareholders							
	Common Stock (1)	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total	Noncontrolling Interests	Total
Equity (deficit) as of December 31, 2007	$ 978	$ 889	$ 6,498	$ 453	$ (5,764)	$ 3,054	$ 6	$ 3,060
Net loss	-	-	(442)	-	-	(442)	-	(442)
Equity transactions with noncontrolling interests	-	-	-	-	-	-	(4)	(4)
Other comprehensive loss:								
Unrealized gains arising from hedging activity ($8 million pre-tax)	-	-	-	(8)	-	(8)	-	(8)
Reclassification adjustment for hedging related gains included in net earnings ($8 million pre-tax)	-	-	-	(8)	-	(8)	-	(8)
Currency translation adjustments	-	-	-	(81)	-	(81)	1	(80)
Pension and other postretirement liability adjustments ($1,147 million pre-tax)	-	-	-	(1,105)	-	(1,105)	-	(1,105)
Other comprehensive loss	-	-	-	(1,202)	-	(1,202)	1	(1,201)
Comprehensive loss								(1,643)
Cash dividends declared ($.50 per common share)	-	-	(139)	-	-	(139)	-	(139)
Recognition of equity-based compensation expense	-	18	-	-	-	18	-	18
Share repurchases (20,046,396 shares)					(301)	(301)	-	(301)
Treasury stock issued, net (159,021 shares) (2)	-	(5)	(12)	-	14	(3)	-	(3)
Unvested stock issuances (56,600 shares)	-	(1)	(2)	-	3	-	-	-
Equity (deficit) as of December 31, 2008	$ 978	$ 901	$ 5,903	$ (749)	$ (6,048)	$ 985	$ 3	$ 988

Eastman Kodak Company
CONSOLIDATED STATEMENT OF EQUITY (DEFICIT) *continued*

(in millions, except share and per share data)

	Eastman Kodak Company Shareholders							
	Common Stock (1)	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total	Noncontrolling Interests	Total
Equity (deficit) as of December 31, 2008	$ 978	$ 901	$ 5,903	$ (749)	$ (6,048)	$ 985	$ 3	$ 988
Net (loss) earnings	-	-	(210)	-	-	(210)	1	(209)
Equity transactions with noncontrolling interests	-	-	-	-	-	-	(2)	(2)
Other comprehensive loss:								
Unrealized gains arising from hedging activity ($17 million pre-tax)	-	-	-	17	-	17	-	17
Reclassification adjustment for hedging related gains included in net earnings ($5 million pre-tax)	-	-	-	(5)	-	(5)	-	(5)
Currency translation adjustments	-	-	-	4	-	4	-	4
Pension and other postretirement liability adjustments ($1,111 million pre-tax)	-	-	-	(1,027)	-	(1,027)	-	(1,027)
Other comprehensive loss	-	-	-	(1,011)	-	(1,011)	-	(1,011)
Comprehensive loss								(1,222)
Recognition of equity-based compensation expense	-	20	-	-	-	20	-	20
Equity component of debt issuances	-	181	-	-	-	181	-	181
Treasury stock issued, net (328,099 shares) (2)	-	(8)	(10)	-	18	-	-	-
Unvested stock issuances (133,360 shares)	-	(1)	(7)	-	8	-	-	-
Equity (deficit) as of December 31, 2009	$ 978	$ 1,093	$ 5,676	$ (1,760)	$ (6,022)	$ (35)	$ 2	$ (33)

Eastman Kodak Company
CONSOLIDATED STATEMENT OF EQUITY (DEFICIT) *continued*

(in millions, except share and per share data)

	Eastman Kodak Company Shareholders							
	Common Stock (1)	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total	Noncontrolling Interests	Total
Equity (deficit) as of December 31, 2009	$ 978	$ 1,093	$ 5,676	$ (1,760)	$ (6,022)	$ (35)	$ 2	$ (33)
Net loss	-	-	(687)	-	-	(687)	-	(687)
Other comprehensive loss:								
Unrealized gains arising from hedging activity ($4 million pre-tax)	-	-	-	4	-	4	-	4
Reclassification adjustment for hedging related gains included in net earnings ($8 million pre-tax)	-	-	-	(8)	-	(8)	-	(8)
Currency translation adjustments	-	-	-	80	-	80	-	80
Pension and other postretirement liability adjustments ($470 million pre-tax)	-	-	-	(451)	-	(451)	-	(451)
Other comprehensive loss	-	-	-	(375)	-	(375)	-	(375)
Comprehensive loss								(1,062)
Recognition of equity-based compensation expense	-	21	-	-	-	21	-	21
Treasury stock issued, net (268,464 shares) (2)	-	(9)	(20)	-	28	(1)	-	(1)
Equity (deficit) as of December 31, 2010	$ 978	$ 1,105	$ 4,969	$ (2,135)	$ (5,994)	$ (1,077)	$ 2	$ (1,075)

(1) There are 100 million shares of $10 par value preferred stock authorized, none of which have been issued.

(2) Includes stock awards issued, offset by shares surrendered for taxes.

The accompanying notes are an integral part of these consolidated financial statements.

Eastman Kodak Company
CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions)	For the Year Ended December 31, 2010	2009	2008
Cash flows from operating activities:			
Net loss	$ (687)	$ (209)	$ (442)
Adjustments to reconcile to net cash provided by operating activities:			
Loss (earnings) from discontinued operations, net of income taxes	12	(17)	(285)
Earnings from extraordinary items, net of income taxes	-	(6)	-
Depreciation and amortization	378	427	500
Gain on sales of businesses/assets	(8)	(100)	(14)
Loss on early extinguishment of debt, net	102	-	-
Non-cash restructuring and rationalization costs, asset impairments and other charges	635	28	801
(Benefit) provision for deferred income taxes	(91)	(99)	16
Decrease in receivables	118	363	148
(Increase) decrease in inventories	(28)	276	(20)
Decrease in liabilities excluding borrowings	(580)	(821)	(720)
Other items, net	(70)	22	(112)
Total adjustments	468	73	314
Net cash used in continuing operations	(219)	(136)	(128)
Net cash provided by discontinued operations	-	-	296
Net cash (used in) provided by operating activities	(219)	(136)	168
Cash flows from investing activities:			
Additions to properties	(149)	(152)	(254)
Proceeds from sales of businesses/assets	32	156	92
Acquisitions, net of cash acquired	-	(17)	(38)
Use (funding) of restricted cash and investment accounts	1	(12)	-
Marketable securities - sales	74	39	162
Marketable securities - purchases	(70)	(36)	(150)
Net cash used in investing activities	(112)	(22)	(188)
Cash flows from financing activities:			
Stock repurchases	-	-	(301)
Proceeds from borrowings	503	712	140
Repayment of borrowings	(565)	(649)	(446)
Debt issuance costs	(12)	(30)	-
Dividends to shareholders	-	-	(139)
Net cash (used in) provided by financing activities	(74)	33	(746)
Effect of exchange rate changes on cash	5	4	(36)
Net decrease in cash and cash equivalents	(400)	(121)	(802)
Cash and cash equivalents, beginning of year	2,024	2,145	2,947
Cash and cash equivalents, end of year	$ 1,624	$ 2,024	$ 2,145

Eastman Kodak Company
CONSOLIDATED STATEMENT OF CASH FLOWS *continued*

Supplemental Cash Flow Information

	For the Year Ended December 31,		
(in millions)	2010	2009	2008
Cash paid for interest and income taxes was:			
Interest, net of portion capitalized of $1, $2 and $3	$ 115	$ 70	$ 85
Income taxes (1)	197	225	145
The following non-cash items are not reflected in the Consolidated Statement of Cash Flows:			
Pension and other postretirement benefits liability adjustments	$ 451	$ 1,027	$ 1,105
Liabilities assumed in acquisitions	-	4	2
Issuance of unvested stock, net of forfeitures	-	-	1

(1) Includes payments related to discontinued operations.

The accompanying notes are an integral part of these consolidated financial statements.

Eastman Kodak Company
NOTES TO FINANCIAL STATEMENTS

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. The following is a description of the significant accounting policies of Eastman Kodak Company.

Basis of Consolidation

The consolidated financial statements include the accounts of Eastman Kodak Company, its wholly owned subsidiaries, and its majority owned subsidiaries (collectively "the Company"). The Company consolidates variable interest entities if the Company has a controlling financial interest and is determined to be the primary beneficiary of the entity. The Company accounts for investments in companies over which it has the ability to exercise significant influence, but does not hold a controlling interest, under the equity method of accounting, and the Company records its proportionate share of income or losses in Other income (charges), net in the accompanying Consolidated Statements of Operations. The Company accounts for investments in companies over which it does not have the ability to exercise significant influence under the cost method of accounting. These investments are carried at cost and are adjusted only for other-than-temporary declines in fair value. The Company has eliminated all significant intercompany accounts and transactions, and net earnings are reduced by the portion of the net earnings of subsidiaries applicable to noncontrolling interests.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at year end, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency

For most subsidiaries and branches outside the U.S., the local currency is the functional currency. The financial statements of these subsidiaries and branches are translated into U.S. dollars as follows: assets and liabilities at year-end exchange rates; income, expenses and cash flows at average exchange rates; and shareholders' equity at historical exchange rates. For those subsidiaries for which the local currency is the functional currency, the resulting translation adjustment is recorded as a component of Accumulated other comprehensive (loss) income in the accompanying Consolidated Statement of Financial Position. Translation adjustments related to investments that are permanent in nature are not tax-effected.

For certain other subsidiaries and branches, operations are conducted primarily in U.S. dollars, which is therefore the functional currency. Monetary assets and liabilities of these foreign subsidiaries and branches, which are recorded in local currency, are remeasured at year-end exchange rates, while the related revenue, expense, and gain and loss accounts, which are recorded in local currency, are remeasured at average exchange rates. Non-monetary assets and liabilities, and the related revenue, expense, and gain and loss accounts, are remeasured at historical rates. Adjustments that result from the remeasurement of the assets and liabilities of these subsidiaries are included in Net (loss) earnings in the accompanying Consolidated Statement of Operations.

The effects of foreign currency transactions, including related hedging activities, are included in Other income (charges), net, in the accompanying Consolidated Statement of Operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, receivables, and derivative instruments. The Company places its cash and cash equivalents with high-quality financial institutions and limits the amount of credit exposure to any one institution. With respect to receivables, such receivables arise from sales to numerous customers in a variety of industries, markets, and geographies around the world. Receivables arising from these sales are generally not collateralized. The Company performs ongoing credit evaluations of its customers' financial conditions, and maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations. With respect to the derivative instruments, the counterparties to these contracts are major financial institutions. The Company has not experienced non-performance by any of its derivative instruments counterparties.

Derivative Financial Instruments

All derivative instruments are recognized as either assets or liabilities and are measured at fair value. Certain derivatives are designated and accounted for as hedges. The Company does not use derivatives for trading or other speculative purposes. See Note 12, "Financial Instruments."

Cash Equivalents

All highly liquid investments with a remaining maturity of three months or less at date of purchase are considered to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. The cost of all of the Company's inventories is determined by either the "first in, first out" ("FIFO") or average cost method, which approximates current cost. The Company provides inventory reserves for excess, obsolete or slow-moving inventory based on changes in customer demand, technology developments or other economic factors.

Properties

Properties are recorded at cost, net of accumulated depreciation. The Company capitalizes additions and improvements. Maintenance and repairs are charged to expense as incurred. The Company calculates depreciation expense using the straight-line method over the assets' estimated useful lives, which are as follows:

	Years
Buildings and building improvements	5-40
Land improvements	20
Leasehold improvements	3-20
Equipment	3-15
Tooling	1-3
Furniture and fixtures	5-10

The Company depreciates leasehold improvements over the shorter of the lease term or the asset's estimated useful life. Upon sale or other disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to net (loss) earnings.

Goodwill

Goodwill represents the excess of purchase price of an acquisition over the fair value of net assets acquired. Goodwill is not amortized, but is required to be assessed for impairment at least annually. The Company has elected September 30 as the annual impairment assessment date for all of its reporting units, and will perform additional impairment tests when events or changes in circumstances occur that would more likely than not reduce the fair value of the reporting unit below its carrying amount. A reporting unit is defined as an operating segment or one level below an operating segment. The Company estimates the fair value of its reporting units utilizing income and market approaches through the application of discounted cash flow and market comparable methods, respectively. The assessment is required to be performed in two steps, step one to test for a potential impairment of goodwill and, if potential losses are identified, step two to measure the impairment loss. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions.

The Company recorded pre-tax goodwill impairment charges of $626 million in the fourth quarter of 2010, and $785 million in the fourth quarter of 2008. See Note 5, "Goodwill and Other Intangible Assets."

Revenue

The Company's revenue transactions include sales of the following: products; equipment; software; services; integrated solutions; and intellectual property licensing. The Company recognizes revenue when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectability is reasonably assured. If the Company determines that collection of a fee is not reasonably assured, the fee is deferred and revenue is recognized at the time collection becomes reasonably assured, which is generally upon receipt of payment. At the time revenue is recognized, the Company provides for the estimated costs of customer incentive programs, warranties and estimated returns and reduces revenue accordingly.

For product sales, the revenue recognition criteria are generally met when title and risk of loss have transferred from the Company to the buyer, which may be upon shipment or upon delivery to the customer site, based on contract terms or legal requirements in certain jurisdictions. Service revenues are recognized as such services are rendered.

For equipment sales, the recognition criteria are generally met when the equipment is delivered and installed at the customer site. Revenue is recognized for equipment upon delivery as opposed to upon installation when there is objective and reliable evidence of fair value for the installation, and the amount of revenue allocable to the equipment is not legally contingent upon the completion of the installation. In instances in which the agreement with the customer contains a customer acceptance clause, revenue is deferred until customer acceptance is obtained, provided the customer acceptance clause is considered to be substantive. For certain agreements, the Company does not consider these customer acceptance clauses to be substantive because the Company can and does replicate the customer acceptance test environment and performs the agreed upon product testing prior to shipment. In these instances, revenue is recognized upon installation of the equipment.

Revenue for the sale of software licenses is recognized when: (1) the Company enters into a legally binding arrangement with a customer for the license of software; (2) the Company delivers the software; (3) customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and (4) collection from the customer is reasonably assured. Software maintenance and support revenue is recognized ratably over the term of the related maintenance period.

Revenue from services includes extended warranty, customer support and maintenance agreements, consulting, business process services, training and education. Service revenue is recognized over the contractual period or as services are performed. In service arrangements where final acceptance of a system or solution by the customer is required, revenue is deferred until all acceptance criteria have been met.

The Company's transactions may involve the sale of equipment, software, and related services under multiple element arrangements. The Company allocates revenue to the various elements based on their fair value. Revenue allocated to an individual element is recognized when all other revenue recognition criteria are met for that element.

The timing and the amount of revenue recognized from the licensing of intellectual property depend upon a variety of factors, including the specific terms of each agreement and the nature of the deliverables and obligations. Revenue is only recognized after all of the following criteria are met: (1) the Company enters into a legally binding arrangement with a licensee of Kodak's intellectual property, (2) the Company delivers the technology or intellectual property rights, (3) licensee payment is deemed fixed or determinable and free of contingencies or significant uncertainties, and (4) collection from the licensee is reasonably assured.

When the Company has continuing obligations related to a licensing arrangement, including extending the rights to currently undeveloped intellectual property, revenue related to the ongoing arrangement is recognized over the period of the obligation. The Company ascribes revenue on these arrangements over the period of the obligation, beginning when the Company is first entitled to past due royalties (for example, the date the licensee was notified of infringement) through the end of the obligation period.

At the time revenue is recognized, the Company also records reductions to revenue for customer incentive programs. Such incentive programs include cash and volume discounts, price protection, promotional, cooperative and other advertising allowances, and coupons. For those incentives that require the estimation of sales volumes or redemption rates, such as for volume rebates or coupons, the Company uses historical experience and internal and customer data to estimate the sales incentive at the time revenue is recognized.

In instances where the Company provides slotting fees or similar arrangements, this incentive is recognized as a reduction in revenue when payment is made to the customer (or at the time the Company has incurred the obligation, if earlier) unless the Company receives a benefit over a period of time, in which case the incentive is recorded as an asset and is amortized as a reduction of revenue over the term of the arrangement. Arrangements in which the Company receives an identifiable benefit include arrangements that have enforceable exclusivity provisions and those that provide a clawback provision entitling the Company to a pro rata reimbursement if the customer does not fulfill its obligations under the contract.

The Company may offer customer financing to assist customers in their acquisition of Kodak's products. At the time a financing transaction is consummated, which qualifies as a sales-type lease, the Company records equipment revenue equal to the total lease receivable net of unearned income. Unearned income is recognized as finance income using the effective interest method over the term of the lease. Leases not qualifying as sales-type leases are accounted for as operating leases. The Company recognizes revenue from operating leases on an accrual basis as the rental payments become due.

Research and Development Costs

Research and development ("R&D") costs, which include costs incurred in connection with new product development, fundamental and exploratory research, process improvement, product use technology and product accreditation, are expensed in the period in which they are incurred. In connection with business combinations entered into prior to January 1, 2009, the purchase price allocated to R&D projects that had not yet reached technological feasibility and for which no alternative future use existed was expensed in the period of acquisition. Effective January 1, 2009, the acquisition-date fair value of research and development assets acquired in a business combination are capitalized.

Advertising

Advertising costs are expensed as incurred and included in selling, general and administrative expenses in the accompanying Consolidated Statement of Operations. Advertising expenses amounted to $301 million, $271 million, and $350 million for the years ended December 31, 2010, 2009, and 2008, respectively.

Shipping and Handling Costs

Amounts charged to customers and costs incurred by the Company related to shipping and handling are included in net sales and cost of sales, respectively.

Impairment of Long-Lived Assets

The Company reviews the carrying values of its long-lived assets, other than goodwill and purchased intangible assets with indefinite useful lives, for impairment whenever events or changes in circumstances indicate that the carrying values may not be recoverable. The Company assesses the recoverability of the carrying values of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, by estimating the undiscounted future cash flows that are directly associated with and that are expected to arise from the use of and eventual disposition of such asset group. The Company estimates the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Company records an impairment charge to the extent the carrying value of the long-lived asset exceeds its fair value. The Company determines fair value through quoted market prices in active markets or, if quoted market prices are unavailable, through the performance of internal analyses of discounted cash flows.

In connection with its assessment of recoverability of its long-lived assets and its ongoing strategic review of the business and its operations, the Company continually reviews the remaining useful lives of its long-lived assets. If this review indicates that the remaining useful life of the long-lived asset has changed significantly, the Company adjusts the depreciation on that asset to facilitate full cost recovery over its revised estimated remaining useful life.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of operating losses, credit carryforwards and temporary differences between the carrying amounts and tax basis of the Company's assets and liabilities. The Company records a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized. For discussion of the amounts and components of the valuation allowances as of December 31, 2010 and 2009, see Note 15, "Income Taxes."

Earnings Per Share

Basic earnings per share computations are based on the weighted-average number of shares of common stock outstanding during the year. As a result of the net loss from continuing operations presented for the years ended December 31, 2010, 2009, and 2008, the Company calculated diluted earnings per share using weighted-average basic shares outstanding for each period, as utilizing diluted shares would be anti-dilutive to loss per share. Weighted-average basic shares outstanding for the years ended December 31, 2010, 2009, and 2008 were 268.5 million, 268.0 million, and 281.8 million shares, respectively.

If the Company had reported earnings from continuing operations for the years ended December 31, 2010, 2009, and 2008, the following potential shares of the Company's common stock would have been dilutive in the computation of diluted earnings per share:

	For the Year Ended December 31,		
(in millions of shares)	2010	2009	2008
Unvested share-based awards	2.7	0.5	0.2

The computation of diluted earnings per share for the years ended December 31, 2010, 2009, and 2008 also excluded the assumed conversion of outstanding employee stock options and detachable warrants to purchase common shares, because the effects would be anti-dilutive. The following table sets forth the total amount of outstanding employee stock options and detachable warrants to purchase common shares as of December 31 for each reporting period:

	For the Year Ended December 31,		
(in millions of shares)	2010	2009	2008
Employee stock options	18.0	23.5	25.2
Detachable warrants to purchase common shares	40.0	40.0	-
Total	58.0	63.5	25.2

Diluted earnings per share calculations could also reflect shares related to the assumed conversion of approximately $305 million of convertible senior notes due 2017, if dilutive. The Company's diluted (loss) earnings per share excludes the effect of these convertible securities, as they were anti-dilutive for all periods presented. Refer to Note 8, "Short-Term Borrowings and Long-Term Debt."

Recently Adopted Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, "Improving Disclosures about Fair Value Measurements," which amends the Accounting Standards Codification (ASC) Topic 820, "Fair Value Measures and Disclosures." ASU No. 2010-06 amended the ASC to require disclosure of transfers into and out of Level 1 and Level 2 fair value measurements, and also will require more detailed disclosure about the activity within Level 3 fair value measurements. The Company adopted the guidance in ASU No. 2010-06 on January 1, 2010, except for the requirements related to Level 3 disclosures, which will be effective for annual and interim reporting periods beginning after December 15, 2010 (January 1, 2011 for the Company). This guidance requires new disclosures only.

In June 2009, the FASB issued authoritative guidance establishing two levels of U.S. generally accepted accounting principles (GAAP) – authoritative and nonauthoritative – and making the ASC the source of authoritative, nongovernmental GAAP, except for *rules and interpretive releases of the Securities and Exchange Commission. This guidance, which was incorporated into ASC Topic* 105, "Generally Accepted Accounting Principles," was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption changed certain disclosure references to U.S. GAAP, but did not have any other impact on the Company's Consolidated Financial Statements.

In June 2009, the FASB issued revised authoritative guidance related to variable interest entities, which requires entities to perform a qualitative analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. The guidance also requires an ongoing reassessment of variable interests and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. This guidance, which was reissued by the FASB in December 2009 as ASU No. 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities," amends ASC Topic 810, "Consolidation," and will be effective as of the beginning of an entity's first annual reporting period that begins after November 15, 2009 (January 1, 2010 for the Company). The adoption of this guidance did not have a significant impact on the Company's Consolidated Financial Statements.

Recently Issued Accounting Pronouncements

In December 2010, the FASB issued ASU No. 2010-28, "When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts", which amends ASC Topic 350, "Intangibles – Goodwill and Other". ASU No. 2010-28 amends the ASC to require entities that have a reporting unit with a zero or negative carrying value to assess whether qualitative factors indicate that it is more likely than not that an impairment of goodwill exists, and if an entity concludes that it is more likely than not that an impairment exists, the entity must measure the goodwill impairment. The changes to the ASC as a result of this update are effective for annual and interim reporting periods beginning after December 15, 2010 (January 1, 2011 for the Company), and any impairment identified at the time of adoption will be recognized as a cumulative-effect adjustment to beginning retained earnings. The adoption of this guidance does not have any impact on the Company's Consolidated Financial Statements.

In October 2009, the FASB issued ASU No. 2009-13, "Multiple-Deliverable Revenue Arrangements," which amends ASC Topic 605, "Revenue Recognition." ASU No. 2009-13 amends the ASC to eliminate the residual method of allocation for multiple-deliverable revenue arrangements, and requires that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method. The ASU also establishes a selling price hierarchy for determining the selling price of a deliverable, which includes: (1) vendor-specific objective evidence if available, (2) third-party evidence if vendor-specific objective evidence is not available, and (3) estimated selling price if neither vendor-specific nor third-party evidence is available. Additionally, ASU No. 2009-13 expands the disclosure requirements related to a vendor's multiple-deliverable revenue arrangements. The changes to the ASC as a result of this update are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 (January 1, 2011 for the Company). The Company does not expect that the adoption of this guidance will have a significant impact on its Consolidated Financial Statements.

In October 2009, the FASB issued ASU No. 2009-14, "Certain Revenue Arrangements That Include Software Elements," which amends ASC Topic 985, "Software." ASU No. 2009-14 amends the ASC to change the accounting model for revenue arrangements that include both tangible products and software elements, such that tangible products containing both software and non-software components that function together to deliver the tangible product's essential functionality are no longer within the scope of software revenue guidance. The changes to the ASC as a result of this update are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 (January 1, 2011 for the Company). The Company does not expect that the adoption of this guidance will have a significant impact on its Consolidated Financial Statements.

NOTE 2: RECEIVABLES, NET

(in millions)	As of December 31, 2010	2009
Trade receivables	$ 1,137	$ 1,238
Miscellaneous receivables	122	157
Total (net of allowances of $77 and $98 as of December 31, 2010 and 2009, respectively)	$ 1,259	$ 1,395

Approximately $224 million and $218 million of the total trade receivable amounts as of December 31, 2010 and 2009, respectively, are expected to be settled through customer deductions in lieu of cash payments. Such deductions represent rebates owed to the customer and are included in Other current liabilities in the accompanying Consolidated Statement of Financial Position at each respective balance sheet date.

NOTE 3: INVENTORIES, NET

(in millions)	As of December 31, 2010	2009
Finished goods	$ 421	$ 409
Work in process	154	164
Raw materials	121	106
Total	$ 696	$ 679

NOTE 4: PROPERTY, PLANT AND EQUIPMENT, NET

(in millions)	As of December 31, 2010	2009
Land	$ 43	$ 64
Buildings and building improvements	1,413	1,512
Machinery and equipment	4,494	4,792
Construction in progress	72	64
	6,022	6,432
Accumulated depreciation	(4,985)	(5,178)
Net properties	$ 1,037	$ 1,254

Depreciation expense was $318 million, $354 million, and $420 million for the years 2010, 2009, and 2008, respectively, of which approximately $6 million, $22 million, and $6 million, respectively, represented accelerated depreciation in connection with restructuring actions.

NOTE 5: GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill was $294 million and $907 million as of December 31, 2010 and 2009, respectively. The changes in the carrying amount of goodwill by reportable segment for 2010 and 2009 were as follows:

(in millions)	Consumer Digital Imaging Group	Graphic Communications Group	Film, Photofinishing and Entertainment Group	Consolidated Total
Balance as of December 31, 2008:				
Goodwill	$ 195	$ 873	$ 613	$ 1,681
Accumulated impairment losses	-	(785)	-	(785)
	$ 195	**$ 88**	**$ 613**	**$ 896**
Additions	-	4	-	4
Purchase accounting adjustments	-	(1)	-	(1)
Currency translation adjustments	-	3	5	8
Balance as of December 31, 2009:				
Goodwill	195	879	618	1,692
Accumulated impairment losses	-	(785)	-	(785)
	$ 195	**$ 94**	**$ 618**	**$ 907**
Impairment	-	-	(626)	(626)
Currency translation adjustments	6	(1)	8	13
Balance as of December 31, 2010:				
Goodwill	201	878	626	1,705
Accumulated impairment losses	-	(785)	(626)	(1,411)
	$ 201	**$ 93**	**$ -**	**$ 294**

As of December 31, 2008, due to the continuing challenging business conditions and the significant decline in its market capitalization during the fourth quarter of 2008, the Company concluded there was an indication of possible impairment. Based on its updated analysis, the Company concluded that there was an impairment of goodwill related to the Graphic Communications Group (GCG) segment and, thus, recorded a pre-tax impairment charge of $785 million in the fourth quarter of 2008 that was included in Other operating expenses (income), net in the Consolidated Statement of Operations. The fair values of reporting units within the Company's Consumer Digital Imaging Group (CDG) and Film, Photofinishing and Entertainment Group (FPEG) segments, and one of the two GCG reporting units were greater than their respective carrying values as of December 31, 2008, so no goodwill impairment was recorded for these reporting units. Reasonable changes in the assumptions used to determine these fair values would not have resulted in goodwill impairments in any of these reporting units.

On September 1, 2009, the Company completed the acquisition of the scanner division of BÖWE BELL + HOWELL, a global supplier of documents scanners to value-added resellers, system integrators, and end-users. The acquired scanner division is now a part of the Company's GCG segment. As a result of the acquisition, the Company recorded $4 million and $8 million of goodwill and intangible assets, respectively.

As of December 31, 2010, due to continuing challenging business conditions driven, in part, by rising commodity prices and a continuation of significant declines in the FPEG business caused by digital substitution, the Company concluded there was an indication of a possible goodwill impairment related to the FPEG segment. Based on its updated goodwill analysis, including an updated forecast reflecting certain operational changes to manage the impact of these conditions, the Company concluded that there was an impairment of goodwill related to the FPEG segment as of December 31, 2010. The Company recorded a pre-tax impairment charge of $626 million in the fourth quarter of 2010 that was included in Other operating expenses (income), net in the Consolidated Statement of Operations.

The gross carrying amount and accumulated amortization by major intangible asset category as of December 31, 2010 and 2009 were as follows:

(in millions)	Gross Carrying Amount	Accumulated Amortization	Net	Weighted-Average Amortization Period
	As of December 31, 2010			
Technology-based	$ 168	$ 135	$ 33	7 years
Customer-related	256	177	79	11 years
Other	29	17	12	14 years
Total	$ 453	$ 329	$124	10 years

(in millions)	Gross Carrying Amount	Accumulated Amortization	Net	Weighted-Average Amortization Period
	As of December 31, 2009			
Technology-based	$ 309	$ 241	$ 68	7 years
Customer-related	273	173	100	10 years
Other	64	48	16	11 years
Total	$ 646	$ 462	$184	9 years

Amortization expense related to intangible assets was $60 million, $73 million, and $80 million for the years ended December 31, 2010, 2009, and 2008, respectively.

Estimated future amortization expense related to purchased intangible assets as of December 31, 2010 was as follows (in millions):

2011	$ 39
2012	26
2013	13
2014	10
2015	10
2016+	26
Total	$ 124

NOTE 6: OTHER LONG-TERM ASSETS

(in millions)	As of December 31, 2010	2009
Overfunded pension plans	$ 48	$ 169
Deferred income taxes, net of valuation allowance	695	607
Intangible assets	124	184
Other	242	267
Total	$ 1,109	$ 1,227

The Other component above consists of other miscellaneous long-term assets that, individually, were less than 5% of the Company's total assets in the accompanying Consolidated Statement of Financial Position, and therefore, have been aggregated in accordance with Regulation S-X.

NOTE 7: OTHER CURRENT LIABILITIES

(in millions)	As of December 31, 2010	2009
Accrued employment-related liabilities	$ 420	$ 501
Accrued customer rebates, advertising and promotional expenses	322	369
Deferred revenue	178	275
Accrued restructuring liabilities	42	95
Other	519	652
Total	$ 1,481	$ 1,892

The Other component above consists of other miscellaneous current liabilities that, individually, were less than 5% of the Total current liabilities component within the Consolidated Statement of Financial Position, and therefore, have been aggregated in accordance with Regulation S-X.

NOTE 8: SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-Term Borrowings and Current Portion of Long-Term Debt

The Company's current portion of long-term debt was $50 million and $62 million as of December 31, 2010 and 2009, respectively. There were no amounts outstanding under short-term bank borrowings as of December 31, 2010 and 2009.

Long-Term Debt, Including Lines of Credit

Long-term debt and related maturities and interest rates were as follows:

(in millions)			As of December 31, 2010		2009	
Country	Type	Maturity	Weighted-Average Effective Interest Rate	Amount Outstanding	Weighted-Average Effective Interest Rate	Amount Outstanding
U.S.	Convertible	2010	-	$ -	3.38%	$ 12
U.S.	Term note	2010-2013	6.16%	27	6.16%	35
Germany	Term note	2010-2013	6.16%	109	6.16%	141
U.S.	Term note	2013	7.25%	300	7.25%	500
U.S.	Secured term note	2017	-	-	19.36%	195
U.S.	Secured term note	2018	10.11%	491	-	-
U.S.	Convertible	2017	12.75%	305	12.75%	295
U.S.	Term note	2018	9.95%	3	9.95%	3
U.S.	Term note	2021	9.20%	10	9.20%	10
				1,245		1,191
Current portion of long-term debt				(50)		(62)
Long-term debt, net of current portion				$ 1,195		$ 1,129

Annual maturities (in millions) of long-term debt outstanding at December 31, 2010 were as follows:

	Carrying Value	Principal Amount
2011	$ 50	$ 50
2012	45	50
2013	341	350
2014	-	-
2015	-	-
2016 and thereafter	809	913
Total	$ 1,245	$ 1,363

Senior Secured Notes due 2018

On March 5, 2010, the Company issued $500 million of aggregate principal amount of 9.75% senior secured notes due March 1, 2018 (the "2018 Senior Secured Notes"). The Company will pay interest at an annual rate of 9.75% of the principal amount at issuance, payable semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2010.

Upon issuance of the 2018 Senior Secured Notes, the Company received net proceeds of approximately $490 million ($500 million aggregate principal less $10 million stated discount). The proceeds were used to repurchase all of the Senior Secured Notes due 2017 and to fund the tender of $200 million of the 7.25% Senior Notes due 2013.

In connection with the 2018 Senior Secured Notes, the Company and the subsidiary guarantors (as defined below) entered into an indenture, dated as of March 5, 2010, with Bank of New York Mellon as trustee and collateral agent (the "Indenture").

At any time prior to March 1, 2014, the Company will be entitled at its option to redeem some or all of the 2018 Senior Secured Notes at a redemption price of 100% of the principal plus accrued and unpaid interest and a "make-whole" premium (as defined in the Indenture). On and after March 1, 2014, the Company may redeem some or all of the 2018 Senior Secured Notes at certain redemption prices expressed as percentages of the principal plus accrued and unpaid interest. In addition, prior to March 31, 2013, the Company may redeem up to 35% of the 2018 Senior Secured Notes at a redemption price of 109.75% of the principal plus accrued and unpaid interest using proceeds from certain equity offerings, provided the redemption takes place within 120 days after the closing of the related equity offering and not less than 65% of the original aggregate principal remains outstanding immediately thereafter.

Upon the occurrence of a change of control, each holder of the 2018 Senior Secured Notes has the right to require the Company to repurchase some or all of such holder's 2018 Senior Secured Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

The Indenture contains covenants limiting, among other things, the Company's ability and the ability of the Company's restricted subsidiaries (as defined in the Indenture) to (subject to certain exceptions and qualifications): incur additional debt or issue certain preferred stock; pay dividends or make distributions in respect of capital stock or make other restricted payments; make principal payments on, or purchase or redeem subordinated indebtedness prior to any scheduled principal payment or maturity; make certain investments; sell certain assets; create liens on assets; consolidate, merge, sell or otherwise dispose of all or substantially all of the Company's and its subsidiaries' assets; enter into certain transactions with affiliates; and designate the Company's subsidiaries as unrestricted subsidiaries. The Company was in compliance with these covenants as of December 31, 2010.

The 2018 Senior Secured Notes are fully and unconditionally guaranteed (the "guarantees") on a senior secured basis by each of the Company's existing and future direct or indirect 100% owned domestic subsidiaries, subject to certain exceptions (the "Subsidiary Guarantors"). The 2018 Senior Secured Notes and guarantees are secured by second-priority liens, subject to permitted liens, on substantially all of the Company's domestic assets and substantially all of the domestic assets of the Subsidiary Guarantors pursuant to a security agreement entered into with Bank of New York Mellon as second lien collateral agent on March 5, 2010. The carrying value of the assets pledged as collateral at December 31, 2010 was approximately $2 billion.

The 2018 Senior Secured Notes are the Company's senior secured obligations and rank senior in right of payment to any future subordinated indebtedness; rank equally in right of payment with all of the Company's existing and future senior indebtedness; are effectively senior in right of payment to the Company's existing and future unsecured indebtedness, are effectively subordinated in right of payment to indebtedness under the Company's Amended Credit Agreement (as defined below) to the extent of the collateral securing such indebtedness on a first-priority basis; and effectively are subordinated in right of payment to all existing and future indebtedness and other liabilities of the Company's non-guarantor subsidiaries.

Certain events are considered events of default and may result in the acceleration of the maturity of the 2018 Senior Secured Notes including, but not limited to: default in the payment of principal or interest when it becomes due and payable; subject to applicable grace periods, failure to purchase Senior Secured Notes tendered when and as required; events of bankruptcy; and non-compliance with other provisions and covenants and the acceleration or default in the payment of principal of other forms of debt. If an event of default occurs, the aggregate principal amount and accrued and unpaid interest may become due and payable immediately.

2017 Convertible Senior Notes

On September 23, 2009, the Company issued $400 million of aggregate principal amount of 7% convertible senior notes due April 1, 2017 (the "2017 Convertible Notes"). The Company will pay interest at an annual rate of 7% of the principal amount at issuance, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2010.

The 2017 Convertible Notes are convertible at an initial conversion rate of 134.9528 shares of the Company's common stock per $1,000 principal amount of convertible notes (representing an initial conversion price of approximately $7.41 per share of common stock) subject to adjustment in certain circumstances. Holders may surrender their 2017 Convertible Notes for conversion at any time prior to the close of business on the business day immediately preceding the maturity date for the notes. Upon conversion, the Company shall deliver or pay, at its election, solely shares of its common stock or solely cash. Holders of the 2017 Convertible Notes may require the Company to purchase all or a portion of the convertible notes at a price equal to 100% of the principal amount of the convertible notes to be purchased, plus accrued and unpaid interest, in cash, upon occurrence of certain fundamental changes involving the Company including, but not limited to, a change in ownership, consolidation or merger, plan of dissolution, or common stock delisting from a U.S. national securities exchange.

The Company may redeem the 2017 Convertible Notes in whole or in part for cash at any time on or after October 1, 2014 and before October 1, 2016 if the closing sale price of the common stock for at least 20 of the 30 consecutive trading days ending within three trading days prior to the date the Company provides notice of redemption exceeds 130% of the conversion price in effect on each such trading day, or at any time on or after October 1, 2016 and prior to maturity regardless of the sale price of the Company's common stock. The redemption price will equal 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest.

In accordance with U.S. GAAP, the principal amount of the 2017 Convertible Notes was allocated to debt at the estimated fair value of the debt component of the notes at the time of issuance, with the residual amount allocated to the equity component. Approximately $293 million and $107 million of the principal amount were initially allocated to the debt and equity components respectively, and reported as Long-term debt, net of current portion and Additional paid-in capital, respectively. The initial carrying value of the debt of $293 million will be accreted up to the $400 million stated principal amount using the effective interest method over the 7.5 year term of the notes. Accretion of the principal will be reported as a component of interest expense. Accordingly, the Company will recognize annual interest expense on the debt at an effective interest rate of 12.75%.

The 2017 Convertible Notes are the Company's senior unsecured obligations and rank: (i) senior in right of payment to the Company's existing and future indebtedness that is expressly subordinated in right of payment to the 2017 Convertible Notes; (ii) equal in right of payment to the Company's existing and future unsecured indebtedness that is not so subordinated; (iii) effectively subordinated in right of payment to any of the Company's secured indebtedness to the extent of the value of the assets securing such indebtedness; and (iv) structurally subordinated to all existing and future indebtedness and obligations incurred by the Company's subsidiaries including guarantees of the Company's obligations by such subsidiaries.

Certain events are considered events of default and may result in the acceleration of the maturity of the 2017 Convertible Notes including, but not limited to: default in the payment of principal or interest when it becomes due and payable; failure to comply with an obligation to convert the 2017 Convertible Notes; not timely reporting a fundamental change; events of bankruptcy; and non-compliance with other provisions and covenants and other forms of indebtedness for borrowed money. If an event of default occurs, the aggregate principal amount and accrued and unpaid interest may become due and payable immediately.

Senior Notes due 2013

On October 10, 2003, the Company completed the offering and sale of $500 million aggregate principal amount of Senior Notes due 2013 (the "2013 Notes"), which was made pursuant to the Company's shelf registration statement on Form S-3 effective September 19, 2003. Interest on the 2013 Notes will accrue at the rate of 7.25% per annum and is payable semiannually. The 2013 Notes are not redeemable at the Company's option or repayable at the option of any holder prior to maturity. The 2013 Notes are unsecured and unsubordinated obligations, and rank equally with all of the Company's other unsecured and unsubordinated indebtedness.

On March 10, 2010, the Company accepted for purchase $200 million aggregate principal amount of the 2013 Notes pursuant to the terms of a tender offer that commenced on February 3, 2010. Holders who validly tendered their 2013 Notes received cash equal to approximately 95% of the principal amount of the 2013 Notes accepted in the tender offer plus accrued and unpaid interest.

The repurchase of the 2013 Notes resulted in a gain on early debt extinguishment of approximately $9 million, reported in Loss on early extinguishment of debt, net in the Consolidated Statement of Operations for the year ended December 31, 2010. The gain was a result of the principal repayment of approximately $190 million being less than the carrying value of the repurchased debt of $200 million. As of December 31, 2010, $300 million of the 2013 Notes remain outstanding.

Repurchase of Senior Secured Notes due 2017

On February 24, 2010, the Company entered into an agreement with affiliates of Kohlberg, Kravis, Roberts & Co. L.P. ("KKR") to repurchase all $300 million aggregate principal amount of the Company's 10.5% Senior Secured Notes due 2017 previously issued to KKR (the "KKR Notes").

On March 5, 2010, the Company completed the repurchase of the KKR Notes. KKR received cash equal to 100% of the principal amount plus accrued and unpaid interest. The repurchase of the KKR Notes resulted in a loss on early debt extinguishment of $111 million, which was reported in Loss on early extinguishment of debt, net in the Consolidated Statement of Operations for the year ended December 31, 2010. This loss was primarily the result of the principal repayment of $300 million exceeding the carrying value of the KKR Notes of approximately $195 million as of the repurchase date.

Amended Credit Agreement

On March 31, 2009, the Company and its subsidiary, Kodak Canada Inc. (together, the "Borrowers"), together with the Company's U.S. subsidiaries as guarantors (the "Guarantors"), entered into an Amended and Restated Credit Agreement, with the named lenders (the "Lenders") and Citicorp USA, Inc. as agent, in order to amend and extend its Credit Agreement dated as of October 18, 2005 (the "Secured Credit Agreement").

On September 17, 2009, the Borrowers, together with the Guarantors, further amended the Amended and Restated Credit Agreement with the Lenders and Citicorp USA, Inc. as agent, in order to allow collateral under this agreement to be pledged on a second-lien basis and for the Company to issue $700 million in aggregate principal amount of debt, the net proceeds of which were used to repurchase its then existing $575 million Convertible Senior Notes due 2033 as well as for other general corporate purposes. The Amended and Restated Credit Agreement and Amendment No. 1 to the Amended and Restated Credit Agreement dated September 17, 2009 are collectively hereinafter referred to as the "Amended Credit Agreement."

On February 10, 2010, the Borrowers, together with the Guarantors, agreed to amend the Amended Credit Agreement with the named lenders and Citicorp, USA, Inc., as agent, in order to allow the Company to incur additional permitted senior debt of up to $200 million aggregate principal amount, and debt that refinances existing debt and permitted senior debt so long as the refinancing debt meets certain requirements. In connection with the amendment, the Company reduced the commitments of its non-extending lenders by approximately $125 million. This change did not reduce the maximum borrowing availability of up to $500 million under the Amended Credit Agreement at that time. On October 18, 2010, the non-extending lender commitments expired capping the Company's borrowing limit to the $410 million of extending lender commitments as of that date. The Company may add additional lender commitments to the Amended Credit Agreement up to the maximum borrowing availability of $500 million. The termination date of the Amended Credit Agreement is March 31, 2012.

Advances under the Amended Credit Agreement are available based on the Borrowers' respective borrowing base from time to time. The borrowing base is calculated based on designated percentages of eligible accounts receivable, inventory, machinery and equipment and, once mortgages are recorded, certain real property, subject to applicable reserves. As of December 31, 2010, based on this borrowing base calculation and after deducting the face amount of letters of credit outstanding of $122 million and $90 million of collateral to secure other banking arrangements, the Company had $192 million available to borrow under the Amended Credit Agreement.

The Amended Credit Agreement provides that advances made from time to time will bear interest at applicable margins over the Base Rate, as defined, or the Eurodollar Rate. The Company pays, on a quarterly basis, an annual fee ranging from 0.50% to 1.00% to the Lenders based on the unused commitments.

Under the terms of the Amended Credit Agreement, the Company has agreed to certain affirmative and negative covenants customary in similar asset-based lending facilities. In the event the Company's excess availability under the borrowing base formula under the Amended Credit Agreement falls below $100 million for three consecutive business days, among other things, the Company must maintain a fixed charge coverage ratio of not less than 1.1 to 1.0 until the excess availability is greater than $100 million for 30 consecutive days. For the year ended December 31, 2010, excess availability was greater than $100 million. The Company is also required to maintain cash and cash equivalents in the U.S. of at least $250 million. The negative covenants limit, under certain circumstances, among other things, the Company's ability to incur additional debt or liens, make certain investments, make shareholder distributions or prepay debt, except as permitted under the terms of the Amended Credit Agreement. The Company was in compliance with all covenants under the Amended Credit Agreement as of December 31, 2010.

The Amended Credit Agreement contains customary events of default, including without limitation, payment defaults (subject to grace and cure periods in certain circumstances), breach of representations and warranties, breach of covenants (subject to grace and cure periods in certain circumstances), bankruptcy events, ERISA events, cross defaults to certain other indebtedness, certain judgment defaults and change of control. If an event of default occurs and is continuing, the Lenders may decline to provide additional advances, impose a default rate of interest, declare all amounts outstanding under the Amended Credit Agreement immediately due and payable, and require cash collateralization or similar arrangements for outstanding letters of credit.

The obligations of the Borrowers are secured by liens on substantially all of their non-real estate assets and by a pledge of 65% of the stock of certain of the Company's material non-U.S. subsidiaries, pursuant to Amended and Restated U.S. and Canadian Security Agreements. In addition, the Company may mortgage certain U.S. real property for inclusion in the borrowing base for advances under the Amended Credit Agreement. The security interests are limited to the extent necessary so that they do not trigger the cross-collateralization requirements under the Company's indenture with Bank of New York as trustee, dated as of January 1, 1988, as amended by various supplemental indentures.

As of December 31, 2010, the Company had no debt for borrowed money outstanding under the Amended Credit Agreement, but had outstanding letters of credit under the Amended Credit Agreement of $122 million. In addition to these letters of credit, there were bank guarantees and letters of credit of $18 million and surety bonds of $23 million outstanding under other banking arrangements primarily to ensure payment of possible casualty and workers' compensation claims, environmental liabilities, legal contingencies, rental payments, and to support various customs and trade activities.

In addition to the Amended Credit Agreement, the Company has other committed and uncommitted lines of credit as of December 31, 2010 totaling $19 million and $131 million, respectively. These lines primarily support operational and borrowing needs of the Company's subsidiaries, which include term loans, overdraft coverage, revolving credit lines, letters of credit, bank guarantees and vendor financing programs. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions. As of December 31, 2010, usage under these lines was approximately $51 million all of which were supporting non-debt related obligations.

NOTE 9: OTHER LONG-TERM LIABILITIES

(in millions)	As of December 31, 2010	As of December 31, 2009
Non-current tax-related liabilities	$ 160	$ 477
Environmental liabilities	103	102
Asset retirement obligations	57	62
Deferred compensation	29	39
Other	276	325
Total	$ 625	$ 1,005

The Other component above consists of other miscellaneous long-term liabilities that, individually, were less than 5% of the total liabilities component in the accompanying Consolidated Statement of Financial Position, and therefore, have been aggregated in accordance with Regulation S-X.

NOTE 10: COMMITMENTS AND CONTINGENCIES

Environmental

Cash expenditures for pollution prevention and waste treatment for the Company's current facilities were as follows:

(in millions)	For the Year Ended December 31, 2010	2009	2008
Recurring costs for pollution prevention and waste treatment	$ 34	$ 37	$ 48
Capital expenditures for pollution prevention and waste treatment	1	3	2
Site remediation costs	2	2	3
Total	$ 37	$ 42	$ 53

Environmental expenditures that relate to an existing condition caused by past operations and that do not provide future benefits are expensed as incurred. Costs that are capital in nature and that provide future benefits are capitalized. Liabilities are recorded when environmental assessments are made or the requirement for remedial efforts is probable, and the costs can be reasonably estimated. The timing of accruing for these remediation liabilities is generally no later than the completion of feasibility studies. The Company has an ongoing monitoring and identification process to assess how the activities, with respect to the known exposures, are progressing against the accrued cost estimates, as well as to identify other potential remediation sites that are presently unknown.

At December 31, 2010 and 2009, the Company's undiscounted accrued liabilities for environmental remediation costs amounted to $103 million and $102 million, respectively. These amounts were reported in Other long-term liabilities in the accompanying Consolidated Statement of Financial Position.

The Company is currently implementing a Corrective Action Program required by the Resource Conservation and Recovery Act ("RCRA") at Eastman Business Park (formerly known as Kodak Park) in Rochester, NY. The Company is currently in the process of completing, and in many cases has completed, RCRA Facility Investigations ("RFI"), Corrective Measures Studies (CMS) and Corrective Measures Implementation ("CMI") for areas at the site. At December 31, 2010, estimated future investigation and remediation costs of $53 million were accrued for this site, the majority of which relates to long-term operation, maintenance of remediation systems and monitoring costs.

In addition, the Company has accrued for obligations with estimated future investigation, remediation and monitoring costs of $11 million relating to other operating sites, $20 million at sites associated with former operations, and $19 million of retained obligations for environmental remediation and Superfund matters related to certain sites associated with the non-imaging health businesses sold in 1994.

Cash expenditures for the aforementioned investigation, remediation and monitoring activities are expected to be incurred over the next twenty-five to thirty years for most of the sites. For these known environmental liabilities, the accrual reflects the Company's best estimate of the amount it will incur under the agreed-upon or proposed work plans. The Company's cost estimates were determined using the ASTM Standard E 2137-06, "Standard Guide for Estimating Monetary Costs and Liabilities for Environmental Matters," and have not been reduced by possible recoveries from third parties. The overall method includes the use of a probabilistic model which forecasts a range of cost estimates for the remediation required at individual sites. The projects are closely monitored and the models are reviewed as significant events occur or at least once per year. The Company's estimate includes investigations, equipment and operating costs for remediation and long-term monitoring of the sites.

The Company is presently designated as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (the "Superfund Law"), or under similar state laws, for environmental assessment and cleanup costs as the result of the Company's alleged arrangements for disposal of hazardous substances at eight Superfund sites. With respect to each of these sites, the Company's liability is minimal. In addition, the Company has been identified as a PRP in connection with the non-imaging health businesses in two active Superfund sites. Numerous other PRPs have also been designated at these sites. Although the law imposes joint and several liability on PRPs, the Company's historical experience demonstrates that these costs are shared with other PRPs. Settlements and costs paid by the Company in Superfund matters to date have not been material.

The Company has been named as third-party defendant (along with approximately 200 other entities) in an action initially brought by the New Jersey Department of Environmental Protection (NJDEP) in the Supreme Court of New Jersey, Essex County against Occidental Chemical corporation and several other companies that are successors in interest to Diamond Shamrock Corporation. The NJDEP seeks recovery of all costs associated with the investigation, removal, cleanup and damage to natural resources occasioned by Diamond Shamrock's disposal of various forms of chemicals in the Passaic River. The damages are alleged to potentially range "from hundreds of millions to several billions of dollars." Pursuant to New Jersey's Court Rules, the defendants were required to identify all other parties which could be subject to permissive joinder in the litigation based on common questions of law or fact. Third-party complaints seeking contribution from more than 200 entities, which have been identified as potentially contributing to the contamination in the Passaic, were filed on February 5, 2009. Based on currently available information, the Company is unable to determine the likelihood or reasonably estimate a range of loss pertaining to this matter at this time.

Uncertainties associated with environmental remediation contingencies are pervasive and often result in wide ranges of outcomes. Estimates developed in the early stages of remediation can vary significantly. A finite estimate of costs does not normally become fixed and determinable at a specific time. Rather, the costs associated with environmental remediation become estimable over a continuum of events and activities that help to frame and define a liability, and the Company continually updates its cost estimates. The Company has an ongoing monitoring and identification process to assess how the activities, with respect to the known exposures, are progressing against the accrued cost estimates, as well as to identify other potential remediation issues.

Estimates of the amount and timing of future costs of environmental remediation requirements are by their nature imprecise because of the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the identification of presently unknown remediation sites and the allocation of costs among the potentially responsible parties. Based on information presently available, the Company does not believe it is reasonably possible that losses for known exposures could exceed current accruals by material amounts, although costs could be material to a particular quarter or year, with the possible exception of matters related to the Passaic River, which are described above.

A Consent Decree was signed in 1994 in settlement of a civil complaint brought by the U.S. Environmental Protection Agency ("EPA") and the U.S. Department of Justice. In connection with the Consent Decree, the Company performed various activities, and submitted a certification stating that it has completed the requirements of the Consent Decree. The Company received an acknowledgement of completion from the EPA on February 5, 2010, and the Consent Decree was terminated by the court overseeing this matter on October 26, 2010.

Asset Retirement Obligations

As of December 31, 2010 and 2009, the Company has recorded approximately $57 million and $62 million, respectively, of asset retirement obligations within Other long-term liabilities in the accompanying Consolidated Statement of Financial Position. The Company's asset retirement obligations primarily relate to asbestos contained in buildings that the Company owns. In many of the countries in which the Company operates, environmental regulations exist that require the Company to handle and dispose of asbestos in a special manner if a building undergoes major renovations or is demolished. Otherwise, the Company is not required to remove the asbestos from its buildings. The Company records a liability equal to the estimated fair value of its obligation to perform asset retirement activities related to the asbestos, computed using an expected present value technique, when sufficient information exists to calculate the fair value. The Company does not have a liability recorded related to every building that contains asbestos because the Company cannot estimate the fair value of its obligation for certain buildings due to a lack of sufficient information about the range of time over which the obligation may be settled through demolition, renovation or sale of the building.

The following table provides asset retirement obligation activity:

	For the Year Ended December 31,		
(in millions)	2010	2009	2008
Asset retirement obligations as of January 1	$ 62	$ 67	$ 64
Liabilities incurred in the current period	-	4	9
Liabilities settled in the current period	(8)	(13)	(9)
Accretion expense	3	3	3
Other	-	1	-
Asset retirement obligations as of December 31	$ 57	$ 62	$ 67

Other Commitments and Contingencies

The Company has entered into noncancelable agreements with several companies, which provide Kodak with products and services to be used in its normal operations. These agreements are related to raw materials, supplies, production and administrative services, as well as marketing and advertising. The terms of these agreements cover the next one to eleven years. The minimum payments for obligations under these agreements are approximately $340 million in 2011, $271 million in 2012, $40 million in 2013, $18 million in 2014, $16 million in 2015 and $32 million in 2016 and thereafter.

Rental expense, net of minor sublease income, amounted to $96 million, $108 million, and $117 million in 2010, 2009, and 2008, respectively. The approximate amounts of noncancelable lease commitments with terms of more than one year, principally for the rental of real property, reduced by minor sublease income, are $75 million in 2011, $66 million in 2012, $45 million in 2013, $27 million in 2014, $21 million in 2015 and $58 million in 2016 and thereafter.

In December 2003, the Company sold a property in France for approximately $65 million, net of direct selling costs, and then leased back a portion of this property for a nine-year term. The entire gain on the property sale of approximately $57 million was deferred and no gain was recognizable upon the closing of the sale as the Company's continuing involvement in the property is deemed to be significant. As a result, the Company is accounting for the transaction as a financing transaction. Future minimum lease payments under this noncancelable lease commitment are approximately $5 million per year for 2010 through 2012.

The Company's Brazilian operations are involved in governmental assessments of indirect and other taxes in various stages of litigation, primarily related to federal and state value-added taxes. The Company is disputing these matters and intends to vigorously defend its position. Based on the opinion of legal counsel and current reserves already recorded for those matters deemed probable of loss, management does not believe that the ultimate resolution of these matters will materially impact the Company's results of operations or financial position. The Company routinely assesses all these matters as to the probability of ultimately incurring a liability in its Brazilian operations and records its best estimate of the ultimate loss in situations where it assesses the likelihood of loss as probable. As of December 31, 2010, the unreserved portion of these contingencies, inclusive of any related interest and penalties, for which there was at least a reasonable possibility that a loss may be incurred, amounted to approximately $69 million.

In 2008, the Company recorded a contingency accrual of approximately $21 million related to employment litigation matters in the U.S. The employment litigation matters related to a number of cases, which had similar fact patterns related to legacy equal employment opportunity issues. On April 27, 2009, the plaintiffs filed an unopposed motion for preliminary approval of a settlement in this action pursuant to which the Company established a settlement fund in the amount of $21 million that will be used for payments to plaintiffs and class members, as well as attorney's fees, litigation costs, and claims administration costs. The settlement has been approved by the court, and as of January 2011, all amounts related to these matters have been paid.

The Company and its subsidiaries are involved in various lawsuits, claims, investigations and proceedings, including commercial, customs, employment, environmental, and health and safety matters, which are being handled and defended in the ordinary course of business. In addition, the Company is subject to various assertions, claims, proceedings and requests for indemnification concerning intellectual property, including patent infringement suits involving technologies that are incorporated in a broad spectrum of the Company's products. These matters are in various stages of investigation and litigation and are being vigorously defended. Although the Company does not expect that the outcome in any of these matters, individually or collectively, will have a material adverse effect on its financial condition or results of operations, litigation is inherently unpredictable. Therefore, judgments could be rendered or settlements entered that could adversely affect the Company's operating results or cash flow in a particular period. The Company routinely assesses all its litigation and threatened litigation as to the probability of ultimately incurring a liability, and records its best estimate of the ultimate loss in situations where it assesses the likelihood of loss as probable.

NOTE 11: GUARANTEES

The Company guarantees debt and other obligations of certain customers. The debt and other obligations are primarily due to banks and leasing companies in connection with financing of customers' purchases of equipment and product from the Company. At December 31, 2010, the maximum potential amount of future payments (undiscounted) that the Company could be required to make under these customer-related guarantees was $47 million. At December 31, 2010, the carrying amount of any liability related to these customer guarantees was not material.

The customer financing agreements and related guarantees, which mature between 2011 and 2016, typically have a term of 90 days for product and short-term equipment financing arrangements, and up to five years for long-term equipment financing arrangements. These guarantees would require payment from the Company only in the event of default on payment by the respective debtor. In some cases, particularly for guarantees related to equipment financing, the Company has collateral or recourse provisions to recover and sell the equipment to reduce any losses that might be incurred in connection with the guarantees. However, any proceeds received from the liquidation of these assets may not cover the maximum potential loss under these guarantees.

Eastman Kodak Company ("EKC") also guarantees potential indebtedness to banks and other third parties for some of its consolidated subsidiaries. The maximum amount guaranteed is $261 million, and the outstanding amount for those guarantees is $238 million with $109 million recorded within the Short-term borrowings and current portion of long-term debt, and Long-term debt, net of current portion components in the accompanying Consolidated Statement of Financial Position. These guarantees expire in 2010 through 2019. Pursuant to the terms of the Company's Amended Credit Agreement, obligations of the Borrowers to the Lenders under the Amended Credit Agreement, as well as secured agreements in an amount not to exceed $100 million, are guaranteed by the Company and the Company's U.S. subsidiaries and included in the above amounts. These secured agreements totaled $90 million as of December 31, 2010.

During the fourth quarter of 2007, EKC issued a guarantee to Kodak Limited (the "Subsidiary") and the Trustees (the "Trustees") of the Kodak Pension Plan of the United Kingdom (the "Plan"). Under that arrangement, EKC guaranteed to the Subsidiary and the Trustees the ability of the Subsidiary, only to the extent it becomes necessary to do so, to (1) make contributions to the Plan to ensure sufficient assets exist to make plan benefit payments, and (2) make contributions to the Plan such that it will achieve full funded status by the funding valuation for the period ending December 31, 2015. On October 12, 2010, the 2007 guarantee was replaced by a new guarantee from EKC to the Subsidiary and the Trustees. The new guarantee continues to guarantee the Subsidiary's ability to make contributions as set forth in the 2007 guarantee but extends the full funding date to December 31, 2022. The new guarantee expires (a) upon the conclusion of the funding valuation for the period ending December 31, 2022 if the Plan achieves full funded status or on payment of the balance if the Plan is underfunded by no more than 60 million British pounds by that date, (b) earlier in the event that the Plan achieves full funded status for two consecutive funding valuation cycles which are typically performed at least every three years, or (c) June 30, 2024 on payment of the balance in the event that the Plan is underfunded by more than 60 million British pounds upon conclusion of the funding valuation for the period ending December 31, 2022. The amount of potential future contributions is dependent on the funding status of the Plan as it fluctuates over the term of the guarantee and the United Kingdom Pension Regulator's approval of a funding plan agreed to by the Subsidiary and the Trustees to close the funding gap identified by the Plan's most recent local statutory funding valuation agreed to in March 2009. The funded status of the Plan (calculated in accordance with U.S. GAAP) is included in Pension and other postretirement liabilities presented in the Consolidated Statement of Financial Position.

Indemnifications

The Company issues indemnifications in certain instances when it sells businesses and real estate, and in the ordinary course of business with its customers, suppliers, service providers and business partners. Further, the Company indemnifies its directors and officers who are, or were, serving at the Company's request in such capacities. Historically, costs incurred to settle claims related to these indemnifications have not been material to the Company's financial position, results of operations or cash flows. Additionally, the fair value of the indemnifications that the Company issued during the year ended December 31, 2010 was not material to the Company's financial position, results of operations or cash flows.

Warranty Costs

The Company has warranty obligations in connection with the sale of its products and equipment. The original warranty period is generally one year or less. The costs incurred to provide for these warranty obligations are estimated and recorded as an accrued liability at the time of sale. The Company estimates its warranty cost at the point of sale for a given product based on historical failure rates and related costs to repair. The change in the Company's accrued warranty obligations balance, which is reflected in Other current liabilities in the accompanying Consolidated Statement of Financial Position, was as follows:

(in millions)	
Accrued warranty obligations as of December 31, 2008	$ 65
Actual warranty experience during 2009	(92)
2009 warranty provisions	88
Accrued warranty obligations as of December 31, 2009	$ 61
Actual warranty experience during 2010	(72)
2010 warranty provisions	54
Accrued warranty obligations as of December 31, 2010	$ 43

The Company also offers its customers extended warranty arrangements that are generally one year, but may range from three months to three years after the original warranty period. The Company provides repair services and routine maintenance under these arrangements. The Company has not separated the extended warranty revenues and costs from the routine maintenance service revenues and costs, as it is not practicable to do so. Therefore, these revenues and costs have been aggregated in the discussion that follows. The change in the Company's deferred revenue balance in relation to these extended warranty and maintenance arrangements, which is reflected in Other current liabilities in the accompanying Consolidated Statement of Financial Position, was as follows:

(in millions)	
Deferred revenue as of December 31, 2008	$ 153
New extended warranty and maintenance arrangements in 2009	413
Recognition of extended warranty and maintenance arrangement revenue in 2009	(436)
Deferred revenue as of December 31, 2009	$ 130
New extended warranty and maintenance arrangements in 2010	438
Recognition of extended warranty and maintenance arrangement revenue in 2010	(438)
Deferred revenue as of December 31, 2010	$ 130

Costs incurred under these extended warranty and maintenance arrangements for the years ended December 31, 2010 and 2009 amounted to $172 million and $193 million, respectively.

NOTE 12: FINANCIAL INSTRUMENTS

The following table presents the carrying amounts, estimated fair values, and location in the Consolidated Statement of Financial Position for the Company's financial instruments:

(in millions)		Assets			
		December 31, 2010		December 31, 2009	
	Balance Sheet Location	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Marketable securities:					
Available-for-sale (1)	Other current assets and Other long-term assets	$ 10	$ 10	$ 7	$ 7
Held-to-maturity (2)	Other current assets and Other long-term assets	8	8	8	9
Derivatives designated as hedging instruments:					
Commodity contracts (1)	Receivables, net	2	2	1	1
Derivatives not designated as hedging instruments:					
Foreign exchange contracts (1)	Receivables, net	11	11	7	7
Foreign exchange contracts (1)	Other long-term assets	1	1	-	-

(in millions)		Liabilities			
		December 31, 2010		December 31, 2009	
	Balance Sheet Location	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term borrowings, net of current portion (2)	Long-term debt, net of current portion	$ 1,195	$ 1,242	$ 1,129	$ 1,142
Derivatives not designated as hedging instruments:					
Foreign exchange contracts (1)	Other current liabilities	8	8	11	11
Foreign exchange contracts (1)	Other long-term liabilities	-	-	6	6

(1) Recorded at fair value.

(2) Recorded at historical cost.

Long-term debt is generally used to finance long-term investments, while short-term borrowings (excluding the current portion of long-term debt) are used to meet working capital requirements. The carrying value of the current portion of long-term debt, which is not shown in the table above, approximates its fair value as of December 31, 2010 and 2009. The Company does not utilize financial instruments for trading or other speculative purposes.

Fair Value

The fair values of marketable securities are determined using quoted prices in active markets for identical assets (Level 1 fair value measurements). Fair values of the Company's forward contracts are determined using other observable inputs (Level 2 fair value measurements), and are based on the present value of expected future cash flows (an income approach valuation technique) considering the risks involved and using discount rates appropriate for the duration of the contracts. Transfers between levels of the fair value hierarchy are recognized based on the actual date of the event or change in circumstances that caused the transfer. There were no transfers between levels of the fair value hierarchy during the year 2010.

Fair values of long-term borrowings are determined by reference to quoted market prices, if available, or by pricing models based on the value of related cash flows discounted at current market interest rates. The carrying values of cash and cash equivalents, trade receivables, short-term borrowings and payables (which are not shown in the table above) approximate their fair values.

Foreign Exchange

Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in Other income (charges), net in the accompanying Consolidated Statement of Operations. The net effects of foreign currency transactions, including changes in the fair value of foreign exchange contracts, are shown below:

(in millions)	For the Year Ended December 31,		
	2010	2009	2008
Net gain (loss)	$ (5)	$ (2)	$ 7

Derivative Financial Instruments

The Company, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates, commodity prices, and interest rates, which may adversely affect its results of operations and financial position. The Company manages such exposures, in part, with derivative financial instruments.

Foreign currency forward contracts are used to mitigate currency risk related to foreign currency denominated assets and liabilities, especially those of the Company's International Treasury Center. Silver forward contracts are used to mitigate the Company's risk to fluctuating silver prices. The Company's exposure to changes in interest rates results from its investing and borrowing activities used to meet its liquidity needs.

The Company's financial instrument counterparties are high-quality investment or commercial banks with significant experience with such instruments. The Company manages exposure to counterparty credit risk by requiring specific minimum credit standards and diversification of counterparties. The Company has procedures to monitor the credit exposure amounts. The maximum credit exposure at December 31, 2010 was not significant to the Company.

In the event of a default under the Company's Amended Credit Agreement, or a default under any derivative contract or similar obligation of the Company, the derivative counterparties would have the right, although not the obligation, to require immediate settlement of some or all open derivative contracts at their then-current fair value, but with liability positions netted against asset positions with the same counterparty. At December 31, 2010 and 2009, the Company had open derivative contracts in liability positions with a total fair value of $8 million and $17 million, respectively.

The location and amounts of gains and losses related to derivatives reported in the Consolidated Statement of Operations are shown in the following tables:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in OCI on Derivative (Effective Portion)			Gain (Loss) Reclassified from Accumulated OCI Into Cost of Goods Sold (Effective Portion)			Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)		
(in millions)	For the Year Ended December 31,			For the Year Ended December 31,			For the Year Ended December 31,		
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Commodity contracts	$ 6	$ 12	$ (16)	$ 10	$ 7	$ 8	$ -	$ -	$ -
Foreign exchange contracts	(2)	-	-	(2)	(2)	-	-	-	-

Derivatives Not Designated as Hedging Instruments	Location of Gain or (Loss) Recognized in Income on Derivative	Gain (Loss) Recognized in Income on Derivative		
(in millions)		For the Year Ended December 31,		
		2010	2009	2008
Foreign exchange contracts	Other income (charges), net	$ 32	$ 29	$ (75)

Foreign Currency Forward Contracts

Certain of the Company's foreign currency forward contracts used to mitigate currency risk related to existing foreign currency denominated assets and liabilities are not designated as hedges, and are marked to market through net (loss) earnings at the same time that the exposed assets and liabilities are remeasured through net (loss) earnings (both in Other income (charges), net). The notional amount of such contracts open at December 31, 2010 was approximately $1,281 million. The majority of the contracts of this type held by the Company are denominated in euros, British pounds and Hong Kong dollars.

A subsidiary of the Company entered into intercompany foreign currency forward contracts that were designated as cash flow hedges of exchange rate risk related to forecasted foreign currency denominated intercompany sales. By December 31, 2010, all such contracts had been dedesignated as hedges according to the hedge strategy and there were no related amounts remaining in accumulated other comprehensive (loss) income. During 2010, a gain of $1 million was reclassified into cost of sales. Hedge ineffectiveness was insignificant. The fair value of the remaining open contracts as of December 31, 2010 was a net gain of less than $1 million and the notional amount was $3 million.

A subsidiary of the Company entered into intercompany foreign currency forward contracts that were designated as cash flow hedges of exchange rate risk related to forecasted foreign currency denominated purchases. By December 31, 2010, all such contracts had been dedesignated as hedges according to the hedge strategy and there were no related amounts remaining in accumulated other comprehensive (loss) income. During 2010, a loss of $3 million was reclassified into cost of sales. Hedge ineffectiveness was insignificant. The fair value of the remaining open contracts as of December 31, 2010 was a net loss of less than $1 million and the notional amount was $6 million.

Silver Forward Contracts

The Company enters into silver forward contracts that are designated as cash flow hedges of commodity price risk related to forecasted purchases of silver. The value of the notional amounts of such contracts open at December 31, 2010 was $7 million. Hedge gains and losses related to these silver forward contracts are reclassified into cost of sales as the related silver-containing products are sold to third parties. These gains or losses transferred to cost of sales are generally offset by increased or decreased costs of silver purchased in the open market. The amount of existing gains and losses at December 31, 2010 to be reclassified into earnings within the next 12 months is a net gain of $2 million. At December 31, 2010, the Company had hedges of forecasted purchases through March 2011.

NOTE 13: OTHER OPERATING EXPENSES (INCOME), NET

(in millions)	For the Year Ended December 31, 2010	2009	2008
Expenses (income):			
Goodwill impairments (1)	$ 626	$ -	$ 785
Long-lived asset impairments	-	8	4
Gains related to the sales of assets and businesses (2)	(8)	(100)	(25)
Other	1	4	2
Total	$ 619	$ (88)	$ 766

(1) Refer to Note 5, "Goodwill and Other Intangible Assets," in the Notes to Financial Statements.

(2) In November 2009, the Company agreed to terminate its patent infringement litigation with LG Electronics, Inc., LG Electronics USA, Inc., and LG Electronics Mobilecomm USA, Inc., entered into a technology cross license agreement with LG Electronics, Inc. and agreed to sell assets of its OLED group to Global OLED Technology LLC, an entity established by LG Electronics, Inc., LG Display Co., Ltd. and LG Chem, Ltd. As the transactions were entered into in contemplation of one another, in order to reflect the asset sale separately from the licensing transaction, the total consideration was allocated between the asset sale and the licensing transaction based on the estimated fair value of the assets sold. Fair value of the assets sold was estimated using other competitive bids received by the Company. Accordingly, $100 million of the proceeds was allocated to the asset sale. The remaining gross proceeds of $414 million were allocated to the licensing transaction and reported in net sales of the CDG segment.

NOTE 14: OTHER INCOME (CHARGES), NET

(in millions)	For the Year Ended December 31, 2010	2009	2008
Income (charges):			
Interest income	$ 11	$ 12	$ 71
(Loss) gain on foreign exchange transactions	(5)	(2)	7
Support for an educational institution	-	-	(10)
Legal settlements	-	19	-
Gain on sale of investee	10	-	-
MUTEC equity method investment impairment	-	-	(4)
Other	10	1	(9)
Total	$ 26	$ 30	$ 55

NOTE 15: INCOME TAXES

The components of earnings (loss) from continuing operations before income taxes and the related provision (benefit) for U.S. and other income taxes were as follows:

(in millions)	For the Year Ended December 31, 2010	2009	2008
(Loss) earnings from continuing operations before income taxes:			
U.S.	$ (487)	$ (410)	$ (382)
Outside the U.S.	(74)	293	(492)
Total	$ (561)	$ (117)	$ (874)
U.S. income taxes:			
Current (benefit) provision	$ (2)	$ 8	$ (278)
Deferred provision (benefit)	2	(7)	15
Income taxes outside the U.S.:			
Current provision	192	113	72
Deferred (benefit) provision	(76)	-	38
State and other income taxes:			
Current (benefit) provision	(2)	(1)	7
Deferred provision (benefit)	-	2	(1)
Total provision (benefit)	$ 114	$ 115	$ (147)

The differences between income taxes computed using the U.S. federal income tax rate and the provision (benefit) for income taxes for continuing operations were as follows:

(in millions)	For the Year Ended December 31, 2010	2009	2008
Amount computed using the statutory rate	$ (196)	$ (41)	$ (306)
Increase (reduction) in taxes resulting from:			
State and other income taxes, net of federal	1	1	4
Impact of goodwill impairment	217	-	229
Operations outside the U.S.	140	45	31
Valuation allowance	(46)	117	146
Tax settlements and adjustments, including interest	3	(4)	(248)
Other, net	(5)	(3)	(3)
Provision (benefit) for income taxes	$ 114	$ 115	$ (147)

During the fourth quarter of 2010, based on additional positive evidence regarding past earnings and projected future taxable income from operating activities, the Company determined that it is more likely than not that a portion of the deferred tax assets outside the U.S. would be realized and accordingly, recorded a tax benefit of $154 million associated with the release of the valuation allowance on those deferred tax assets.

In June 2008, the Company received a tax refund from the U.S. Internal Revenue Service ("IRS") of $581 million. The refund is related to the audit of certain claims filed for tax years 1993-1998, and is composed of a refund of past federal income taxes paid of $306 million and $275 million of interest earned on the refund. The federal tax refund claim related primarily to a 1994 loss recognized on the Company's sale of stock of a subsidiary, Sterling Winthrop Inc., which was originally disallowed under IRS regulations in effect at that time. The IRS subsequently issued revised regulations that served as the basis for this refund.

The refund had a positive impact of $565 million on the Company's net earnings for the year ended December 31, 2008. Of the $565 million increase in net earnings, $295 million related to the 1994 sale of Sterling Winthrop Inc., which was reflected in earnings from discontinued operations, net of income taxes. The balance of $270 million, which represents interest, net of state income tax, was reflected in loss from continuing operations and is included in the "Tax settlements and adjustments, including interest" line item above. The difference between the cash refund received of $581 million and the positive net earnings impact of $565 million represented incremental state tax expense incurred and the release of an existing income tax receivable related to the refund.

Deferred Tax Assets and Liabilities

The significant components of deferred tax assets and liabilities were as follows:

(in millions)	As of December 31, 2010	2009
Deferred tax assets		
Pension and postretirement obligations	$ 809	$ 803
Restructuring programs	7	16
Foreign tax credit	477	350
Inventories	23	15
Investment tax credit	160	159
Employee deferred compensation	80	91
Depreciation	28	-
Research and development costs	184	146
Tax loss carryforwards	1,181	931
Other deferred revenue	-	32
Other	423	486
Total deferred tax assets	$ 3,372	$ 3,029
Deferred tax liabilities		
Depreciation	-	26
Leasing	47	51
Other deferred debt	15	-
Other	175	143
Total deferred tax liabilities	237	220
Net deferred tax assets before valuation allowance	3,135	2,809
Valuation allowance	2,335	2,092
Net deferred tax assets	$ 800	$ 717

Deferred tax assets (liabilities) are reported in the following components within the Consolidated Statement of Financial Position:

(in millions)	As of December 31, 2010	2009
Deferred income taxes (current)	$ 120	$ 121
Other long-term assets	695	607
Accrued income taxes	(7)	-
Other long-term liabilities	(8)	(11)
Net deferred tax assets	$ 800	$ 717

As of December 31, 2010, the Company had available domestic and foreign net operating loss carryforwards for income tax purposes of approximately $3,690 million, of which approximately $609 million have an indefinite carryforward period. The remaining $3,081 million expire between the years 2011 and 2030. Utilization of these net operating losses may be subject to limitations in the event of significant changes in stock ownership of the Company. As of December 31, 2010, the Company had unused foreign tax credits and investment tax credits of $477 million and $160 million, respectively, with various expiration dates through 2030.

The Company has been granted a tax holiday in certain jurisdictions in China. The Company is eligible for a 50% reduction of the income tax rate as a tax holiday incentive. The tax rate currently varies by jurisdiction, due to the tax holiday, and will be 25% in all jurisdictions within China in 2013.

Retained earnings of subsidiary companies outside the U.S. were approximately $2,398 million and $1,842 million as of December 31, 2010 and 2009, respectively. Deferred taxes have not been provided on such undistributed earnings, as it is the Company's policy to indefinitely reinvest its retained earnings. Further, it is not practicable to determine the related deferred tax liability. However, the Company periodically repatriates a portion of these earnings to the extent that it can do so tax-free, or at minimal cost.

The Company's valuation allowance as of December 31, 2010 was $2,335 million. Of this amount, $280 million was attributable to the Company's net deferred tax assets outside the U.S. of $849 million, and $2,055 million related to the Company's net deferred tax assets in the U.S. of $2,286 million, for which the Company believes it is not more likely than not that the assets will be realized. The net deferred tax assets in excess of the valuation allowance of $800 million relate primarily to net operating loss carryforwards, certain tax credits, and pension related tax benefits for which the Company believes it is more likely than not that the assets will be realized.

The valuation allowance as of December 31, 2009 was $2,092 million. Of this amount, $445 million was attributable to the Company's net deferred tax assets outside the U.S. of $910 million, and $1,647 million related to the Company's net deferred tax assets in the U.S. of $1,899 million, for which the Company believes it is not more likely than not that the assets will be realized. The net deferred tax assets in excess of the valuation allowance of $717 million related primarily to net operating loss carryforwards and certain tax credits for which the Company believes it is more likely than not that the assets will be realized.

Accounting for Uncertainty in Income Taxes

A reconciliation of the beginning and ending amount of the Company's liability for income taxes associated with unrecognized tax benefits is as follows:

(in millions)	2010	2009	2008
Balance as of January 1	**$ 256**	**$ 296**	**$ 303**
Tax positions related to the current year:			
Additions	1	10	54
Tax positions related to prior years:			
Additions	-	8	16
Reductions	(11)	(58)	(74)
Settlements with taxing authorities	-	-	(3)
Lapses in statutes of limitations	(1)	-	-
Balance as of December 31	**$ 245**	**$ 256**	**$ 296**

The Company's policy regarding interest and/or penalties related to income tax matters is to recognize such items as a component of income tax (benefit) expense. During the years ended December 31, 2010, 2009 and 2008, the Company recognized interest and penalties of approximately $5 million, $8 million and $10 million, respectively, in income tax (benefit) expense. Additionally, the Company had approximately $74 million and $69 million of interest and penalties associated with uncertain tax benefits accrued as of December 31, 2010 and 2009, respectively.

If the unrecognized tax benefits were recognized, they would favorably affect the effective income tax rate in the period recognized. The Company has classified certain income tax liabilities as current or noncurrent based on management's estimate of when these liabilities will be settled. These current liabilities are recorded in Accrued income and other taxes in the Consolidated Statement of Financial Position. Noncurrent income tax liabilities are recorded in Other long-term liabilities in the Consolidated Statement of Financial Position.

It is reasonably possible that the liability associated with the Company's unrecognized tax benefits will increase or decrease within the next twelve months. These changes may be the result of settling ongoing audits or the expiration of statutes of limitations. Such changes to the unrecognized tax benefits could range from $100 to $200 million based on current estimates. Audit outcomes and the timing of audit settlements are subject to significant uncertainty. Although management believes that adequate provision has been made for such issues, there is the possibility that the ultimate resolution of such issues could have an adverse effect on the earnings of the Company. Conversely, if these issues are resolved favorably in the future, the related provision would be reduced, thus having a positive impact on earnings. It is anticipated that audit settlements will be reached during 2011 that could have a significant earnings impact. Due to the uncertainty of amounts and in accordance with its accounting policies, the Company has not recorded any potential impact of these settlements.

The Company files numerous consolidated and separate income tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. The Company has substantially concluded all U.S. federal income tax matters for years through 2000. The Company's U.S. tax matters for the years 2001 through 2009 remain subject to examination by the IRS. Substantially all material state, local, and foreign income tax matters have been concluded for years through 2000. The Company's tax matters for the years 2001 through 2009 remain subject to examination by the respective state, local, and foreign tax jurisdiction authorities.

NOTE 16: RESTRUCTURING AND RATIONALIZATION LIABILITIES

The Company recognizes the need to continually rationalize its workforce and streamline its operations in the face of ongoing business and economic changes. Charges for restructuring and ongoing rationalization initiatives are recorded in the period in which the Company commits to a formalized restructuring or ongoing rationalization plan, or executes the specific actions contemplated by the plans and all criteria for liability recognition under the applicable accounting guidance have been met.

Restructuring and Ongoing Rationalization Reserve Activity

The activity in the accrued balances and the non-cash charges and credits incurred in relation to restructuring programs and ongoing rationalization activities during the three years ended December 31, 2010 were as follows:

(in millions)	Severance Reserve	Exit Costs Reserve	Long-lived Asset Impairments and Inventory Write-downs	Accelerated Depreciation	Total
Balance at December 31, 2007	$ 129	$ 35	$ -	$ -	$ 164
2008 charges - continuing operations (1)	122	14	16	6	158
2008 reversals - continuing operations	(6)	(3)	-	-	(9)
2008 cash payments/utilization (2)	(111)	(22)	(16)	(6)	(155)
2008 other adjustments & reclasses (3)	(25)	(3)	-	-	(28)
Balance at December 31, 2008	109	21	-	-	130
2009 charges - continuing operations (4)	193	27	16	22	258
2009 cash payments/utilization (5)	(154)	(23)	(16)	(22)	(215)
2009 other adjustments & reclasses (6)	(80)	2	-	-	(78)
Balance at December 31, 2009	68	27	-	-	95
2010 charges - continuing operations (7)	49	14	9	6	78
2010 cash payments/utilization (8)	(67)	(21)	(9)	(6)	(103)
2010 other adjustments & reclasses (9)	(28)	-	-	-	(28)
Balance at December 31, 2010 (10)	$ 22	$ 20	$ -	$ -	$ 42

(1) Severance reserve activity includes charges of $139 million, offset by net curtailment gains related to these actions of $17 million.

(2) During the year ended December 31, 2008, the Company made cash payments of approximately $143 million related to restructuring and rationalization. Of this amount, $133 million was paid out of restructuring liabilities, while $10 million was paid out of Pension and other postretirement liabilities.

(3) Includes $23 million of severance related charges for pension plan curtailments, settlements, and special termination benefits, which are reflected in Pension and other postretirement liabilities and Other long-term assets in the Consolidated Statement of Financial Position. The remaining amounts are primarily related to foreign currency translation adjustment.

(4) Severance reserve activity includes charges of $191 million, and net curtailment and settlement losses related to these actions of $2 million.

(5) During the year ended December 31, 2009, the Company made cash payments of approximately $177 million related to restructuring and rationalization, all of which was paid out of restructuring liabilities.

(6) Includes $84 million of severance related charges for pension plan curtailments, settlements, and special termination benefits, which are reflected in Pension and other postretirement liabilities and Other long-term assets in the Consolidated Statement of Financial Position, partially offset by foreign currency translation adjustments.

(7) Severance reserve activity includes charges of $49 million.

(8) During the year ended December 31, 2010, the Company made cash payments of approximately $88 million related to restructuring and rationalization, all of which was paid out of restructuring liabilities.

(9) Includes $28 million of severance related charges for pension plan curtailments, settlements, and special termination benefits, which are reflected in Pension and other postretirement liabilities and Other long-term assets in the Consolidated Statement of Financial Position.

(10) The Company expects to utilize the majority of the December 31, 2010 accrual balance in 2011.

2008 Activity

The Company recognizes the need to continually rationalize its workforce and streamline its operations to remain competitive in the face of an ever-changing business and economic climate. For 2008, these initiatives were referred to as ongoing rationalization activities.

The Company recorded $149 million of charges, net of reversals, including $6 million of charges for accelerated depreciation and $3 million of charges for inventory write-downs, which were reported in Cost of sales in the accompanying Consolidated Statement of Operations for the year ended December 31, 2008. The remaining costs incurred, net of reversals, of $140 million were reported as Restructuring costs, rationalization and other in the accompanying Consolidated Statement of Operations for the year ended December 31, 2008. The severance and exit costs reserves require the outlay of cash, while long-lived asset impairments, accelerated depreciation and inventory write-downs represent non-cash items.

The severance costs related to the elimination of approximately 2,350 positions, including approximately 375 photofinishing, 1,050 manufacturing, 175 research and development, and 750 administrative positions. The geographic composition of the positions eliminated includes approximately 1,450 in the United States and Canada, and 900 throughout the rest of the world.

The charges, net of reversals, of $149 million recorded in 2008 included $36 million applicable to the FPEG segment, $42 million applicable to the CDG segment, $49 million applicable to the GCG segment, and $22 million that was applicable to manufacturing, research and development, and administrative functions, which are shared across all segments.

As a result of these initiatives, severance payments were paid during periods through 2009 since, in many instances, the employees whose positions were eliminated can elect or are required to receive their payments over an extended period of time. In addition, certain exit costs, such as long-term lease payments, will continue to be paid over periods beyond 2009.

2009 Activity

On December 17, 2008, the Company committed to a plan to implement a targeted cost reduction program (the 2009 Program) to more appropriately size the organization as a result of economic conditions. The program involved rationalizing selling, administrative, research and development, supply chain and other business resources in certain areas and consolidating certain facilities.

The Company recorded $258 million of charges, including $22 million of charges for accelerated depreciation and $10 million of charges for inventory write-downs, which were reported in Cost of sales in the accompanying Consolidated Statement of Operations for the year ended December 31, 2009. The remaining costs incurred of $226 million were reported as Restructuring costs, rationalization and other in the accompanying Consolidated Statement of Operations for the year ended December 31, 2009. The severance and exit costs reserves require the outlay of cash, while long-lived asset impairments, accelerated depreciation and inventory write-downs represent non-cash items.

The severance costs related to the elimination of approximately 3,225 positions, including approximately 1,475 manufacturing, 750 research and development, and 1,000 administrative positions. The geographic composition of the positions eliminated includes approximately 1,950 in the United States and Canada, and 1,275 throughout the rest of the world.

The charges of $258 million recorded in 2009 included $69 million applicable to the FPEG segment, $34 million applicable to the CDG segment, $112 million applicable to the GCG segment, and $43 million that was applicable to manufacturing, research and development, and administrative functions, which are shared across all segments.

As a result of these initiatives, severance payments will be paid during periods through 2010 since, in many instances, the employees whose positions were eliminated can elect or are required to receive their payments over an extended period of time. In addition, certain exit costs, such as long-term lease payments, will be paid over periods throughout 2010 and beyond.

2010 Activity

The $78 million of charges for the year 2010 includes $6 million of charges for accelerated depreciation and $2 million for inventory write-downs, which were reported in Cost of sales in the accompanying Consolidated Statement of Operations. The remaining costs incurred of $70 million, including $49 million of severance costs, $14 million of exit costs, and $7 million of long-lived asset impairments, were reported as Restructuring costs, rationalization and other in the accompanying Consolidated Statement of Operations. The severance and exit costs reserves require the outlay of cash, while long-lived asset impairments, accelerated depreciation and inventory write-downs represent non-cash items.

The 2010 severance costs related to the elimination of approximately 800 positions, including approximately 550 manufacturing/service, 225 administrative, and 25 research and development positions. The geographic composition of these positions includes approximately 475 in the United States and Canada, and 325 throughout the rest of the world.

The charges of $78 million recorded in 2010 included $38 million applicable to FPEG, $15 million applicable to GCG, $3 million applicable to CDG, and $22 million that was applicable to manufacturing/service, research and development, and administrative functions, which are shared across all segments.

As a result of these initiatives, severance payments will be paid during periods through 2011 since, in many instances, the employees whose positions were eliminated can elect or are required to receive their payments over an extended period of time. In addition, certain exit costs, such as long-term lease payments, will be paid over periods throughout 2011 and beyond.

NOTE 17: RETIREMENT PLANS

Substantially all U.S. employees are covered by a noncontributory defined benefit plan, the Kodak Retirement Income Plan ("KRIP"), which is funded by Company contributions to an irrevocable trust fund. The funding policy for KRIP is to contribute amounts sufficient to meet minimum funding requirements as determined by employee benefit and tax laws plus any additional amounts the Company determines to be appropriate. Generally, benefits are based on a formula recognizing length of service and final average earnings. Assets in the trust fund are held for the sole benefit of participating employees and retirees. They are comprised of corporate equity and debt securities, U.S. government securities, partnership investments, interests in pooled funds, commodities, real estate, and various types of interest rate, foreign currency, debt, and equity market financial instruments.

In March 1999, the Company amended the KRIP to include a separate cash balance formula for all U.S. employees hired after February 1999. All U.S. employees hired prior to that date were granted the option to choose the traditional KRIP plan or the Cash Balance plan. Written elections were made by employees in 1999, and were effective January 1, 2000. The Cash Balance plan credits employees' accounts with an amount equal to 4% of their pay, plus interest based on the 30-year treasury bond rate. In addition, for employees participating in the Cash Balance plan and the Company's defined contribution plan, the Savings and Investment Plan ("SIP"), the Company matches dollar-for-dollar on the first 1% contributed to SIP and $.50 for each dollar on the next 4% contributed. Company contributions to SIP were $11 million and $13 million for 2010 and 2008, respectively. The Company suspended its matching contribution for 2009, but resumed it in 2010.

The Company also sponsors unfunded defined benefit plans for certain U.S. employees, primarily executives. The benefits of these plans are obtained by applying KRIP provisions to all compensation, including amounts being deferred, and without regard to the legislated qualified plan maximums, reduced by benefits under KRIP. Employees covered by the Cash Balance plan also receive an additional benefit equal to 3% of their annual pensionable earnings. The Company suspended this additional benefit for 2009, but resumed it in 2010.

Many subsidiaries and branches operating outside the U.S. have defined benefit retirement plans covering substantially all employees. Contributions by the Company for these plans are typically deposited under government or other fiduciary-type arrangements. Retirement benefits are generally based on contractual agreements that provide for benefit formulas using years of service and/or compensation prior to retirement. The actuarial assumptions used for these plans reflect the diverse economic environments within the various countries in which the Company operates.

The measurement date used to determine the pension obligation for all funded and unfunded U.S. and Non-U.S. defined benefit plans is December 31.

Information regarding the major funded and unfunded U.S. and Non-U.S. defined benefit plans follows:

(in millions)	2010		2009	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Change in Benefit Obligation				
Projected benefit obligation at January 1	$ 4,842	$ 3,527	$ 4,602	$ 2,958
Acquisitions/divestitures/other transfers	-	-	(1)	2
Service cost	48	14	52	14
Interest cost	263	177	293	178
Participant contributions	-	3	-	9
Plan amendments	-	45	-	3
Benefit payments	(511)	(218)	(663)	(235)
Actuarial loss	402	181	500	374
Curtailments	-	(5)	(19)	(3)
Settlements	-	(2)	-	(1)
Special termination benefits	27	1	78	5
Currency adjustments	-	(87)	-	223
Projected benefit obligation at December 31	$ 5,071	$ 3,636	$ 4,842	$ 3,527
Change in Plan Assets				
Fair value of plan assets at January 1	$ 4,758	$ 2,502	$ 5,098	$ 2,317
Acquisitions/divestitures	-	-	-	4
Actual gain on plan assets	592	320	292	151
Employer contributions	22	90	31	88
Participant contributions	-	3	-	9
Settlements	-	(2)	-	(1)
Benefit payments	(511)	(218)	(663)	(235)
Currency adjustments	-	(61)	-	169
Fair value of plan assets at December 31	$ 4,861	$ 2,634	$ 4,758	$ 2,502
Under Funded Status at December 31	$ (210)	$ (1,002)	$ (84)	$ (1,025)
Accumulated benefit obligation at December 31	$ 4,881	$ 3,545	$ 4,683	$ 3,436

As a result of a legislative change in November 2010, a French defined benefit pension plan was amended to reflect a change in the Social Security retirement age. The legislative change requires the minimum retirement age be extended up to 2 years, phasing in at a rate of 4 months per year until 2018. This amendment increased the projected benefit obligation in 2010 by $33 million, which is reflected in the plan amendments line in the table above.

Amounts recognized in the Consolidated Statement of Financial Position for all major funded and unfunded U.S. and Non-U.S. defined benefit plans were as follows:

(in millions)	As of December 31, 2010		2009	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Other long-term assets	$ 18	$ 21	$ 131	$ 15
Accounts payable and other current liabilities	(19)	-	(21)	-
Pension and other postretirement liabilities	(209)	(1,023)	(194)	(1,040)
Net amount recognized	$ (210)	$ (1,002)	$ (84)	$ (1,025)

Information with respect to the major funded and unfunded U.S. and Non-U.S. defined benefit plans with an accumulated benefit obligation in excess of plan assets follows:

(in millions)	As of December 31,			
	2010		2009	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Projected benefit obligation	$ 383	$ 3,210	$ 351	$ 2,660
Accumulated benefit obligation	378	3,124	349	2,594
Fair value of plan assets	154	2,187	136	1,631

Amounts recognized in Accumulated other comprehensive loss for all major funded and unfunded U.S. and Non-U.S. defined benefit plans consisted of:

(in millions)	As of December 31,			
	2010		2009	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Prior service cost (credit)	$ 7	$ 38	$ 8	$ (3)
Net actuarial loss	1,790	1,423	1,509	1,406
Total	$ 1,797	$ 1,461	$ 1,517	$ 1,403

Changes in plan assets and benefit obligations recognized in other comprehensive income (loss) during 2010 for all major funded and unfunded U.S. and Non-U.S. defined benefit plans follows:

(in millions)	2010		2009	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Newly established loss	$ 286	$ 71	$ 695	$ 429
Newly established prior service cost	-	42	-	2
Amortization of:				
Prior service cost	(1)	(1)	(2)	-
Net actuarial loss	(5)	(37)	(5)	(13)
Prior service cost recognized due to curtailment	-	1	(1)	-
Net curtailment gain not recognized in expense	-	-	(19)	(3)
Net loss recognized in expense due to settlements	-	(1)	-	(4)
Transfers	-	2	-	-
Total amount recognized in Other comprehensive loss	$ 280	$ 77	$ 668	$ 411

The actuarial loss and prior service cost estimated to be amortized from Accumulated other comprehensive loss into net periodic pension cost over the next year for all major plans is $122 million and $4 million, respectively.

Pension (income) expense from continuing operations for all defined benefit plans included:

(in millions)	For the Year Ended December 31, 2010		2009		2008	
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Major defined benefit plans:						
Service cost	$ 48	$ 14	$ 52	$ 14	$ 54	$ 19
Interest cost	263	177	293	178	307	215
Expected return on plan assets	(475)	(210)	(486)	(206)	(545)	(257)
Amortization of:						
Prior service cost	1	1	2	-	1	-
Actuarial loss	5	37	5	13	4	47
Pension (income) expense before special termination benefits, curtailments and settlements	(158)	19	(134)	(1)	(179)	24
Special termination benefits	27	1	78	5	36	4
Curtailment gains	-	(7)	-	(1)	(13)	(4)
Settlement losses	-	1	-	1	-	-
Net pension (income) expense for major defined benefit plans	(131)	14	(56)	4	(156)	24
Other plans including unfunded plans	-	11	-	6	-	11
Net pension (income) expense from continuing operations	$ (131)	$ 25	$ (56)	$ 10	$ (156)	$ 35

The special termination benefits of $28 million, $83 million, and $40 million for the years ended December 31, 2010, 2009, and 2008, respectively, were incurred as a result of the Company's restructuring actions and, therefore, have been included in Restructuring costs, rationalization and other in the Consolidated Statement of Operations for those respective periods. In addition, curtailment gains for the major funded and unfunded U.S. and Non-U.S. defined benefit plans totaling $14 million for 2008 were also incurred as a result of the Company's restructuring actions and, therefore, have been included in Restructuring costs, rationalization and other in the Consolidated Statement of Operations for those respective periods. There were no impacts of curtailments or settlements incurred as a result of the Company's restructuring actions in 2009 and 2010.

The weighted-average assumptions used to determine the benefit obligation amounts as of the end of the year for all major funded and unfunded U.S. and Non-U.S. defined benefit plans were as follows:

	As of December 31, 2010		2009	
	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	5.24%	4.92%	5.75%	5.40%

The weighted-average assumptions used to determine net pension (income) expense for all the major funded and unfunded U.S. and Non-U.S. defined benefit plans were as follows:

	For the Year Ended December 31, 2010		2009		2008	
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Discount rate	5.75%	5.17%	6.76%	5.90%	6.52%	5.75%
Salary increase rate	3.88%	3.87%	3.99%	3.45%	4.51%	3.93%
Expected long-term rate of return on plan assets	8.73%	7.76%	8.49%	7.30%	8.99%	7.74%

Plan Asset Investment Strategy

The investment strategy underlying the asset allocation for the pension assets is to achieve an optimal return on assets with an acceptable level of risk while providing for the long-term liabilities, and maintaining sufficient liquidity to pay current benefits and other cash obligations of the plans. This is primarily achieved by investing in a broad portfolio constructed of various asset classes including equity and equity-like investments, debt and debt-like investments, real estate, private equity and other assets and instruments. Long duration bonds are used to partially match the long-term nature of plan liabilities. Other investment objectives include maintaining broad diversification between and within asset classes and fund managers, and managing asset volatility relative to plan liabilities.

Every three years, or when market conditions have changed materially, each of the Company's major pension plans will undertake an asset allocation or asset and liability modeling study. The asset allocation and expected return on the plans' assets are individually set to provide for benefits and other cash obligations and within each country's legal investment constraints.

Actual allocations may vary from the target asset allocations due to market value fluctuations, the length of time it takes to implement changes in strategy, and the timing of cash contributions and cash requirements of the plans. The asset allocations are monitored, and are rebalanced in accordance with the policy set forth for each plan.

Of the total plan assets attributable to the major U.S. defined benefit plans at December 31, 2010 and 2009, 97% relate to KRIP. The expected long-term rate of return on plan assets assumption ("EROA") is based on a combination of formal asset and liability studies that include forward-looking return expectations given the current asset allocation. During 2009, an asset and liability study was completed and resulted in an 8.75% EROA for KRIP. A review of the EROA as of December 2010 based upon the current asset allocation and forward-looking expected returns for the various asset classes in which KRIP invests resulted in an EROA of 8.50%.

The annual expected return on plan assets for the major non-U.S. pension plans range from 3.64% to 8.75% for 2010. EROA assumptions for 2009 for those plans were based on their respective asset allocations as of the end of the year. As with the KRIP, the EROA assumptions for certain of the Company's other pension plans were reassessed as of December 2010. EROA assumptions for those plans were updated accordingly.

Plan Asset Risk Management

The Company evaluates its defined benefit plans' asset portfolios for the existence of significant concentrations of risk. Types of concentrations that are evaluated include, but are not limited to, investment concentrations in a single entity, type of industry, foreign country, and individual fund. As of December 31, 2010 and 2009, there were no significant concentrations (defined as greater than 10 percent of plan assets) of risk in the Company's defined benefit plan assets.

The Company's weighted-average asset allocations for its major U.S. defined benefit pension plans, by asset category, are as follows:

	As of December 31,		
Asset Category	**2010**	**2009**	**2010 Target**
Equity securities	20%	21%	18%-27%
Debt securities	45%	45%	41%-47%
Real estate	5%	6%	4%-10%
Cash	3%	2%	0%-3%
Other	27%	26%	24%-30%
Total	100%	100%	

The Company's weighted-average asset allocations for its major non-U.S. defined benefit pension plans, by asset category are as follows:

Asset Category	As of December 31, 2010	2009	2010 Target
Equity securities	19%	15%	12%-19%
Debt securities	43%	46%	44%-52%
Real estate	3%	4%	0%-9%
Cash	7%	4%	0%-6%
Other	28%	31%	27%-37%
Total	100%	100%	

The Other asset category in the tables above is primarily composed of private equity, venture capital, and other investments.

Fair Value Measurements

The Company's asset allocations by level within the fair value hierarchy at December 31, 2010 and 2009 are presented in the tables below for the Company's major defined benefit plans. The Company's plan assets were accounted for at fair value and are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value of assets and their placement within the fair value hierarchy levels.

Major U.S. Plans
December 31, 2010

(in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$ -	$ 126	$ -	$ 126
Equity Securities	436	534	19	989
Debt Securities:				
Government Bonds	-	749	-	749
Inflation-Linked Bonds	-	667	221	888
Investment Grade Bonds	-	409	-	409
Global High Yield & Emerging Market Debt	-	122	-	122
Other:				
Absolute Return	-	287	-	287
Real Estate	-	-	240	240
Private Equity	-	-	1,063	1,063
Derivatives with unrealized gains	7	7	-	14
Derivatives with unrealized losses	-	(26)	-	(26)
	$ 443	$ 2,875	$ 1,543	$ 4,861

Major U.S. Plans
December 31, 2009

(in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$ -	$ 82	$ -	$ 82
Equity Securities	260	732	7	999
Debt Securities:				
Government Bonds	-	799	-	799
Inflation-Linked Bonds	-	648	172	820
Investment Grade Bonds	-	370	-	370
Global High Yield & Emerging Market Debt	-	144	-	144
Other:				
Absolute Return	-	328	-	328
Real Estate	-	-	293	293
Private Equity	-	-	958	958
Insurance Contracts	-	2	-	2
Derivatives with unrealized gains	-	2	-	2
Derivatives with unrealized losses	(1)	(38)	-	(39)
	$ 259	$ 3,069	$ 1,430	$ 4,758

For the Company's major U.S. defined benefit pension plans, equity investments are invested broadly in U.S. equity, developed international equity, and emerging markets. Fixed income investments are comprised primarily of long duration U.S. Treasuries and global government bonds, as well as U.S. and emerging market companies' debt securities diversified by sector, geography, and through a wide range of market capitalizations. Real estate investments include investments in office, industrial, retail and apartment properties. Other investments include private equity, hedge funds and natural resource investments. Private equity investments are primarily comprised of limited partnerships and fund-of-fund investments that invest in distressed investments, venture capital, leveraged buyout and special situation funds. Natural resource investments in oil and gas partnerships and timber funds are also included in this category. Absolute return investments are comprised of hedge funds that use equity long-short strategies.

Major Non-U.S. Plans
December 31, 2010

(in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$ -	$ 173	$ -	$ 173
Equity securities	77	420	-	497
Debt securities:				
Government Bonds	-	413	-	413
Inflation-Linked Bonds	-	338	65	403
Investment Grade Bonds	-	111	-	111
Global High Yield & Emerging Market Debt	-	203	-	203
Other:				
Absolute Return	-	76	-	76
Real Estate	-	4	77	81
Private Equity	-	2	301	303
Insurance Contracts	-	378	-	378
Derivatives with unrealized gains	1	3	-	4
Derivatives with unrealized losses	-	(8)	-	(8)
	$ 78	$ 2,113	$ 443	$ 2,634

Major Non-U.S. Plans
December 31, 2009

(in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$ -	$ 98	$ -	$ 98
Equity securities	71	312	-	383
Debt securities:				
Government Bonds	-	526	-	526
Inflation-Linked Bonds	-	290	57	347
Investment Grade Bonds	-	107	-	107
Global High Yield & Emerging Market Debt	-	180	-	180
Other:				
Absolute Return	-	78	-	78
Real Estate	-	4	99	103
Private Equity	-	2	242	244
Insurance Contracts	-	448	-	448
Derivatives with unrealized gains	-	3	-	3
Derivatives with unrealized losses	-	(15)	-	(15)
	$ 71	$ 2,033	$ 398	$ 2,502

For the Company's major non-U.S. defined benefit pension plans, equity investments are invested broadly in local equity, developed international and emerging markets. Fixed income investments are comprised primarily of long duration government and corporate bonds with some emerging market debt. Real estate investments include investments in primarily office, industrial, and retail properties. Other investments include private equity, hedge funds, and insurance contracts. Private equity investments are comprised of limited partnerships and fund-of-fund investments that invest in distressed investments, venture capital and leveraged buyout funds. Absolute return investments are comprised of hedge funds that use equity long-short strategies.

Cash and cash equivalents are valued utilizing cost approach valuation techniques. Equity securities and debt securities are valued using a market approach based on the closing price on the last business day of the year (if the securities are traded on an active market), or based on the proportionate share of the estimated fair value of the underlying assets (net asset value). Other investments are valued using a combination of market, income, and cost approaches, based on the nature of the investment. Absolute return investments are primarily valued based on net asset value derived from observable market inputs. Real estate investments are valued primarily based on independent appraisals and discounted cash flow models, taking into consideration discount rates and local market conditions. Private equity investments are valued primarily based on independent appraisals, discounted cash flow models, cost, and comparable market transactions, which include inputs such as discount rates and pricing data from the most recent equity financing. Insurance contracts are primarily valued based on contract values, which approximate fair value.

Some of the plans' assets, primarily absolute return, real estate, and private equity, do not have readily determinable market values due to the nature of these investments. For these investments, fund manager or general partner estimates were used where available. The estimates for the absolute return assets are derived from observable inputs, based on the fair value of the underlying positions, which have readily available market prices. For investments with lagged pricing, the Company used the available net asset values, and also considered expected return, subsequent cash flows and material events.

For all of the Company's major defined benefit pension plans, investment managers are selected that are expected to provide best-in-class asset management for their particular asset class, and expected returns greater than those expected from existing salable assets, especially if this would maintain the aggregate volatility desired for each plan's portfolio. Investment managers are retained for the purpose of managing specific investment strategies within contractual investment guidelines. Certain investment managers are authorized to invest in derivatives such as futures, swaps, and currency forward contracts. Investments in futures and swaps are used to obtain targeted exposure to a particular asset, index or bond duration and only require a portion of the cash to gain exposure to the notional value of the underlying investment. The remaining cash is available to be deployed and in some cases is invested in a diversified portfolio of various uncorrelated hedge fund strategies that provide added returns at a lower level of risk. Of the investments shown in the major U.S. plans table as of December 31, 2010 above, 11% and 15% of the total U.S. assets reported within equity securities and government bonds, respectively, are reflective of the exposures gained from the use of derivatives, and are invested in a diversified portfolio of hedge funds using equity, debt, commodity, and currency strategies. Of the investments shown in the major Non-U.S. plans table as of December 31, 2010 above, 6% and 11% of the total Non-U.S. assets reported within equity securities and government bonds, respectively, are reflective of the exposures gained from the use of derivatives, and are invested in a diversified portfolio of hedge funds using equity, debt, commodity, and currency strategies. Foreign currency contracts and swaps are used to partially hedge foreign currency risk. Additionally, the Company's major defined benefit pension plans invest in government bond futures or local government bonds to partially hedge the liability risk of the plans.

The following is a reconciliation of the beginning and ending balances of level 3 assets of the Company's major U.S. defined benefit pension plans:

(in millions)	U.S.				
	Balance at January 1, 2010	**Net Realized and Unrealized Gains/(Losses)**	**Net Purchases and Sales**	**Net Transfer Into/(Out of) Level 3**	**Balance at December 31, 2010**
Equity Securities	$ 7	$ 5	$ 7	$ -	$ 19
Inflation-Linked Bonds	172	49	-	-	221
Private Equity	958	135	(30)	-	1,063
Real Estate	293	(34)	(19)	-	240
Total	$ 1,430	$ 155	$ (42)	$ -	$ 1,543

(in millions)	U.S.				
	Balance at January 1, 2009	**Net Realized and Unrealized Gains/(Losses)**	**Net Purchases and Sales**	**Net Transfer Into/(Out of) Level 3**	**Balance at December 31, 2009**
Equity Securities	$ 5	$ 2	$ -	$ -	$ 7
Inflations-Linked Bonds	228	32	(88)	-	172
Private Equity	926	(5)	37	-	958
Real Estate	310	(36)	19	-	293
Total	$ 1,469	$ (7)	$ (32)	$ -	$ 1,430

The following is a reconciliation of the beginning and ending balances of level 3 assets of the Company's major Non-U.S. defined benefit pension plans:

(in millions)	Non-U.S.				
	Balance at January 1, 2010	**Net Realized and Unrealized Gains/(Losses)**	**Net Purchases and Sales**	**Net Transfer Into/(Out of) Level 3**	**Balance at December 31, 2010**
Inflation-Linked Bonds	$ 57	$ 8	$ -	$ -	$ 65
Private Equity	242	32	27	-	301
Real Estate	99	(13)	(9)	-	77
Total	$ 398	$ 27	$ 18	$ -	$ 443

(in millions)	Non-U.S.				
	Balance at January 1, 2009	Net Realized and Unrealized Gains/(Losses)	Net Purchases and Sales	Net Transfer Into/(Out of) Level 3	Balance at December 31, 2009
Inflation-Linked Bonds	$ 41	$ 16	$ -	$ -	$ 57
Private Equity	223	(5)	24	-	242
Real Estate	140	(15)	(26)	-	99
Total	$ 404	$ (4)	$ (2)	$ -	$ 398

The Company expects to contribute approximately $21 million and $89 million in 2011 for U.S. and Non-U.S. defined benefit pension plans, respectively.

The following pension benefit payments, which reflect expected future service, are expected to be paid from the plans:

(in millions)	U.S.	Non-U.S.
2011	$ 446	$ 209
2012	417	206
2013	425	204
2014	404	202
2015	399	199
2016-2020	1,924	993

NOTE 18: OTHER POSTRETIREMENT BENEFITS

The Company provides healthcare, dental and life insurance benefits to U.S. eligible retirees and eligible survivors of retirees. Generally, to be eligible for the plan, individuals retiring prior to January 1, 1996 were required to be 55 years of age with ten years of service or their age plus years of service must have equaled or exceeded 75. For those retiring after December 31, 1995, the individuals must be 55 years of age with ten years of service or have been eligible as of December 31, 1995. Based on the eligibility requirements, these benefits are provided to U.S. retirees who are covered by the Company's KRIP plan and are funded from the general assets of the Company as they are incurred. However, those under the Cash Balance portion of the KRIP plan would be required to pay the full cost of their benefits under the plan.

The Company's subsidiaries in the United Kingdom and Canada offer similar postretirement benefits.

On August 1, 2008, the Company adopted and announced certain changes to its U.S. postretirement benefit plan affecting its post-September 1991 retirees beginning January 1, 2009. For affected participants, the terms of the amendment reduce the Company's contribution toward retiree medical coverage from its 2008 level by one percentage point per year for a 10-year period, phase-out Company contributions for dependent medical coverage over the same 10-year period with access only coverage beginning in 2018, and discontinue retiree dental coverage and Company-paid life insurance.

The changes made to the plan resulted in the remeasurement of the plan's obligations as of August 1, 2008, the date the changes were adopted and announced by the Company. This remeasurement reduced the Company's other postretirement benefit obligation by $919 million, of which $772 million is attributable to the plan changes. In addition, the Company recognized a curtailment gain of $79 million as a result of the amendment. The curtailment gain was included in Cost of sales, Selling, general and administrative expenses, and Research and development costs in the Consolidated Statement of Operations for the year ended December 31, 2008.

The Company's benefits to U.S. long-term disability recipients were also amended as described above. These changes resulted in a reduction in Pension and other postretirement liabilities, and a corresponding gain of $15 million was included in the Cost of sales, Selling, general and administrative expenses, and Research and development costs in the Consolidated Statement of Operations for the year ended December 31, 2008.

On October 31, 2009, the Company adopted and announced certain changes to its U.S. postretirement benefit plans effective January 1, 2010. Modifications were made to certain retiree copays and prescription drug coverage. These changes resulted in the remeasurement of the plan's obligations as of October 31, 2009.

On November 30, 2010, the Company adopted and announced certain changes to its U.S. postretirement benefit plans effective January 1, 2011. Modifications were made to dependent subsidy levels and prescription drug coverage. These changes resulted in the remeasurement of the plan's obligations as of November 30, 2010.

The measurement date used to determine the net benefit obligation for the Company's other postretirement benefit plans is December 31.

Changes in the Company's benefit obligation and funded status for the U.S., United Kingdom and Canada other postretirement benefit plans were as follows:

(in millions)	2010	2009
Net benefit obligation at beginning of year	$ 1,404	$ 1,471
Service cost	1	1
Interest cost	72	92
Plan participants' contributions	9	25
Plan amendments	(29)	(118)
Actuarial loss	95	111
Curtailments	-	3
Benefit payments	(168)	(192)
Currency adjustments	2	11
Net benefit obligation at end of year	$ 1,386	$ 1,404
Underfunded status at end of year	$ (1,386)	$ (1,404)

Amounts recognized in the Consolidated Statement of Financial Position for the Company's U.S., United Kingdom, and Canada plans consisted of:

	As of December 31,	
(in millions)	2010	2009
Other current liabilities	$ (133)	$ (147)
Pension and other postretirement liabilities	(1,253)	(1,257)
	$ (1,386)	$ (1,404)

Amounts recognized in Accumulated other comprehensive loss for the Company's U.S., United Kingdom, and Canada plans consisted of:

	As of December 31,	
(in millions)	2010	2009
Prior service credit	$ 829	$ 875
Net actuarial loss	(535)	(468)
	$ 294	$ 407

Changes in benefit obligations recognized in other comprehensive loss during 2010 for the Company's U.S., United Kingdom, and Canada plans follows:

	As of December 31,	
(in millions)	2010	2009
Newly established loss	$ 95	$ 111
Newly established prior service credit	(29)	(118)
Amortization of:		
Prior service credit	76	71
Net loss	(28)	(22)
Prior service credit recognized due to curtailment	-	2
Total amount recognized in Other comprehensive loss	$ 114	$ 44

Other postretirement benefit cost from continuing operations for the Company's U.S., United Kingdom and Canada plans included:

(in millions)	For the Year Ended December 31, 2010	2009	2008
Components of net postretirement benefit cost:			
Service cost	$ 1	$ 1	$ 4
Interest cost	72	92	136
Amortization of:			
Prior service credit	(76)	(71)	(53)
Actuarial loss	28	22	17
Other postretirement benefit cost before curtailments and settlements	25	44	104
Curtailment losses (gains)	-	1	(86)
Settlement gains	-	-	(2)
Net other postretirement benefit cost from continuing operations	$ 25	$ 45	$ 16

Included in the curtailment gains of $86 million for the year ended December 31, 2008 was a $79 million curtailment gain related to changes to the Company's U.S. postretirement benefit plan affecting its post-September 1991 retirees beginning January 1, 2009, as discussed above.

The prior service credit and net actuarial loss estimated to be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next year is $77 million and $33 million, respectively.

The U.S. plan represents approximately 93% of the total other postretirement net benefit obligation as of December 31, 2010 and 2009 and, therefore, the weighted-average assumptions used to compute the other postretirement benefit amounts approximate the U.S. assumptions.

The weighted-average assumptions used to determine the net benefit obligations were as follows:

	As of December 31, 2010	2009
Discount rate	5.03%	5.54%
Salary increase rate	3.84%	3.90%

The weighted-average assumptions used to determine the net postretirement benefit cost were as follows:

	For the Year Ended December 31, 2010	2009	2008
Discount rate	5.93%	6.59%	7.23%
Salary increase rate	3.90%	3.96%	4.48%

The weighted-average assumed healthcare cost trend rates used to compute the other postretirement amounts were as follows:

	2010	2009
Healthcare cost trend	7.50%	8.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2016	2013

A one-percentage point change in assumed healthcare cost trend rates would have the following effects:

(in millions)	1% increase	1% decrease
Effect on total service and interest cost	$ 2	$ (1)
Effect on postretirement benefit obligation	29	(25)

The Company expects to make $133 million of benefit payments for its unfunded other postretirement benefit plans in 2011.

The following other postretirement benefits, which reflect expected future service, are expected to be paid:

(in millions)	
2011	$ 133
2012	132
2013	121
2014	116
2015	111
2016-2020	492

NOTE 19: ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The components of Accumulated other comprehensive (loss) income, net of tax, were as follows:

	As of December 31,		
(in millions)	2010	2009	2008
Realized and unrealized gains (losses) from hedging activity, net of tax	$ 2	$ 6	$ (6)
Currency translation adjustments	315	235	231
Pension and other postretirement benefit plan obligation activity, net of tax	(2,452)	(2,001)	(974)
Total	$ (2,135)	$ (1,760)	$ (749)

See Note 17, "Retirement Plans," and Note 18, "Other Postretirement Benefits," regarding the pension and other postretirement plan obligation activity.

NOTE 20: STOCK OPTION AND COMPENSATION PLANS

The Company recognized stock-based compensation expense in the amount of $21 million, $20 million and $18 million for the years ended December 31, 2010, 2009 and 2008, respectively. Stock-based compensation costs for employees related to manufacturing activities were included in the costs capitalized in inventory at period end. Proceeds from the issuance of common stock through stock option plans were not material for the years ended December 31, 2010, 2009, or 2008.

Of the expense amounts noted above, compensation expense related to stock options during the years ended December 31, 2010, 2009 and 2008 was $4 million, $5 million and $10 million, respectively. Compensation expense related to unvested stock and performance awards during the years ended December 31, 2010, 2009 and 2008 was $17 million, $15 million and $8 million, respectively.

The Company's stock incentive plans consist of the 2005 Omnibus Long-Term Compensation Plan (the "2005 Plan"), the 2000 Omnibus Long-Term Compensation Plan (the "2000 Plan"), and the 1995 Omnibus Long-Term Compensation Plan (the "1995 Plan"). The Plans are administered by the Executive Compensation and Development Committee of the Board of Directors. Stock options are generally non-qualified and are at exercise prices not less than 100% of the per share fair market value on the date of grant. Stock-based compensation awards granted under the Company's stock incentive plans are generally subject to a three-year vesting period from the date of grant.

Under the 2005 Plan, 11 million shares of the Company's common stock may be granted to employees between January 1, 2005 and December 31, 2014. This share reserve may be increased by: shares that are forfeited pursuant to awards made under the 1995, 2000, and 2005 Plans; shares retained for payment of tax withholding; shares delivered for payment or satisfaction of tax withholding; shares reacquired on the open market using cash proceeds from option exercises; and awards that otherwise do not result in the issuance of shares. The 2005 Plan is substantially similar to and is intended to replace the 2000 Plan, which expired on January 18, 2005. Options granted under the 2005 Plan generally expire seven years from the date of grant, but may be forfeited or canceled earlier if the optionee's employment terminates prior to the end of the contractual term. The 2005 Plan provides for, but is not limited to, grants of unvested stock, performance awards, and Stock Appreciation Rights ("SARs"), either in tandem with options or freestanding. SARs allow optionees to receive payment equal to the increase in the market price of the Company's stock from the grant date to the exercise date. As of December 31, 2010, 10,000 freestanding SARs were outstanding under the 2005 Plan at an option price of $7.50. Compensation expense recognized for the years ended December 31, 2010, 2009, and 2008 on those freestanding SARs was not material.

Under the 2000 Plan, 22 million shares of the Company's common stock were eligible for grant to a variety of employees between January 1, 2000 and December 31, 2004. The 2000 Plan was substantially similar to, and was intended to replace, the 1995 Plan, which expired on December 31, 1999. The options generally expire ten years from the date of grant, but may expire sooner if the optionee's employment terminates. The 2000 Plan provided for, but was not limited to, grants of unvested stock, performance awards, and SARs, either in tandem with options or freestanding. As of December 31, 2010, 27,527 freestanding SARs were outstanding under the 2000 Plan at option prices ranging from $23.25 to $40.97. Compensation expense recognized for the years ended December 31, 2010, 2009, and 2008 on those freestanding SARs was not material.

Under the 1995 Plan, 22 million shares of the Company's common stock were eligible for grant to a variety of employees between February 1, 1995 and December 31, 1999. The options generally expire ten years from the date of grant, but may expire sooner if the optionee's employment terminates. The 1995 Plan provided for, but was not limited to, grants of unvested stock, performance awards, and SARs, either in tandem with options or freestanding. As of December 31, 2010, no freestanding SARs were outstanding under the 1995 Plan.

Further information relating to stock options is as follows:

(Amounts in thousands, except per share amounts)	Shares Under Option	Range of Price Per Share	Weighted-Average Exercise Price Per Share
Outstanding on December 31, 2007	30,893	$20.12 - $87.59	$39.70
Granted	2,813	$7.41 - $18.55	$ 7.60
Exercised	0	N/A	N/A
Terminated, Expired, Surrendered	8,499	$20.12 - $87.59	$52.78
Outstanding on December 31, 2008	25,207	$7.41 - $79.63	$31.71
Granted	1,229	$2.64 - $6.76	$ 4.61
Exercised	0	N/A	N/A
Terminated, Expired, Surrendered	2,916	$7.41 - $79.63	$45.73
Outstanding on December 31, 2009	23,520	$2.64 - $65.91	$28.55
Granted	300	$3.96 - $5.96	$ 4.17
Exercised	0	N/A	N/A
Terminated, Expired, Surrendered	5,790	$7.41 - $65.91	$37.68
Outstanding on December 31, 2010	18,030	$2.64 - $48.34	$25.22
Exercisable on December 31, 2008	20,772	$21.93 - $79.63	$35.56
Exercisable on December 31, 2009	20,018	$7.41 - $65.91	$31.96
Exercisable on December 31, 2010	16,036	$2.64 - $48.34	$27.64

The following table summarizes information about stock options as of December 31, 2010:

(Number of options in thousands)

Range of Exercise Prices			Options Outstanding			Options Exercisable	
At Least		Less Than	Options	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
$ 2	-	$20	4,075	5.02	$ 6.46	2,081	$ 7.18
$20	-	$30	5,053	2.12	$25.41	5,053	$25.41
$30	-	$40	8,347	1.18	$33.16	8,347	$33.16
$40	-	$50	555	0.08	$41.65	555	$41.65
			18,030			16,036	

At December 31, 2010, the weighted-average remaining contractual term of all options outstanding and exercisable was 2.28 years and 1.88 years respectively. There was no intrinsic value of options outstanding and exercisable due to the fact that the market price of the Company's common stock as of December 31, 2010 was below the weighted-average exercise price of options. There were no option exercises during 2008, 2009 or 2010.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Company's stock, management's estimate of implied volatility of the Company's stock, and other factors. The expected term of options granted is derived from the vesting period of the award, as well as historical exercise behavior, and represents the period of time that options granted are expected to be outstanding. The risk-free rate is calculated using the U.S. Treasury yield curve, and is based on the expected term of the option. The Company uses historical data to estimate forfeitures.

The Black-Scholes option pricing model was used with the following weighted-average assumptions for options issued in each year:

	For the Year Ended		
	2010	**2009**	**2008**
Weighted-average risk-free interest rate	1.50%	2.63%	1.83%
Risk-free interest rates	1.5% - 2.9%	1.9% - 2.7%	1.8% - 2.9%
Weighted-average expected option lives	6 years	6 years	6 years
Expected option lives	6 years	6 years	4 - 6 years
Weighted-average volatility	57%	45%	32%
Expected volatilities	45% - 58%	45%	30% - 32%
Weighted-average expected dividend yield	0.0%	0.4%	7.4%
Expected dividend yields	0.0%	0.0% - 7.1%	3.1% - 7.4%

The weighted-average fair value per option granted in 2010, 2009, and 2008 was $2.16, $2.06, and $0.93, respectively.

As of December 31, 2010, there was $2 million of total unrecognized compensation cost related to unvested options. The cost is expected to be recognized over a weighted-average period of 1.8 years.

NOTE 21: ACQUISITIONS

2010

There were no significant acquisitions in 2010.

2009

In the third quarter of 2009, the Company acquired the scanner division of BÖWE BELL + HOWELL, which markets a portfolio of production document scanners that complements the products currently offered within the GCG segment. Through this acquisition, Kodak expects to expand customer value by providing a wider choice of production scanners. Since Kodak has provided field service to BÖWE BELL + HOWELL scanners since 2001, this acquisition is also expected to enhance global access to service and support for channel partners and end-user customers worldwide. This acquisition was immaterial to the Company's financial position as of December 31, 2009, and its results of operations and cash flows for the year ended December 31, 2009.

2008

On April 4, 2008, the Company completed the acquisition of Design2Launch ("D2L"), a developer of collaborative end-to-end digital workflow solutions for marketers, brand owners and creative teams. D2L is part of the Company's GCG segment.

On April 10, 2008, the Company completed the acquisition of Intermate A/S, a global supplier of remote monitoring and print connectivity solutions used extensively in transactional printing. Intermate A/S is part of the Company's GCG segment.

The two acquisitions had an aggregate purchase price of approximately $37 million and were individually immaterial to the Company's financial position as of December 31, 2008, and its results of operations and cash flows for the year ended December 31, 2008.

NOTE 22: DISCONTINUED OPERATIONS

The components of earnings from discontinued operations, net of income taxes, are as follows:

(in millions)	For the Year Ended December 31, 2010	2009	2008
(Provision) benefit for income taxes related to discontinued operations	$ (10)	$ 8	$ 288
All other items, net	(2)	9	(3)
(Loss) earnings from discontinued operations, net of income taxes	$ (12)	$ 17	$ 285

In the second quarter of 2008, the Company received a tax refund from the U.S. Internal Revenue Service. The refund was related to the audit of certain claims filed for tax years 1993-1998. A portion of the refund related to past federal income taxes paid in relation to the 1994 sale of a subsidiary, Sterling Winthrop Inc., which was reported in discontinued operations. The refund had a positive impact on the Company's earnings from discontinued operations, net of income taxes, for the year ended December 31, 2008 of $295 million. See Note 15, "Income Taxes," in the Notes to Financial Statements for further discussion of the tax refund.

NOTE 23: EXTRAORDINARY ITEM

The terms of the purchase agreement of the 2004 acquisition of NexPress Solutions LLC called for additional consideration to be paid by the Company if sales of certain products exceeded a stated minimum number of units sold during a five-year period following the close of the transaction. In May 2009, the earn-out period lapsed with no additional consideration required to be paid by the Company. Negative goodwill, representing the contingent consideration obligation of $17 million, was therefore reduced to zero. The reversal of negative goodwill reduced Property, plant and equipment, net by $2 million and Research and development expense by $7 million and resulted in an extraordinary gain of $6 million, net of tax, during the year ended December 31, 2009.

NOTE 24: SEGMENT INFORMATION

Current Segment Reporting Structure

For 2010, the Company had three reportable segments: Consumer Digital Imaging Group ("CDG"), Graphic Communications Group ("GCG"), and Film, Photofinishing and Entertainment Group ("FPEG"). The balance of the Company's continuing operations, which individually and in the aggregate do not meet the criteria of a reportable segment, are reported in All Other. A description of the segments is as follows:

Consumer Digital Imaging Group Segment ("CDG"): CDG encompasses digital still and video cameras, digital devices such as picture frames, kiosks, APEX drylab systems, and related consumables and services, consumer inkjet printing systems, Kodak Gallery products and services, and imaging sensors. CDG also includes the licensing activities related to the Company's intellectual property in digital imaging products.

Graphic Communications Group Segment ("GCG"): GCG encompasses workflow software and digital controllers; digital printing, which includes commercial inkjet and electrophotographic products, including equipment, consumables and service; prepress consumables; prepress equipment and packaging solutions; business solutions and consulting services; and document scanners.

Film, Photofinishing and Entertainment Group Segment ("FPEG"): FPEG encompasses consumer and professional film, one-time-use cameras, aerial and industrial materials, and entertainment imaging products and services. In addition, this segment also includes paper and output systems, and photofinishing services.

All Other: This category includes the results of the Company's display business, up to the date of sale of assets of this business in the fourth quarter of 2009.

Transactions between segments, which are immaterial, are made on a basis intended to reflect the market value of the products, recognizing prevailing market prices and distributor discounts. Differences between the reportable segments' operating results and assets and the Company's consolidated financial statements relate primarily to items held at the corporate level, and to other items excluded from segment operating measurements.

Segment financial information is shown below.

(in millions)	For the Year Ended December 31, 2010	2009	2008
Net sales from continuing operations:			
Consumer Digital Imaging Group	$ 2,739	$ 2,619	$ 3,088
Graphic Communications Group	2,681	2,726	3,334
Film, Photofinishing and Entertainment Group	1,767	2,257	2,987
All Other	-	4	7
Consolidated total	$ 7,187	$ 7,606	$ 9,416
Earnings (loss) from continuing operations before interest expense, other income (charges), net and income taxes:			
Consumer Digital Imaging Group	$ 331	$ 35	$ (177)
Graphic Communications Group	(26)	(42)	31
Film, Photofinishing and Entertainment Group	64	159	196
All Other	-	(13)	(17)
Total	369	139	33
Restructuring costs, rationalization and other	(78)	(258)	(149)
Postemployment benefit changes	-	-	94
Other operating (expenses) income, net	(619)	88	(766)
Adjustments to contingencies and legal reserves/settlements	(8)	3	(33)
Interest expense	(149)	(119)	(108)
Loss on early extinguishment of debt	(102)	-	-
Other income (charges), net	26	30	55
Consolidated loss from continuing operations before income taxes	$ (561)	$ (117)	$ (874)

(in millions)	As of December 31, *2010*	*2009*	*2008*
Segment total assets:			
Consumer Digital Imaging Group	$ 1,133	$ 1,203	$ 1,647
Graphic Communications Group	1,570	1,737	2,190
Film, Photofinishing and Entertainment Group	1,092	1,992	2,563
Total of reportable segments	3,795	4,932	6,400
Cash and marketable securities	1,628	2,031	2,155
Deferred income tax assets	815	728	620
All Other/corporate items	1	-	4
Consolidated total assets	$ 6,239	$ 7,691	$ 9,179

(in millions)	For the Year Ended December 31, 2010	2009	2008
Intangible asset amortization expense from continuing operations:			
Consumer Digital Imaging Group	$ -	$ -	$ 5
Graphic Communications Group	58	71	73
Film, Photofinishing and Entertainment Group	2	2	2
Consolidated total	$ 60	$ 73	$ 80
Depreciation expense from continuing operations:			
Consumer Digital Imaging Group	$ 89	$ 86	$ 100
Graphic Communications Group	85	94	120
Film, Photofinishing and Entertainment Group	136	151	191
All Other	2	1	3
Sub-total	312	332	414
Restructuring-related depreciation	6	22	6
Consolidated total	$ 318	$ 354	$ 420
Capital additions from continuing operations:			
Consumer Digital Imaging Group	$ 59	$ 61	$ 96
Graphic Communications Group	64	67	118
Film, Photofinishing and Entertainment Group	26	23	40
All Other	-	1	-
Consolidated total	$ 149	$ 152	$ 254
Net sales to external customers attributed to (1):			
The United States	$ 3,104	$ 3,083	$ 3,834
Europe, Middle East and Africa	$ 2,039	$ 2,358	$ 3,089
Asia Pacific	1,240	1,298	1,500
Canada and Latin America	804	867	993
Foreign countries total	$ 4,083	$ 4,523	$ 5,582
Consolidated total	$ 7,187	$ 7,606	$ 9,416

(1) Sales are reported in the geographic area in which they originate.

(in millions)	As of December 31, 2010	2009	2008
Property, plant and equipment, net located in :			
The United States	$ 664	$ 819	$ 1,079
Europe, Middle East and Africa	$ 189	$ 219	$ 243
Asia Pacific	144	159	146
Canada and Latin America	40	57	83
Foreign countries total	$ 373	$ 435	$ 472
Consolidated total	$ 1,037	$ 1,254	$ 1,551

NOTE 25: QUARTERLY SALES AND EARNINGS DATA – UNAUDITED

(in millions, except per share data)	4th Qtr.		3rd Qtr.		2nd Qtr.		1st Qtr.	
2010								
Net sales from continuing operations	$ 1,927		$ 1,758		$ 1,569		$ 1,933	
Gross profit from continuing operations	377		476		303		795	
(Loss) earnings from continuing operations	(584)	(4)	(43)	(3)	(167)	(2)	119	(1)
Loss from discontinued operations (9)	(11)		-		(1)		-	
Net (loss) earnings	(595)		(43)		(168)		119	
Less: Net earnings attributable to noncontrolling interests	-		-		-		-	
Net (loss) earnings attributable to Eastman Kodak Company	(595)		(43)		(168)		119	
Basic net (loss) earnings per share attributable to Eastman Kodak Company common shareholders (11)								
Continuing operations	(2.17)		(0.16)		(0.62)		0.44	
Discontinued operations	(0.05)		-		(0.01)		-	
Total	(2.22)		(0.16)		(0.63)		0.44	
Diluted net (loss) earnings per share attributable to Eastman Kodak Company common shareholders (11)								
Continuing operations	(2.17)		(0.16)		(0.62)		0.40	
Discontinued operations	(0.05)		-		(0.01)		-	
Total	(2.22)		(0.16)		(0.63)		0.40	
2009								
Net sales from continuing operations	$ 2,582		$ 1,781		$ 1,766		$ 1,477	
Gross profit from continuing operations	887		361		326		194	
Earnings (loss) from continuing operations	430	(8)	(111)	(7)	(191)	(6)	(360)	(5)
Earnings (loss) from discontinued operations (9)	14		-		(4)		7	
Extraordinary item, net of tax (10)	-		-		6		-	
Net earnings (loss)	444		(111)		(189)		(353)	
Less: Net earnings attributable to noncontrolling interests	(1)		-		-		-	
Net earnings (loss) attributable to Eastman Kodak Company	443		(111)		(189)		(353)	
Basic net earnings (loss) per share attributable to Eastman Kodak Company common shareholders (11)								
Continuing operations	1.60		(0.41)		(0.71)		(1.34)	
Discontinued operations	0.05		-		(0.01)		0.02	
Extraordinary item	-		-		0.02		-	
Total	1.65		(0.41)		(0.70)		(1.32)	
Diluted net earnings (loss) per share attributable to Eastman Kodak Company common shareholders (11)								
Continuing operations	1.36		(0.41)		(0.71)		(1.34)	
Discontinued operations	0.04		-		(0.01)		0.02	
Extraordinary item	-		-		0.02		-	
Total	1.40		(0.41)		(0.70)		(1.32)	

(footnotes on next page)

(1) Includes pre-tax restructuring charges of $14 million ($1 million included in Cost of sales and $13 million included in Restructuring costs, rationalization and other), which decreased net earnings from continuing operations by $12 million; a pre-tax loss on early extinguishment of debt of $102 million, which decreased net earnings from continuing operations by $102 million; a pre-tax loss on asset sales of $4 million (included in Other operating expenses (income), net), which decreased net earnings from continuing operations by $4 million; and other discrete tax items, which decreased net earnings from continuing operations by $19 million.

(2) Includes pre-tax restructuring charges of $11 million (included in Restructuring costs, rationalization and other), which increased net loss from continuing operations by $11 million; pre-tax legal contingencies and settlements of $19 million ($10 million included in Cost of sales, $3 million included in Interest expense, and $6 million included in Other income (charges), net), which increased net loss from continuing operations by $19 million; a pre-tax gain on asset sales of $2 million (included in Other operating expenses (income), net), which decreased net loss from continuing operations by $2 million; and other discrete tax items, which increased net loss from continuing operations by $3 million.

(3) Includes pre-tax restructuring charges of $29 million ($5 million included in Cost of sales and $24 million included in Restructuring, rationalization and other), which increased net loss from continuing operations by $28 million; a pre-tax gain on asset sales of $3 million (included in Other operating expenses (income), net), which decreased net loss from continuing operations by $3 million; and other discrete tax items, which increased net loss from continuing operations by $13 million.

(4) Includes a pre-tax goodwill impairment charge of $626 million (included in Other operating expenses (income), net), which increased net loss from continuing operations by $624 million, pre-tax restructuring charges of $24 million ($2 million included in Cost of sales and $22 million included in Restructuring costs, rationalization and other), which increased net loss from continuing operations by $24 million; a pre-tax foreign contingency of $6 million ($2 million included in Cost of sales, $2 million in Interest expense, and $2 million in Other income (charges), net), which decreased net loss from continuing operations by $6 million; a pre-tax gain on asset sales of $6 million (included in Other operating expenses (income), net), which decreased net loss from continuing operations by $6 million; and other discrete tax items, which decreased net loss from continuing operations by $144 million.

(5) Includes pre-tax restructuring and rationalization charges of $116 million ($7 million included in Cost of sales and $109 million included in Restructuring costs, rationalization and other), which increased net loss from continuing operations by $108 million; a pre-tax legal contingency of $5 million (included in Cost of sales), which increased net loss from continuing operations by $5 million; a pre-tax loss on asset sales of $4 million (included in Other operating expenses (income), net), which increased net loss from continuing operations by $4 million; and other discrete tax items, which reduced net loss from continuing operations by $12 million.

(6) Includes pre-tax restructuring and rationalization charges of $46 million ($9 million included in Cost of sales and $37 million included in Restructuring costs, rationalization and other), which increased net loss from continuing operations by $42 million; a pre-tax reversal of negative goodwill of $7 million (included in Research and development costs), which reduced net loss from continuing operations by $7 million; a pre-tax reversal of a value-added tax reserve of $5 million (included in Interest expense, and Other income (charges), net), which reduced net loss from continuing operations by $5 million; and other discrete tax items, which increased net loss from continuing operations by $45 million.

(7) Includes pre-tax restructuring and rationalization charges of $35 million ($2 million included in Cost of sales and $33 million included in Restructuring, rationalization and other), which increased net loss from continuing operations by $32 million; a pre-tax loss on asset sales of $10 million (included in Other operating expenses (income), net), which increased net loss from continuing operations by $10 million; and other discrete tax items, which increased net loss from continuing operations by $6 million.

(8) Includes pre-tax restructuring and rationalization charges of $61 million ($14 million included in Cost of sales and $47 million included in Restructuring, rationalization and other), which reduced net earnings from continuing operations by $55 million; a pre-tax asset impairment charge of $6 million (included in Other operating (income) expenses, net), which reduced net earnings from continuing operations by $6 million; pre-tax gains on sales of assets of $107 million, which increased net earnings from continuing operations by $107 million; a pre-tax reversal of a value-added tax reserve of $4 million ($2 million included in Cost of sales, $1 million in Interest expense, and $1 million in Other income (charges), net), which increased net earnings from continuing operations by $4 million; and other discrete tax items, which increased net earnings from continuing operations by $40 million.

(9) Refer to Note 22, "Discontinued Operations," in the Notes to Financial Statements for a discussion regarding earnings (loss) from discontinued operations.

(10) Refer to Note 23, "Extraordinary Item," in the Notes to Financial Statements.

(11) Each quarter is calculated as a discrete period and the sum of the four quarters may not equal the full year amount. The Company's diluted net earnings (loss) per share in the above table may include the effect of convertible debt instruments.

Changes in Estimates Recorded During the Fourth Quarter Ended December 31, 2010

During the fourth quarter ended December 31, 2010, the Company recorded a reduction of expense of approximately $27 million, net of tax, related to changes in estimates with respect to certain of its employee benefit and compensation accruals. These changes in estimates positively impacted results for the quarter by $.10 per share.

Eastman Kodak Company
SUMMARY OF OPERATING DATA – UNAUDITED

(in millions, except per share data, shareholders, and employees)

	2010		2009		2008		2007		2006	
Net sales from continuing operations (9)	$ 7,187		$ 7,606		$ 9,416		$ 10,301		$ 10,568	
Loss from continuing operations before interest expense, other income (charges), net and income taxes	(336)		(28)		(821)		(230)		(476)	
(Loss) earnings from:										
Continuing operations	(675)	(1)	(232)	(2)	(727)	(3)	(206)	(4)	(796)	(5)
Discontinued operations	(12)	(6)	17	(6)	285	(6)	884		209	
Extraordinary item, net of tax	-		6		-		-		-	
Net (Loss) Earnings	(687)		(209)		(442)		678		(587)	
Less: Net earnings attributable to noncontrolling interests	-		(1)		-		(2)		(7)	
Net (Loss) Earnings Attributable to Eastman Kodak Company	(687)		(210)		(442)		676		(594)	
Earnings and Dividends										
(Loss) earnings from continuing operations										
- % of net sales from continuing operations	-9.4%		-3.1%		-7.7%		-2.0%		-7.5%	
Net (loss) earnings										
- % return on average equity	-124.0%		-44.0%		-21.8%		30.2%		-31.3%	
Basic and diluted (loss) earnings per share attributable to Eastman Kodak Company common shareholders:										
Continuing operations	(2.51)		(0.87)		(2.58)		(0.71)		(2.78)	
Discontinued operations	(0.05)		0.07		1.01		3.06		0.71	
Extraordinary item, net of tax	-		0.02		-		-		-	
Total	(2.56)		(0.78)		(1.57)		2.35		(2.07)	
Cash dividends declared and paid										
- on common shares	-		-		139		144		144	
- per common share	-		-		0.50		0.50		0.50	
Common shares outstanding at year end	268.9		268.6		268.2		288.0		287.3	
Shareholders at year end	51,802		54,078		56,115		58,652		63,193	
Statement of Financial Position Data										
Working capital	966		1,407		1,566		1,631		1,027	
Property, plant and equipment, net	1,037		1,254		1,551		1,811		2,602	
Total assets	6,239		7,691		9,179		13,659		14,320	
Short-term borrowings and current portion of long-term debt	50		62		51		308		64	
Long-term debt, net of current portion	1,195		1,129		1,252		1,289		2,714	

(footnotes on next page)

Eastman Kodak Company
SUMMARY OF OPERATING DATA – UNAUDITED *continued*

(in millions, except per share data, shareholders, and employees)

	2010	2009	2008	2007	2006
Supplemental Information					
Net sales from continuing operations					
- CDG	$ 2,739	$ 2,619	$ 3,088	$ 3,247	$ 3,013
- GCG	2,681	2,726	3,334	3,413	3,287
- FPEG	1,767	2,257	2,987	3,632	4,254
- All Other	-	4	7	9	14
Research and development costs	321	356	478	525	573
Depreciation	318	354	420	679	1,075
Taxes (excludes payroll, sales and excise taxes) (7)	146	149	(105)	5	320
Wages, salaries and employee benefits (8)	1,572	1,732	2,141	2,846	3,480
Employees as of year end					
- in the U.S. (7)	9,600	10,630	12,800	14,200	20,600
- worldwide (7)	18,800	20,250	24,400	26,900	40,900

(1) Includes a pre-tax goodwill impairment charge of $626 million; pre-tax restructuring charges of $78 million; a $102 million loss on early extinguishment of debt; $7 million of income related to gains on assets sales; $19 million of income related to legal contingencies and settlements; $6 million of charges related to foreign contingencies; and a net benefit of $109 million related to other discrete tax items. These items increased net loss from continuing operations by $698 million.

(2) Includes pre-tax restructuring and rationalization charges of $258 million; a $5 million charge related to a legal settlement; $94 million of income related to gains on asset sales; $7 million of income related to the reversal of negative goodwill; $10 million of income related to reversals of value-added tax reserves; and a $6 million asset impairment charge. These items increased net loss from continuing operations by $138 million.

(3) Includes a pre-tax goodwill impairment charge of $785 million; pre-tax restructuring and rationalization charges of $149 million, net of reversals; $21 million of income related to gains on sales of assets and businesses; $3 million of charges related to asset impairments; $41 million of charges for legal contingencies and settlements; $10 million of charges for support of an educational institution; $94 million of income related to postemployment benefit plans; $3 million of income for a foreign export contingency; $270 million of income related to an IRS refund; and charges of $27 million related to other discrete tax items. These items increased net loss from continuing operations by $610 million.

(4) Includes pre-tax restructuring charges of $662 million, net of reversals; $157 million of income related to property and asset sales; $57 million of charges related to asset impairments; $6 million of charges for the establishment of a loan reserve; $9 million of charges for a foreign export contingency; and tax adjustments of $14 million. These items increased net loss from continuing operations by $464 million.

(5) Includes pre-tax restructuring charges of $698 million, net of reversals; $2 million of income related to legal settlements; $46 million of income related to property and asset sales; and $11 million of charges related to asset impairments. These items increased net loss by $691 million. Also included is a valuation allowance of $89 million recorded against the Company's net deferred assets in certain jurisdictions outside the U.S., portions of which are reflected in the aforementioned net loss impact.

(6) Refer to Note 22, "Discontinued Operations" in the Notes to Financial Statements for a discussion regarding the earnings from discontinued operations.

(7) Amounts for 2006 and prior years have not been adjusted to remove amounts associated with the Health Group.

(8) Amounts for 2007 and prior years have not been adjusted to remove wages, salaries and employee benefits associated with the Health Group.

(9) Includes revenues from non-recurring intellectual property licensing agreements of $838 million in 2010, $435 million in 2009, $227 million in 2008, $236 million in 2007, and $180 million in 2006.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Company's management, with participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report on Form 10-K. The Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this Annual Report on Form 10-K, the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment or breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override.

Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in "Internal Control-Integrated Framework." Based on management's assessment using the COSO criteria, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2010. The effectiveness of the Company's internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, as stated in their report which appears on page 44 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

In connection with the evaluation of disclosure controls and procedures described above, there was no change identified in the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 regarding directors is incorporated by reference from the information under the caption "Board Structure and Corporate Governance - Board of Directors" in the Company's Notice of 2010 Annual Meeting and Proxy Statement (the "Proxy Statement"), which will be filed within 120 days after December 31, 2010. The information required by Item 10 regarding audit committee financial expert disclosure is incorporated by reference from the information under the caption "Board Structure and Corporate Governance - Audit Committee Financial Qualifications" in the Proxy Statement. The information required by Item 10 regarding executive officers is contained in Part I under the caption "Executive Officers of the Registrant" on page 15. The information required by Item 10 regarding the Company's written code of ethics is incorporated by reference from the information under the captions "Board Structure and Corporate Governance - Corporate Governance Guidelines" and "Board Structure and Corporate Governance - Business Conduct Guide and Directors' Code of Conduct" in the Proxy Statement. The information required by Item 10 regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference from the information under the caption "Reporting Compliance - Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated by reference from the information under the following captions in the Proxy Statement: "Board Structure and Corporate Governance" and "Compensation Discussion and Analysis."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Most of the information required by Item 12 is incorporated by reference from the information under the captions "Beneficial Ownership" in the Proxy Statement. "Stock Options and SARs Outstanding under Shareholder and Non-Shareholder Approved Plans" is shown below:

Stock Options and Sars Outstanding Under Shareholder and Non-Shareholder Approved Plans

As required by Item 201(d) of Regulation S-K, the Company's total options outstanding of 18,074,627, including total SARs outstanding of 44,459, have been granted under equity compensation plans that have been approved by security holders and that have not been approved by security holders as follows:

Plan Category	Number of Securities to be issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	18,067,695	$ 25.21	11,082,356
Equity compensation plans not approved by security holders (2)	6,932	36.69	0
Total	18,074,627	$ 25.22	11,082,356

(1) The Company's equity compensation plans approved by security holders include the 2005 Omnibus Long-Term Compensation Plan, the 2000 Omnibus Long-Term Compensation Plan, and the Eastman Kodak Company 1995 Omnibus Long-Term Compensation Plan.

footnotes continued on next page

(2) The Company's equity compensation plans not approved by security holders include the Eastman Kodak Company 1997 Stock Option Plan and the Kodak Stock Option Plan.

The 1997 Stock Option Plan, a plan formerly maintained by the Company for the purpose of attracting and retaining senior executive officers, became effective on February 13, 1997, and expired on December 31, 2003. The Compensation Committee administered this plan and continues to administer these plan awards that remain outstanding. The plan permitted awards to be granted in the form of stock options, shares of common stock and restricted shares of common stock. The maximum number of shares that were available for grant under the plan was 3,380,000. The plan required all stock option awards to be non-qualified, have an exercise price not less than 100% of fair market value of the Company's stock on the date of the option's grant and expire on the tenth anniversary of the date of grant. Awards issued in the form of shares of common stock or restricted shares of common stock were subject to such terms, conditions and restrictions as the Compensation Committee deemed appropriate.

The Kodak Stock Option Plan, an "all employee stock option plan" which the Company formerly maintained, became effective on March 13, 1998, and terminated on March 12, 2003. The plan was used in 1998 to grant an award of 100 non-qualified stock options or, in those countries where the grant of stock options was not possible, 100 freestanding stock appreciation rights, to almost all full-time and part-time employees of the Company and many of its domestic and foreign subsidiaries. In March of 2000, the Company made essentially an identical grant under the plan to generally the same category of employees. The Compensation Committee administered this plan and continues to administer these plan awards that remain outstanding. A total of 16,600,000 shares were available for grant under the plan. All awards granted under the plan generally contained the following features: 1) a grant price equal to the fair market value of the Company's common stock on the date of grant; 2) a two-year vesting period; and 3) a term of 10 years.

On December 31, 2010, the equity overhang, or the percentage of outstanding shares (plus shares that could be issued pursuant to plans represented by all stock incentives granted and available for future grant under all plans) was 12.4%.

The following table sets forth information regarding awards granted and earned, the run rate for each of the last three fiscal years, and the average run rate over the last three years.

(shares in thousands)	**Run Rate for the Year Ended December 31,**			
	2010	**2009**	**2008**	**3-year Average**
Stock options granted	300	1,229	2,813	1,447
Unvested service-based stock granted	336	7,585	796	2,906
Actual performance-based stock awards earned	409	563	164	379
Basic common shares outstanding at fiscal year end	268,899	268,631	268,169	268,566
Run rate	0.39%	3.49%	1.41%	1.76%

The Company continues to manage its run rate of awards granted over time to levels it believes are reasonable in light of changes in its business and number of outstanding shares while ensuring that our overall executive compensation program is competitive, relevant, and motivational.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is incorporated by reference from the information under the captions "Compensation of Named Executive Officers - Employment and Retention Arrangements" and "Board Structure and Corporate Governance - Board Independence" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 regarding principal auditor fees and services is incorporated by reference from the information under the caption "Committee Reports - Report of the Audit Committee" in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

All other schedules have been omitted because they are not applicable or the information required is shown in the financial statements or notes thereto.

3. Additional data required to be furnished:

Exhibits required as part of this report are listed in the index appearing on pages 108 through 113.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EASTMAN KODAK COMPANY
(Registrant)

By: /s/ Antonio M. Perez

Antonio M. Perez
Chairman & Chief Executive Officer
February 25, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title
By: /s/ Antonio M. Perez Antonio M. Perez	Chief Executive Officer and Director (Principal Executive Officer)
By: /s/ Antoinette P. McCorvey Antoinette P. McCorvey	Chief Financial Officer and Senior Vice President (Principal Financial Officer)
By: /s/ Eric H. Samuels Eric H. Samuels	Chief Accounting Officer and Corporate Controller (Principal Accounting Officer)
By: /s/ Richard S. Braddock Richard S. Braddock	Director
By: /s/ Herald Y. Chen Herald Y. Chen	Director
By: /s/ Adam H. Clammer Adam H. Clammer	Director
By: /s/ Timothy M. Donahue Timothy M. Donahue	Director
By: /s/ Michael J. Hawley Michael J. Hawley	Director
By: /s/ William H. Hernandez William H. Hernandez	Director

By: /s/ Douglas R. Lebda Douglas R. Lebda	Director
By: /s/ Debra L. Lee Debra L. Lee	Director
By: /s/ Kyle Prechtl Legg Kyle Prechtl Legg	Director
By: /s/ Delano E. Lewis Delano E. Lewis	Director
By: /s/ William G. Parrett William G. Parrett	Director
By: /s/ Joel Seligman Joel Seligman	Director
By: /s/ Dennis F. Strigl Dennis F. Strigl	Director
By: /s/ Laura D'Andrea Tyson Laura D'Andrea Tyson	Director

Date: February 25, 2011

SCHEDULE II

EASTMAN KODAK COMPANY
VALUATION AND QUALIFYING ACCOUNTS

(in millions)	Balance at Beginning of Period	Charges to Earnings and Equity	Amounts Written Off	Balance at End of Period
Year ended December 31, 2010				
Deducted in the Statement of Financial Position:				
From Current Receivables:				
Reserve for doubtful accounts	$ 79	$ 19	$ 35	$ 63
Reserve for loss on returns and allowances	19	24	29	14
Total	$ 98	$ 43	$ 64	$ 77
From Deferred Tax Assets:				
Valuation allowance	$ 2,092	$ 460	$ 217	$ 2,335
Year ended December 31, 2009				
Deducted in the Statement of Financial Position:				
From Current Receivables:				
Reserve for doubtful accounts	$ 90	$ 23	$ 34	$ 79
Reserve for loss on returns and allowances	23	25	29	19
Total	$ 113	$ 48	$ 63	$ 98
From Deferred Tax Assets:				
Valuation allowance	$ 1,665	$ 633	$ 206	$ 2,092
Year ended December 31, 2008				
Deducted in the Statement of Financial Position:				
From Current Receivables:				
Reserve for doubtful accounts	$ 83	$ 42	$ 35	$ 90
Reserve for loss on returns and allowances	31	16	24	23
Total	$ 114	$ 58	$ 59	$ 113
From Deferred Tax Assets:				
Valuation allowance	$ 1,249	$ 542	$ 126	$ 1,665

EASTMAN KODAK COMPANY
INDEX TO EXHIBITS

Exhibit Number

(3.1) Certificate of Incorporation, as amended and restated May 11, 2005.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, Exhibit 3.)

(3.2) By-laws, as amended and restated October 19, 2010.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, Exhibit 3.2.)

(4.1) Indenture dated as of January 1, 1988 between Eastman Kodak Company and The Bank of New York as Trustee.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 25, 1988, Exhibit 4.)

(4.2) First Supplemental Indenture dated as of September 6, 1991 and Second Supplemental Indenture dated as of September 20, 1991, each between Eastman Kodak Company and The Bank of New York as Trustee, supplementing the Indenture described in (4.1).
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1991, Exhibit 4.)

(4.3) Third Supplemental Indenture dated as of January 26, 1993, between Eastman Kodak Company and The Bank of New York as Trustee, supplementing the Indenture described in (4.1).
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1992, Exhibit 4.)

(4.4) Fourth Supplemental Indenture dated as of March 1, 1993, between Eastman Kodak Company and The Bank of New York as Trustee, supplementing the Indenture described in (4.1).
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1993, Exhibit 4.)

(4.5) Form of the 7.25% Senior Notes due 2013.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date October 10, 2003 as filed on October 10, 2003, Exhibit 4.)

(4.7) Fifth Supplemental Indenture, dated October 10, 2003, between Eastman Kodak Company and The Bank of New York, as Trustee.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date October 10, 2003 as filed on October 10, 2003, Exhibit 4.)

(4.8) Secured Credit Agreement, dated as of October 18, 2005, among Eastman Kodak Company and Kodak Graphic Communications Canada Company, the banks named therein, Citigroup Global Markets Inc., as lead arranger and bookrunner, Lloyds TSB Bank PLC, as syndication agent, Credit Suisse, Cayman Islands Branch, Bank of America, N. A. and The CIT Group/Business Credit, Inc., as co-documentation agents, and Citicorp USA, Inc., as agent for the lenders.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on October 24, 2005, Exhibit 4.1.)

Amendment No. 1 to the Credit Agreement (including Exhibit A – Amended and Restated Credit Agreement), dated as of March 31, 2009, among Eastman Kodak Company, Kodak Graphic Communications Canada Company, and Kodak Canada Inc., the lenders party thereto, and Citicorp USA, Inc. as agent.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date March 31, 2009, as filed on April 3, 2009, Exhibit 4.8.)

Amendment No. 1 to the Amended and Restated Credit Agreement, dated as of September 17, 2009.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date September 17, 2009, as filed on September 18, 2009, Exhibit 10.1.)

Amendment No. 2 to the Amended and Restated Credit Agreement, dated as of February 10, 2010, among Eastman Kodak Company, Kodak Canada Inc., the lenders party thereto and Citicorp USA, Inc., as Agent.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date February 10, 2010, as filed on February 12, 2010, Exhibit 10.1.)

(4.9) Security Agreement, dated as of October 18, 2005, amended and restated as of March 31, 2009, from the grantors party thereto to Citicorp USA, Inc.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date March 31, 2009, as filed on April 3, 2009, Exhibit 4.9.)

Amendment No. 1 to the Security Agreement, dated October 18, 2005, amended and restated as of March 31, 2009, from the grantors party thereto to Citicorp USA, Inc.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, as filed on April 29, 2010, Exhibit 4.9 a.)

Amendment No. 2 to the Security Agreement, dated October 18, 2005, amended and restated as of March 31, 2009, from the grantors party thereto to Citicorp USA, Inc.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, as filed on April 29, 2010, Exhibit 4.9 b.)

(4.10) Canadian Security Agreement, dated October 18, 2005, amended and restated as of March 31, 2009, from the grantors party thereto to Citicorp USA, Inc.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date March 31, 2009, as filed on April 3, 2009, Exhibit 4.10.)

Amendment No. 1 to the Canadian Security Agreement, dated October 18, 2005, amended and restated as of March 31, 2009, from the grantors party thereto to Citicorp USA, Inc.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, as filed on April 29, 2010, Exhibit 4.10 a.)

Amendment No. 2 to the Canadian Security Agreement, dated October 18, 2005, amended and restated as of March 31, 2009, from the grantors party thereto to Citicorp USA, Inc.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, as filed on April 29, 2010, Exhibit 4.10 b.)

(4.11) Indenture, dated as of September 23, 2009, between Eastman Kodak Company and The Bank of New York Mellon, as trustee.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date September 23, 2009, as filed on September 23, 2009, Exhibit 4.1.)

(4.12) Indenture, dated as of September 29, 2009, between Eastman Kodak Company and The Bank of New York Mellon, as trustee.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date September 29, 2009, as filed on September 30, 2009, Exhibit 4.1.)

(4.13) Form of Warrant.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date September 29, 2009, as filed on September 30, 2009, Exhibit 10.2.)

(4.14) Registration Rights Agreement, dated as of September 29, 2009.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date September 29, 2009, as filed on September 30, 2009, Exhibit 10.3.)

(4.15) Purchase Agreement, dated as of September 16, 2009.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date September 29, 2009, as filed on September 30, 2009, Exhibit 10.1.)

(4.16) Indenture, dated as of March 5, 2010, by and among the Company, the Subsidiary Guarantors and The Bank of New York Mellon, as trustee.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date March 5, 2010, as filed on March 10, 2010, Exhibit 4.1.)

(4.17) Security Agreement, dated as of March 5, 2010, by and among the Company, the Subsidiary Guarantors and The Bank of New York Mellon, as collateral agent.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date March 5, 2010, as filed on March 10, 2010, Exhibit 10.1.)

(4.18) Collateral Trust Agreement, dated as of March 5, 2010, by and among the Company, the Subsidiary Guarantors and the Bank of New York Mellon, as collateral agent.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K for the date March 5, 2010, as filed on March 10, 2010, Exhibit 10.2.)

Eastman Kodak Company and certain subsidiaries are parties to instruments defining the rights of holders of long-term debt that was not registered under the Securities Act of 1933. Eastman Kodak Company has undertaken to furnish a copy of these instruments to the Securities and Exchange Commission upon request.

(10.1) Philip J. Faraci Agreement dated November 3, 2004.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2005, Exhibit 10.)

Amendment, dated February 28, 2007, to Philip J. Faraci Letter Agreement dated November 3, 2004.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on March 1, 2007, Exhibit 99.2.)

Second Amendment, dated December 9, 2008, to Philip J. Faraci Letter Agreement Dated November 3, 2004.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Exhibit 10.1.)

(10.2) Eastman Kodak Company Deferred Compensation Plan for Directors, as amended and restated effective January 1, 2009.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Exhibit 10.2.)

(10.3) Eastman Kodak Company Non-Employee Director Annual Compensation Program. The equity portion of the retainer became effective December 11, 2007; the cash portion of the retainer became effective January 1, 2008.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2007, Exhibit 10.)

(10.4) 1982 Eastman Kodak Company Executive Deferred Compensation Plan, as amended and restated effective January 1, 2009.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Exhibit 10.4.)

(10.5) Eastman Kodak Company 2005 Omnibus Long-Term Compensation Plan, as amended and restated January 1, 2010.
(Incorporated by reference to the Eastman Kodak Company Notice of 2010 Annual Meeting and Proxy Statement, Exhibit I.)

Form of Notice of Award of Non-Qualified Stock Options pursuant to the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on May 11, 2005, Exhibit 10.2.)

Form of Notice of Award of Restricted Stock, pursuant to the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on May 11, 2005, Exhibit 10.3.)

Form of Notice of Award of Restricted Stock with a Deferral Feature, pursuant to the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, Exhibit 10.)

Form of Administrative Guide for Annual Officer Stock Options Grant under the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, Exhibit 10.)

Form of Award Notice for Annual Director Stock Option Grant under the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, Exhibit 10.)

Form of Award Notice for Annual Director Restricted Stock Grant under the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, Exhibit 10.)

Form of Administrative Guide for Leadership Stock Program under the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, Exhibit 10.)

(10.6) Administrative Guide for the 2010 Performance Stock Unit Program under Article 7 (Performance Awards) of the 2005 Omnibus Long-Term Compensation Plan, Granted to Antonio M. Perez.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, Exhibit 10.6.)

(10.8) Administrative Guide for the 20__ Performance Cycle of the Leadership Stock Program under Article 7 (Performance Awards) of the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, Exhibit 10.6.)

(10.9) Administrative Guide for September 16, 2008 Restricted Stock Unit Grant under the 2005 Omnibus Long-term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Exhibit 10.9.)

(10.10) Form of Administrative Guide for Restricted Stock Unit Grant under the 2005 Omnibus Long-term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Exhibit 10.10.)

(10.11) Frank S. Sklarsky Agreement dated September 19, 2006.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, Exhibit 10.1.)

Amendment, dated September 26, 2006, to Frank S. Sklarsky Agreement dated September 19, 2006.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, Exhibit 10.2.)

(10.12) Eastman Kodak Company 1995 Omnibus Long-Term Compensation Plan, as amended, effective as of November 12, 2001.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1996, the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997, the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998, the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998, the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998, the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999, the Annual Report on Form 10-K for the fiscal year ended December 31, 1999, and the Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Exhibit 10.)

(10.13) Kodak Executive Financial Counseling Program.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1992, Exhibit 10.)

(10.14) Personal Umbrella Liability Insurance Coverage.
Eastman Kodak Company provides $5,000,000 personal umbrella liability insurance coverage to its approximately 160 key executives. The coverage, which is insured through The Mayflower Insurance Company, Ltd., supplements participants' personal coverage. The Company pays the cost of this insurance. Income is imputed to participants.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1995, Exhibit 10.)

(10.15) Offer of employment for Pradeep Jotwani dated September 24, 2010.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, Exhibit 10.15.)

(10.16) Kodak Stock Option Plan, as amended and restated August 26, 2002.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Exhibit 10.)

(10.17) Eastman Kodak Company 1997 Stock Option Plan, as amended effective as of March 13, 2001.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001, Exhibit 10.)

(10.18) Eastman Kodak Company 2000 Omnibus Long-Term Compensation Plan, as amended, effective January 1, 2009.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Exhibit 10.18.)

Form of Notice of Award of Non-Qualified Stock Options Granted To ________, Pursuant to the 2000 Omnibus Long-Term Compensation Plan; and Form of Notice of Award of Restricted Stock Granted To ______, Pursuant to the 2000 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2004, Exhibit 10.)

(10.19) Administrative Guide for the 2004-2005 Performance Cycle of the Leadership Program under Article 12 of the 2000 Omnibus Long-Term Compensation Plan, as amended January 1, 2009.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Exhibit 10.19.)

(10.20) Administrative Guide for the 2004-2005 Performance Cycle of the Leadership Program under Section 13 of the 2000 Omnibus Plan, as amended January 1, 2009.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Exhibit 10.20.)

(10.21) Eastman Kodak Company Executive Compensation for Excellence and Leadership Plan, as amended and restated January 1, 2010.
(Incorporated by reference to the Eastman Kodak Company Notice of 2010 Annual Meeting and Proxy Statement, Exhibit II.)

(10.22) Eastman Kodak Company Executive Protection Plan, as amended December 21, 2010, effective December 23, 2010.

(10.23) Eastman Kodak Company Estate Enhancement Plan, as adopted effective March 6, 2000.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 1999, Exhibit 10.)

(10.24) Antonio M. Perez Agreement dated March 3, 2003.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, Exhibit 10 Z.)

Letter dated May 10, 2005, from the Chair, Executive Compensation and Development Committee, to Antonio M. Perez.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on May 11, 2005, Exhibit 10.2.)

Notice of Award of Restricted Stock with a Deferral Feature Granted to Antonio M. Perez, effective June 1, 2005, pursuant to the 2005 Omnibus Long-Term Compensation Plan.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, Exhibit 10 CC.)

Amendment, dated February 27, 2007, to Antonio M. Perez Letter Agreement dated March 3, 2003.
(Incorporated by reference to the Eastman Kodak Company Current Report on Form 8-K, filed on March 1, 2007, Exhibit 99.1).

Second Amendment, dated December 9, 2008, to Antonio M. Perez Letter Agreement dated March 3, 2003.
(Incorporated by reference to the Eastman Kodak Company Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Exhibit 10.24.)

Amendment, dated September 28, 2009, to Antonio M. Perez Letter Agreement dated March 3, 2003.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.)

(10.25) Antoinette P. McCorvey Waiver Letter Re: Eastman Kodak Company Executive Protection Plan dated October 11, 2010.

(10.26) Asset Purchase Agreement between Eastman Kodak Company and Onex Healthcare Holdings, Inc., dated as of January 9, 2007.

Amendment No. 1 To the Asset Purchase Agreement.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, Exhibit 10 CC.)

(10.27) Administrative Guide For September 28, 2009 Restricted Stock Unit (RSU) Grant under the 2005 Omnibus Long-Term Compensation Plan (For Executives).
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.)

(10.28) Administrative Guide For September 28, 2009 Restricted Stock Unit (RSU) Grant under the 2005 Omnibus Long-Term Compensation Plan (For Executive Council and Operations Council Members).
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.)

(10.29) Administrative Guide For September 28, 2009 Restricted Stock Unit (RSU) Grant under the 2005 Omnibus Long-Term Compensation Plan (Hold Until Retirement Provision).
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.)

(10.32) Laura G, Quatela Waiver Letter Re: Eastman Kodak Company Executive Protection Plan dated November 8, 2010.

(10.33) Gustavo Oviedo Waiver Letter Re: Eastman Kodak Company Executive Protection Plan dated December 13, 2010.

(10.34) Note Purchase Agreement, dated as of February 24, 2010, by and among Eastman Kodak Company and KKR et al.
(Incorporated by reference to the Eastman Kodak Company Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, Exhibit 4.16.)

(10.35) Joyce P. Haag Separation Agreement dated November 11, 2010.

(12) Statement Re Computation of Ratio of Earnings to Fixed Charges.

(21) Subsidiaries of Eastman Kodak Company.

(23) Consent of Independent Registered Public Accounting Firm.

(31.1)	Certification.
(31.2)	Certification.
(32.1)	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(32.2)	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(101.CAL*)	XBRL Taxonomy Extension Calculation Linkbase
(101.INS*)	XBRL Instance Document
(101.LAB*)	XBRL Taxonomy Extension Label Linkbase
(101.PRE*)	XBRL Taxonomy Extension Presentation Linkbase
(101.SCH*)	XBRL Taxonomy Extension Schema Linkbase
(101.DEF*)	XBRL Taxonomy Extension Definition Linkbase

* Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement of prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.

Exhibit (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions)	Year Ended December 31 2010	2009	2008	2007	2006
Loss from continuing operations before provision for income taxes	$ (561)	$ (117)	$ (874)	$ (257)	$ (582)
Adjustments:					
Undistributed (earnings) loss of equity method investees	-	-	-	(1)	(7)
Interest expense	149	119	108	143	262
Interest component of rental expense (1)	32	36	39	43	53
Amortization of capitalized interest	2	2	2	9	43
Earnings as adjusted	$ (378)	$ 40	$ (725)	$ (63)	$ (231)
Fixed charges:					
Interest expense	149	119	108	143	262
Interest component of rental expense (1)	32	36	39	43	53
Capitalized interest	1	2	3	2	3
Total fixed charges	$ 182	$ 157	$ 150	$ 188	$ 318
Ratio of earnings to fixed charges	*	**	***	****	*****

(1) Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.

* Earnings for the year ended December 31, 2010 were inadequate to cover fixed charges. The coverage deficiency was $560 million.

** Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges. The coverage deficiency was $117 million.

*** Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges. The coverage deficiency was $875 million.

**** Earnings for the year ended December 31, 2007 were inadequate to cover fixed charges. The coverage deficiency was $251 million.

***** Earnings for the year ended December 31, 2006 were inadequate to cover fixed charges. The coverage deficiency was $549 million.

Exhibit (21)

SUBSIDIARIES OF EASTMAN KODAK COMPANY

Companies Consolidated	Organized Under Laws of
Eastman Kodak Company	New Jersey
FPC, Inc.	California
Qualex Inc.	Delaware
Qualex Canada Photofinishing Inc.	Canada
Eastman Gelatine Corporation	Massachusetts
Kodak Imaging Network, Inc. (formerly Ofoto, Inc.)	Delaware
Kodak Graphic Communications Canada Company	Canada
Kodak Canada Inc.	Canada
Kodak Argentina S.A.I.C.	Argentina
Kodak Chilena S.A. Fotografica	Chile
Kodak Americas, Ltd.	New York
Kodak Venezuela, S.A.	Venezuela
Kodak (Near East), Inc.	New York
Kodak (Singapore) Pte. Limited	Singapore
Kodak Philippines, Ltd.	New York
Kodak Polychrome Graphics Company Ltd.	Barbados
Kodak Limited	England
Cinesite (Europe) Limited	England
Kodak India Limited	India
Kodak International Finance Limited	England
Kodak Polska Sp.zo.o	Poland
Kodak OOO	Russia
Kodak	France
Kodak Verwaltung GmbH	Germany
Eastman Kodak Holdings B.V.	Netherlands
Eastman Kodak Sarl	Switzerland
Kodak Brasileira Comercio de Produtos para Imagem e Servicos Ltda.	Brazil
Kodak Nederland B.V.	Netherlands
Kodak (Hong Kong) Limited	Hong Kong
Kodak (China) Limited	Hong Kong
Kodak (China) Investment Company Ltd.	China

Companies Consolidated	Organized Under Laws of
Eastman Kodak Company	
Kodak Korea Ltd.	South Korea
Kodak New Zealand Limited	New Zealand
Kodak (Australasia) Pty. Ltd.	Australia
Kodak (Egypt) S.A.E.	Egypt
Kodak (Malaysia) Sdn.Bhd.	Malaysia
Kodak (Taiwan) Limited	Taiwan
Eastman Kodak International Capital Company, Inc.	Delaware
Kodak de Mexico S.A. de C.V.	Mexico
Kodak Export de Mexico, S. de R.L. de C.V.	Mexico
Kodak Mexicana, S.A. de C.V.	Mexico
Kodak A/S	Denmark
Kodak SA/NV	Belgium
Kodak Norge A/S	Norway
Kodak Societe Anonyme	Switzerland
Kodak (Thailand) Limited	Thailand
Kodak Gesellschaft m.b.H.	Austria
Kodak Kft.	Hungary
Kodak Oy	Finland
Kodak S.p.A.	Italy
Kodak Portuguesa Limited	New York
Kodak, S.A.	Spain
Kodak Nordic AB	Sweden
Kodak Japan Ltd	Japan
K. K. Kodak Information Systems	Japan
Kodak Digital Product Center, Japan Ltd.	Japan
Kodak Electronic Products (Shanghai) Company Limited	China
Kodak (China) Company Limited	China
Kodak (China) Graphic Communications Company Ltd.	China
Kodak (Wuxi) Company Limited	China
Kodak (Xiamen) Company Limited	China
Kodak (Shanghai) International Trading Co. Ltd.	China
Shanghai Da Hai Camera Co., Ltd.	China

Note: Subsidiary Company names are indented under the name of the parent company.

Exhibit (23)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-160889 and No. 333-111726) and Form S-8 (No. 333-125355, No. 333-64366, No. 333-43526, No. 333-43524, No. 333-57659 and No. 333-57729) of Eastman Kodak Company of our report dated February 24, 2011 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Annual Report on Form 10-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Rochester, New York
February 24, 2011

Exhibit (31.1)

CERTIFICATION

I, Antonio M. Perez, certify that:

1. I have reviewed this annual report on Form 10-K;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2011

/s/ Antonio M. Perez
Antonio M. Perez
Chairman and Chief Executive Officer

Exhibit (31.2)

CERTIFICATION

I, Antoinette P. McCorvey, certify that:

1. I have reviewed this annual report on Form 10-K;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2011

/s/ Antoinette P. McCorvey
Antoinette P. McCorvey
Chief Financial Officer

Exhibit (32.1)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Eastman Kodak Company (the "Company") on Form 10-K for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Antonio M. Perez, Chairman and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Antonio M. Perez
Antonio M. Perez
Chairman and Chief Executive Officer

February 25, 2011

Exhibit (32.2)

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Eastman Kodak Company (the "Company") on Form 10-K for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Antoinette P. McCorvey, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Antoinette P. McCorvey
Antoinette P. McCorvey
Chief Financial Officer

February 25, 2011

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NOTICE OF 2011 ANNUAL MEETING AND PROXY STATEMENT

Date of Notice March 31, 2011

EASTMAN KODAK COMPANY
343 STATE STREET
ROCHESTER, NEW YORK 14650

TABLE OF CONTENTS

PROXY STATEMENT

QUESTIONS & ANSWERS

PROPOSALS

BOARD STRUCTURE AND CORPORATE GOVERNANCE

BENEFICIAL OWNERSHIP

COMMITTEE REPORTS

COMPENSATION DISCUSSION AND ANALYSIS

COMPENSATION OF NAMED EXECUTIVE OFFICERS

REPORTING COMPLIANCE

EXHIBITS

ANNUAL MEETING INFORMATION

NOTICE OF 2011 ANNUAL MEETING AND PROXY STATEMENT

Dear Shareholder:

You are cordially invited to attend our Annual Meeting of Shareholders on Wednesday, May 11, 2011 at 9:00 a.m., Pacific Time, at The Hilton Garden Inn, 6450 Carlsbad Rd., Carlsbad, CA 92011. You will be asked to vote on Company proposals.

Whether or not you attend the Annual Meeting, we hope you will vote as soon as possible. You may vote over the internet, as well as by telephone or by mailing a proxy card or voting instruction card. We encourage you to use the internet, as it is the most cost-effective way to vote.

We look forward to seeing you at the Annual Meeting and would like to take this opportunity to remind you that your vote is very important.

Sincerely,



Antonio M. Perez
Chairman of the Board

NOTICE OF THE 2011 ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of Eastman Kodak Company will be held on Wednesday, May 11, 2011 at 9:00 a.m., Pacific Time, at The Hilton Garden Inn, 6450 Carlsbad Rd., Carlsbad, CA 92011. The following will be voted on at the Annual Meeting:

1. Election of 14 directors named in the Proxy Statement for a term of one year or until their successors are duly elected and qualified.
2. Ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm.
3. Advisory vote on the compensation of our Named Executive Officers.
4. Advisory vote on the frequency of the advisory vote on the compensation of our Named Executive Officers.
5. Such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors recommends a vote FOR Items 1, 2 and 3, and recommends 1 year with respect to Item 4.

If you were a shareholder of record at the close of business on March 14, 2011, you are entitled to vote at the Annual Meeting.

We are taking advantage of the Securities and Exchange Commission "e-proxy" rules that allow public companies to furnish proxy materials to their shareholders over the internet. These rules allow us to provide you with the information you need, while lowering the cost of delivery and reducing the environmental impact of our Annual Meeting.

If you have any questions about the Annual Meeting, please contact: Shareholder Services, Eastman Kodak Company, 343 State Street, Rochester, NY 14650-0218, 1-585-724-5492, e-mail: shareholderservices@kodak.com.

The Annual Meeting will be accessible by the handicapped. If you require special assistance, contact Shareholder Services.

By Order of the Board of Directors



Patrick M. Sheller
Secretary & Chief Compliance Officer
Eastman Kodak Company
March 31, 2011

Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting to be held on May 11, 2011.
The Notice of 2011 Annual Meeting and Proxy Statement **and 2010 Annual Report on Form 10-K are available at www.envisionreports.com/ek.**

QUESTIONS & ANSWERS

Q. ***Why am I receiving these proxy materials?***

A. Our Board of Directors (the Board) is providing these proxy materials to you on the internet, or has delivered printed versions to you by mail in connection with Kodak's 2011 Annual Meeting of Shareholders (the Annual Meeting), which will take place on Wednesday, May 11, 2011. As a shareholder of record, you are invited to attend the Annual Meeting and are entitled and requested to vote on the items of business described in this Proxy Statement. The approximate date on which these proxy materials are being made available to you is March 31, 2011.

Q. ***What is included in these proxy materials?***

A. These proxy materials include:

- Our 2010 Annual Report on Form 10-K; and
- Notice of 2011 Annual Meeting and Proxy Statement.

If you received printed versions of the proxy materials by mail, these proxy materials also include the Proxy Card for the Annual Meeting.

Q. ***What am I voting on?***

A. The Board is soliciting your proxy in connection with the Annual Meeting to be held on Wednesday, May 11, 2011 at 9:00 a.m., Pacific Time, at The Hilton Garden Inn, 6450 Carlsbad Rd., Carlsbad, CA 92011, and any adjournment or postponement thereof. You are voting on the following proposals:

1. Election of directors for a term of one year or until their successors are duly elected and qualified.
2. Ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm.
3. Advisory vote on the compensation of our Named Executive Officers.
4. Advisory vote on the frequency of the advisory vote on the compensation of our Named Executive Officers.

The Board recommends that you vote FOR Items 1, 2 and 3, and 1 year on Item 4.

Q. ***Why did I receive a one-page notice in the mail regarding the internet availability of proxy materials this year instead of a full set of proxy materials?***

A. This year, we are pleased to be again following the Securities and Exchange Commission (SEC) "e-proxy" rules. These rules allow companies to furnish proxy materials to shareholders over the internet. The "e-proxy" rules remove the requirement for public companies to automatically send shareholders a full, printed copy of proxy materials and allow them instead to deliver to their shareholders a "Notice of Internet Availability of Proxy Materials" (the Notice) and to provide online access to the documents. As a result, we mailed to many of our shareholders the Notice on or about March 31, 2011.

The Notice provides instructions on how to:

- View our proxy materials for the Annual Meeting on the internet; and
- Request a printed copy of the proxy materials.

In addition, shareholders may request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis. Choosing to receive your future proxy materials by e-mail will save us the cost of printing and mailing documents to you and will reduce the environmental impact of printed materials.

Q. ***Why didn't I receive a notice in the mail about the internet availability of the proxy materials?***

A. We are providing some of our shareholders, including those who have previously requested to receive paper copies of the proxy materials, with paper copies of the proxy materials instead of the Notice.

In addition, we are providing the Notice by e-mail to those shareholders who have previously elected delivery of the proxy materials electronically. Those shareholders should have received an e-mail containing a link to the website where materials are available.

Q. *Where can I view the proxy materials on the internet?*

A. This Proxy Statement, the form of proxy and voting instructions are being made available to shareholders on or about March 31, 2011, at **www.envisionreports.com/ek**. Our 2010 Annual Report on Form 10-K is being made available at the same time and by the same method. The Annual Report on Form 10-K is not to be considered as a part of the proxy solicitation material or as having been incorporated by reference.

Q. *How can I receive a printed copy of the proxy materials?*

A. **Shareholder of Record.** You may request a printed copy of the proxy materials by any of the following methods:

- *Telephone: within the U.S.A., U.S. territories and Canada, call toll-free at 1-866- 641-4276; or outside of the U.S.A., U.S.* territories and Canada, call collect at 1-781-575-3170;
- Internet at **www.envisionreports.com/ek**; or
- E-mail at **investorvote@computershare.com**. Reference "Proxy Materials Order" on the subject line. In the message, include your full name, address, and the number located in the shaded bar on the Notice, and state that you want to receive a paper copy of current and/or future meeting materials.

Beneficial Owner. You may request a printed copy of the proxy materials by following the instructions provided to you by your broker, trustee or nominee.

Q. *What is the difference between holding shares as a shareholder of record and as a beneficial owner?*

A. Most Kodak shareholders hold their shares through a broker or other nominee (beneficial ownership) rather than directly in their own name (shareholder of record). As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record. If your shares are registered in your name with Kodak's transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being made available directly to you by Kodak. As the shareholder of record, you have the right to give your voting proxy to Kodak management or a third party, or to vote in person at the Annual Meeting.

Beneficial Owner. If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being made available to you together with a voting instruction card on behalf of your broker, trustee or nominee. As the beneficial owner, you have the right to direct your broker, trustee or nominee on how to vote your shares and you are also invited to attend the Annual Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee on how to vote your shares. Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting. **Your broker cannot vote your shares without your instructions. If you do not provide voting instructions, your shares will not be voted or counted on several important matters.** In order for your shares to be voted, you must either: 1) obtain a legal proxy that gives you the right to vote the shares at the Annual Meeting or 2) provide voting instructions to your broker.

Q. *Will any other matter be voted on?*

A. Other than as described in the next sentence, we are not aware of any other matters you will be asked to vote on at the Annual Meeting. We have been advised that a shareholder intends to make a motion at the Annual Meeting to vote on a resolution regarding our relationship with the U.S. Chamber of Commerce. If you have returned your signed proxy card or otherwise given the Company's management your proxy, Antonio M. Perez and Patrick M. Sheller, acting as your proxies, intend to use their discretionary voting power to vote against this resolution. If any other matter is properly brought before the Annual Meeting, the proxies will vote for you on such matter in their discretion. New Jersey law (under which the Company is incorporated) requires that you be given notice of all matters to be voted on, other than procedural matters such as adjournment of the Annual Meeting.

Q. *How do I vote?*

A. **Shareholder of Record.** There are four ways to vote, if you are a shareholder of record:

- By internet at **www.envisionreports.com/ek**. We encourage you to vote this way.
- By touch tone telephone: within the U.S.A., U.S. territories and Canada, call toll-free at 1-800-652-VOTE (8683); or outside the U.S.A., U.S. territories and Canada, call collect at 1-781-575-2300.
- By completing and mailing your proxy card.
- By written ballot at the Annual Meeting.

Your shares will be voted as you indicate. If you return your signed proxy card or otherwise give the Company's management your proxy, but do not indicate your voting preferences, Antonio M. Perez and Patrick M. Sheller will vote your shares FOR Items

1, 2 and 3, and 1 year for Item 4. As to any other business that may properly come before the Annual Meeting, Antonio M. Perez and Patrick M. Sheller will vote in accordance with their best judgment.

Beneficial Owner. If you are a beneficial owner, please follow the voting instructions sent to you by your broker, trustee or nominee.

Q. ***What happens if I do not give specific voting instructions?***

A. **Shareholder of Record.** If you are a shareholder of record and you:

- Indicate when voting on the internet or by telephone that you wish to vote as recommended by our Board; or
- If you sign and return a proxy card without giving specific voting instructions,

the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this Proxy Statement, and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting.

Beneficial Owner. If you do not provide your broker, trustee or nominee with specific voting instructions or if you do not obtain a legal proxy that gives you the right to vote the shares, your shares will not be voted or counted on several important matters.

Q. ***What is the deadline for voting my shares?***

A. **Shareholder of Record.** If you are a shareholder of record and vote by internet or telephone, your vote must be received by 1:00 a.m., Eastern Time, on May 11, 2011, the morning of the Annual Meeting. If you are a shareholder of record and vote by mail or by written ballot at the Annual Meeting, your vote must be received before the polls close at the Annual Meeting.

Beneficial Owner. If you are a beneficial owner, please follow the voting instructions provided by your broker, trustee or nominee. You may vote your shares in person at the Annual Meeting only if you obtain a legal proxy from your broker, trustee or nominee and provide it at the Annual Meeting.

Q. ***Who can vote?***

A. To be able to vote your Kodak shares, the records of the Company must show that you held your shares as of the close of business on March 14, 2011, the record date for the Annual Meeting. Each share of common stock is entitled to one vote.

Q. ***How can I change my vote or revoke my proxy?***

A. **Shareholder of Record.** If you are a shareholder of record, you can change your vote or revoke your proxy before the Annual Meeting by:

- Entering a timely new vote by internet or telephone;
- Returning a later-dated proxy card; or
- Notifying Patrick M. Sheller, Secretary.

You may also complete a written ballot at the Annual Meeting.

Beneficial Owner. If you are a beneficial owner, please follow the voting instructions sent to you by your broker, trustee or nominee.

Q. ***How are votes counted?***

A. In the election of directors, you may vote "FOR," "AGAINST" or "ABSTAIN" with respect to each of the nominees. If you elect to abstain in the election of directors, the abstention will not impact the election of directors. In tabulating the voting results for the election of directors, only "FOR" and "AGAINST" votes are counted.

You may vote "FOR," "AGAINST" or "ABSTAIN" with respect to the proposal to ratify the Audit Committee's selection of the independent registered public accounting firm. In tabulating the voting results for this proposal, only "FOR" and "AGAINST" votes are counted. If you elect to abstain with respect to this proposal, the abstention will not impact the ratification of the Audit Committee's selection of the independent registered public accounting firm.

You may vote "FOR," "AGAINST" or "ABSTAIN" with respect to the advisory vote on executive compensation. In tabulating the voting results for this item, only "FOR" and "AGAINST" votes are counted. If you elect to abstain with respect to this proposal, the abstention will not impact the advisory vote on executive compensation.

You may vote "1 YEAR," "2 YEARS," "3 YEARS" or "ABSTAIN" with respect to the frequency of shareholder votes on executive compensation. In tabulating the voting results for this item, only "1 YEAR," "2 YEARS" and "3 YEARS" votes are counted. If you elect to abstain with respect to this proposal, the abstention will not impact the vote as to the frequency of shareholder voting on executive compensation.

Q. *What vote is required to approve each proposal?*
A. The following table describes the voting requirements for each proposal:

Item 1 — Election of Directors	As set forth in the Company's By-laws, the Board has adopted a majority voting standard for uncontested director elections. Because the number of nominees properly nominated for the Annual Meeting is the same as the number of directors to be elected at the Annual Meeting, the 2011 election of directors is an uncontested election. To be elected in an uncontested election, a director nominee must be elected by a majority of the votes cast with respect to that director nominee. A majority of the votes cast means that the number of votes cast FOR a nominee's election must exceed the number of votes cast AGAINST the nominee's election. Each nominee receiving more votes FOR his or her election than votes AGAINST his or her election will be elected.
Item 2 — Ratification of the Audit Committee's Selection of PricewaterhouseCoopers LLP as our Independent Registered Public Accounting Firm	To be approved, this proposal must receive the affirmative vote of a majority of the votes cast at the Annual Meeting.
Item 3 — Advisory Vote on the Compensation of our Named Executive Officers	To be approved on an advisory basis, this proposal must receive the affirmative vote of a majority of the votes cast at the Annual Meeting.
Item 4 — Advisory Vote on the Frequency of the Advisory Vote on the Compensation of our Named Executive Officers	To be approved on an advisory basis, the frequency (1 year, 2 years or 3 years) will be that which receives the most votes cast at the Annual Meeting.

See pages 9 – 10 for Questions and Answers regarding the advisory votes on executive compensation and the shareholder voting on executive compensation.

Q. *Is my vote confidential?*
A. Yes. Only the inspectors of election and certain individuals who help with processing and counting the votes have access to your vote. Directors and employees of the Company may see your vote only if the Company needs to defend itself against a claim or if there is a proxy solicitation by someone other than the Company. Therefore, please do not write any comments on your proxy card.

Q. *Who will count the vote?*
A. Computershare Trust Company, N.A. will count the vote. Its representative will serve as the inspector of election.

Q. *Who can attend the Annual Meeting?*
A. If the records of the Company show that you held your shares as of the close of business on March 14, 2011, the record date for the Annual Meeting, you can attend the Annual Meeting. Seating, however, is limited. Attendance at the Annual Meeting will be on a first-come, first-served basis, upon arrival at the Annual Meeting. Photographs may be taken and videotaping may be conducted at the Annual Meeting by the Company. We may use these images in publications. If you attend the Annual Meeting, we assume we have your permission to use your image.

Q. *What do I need to do to attend the Annual Meeting?*
A. To attend the Annual Meeting, please follow these instructions:

- If you vote by internet or telephone, follow the instructions provided for attendance.
- If you vote by using a proxy card, check the appropriate box on the card.
- If you are a beneficial owner, bring proof of your ownership with you to the Annual Meeting as well as proof of identity in the form of a government issued ID.
- To enter the Annual Meeting, bring the Admission Ticket attached to your proxy card or printed from the internet as well as proof of identity in the form of a government issued ID.
- If you do not have an Admission Ticket, go to the registration area upon arrival at the Annual Meeting.

Seating at the Annual Meeting will be on a first-come, first-served basis, upon arrival at the Annual Meeting.

Q. ***Can I bring a guest?***

A. Yes. If you plan to bring a guest to the Annual Meeting, follow the instructions on the internet or telephone or check the appropriate box on your proxy card. When you go through the registration area at the Annual Meeting, your guest must register with you and must present proof of identity in the form of a government issued ID.

Q. ***What is the quorum requirement of the Annual Meeting?***

A. A majority of the outstanding shares on March 14, 2011 constitutes a quorum for voting at the Annual Meeting. If you vote, your shares will be part of the quorum. Abstentions and broker non-votes, other than where stated, will be counted in determining the quorum, but neither will be counted as votes cast. On March 14, 2011, there were 269,038,172 shares outstanding.

Q. ***Where can I find the voting results of the Annual Meeting?***

A. We intend to announce preliminary voting results at the Annual Meeting and disclose final results in a Form 8-K to be filed with the SEC within four business days of the Annual Meeting. If final results are not available at such time, the Form 8-K will disclose preliminary results, to be followed with an amended Form 8-K when final results are available. We also will publish final results on our corporate governance website at **www.kodak.com/go/governance**.

Q. ***Can I nominate someone to the Board?***

A. Our By-laws provide that any shareholder may nominate a person for election to the Board so long as the shareholder follows the procedure outlined in the By-laws as summarized below. In addition, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of Kodak common stock to elect the nominee. This is the procedure to be followed for direct nominations, as opposed to recommendations of nominees for consideration by our Corporate Responsibility and Governance Committee.

The complete description of the procedure for shareholder nomination of director candidates is contained in our By-laws. A copy of the full text of the by-law provision containing this procedure may be obtained by writing to our Secretary at our principal executive offices. Our By-laws can also be accessed at **www.kodak.com/go/governance**. For purposes of summarizing this procedure, we have assumed: 1) the date of the upcoming Annual Meeting is within 30 days of the anniversary of the annual meeting for the previous year and 2) if the size of the Board is to be increased, that both the name of the director nominee and the size of the increased Board are publicly disclosed at least 120 days prior to the first anniversary of the previous year's annual meeting. Based on these assumptions, a shareholder desiring to nominate one or more candidates for election at the next annual meeting must deliver written notice of such nomination to our Secretary, at our principal office, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. Accordingly, for our 2012 annual meeting, notice of nomination must be delivered to our Secretary no earlier than January 12, 2012 and no later than February 11, 2012.

The written notice to our Secretary must contain the following information with respect to each nominee: 1) the proposing shareholder's name and address; 2) the number of shares of the Company owned of record and beneficially by the proposing shareholder; 3) the name of the person to be nominated; 4) the number of shares of the Company owned of record and beneficially by the nominee; 5) a description of all relationships, arrangements and understandings between the shareholder and the nominee and any other person or persons (naming such person or persons) pursuant to which the nomination is to be made by the shareholder; 6) such other information regarding the nominee as would have been required to be included in the Proxy Statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or intended to be nominated, by the Board, such as the nominee's name, age and business experience; and 7) the nominee's signed consent to serve as a director if so elected.

Persons who are nominated in accordance with this procedure will be eligible for election as directors at the 2012 annual meeting of the Company's shareholders.

Q. ***What is the deadline to propose actions for consideration at the 2012 annual meeting?***

A. For a shareholder proposal to be considered for inclusion in Kodak's proxy statement for the 2012 annual meeting, the Secretary must receive the written proposal at our executive office no later than December 2, 2011. Proposals received after this date will be considered untimely. Proposals must comply with SEC regulations under Rule 14a-8 regarding the inclusion of shareholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

Secretary
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0218

For a shareholder proposal that is not intended to be included in Kodak's proxy statement under Rule 14a-8, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of Kodak common stock to approve that proposal, provide the information required by the By-laws of Kodak and give timely notice to the Secretary in accordance with the By-laws of Kodak, which, in general, require that the notice be received by the Secretary:

- Not earlier than the close of business on January 12, 2012; and
- Not later than the close of business on February 11, 2012.

If the date of the shareholder meeting is moved more than 30 days before or 30 days after the anniversary of the 2011 Annual Meeting, then notice of a shareholder proposal that is not intended to be included in Kodak's proxy statement under Rule 14a-8 must be received no earlier than the close of business 120 days prior to the meeting and no later than the close of business on the later of the following two dates:

- 90 days prior to the meeting; and
- 10 days after public announcement of the meeting date.

You may contact our Secretary at our executive office for a copy of the relevant by-law provisions regarding the requirements for making shareholder proposals. Our By-laws can also be accessed at **www.kodak.com/go/governance**.

Q. ***How much did this proxy solicitation cost?***

A. The Company hired Georgeson Inc. to assist in the solicitation of votes. The estimated fee that the Company will pay for Georgeson's services is $20,000 plus reasonable out-of-pocket expenses. In addition, the Company will reimburse brokerage houses and other custodians, nominees, trustees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to shareholders. Directors, officers and employees of the Company may solicit proxies and voting instructions in person, by telephone or other means of communication. These directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with these solicitations.

Q. ***What other information about Kodak is available?***

A. The following information is available:

- 2010 Annual Report on Form 10-K on Kodak's website at **www.kodak.com/go/invest**
- Transcript of the 2010 Annual Meeting on Kodak's website at **www.kodak.com/go/governance**
- Plan descriptions, annual reports and trust agreements for benefits plans of the Company and its subsidiaries
- Health, Safety and Environment Sustainability Report on Kodak's website at **www.kodak.com/go/sustainabilityreport**
- *Corporate Responsibility Principles* on Kodak's website at **www.kodak.com/go/governance**
- Corporate Governance Guidelines on Kodak's website at **www.kodak.com/go/directors**
- Business Conduct Guide on Kodak's website at **www.kodak.com/go/governance**
- Eastman Kodak Company By-laws on Kodak's website at **www.kodak.com/go/governance**
- Charters of the Board's Committees (Audit Committee, Corporate Responsibility and Governance Committee, Executive Committee, Executive Compensation and Development Committee, and Finance Committee) on Kodak's website at **www.kodak.com/go/committees**
- *Directors' Code of Conduct* on Kodak's website at **www.kodak.com/go/directors**
- Kodak Board of Directors Policy on Recoupment of Annual Incentive Bonuses in the Event of a Restatement Due to Fraud or Misconduct at **www.kodak.com/go/governance**
- Corporate Political Contributions and Expenditures Policy on Kodak's website at **www.kodak.com/go/governance**

You may request printed copies of any of these documents by contacting:

Shareholder Services
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0218
1-585-724-5492
E-mail: shareholderservices@kodak.com

The address of our principal executive office is:

Eastman Kodak Company
343 State Street
Rochester, NY 14650

HOUSEHOLDING OF DISCLOSURE DOCUMENTS

The SEC has adopted rules regarding the delivery of disclosure documents to shareholders sharing the same address. This rule benefits both you and Kodak. It reduces the volume of duplicate information received at your household and helps Kodak reduce expenses. Kodak expects to follow this rule any time it distributes annual reports, proxy statements, information statements and prospectuses. As a result, we are sending only one copy of the Notice to multiple shareholders sharing an address, unless we receive contrary instructions from one or more of these shareholders.

If your household received a Notice for this year, but you would prefer to receive your own copy, please contact Kodak's transfer agent, Computershare Trust Company, N.A., by calling its toll-free number, 1-800-253-6057, or by mail at P.O. Box 43078, Providence, RI 02940-3078.

If you would like to receive your own Notice in future years, follow the instructions described below:

- If your Kodak shares are registered in your own name, please contact Kodak's transfer agent, Computershare Trust Company, N.A., and inform them of your request by phone: 1-800-253-6057, or by mail: P.O. Box 43078, Providence, RI 02940-3078. You may also use this same contact information if you share an address with another Kodak shareholder, and together both of you would like to receive only a single Notice.
- If a broker or other nominee holds your Kodak shares, please contact Broadridge Financial Solutions, Inc. and inform them of your request by phone: 1-800-542-1061, or by mail: Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Be sure to include your name, the name of your brokerage firm and your account number. If you share an address with another Kodak shareholder, and together both of you would like to receive only a single Notice, please contact your broker.

AUDIO WEBCAST OF ANNUAL MEETING AVAILABLE ON THE INTERNET

Kodak's Annual Meeting will be webcast live. If you have internet access, you can listen to the webcast by going to Kodak's Investor Center webpage at **www.kodak.com/go/invest**. This webcast is listen only. You will not be able to ask questions. The Annual Meeting audio webcast will remain available on our website for a short period of time after the Annual Meeting.

Information included on our website, other than our Proxy Statement and proxy card, is not part of the proxy solicitation materials.

PRINTED COPY OF 2010 ANNUAL REPORT ON FORM 10-K

The Company will provide without charge, upon your request, a printed copy of its 2010 Annual Report on Form 10-K. To receive a printed copy of the 2010 Annual Report on Form 10-K, please contact:

Shareholder Services
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0218
1-585-724-5492

E-mail: shareholderservices@kodak.com

PROPOSALS

COMPANY PROPOSALS

ITEM 1 — Election of Directors

Kodak's By-laws require us to have at least nine but no more than 18 directors. The number of directors is set by the Board and is currently 15. The Board intends to reduce the size of the Board to 14 directors, effective May 11, 2011. Mr. Perez is the only director who is an employee of the Company.

There are 14 directors standing for re-election (Richard S. Braddock, Herald Y. Chen, Adam H. Clammer, Timothy M. Donahue, Michael J. Hawley, William H. Hernandez, Douglas R. Lebda, Kyle P. Legg, Delano E. Lewis, William G. Parrett, Antonio M. Perez, Joel Seligman, Dennis F. Strigl and Laura D'Andrea Tyson). All the nominees agree to serve a one-year term. Information about the director nominees is provided on pages 13 – 18 of this Proxy Statement. Debra L. Lee will not be standing for re-election. Pursuant to our Corporate Governance Guidelines, the Board has waived the director retirement age of 72 with regard to Mr. Lewis.

If a nominee is unable to stand for election, the Board may reduce the number of directors or choose a substitute. If the Board chooses a substitute, the shares represented by proxies will be voted for the substitute. If a director retires, resigns, dies or is unable to serve for any reason, the Board may reduce the number of directors or elect a new director to fill the vacancy.

Each director nominee who receives more "FOR" votes than "AGAINST" votes representing shares of the Company's common stock presented in person or represented by proxy and entitled to be voted at the Annual Meeting will be elected.

If a director nominee receives a greater number of votes "AGAINST" his or her election than votes "FOR" such election, the Board will decide, in accordance with the Company's Majority Vote Policy described on page 24 of this Proxy Statement, whether to accept the irrevocable letter of resignation the nominee submitted as a condition of being nominated to the Board as required by the Majority Vote Policy.

The Board of Directors recommends a vote FOR the election of all the director nominees.

ITEM 2 — Ratification of the Audit Committee's Selection of PricewaterhouseCoopers LLP as our Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP has been the Company's independent accountants for many years. The Audit Committee has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm to serve a one-year term beginning on the date of the 2011 Annual Meeting.

A representative of PricewaterhouseCoopers LLP is expected to attend the Annual Meeting to respond to questions and, if he or she desires, make a statement.

As a matter of good corporate governance, the Audit Committee has determined to submit its selection of the independent registered public accounting firm to our shareholders for ratification. In the event that this selection of PricewaterhouseCoopers LLP is not ratified, the Audit Committee will review its future selection of an independent registered public accounting firm.

The ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP requires the affirmative vote of a majority of the votes cast by the holders of shares entitled to vote.

The Board of Directors recommends a vote FOR ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm.

ITEM 3 — Advisory Vote on the Compensation of our Named Executive Officers

What am I voting on?

Our Named Executive Officers are identified in the Compensation Discussion and Analysis on page 38 of this Proxy Statement. Pursuant to Section 14A of the Securities Exchange Act, you are voting on a proposal, commonly known as the "say-on-pay" proposal, which gives our shareholders the opportunity to endorse or not endorse our Named Executive Officer pay programs and policies through the following resolution:

RESOLVED, that the shareholders approve the compensation of Eastman Kodak Company's Named Executive Officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders (which disclosure includes the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure).

What factors should I consider in voting on this proposal?

We urge you to consider the various factors regarding compensation matters as discussed in the Compensation Discussion and Analysis, beginning on page 36 of this Proxy Statement.

As discussed in the Compensation Discussion and Analysis, we believe that our executive compensation program is designed to attract, motivate and retain individuals with the skills required to implement the Company's strategic plan and achieve annual and long-term performance goals necessary to create shareholder value. Our compensation strategy is to provide opportunities to reward our executives when they deliver defined performance results that are based on the business strategy of the Company. Through stock ownership requirements and equity incentives, we also align the interests of our executives with those of our shareholders and the long-term interests of the Company. We believe that the fiscal year 2010 compensation of our Named Executive Officers was appropriate and aligned with Company performance results and our strategic plan.

Why is the proposal being submitted to the shareholders?
Recent legislation, known as the Dodd-Frank Wall Street Reform and Consumer Protection Act, or simply the Dodd-Frank Act, requires that public companies give their shareholders the opportunity to vote say-on-pay proposals at the first annual meeting of shareholders held after January 21, 2011. The Securities Exchange Commission, or SEC, has issued rules to implement the provisions of the Dodd-Frank Act relating to shareholder voting on executive compensation (including say-on-pay and say-when-on-pay proposals), which describe the means by which shareholders must be provided the opportunity to vote.

Is this vote binding on the Board of Directors?
In order to be approved on an advisory basis, this proposal must receive the affirmative vote of the majority of votes cast. Because your vote is advisory, it will not be binding on the Board of Directors. However, our Board of Directors values the opinions that our shareholders express in their votes and will take into account the outcome of the vote when considering future executive compensation arrangements as it deems appropriate.

How does the Board of Directors recommend that I vote?
The Board of Directors recommends that you vote FOR the advisory resolution approving the compensation of Eastman Kodak Company's Named Executive Officers as described in the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure.

ITEM 4 — Advisory Vote on the Frequency of the Advisory Vote on the Compensation of our Named Executive Officers

What am I voting on?
Pursuant to Section 14A of the Securities Exchange Act, you are voting on the frequency with which the say-on-pay vote should be held. Specifically, the Dodd-Frank Act enables our shareholders to indicate how frequently we should seek an advisory vote on the compensation of our Named Executive Officers. By voting on this proposal, shareholders may indicate whether they would prefer an advisory vote on Named Executive Officer compensation once every one, two or three years.

How do I indicate my preference?
You may cast your vote on your preferred voting frequency by choosing the option of one year, two years, or three years, or you may abstain from voting.

Is this vote binding on the Board of Directors?
The option of one year, two years or three years that receives the highest number of votes cast by shareholders will be the frequency for the advisory vote on executive compensation that has been selected by shareholders. However, because this vote is advisory and is not binding on the Board of Directors, the Board may decide that it is in the best interests of our shareholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option approved by our shareholders.

How does the Board recommend that I vote?
After careful consideration of this proposal, our Board of Directors has determined that an advisory vote on executive compensation that occurs every year is the most appropriate alternative for the Company.

In deciding upon this recommendation, our Board considered that an annual vote on executive compensation is an effective means by which our shareholders may provide us with their direct input on our compensation philosophy, policies and practices as disclosed in the proxy statement every year. Additionally, an annual advisory vote on executive compensation is consistent with our program of seeking input from and engaging in discussions with our shareholders on corporate governance matters and on our executive compensation philosophy, policies and practices, in order to create long-term value for our shareholders.

The Board of Directors recommends that you vote for a one-year interval for the advisory vote on executive compensation.

BOARD STRUCTURE AND CORPORATE GOVERNANCE

INTRODUCTION

Ethical business conduct and good corporate governance are well established practices at Kodak. The Company and the Board have long practiced good corporate governance and believe it to be a prerequisite to delivering sustained, long-term value to our shareholders. We continually monitor developments in the area of corporate governance and lead in developing and implementing best practices. Strong corporate governance is a fundamental goal of our Board.

CORPORATE GOVERNANCE GUIDELINES

Our Corporate Governance Guidelines reflect the principles by which our Board operates. From time to time, the Board reviews and revises our Corporate Governance Guidelines in response to regulatory requirements and evolving best practices. A copy of the Corporate Governance Guidelines is published on our website at **www.kodak.com/go/directors**.

BUSINESS CONDUCT GUIDE AND DIRECTORS' CODE OF CONDUCT

The reputation of our Company and our brand has been built by more than a century of ethical business conduct. All of our employees, including the Chief Executive Officer (CEO), the Chief Financial Officer (CFO), the Controller, all other senior financial officers and all other Section 16 Executive Officers, as defined under Section 16 of the Securities Exchange Act of 1934 (a Section 16 Executive Officer) are required to comply with our code of conduct, the "Business Conduct Guide." The Business Conduct Guide requires our employees to maintain the highest ethical standards in the conduct of Company business so that they and the Company are always above reproach. We also have a code of conduct for our Directors, known as the Directors' Code of Conduct. Our Business Conduct Guide is published on our website at **www.kodak.com/go/governance** and our Directors' Code of Conduct is published on our website at **www.kodak.com/go/directors**. We will post on this website any amendments to the Business Conduct Guide or Directors' Code of Conduct and any waivers of either code for Directors or the Company's CEO, CFO or Controller. Our Directors certify in writing that they understand and are in compliance with the Directors' Code of Conduct.

BOARD INDEPENDENCE

For a number of years, a substantial majority of our Board has been comprised of independent directors. In February 2004, the Board adopted Director Independence Standards to aid it in determining whether a director is independent. The Director Independence Standards are attached as Exhibit I to this Proxy Statement.

The Board has determined that each of the following directors has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and is independent under the Company's Director Independence Standards and, therefore, is independent within the meaning of the NYSE's Listing Standards and the rules of the SEC: Richard S. Braddock, Herald Y. Chen, Adam H. Clammer, Timothy M. Donahue, Michael J. Hawley, William H. Hernandez, Douglas R. Lebda, Debra L. Lee, Kyle P. Legg, Delano E. Lewis, William G. Parrett, Joel Seligman, Dennis F. Strigl and Laura D'Andrea Tyson. The remaining director, Antonio M. Perez, Chairman of the Board and CEO, is an employee of the Company and, therefore, is not independent.

In the course of the Board's determination regarding the independence of each non-employee director, it considered any transactions, relationships and arrangements as required by the Company's Independence Standards. With respect to the most recent completed fiscal year, the Board, through the Corporate Responsibility and Governance Committee, considered the Company's repurchase of the Senior Secured Notes, in the principal amount of $300 million, from affiliates of Kohlberg Kravis Roberts & Co. L.P. The Board determined that neither Mr. Chen nor Mr. Clammer had a material interest in this transaction that would affect their independence.

AUDIT COMMITTEE FINANCIAL QUALIFICATIONS AND MEMBERSHIPS

The Board has determined that all members of its Audit Committee (Richard S. Braddock, Debra L. Lee, Delano E. Lewis, William G. Parrett, Joel Seligman and Dennis F. Strigl) are independent and are financially literate as required by the NYSE, and that Richard S. Braddock and William G. Parrett possess the qualifications of an Audit Committee Financial Expert, as defined by SEC rules, and have accounting or related financial management expertise, as required by the NYSE.

The Board determined that William G. Parrett's simultaneous service on the audit committees of three other public companies will not impair his ability to effectively serve on the Company's Audit Committee.

REVIEW, APPROVAL OR RATIFICATION OF TRANSACTIONS WITH RELATED PERSONS

Our Board has adopted written policies and procedures relating to approval or ratification of "interested transactions" with "related parties." Under these policies and procedures, which are posted on our website at **www.kodak.com/go/directors**, our Corporate Responsibility and Governance Committee (the "Governance Committee") reviews the material facts of all interested transactions that require the Governance Committee's approval. The Governance Committee will approve or disapprove the interested transactions, subject to certain exceptions, by taking into account, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person's interest in the transaction. No director may participate in any discussion or approval of an interested transaction for which he or she is a related party. If an interested transaction will be ongoing, the Governance Committee may establish guidelines for our management to follow in its ongoing dealings with the related party and then, at least annually, must review and assess ongoing relationships with the related party.

Under the Board's policies and procedures, an "interested transaction" is any transaction, arrangement or relationship, or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness), in which the aggregate amount involved will or may be expected to exceed $100,000 in any calendar year, the Company is a participant and any related party has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A "related party" is any person who is or was since the beginning of the last fiscal year for which we have filed a Form 10-K and proxy statement, a Section 16 Executive Officer, director or nominee for election as a director (even if they presently do not serve in that role), any greater than 5% beneficial owner of the Company's common stock or any immediate family member of any of the foregoing. Immediate family member includes a person's spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law and anyone residing in such person's home (other than a tenant or employee).

The Governance Committee has reviewed and pre-approved certain types of interested transactions described below. In addition, our Board has delegated to the chair of the Governance Committee the authority to pre-approve or ratify (as applicable) any interested transaction with a related party in which the aggregate amount involved is expected to be less than $500,000. Pre-approved interested transactions include:

- Employment of Section 16 Executive Officers either if the related compensation is required to be reported in our proxy statement or if the Section 16 Executive Officer is not an immediate family member of another Section 16 Executive Officer or a director of our Company and the related compensation would be reported in our proxy statement if the Section 16 Executive Officer was a "Named Executive Officer" and our Executive Compensation and Development Committee approved (or recommended that the Board approve) such compensation.
- Any compensation paid to a director if the compensation is required to be reported in our proxy statement.
- Any transaction with another company with which a related person's only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company's shares, if the aggregate amount involved does not exceed the greater of $1 million or 2% of that company's total annual revenues.
- Any charitable contribution, grant or endowment by the Company to a charitable organization, foundation or university with which a related person's only relationship is as an employee (other than an executive officer) or a director, if the aggregate amount involved does not exceed the greater of $1 million or 2% of the charitable organization's total annual receipts.
- Any transaction where the related person's interest arises solely from the ownership of the Company's common stock and all holders of our common stock received the same benefit on a pro rata basis (e.g., dividends).
- Any transaction involving a related party where the rates or charges involved are determined by competitive bids.
- Any transaction with a related party involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority.
- Any transaction with a related party involving services as a bank depository of funds, transfer agent, registrar, trustee under a trust indenture or similar services.

The Governance Committee reviewed one interested transaction with a related party occurring in 2010 that did not fall within any of the pre-approved interested transactions described above, as follows:

- Dolores Kruchten, a Vice President of the Company, is the spouse of Brad Kruchten, a Senior Vice President and Section 16 Officer of the Company. There is no employment reporting relationship between Mr. Kruchten and Ms. Kruchten. Ms. Kruchten earned the following compensation in 2010: $277,127, consisting of base salary and non-equity variable pay.

BOARD OF DIRECTORS

Nominees to Serve a One-Year Term Expiring at the 2012 Annual Meeting

As described on page 23 of this Proxy Statement, the Governance Committee and the Board seek to ensure that the Board is composed of members who bring an appropriate mix of skills and experience across a variety of disciplines, including strategic planning, organizational management, corporate finance, mergers and acquisitions, marketing, digital technologies, public policy, economics, executive compensation, risk management, international operations, corporate governance and internal controls, each of which are important areas of responsibility for the Board and its Committees. In addition, as set forth in the Board's Director Qualification Standards, diversity is an important factor in our consideration of director candidates.

The Board and the Governance Committee believe that each of the director nominees possesses important experience and skills that provide the Board with an optimal balance of leadership, competencies, qualifications and diversity in areas that are important to the Company. Each of the Company's director nominees has high ethical standards, acts with integrity and exercises careful, mature judgment. Each is committed to employing his or her skills and abilities to aid the long-term interests of our shareholders. In addition, our director nominees are knowledgeable and experienced in one or more business, governmental or academic endeavors, which further qualifies them for service as members of the Board.

In addition to the biographical information in each director nominee's profile below, the Board and the Governance Committee considered the listed *Key Experience, Skills and other Qualifications* in determining to nominate the directors for re-election.



RICHARD S. BRADDOCK

RICHARD S. BRADDOCK *Director since May 1987*

Mr. Braddock, 69, is the Chairman & Chief Executive Officer of Fresh Direct, an internet-based service for the purchase of grocery and household products. He was named Chief Executive Officer on March 4, 2008 and has been the Chairman since 2005. Mr. Braddock began his business career in 1965 spending a number of years in product management at General Foods. He joined Citicorp in 1973, was elected to the board of directors in 1985 and was elected President and Chief Operating Officer of Citicorp and its principal subsidiary, Citibank, N.A. in January, 1990. Mr. Braddock resigned from Citicorp in November 1992, and subsequently served as Chief Executive Officer of Medco Containment Services, Inc., a prescription drug services company, until its acquisition by Merck & Co., Inc., and then spent a year as a principal of Clayton, Dubilier & Rice, Inc., a private equity firm. He served as Chairman (non-executive) of True North Communications Inc. from December 1997 to January 1999. He served as Chairman and Chief Executive Officer of priceline.com from August 1998 to April 2004. Mr. Braddock served as Chairman of MidOcean Partners, a private investment firm, from April 2003 until December 2007. Mr. Braddock served as a director of Marriott International, Inc. until 2008 and Cadbury, PLC until 2007.

Key Experience, Skills and other Qualifications:

Through the executive-level positions that Mr. Braddock has held with several public and private companies, he has gained extensive experience in strategic planning, corporate finance, mergers and acquisitions, risk management, executive compensation and operations. These qualifications and experience inform Mr. Braddock and the Board as they make strategic decisions regarding the Company. In addition, Mr. Braddock is skilled in marketing and product commercialization, two areas that are critical to the future strategic direction of the Company. As a result of his roles as a director of a number of public and private companies, Mr. Braddock has gained substantial experience in the fields of risk management and corporate governance.



HERALD Y. CHEN

HERALD Y. CHEN *Director since September 2009*

Herald Y. Chen, 41, Director, Kohlberg Kravis Roberts & Co. LLC (KKR), rejoined KKR, a private equity firm, in 2007, having previously worked for the firm from 1995 to 1997. He is a member of the Technology and Media industry teams with a focus on software, services and digital media/internet assets. He serves on the board of the private equity firm Accel-KKR and previously served on several other boards, including United American Energy and American Ref-fuel, both of which are involved in the energy and power production industries, WJ Communications, a supplier of sound and frequency systems, VCST NV, a manufacturer of automotive parts, and Byram Healthcare. Prior to joining KKR, Mr. Chen was a Managing Director with Fox Paine & Company focusing on management buyouts including ACMI Corporation, a medical imaging systems company, where he also served as Chief Executive Officer. Before joining Fox Paine, he was Chief Financial Officer and co-founder of Jamcracker, Inc., a software-as-a-service solutions company. Prior to completing his M.B.A., Mr. Chen was employed by KKR and Goldman, Sachs & Co.

Key Experience, Skills and other Qualifications:

As a consequence of the various positions he has held, Mr. Chen has expertise in corporate finance, mergers and acquisitions, strategic business planning, executive compensation, digital technologies, risk management and corporate governance. Through his background in private equity, Mr. Chen brings experience in advising businesses that are in transformation or implementing a turnaround strategy.



ADAM H. CLAMMER

ADAM H. CLAMMER *Director since September 2009*

Adam H. Clammer, 40, is a Partner at Kohlberg Kravis Roberts & Co. (KKR), a private equity firm where he heads the Global Technology Group. Mr. Clammer began his career at KKR in 1995. From 1992 to 1995, Mr. Clammer worked in the Mergers and Acquisitions Department of Morgan Stanley & Co. Mr. Clammer currently serves as a director of Aricent Inc., a global software services company, Avago Technologies, a semiconductor business focused on wireless, optical and networking solutions, and TASC, a provider of defense and security systems. He has previously served on several additional public and private boards of companies that provide technology, health care and consumer products.

Key Experience, Skills and other Qualifications:

As a consequence of the various positions he has held, Mr. Clammer has expertise in corporate finance, mergers and acquisitions, strategic business planning, executive compensation, digital technologies, risk management and corporate governance. Through his background in private equity, Mr. Clammer brings experience in advising businesses that are in transformation or implementing a turnaround strategy. Mr. Clammer has broad experience as a director of other public and private boards, through which he has developed skills in creating shareholder value as well as risk management and corporate governance.



TIMOTHY M. DONAHUE

TIMOTHY M. DONAHUE *Director since October 2001*

Mr. Donahue, 62, is the retired Executive Chairman of Sprint Nextel Corporation, a telecommunications services provider, where he served since the merger of Sprint Corporation and Nextel Communications, Inc. on August 12, 2005. Mr. Donahue retired in 2006. Previously, he was the President and Chief Executive Officer of Nextel Communications, Inc., positions he held since August 1999. He joined Nextel in February 1996 as President and Chief Operating Officer. Mr. Donahue has served as Chairman of the Cellular Telecommunications and Internet Association, the wireless industry's largest and most respected association. Before joining Nextel, he served as Northeast Regional President for AT&T Wireless Services Operations from 1991 to 1996. Mr. Donahue began his career with AT&T Wireless Services (formerly McCaw Cellular Communications) in 1986 as President for McCaw Cellular's paging division. In 1989, he was named McCaw Cellular's President for the U.S. central region. Mr. Donahue is a director of NVR, Inc., a home building and mortgage banking firm, Covidien AG, a health care products company, and Tyco International Ltd.

Key Experience, Skills and other Qualifications:

Based on nearly twenty years of executive level employment in the telecommunications industry, Mr. Donahue has developed extensive experience in strategic planning, operations, corporate finance, marketing, digital technologies, and mergers and acquisitions. Mr. Donahue has broad experience as a director on other public company boards, through which he has further developed skills and experience in risk management and corporate governance.



MICHAEL J. HAWLEY

MICHAEL J. HAWLEY *Director since December 2004*

Dr. Hawley, 49, is the former Director of Special Projects for the Massachusetts Institute of Technology (MIT), an academic institution, a position he held from 2001 until August 2006. Prior to assuming these duties, Dr. Hawley served as the Alex W. Dreyfoos Assistant Professor of Media Technology at the MIT Media Lab. From 1986 to 1995, he held a number of positions with MIT, including Assistant Professor, Media Laboratory; Assistant Professor, Electrical Engineering and Computer Science; and Research Assistant, Media Laboratory. Dr. Hawley is the founder of Friendly Planet, a non-profit organization working to provide better educational opportunities for children in developing regions of the world. He is also a co-founder of Things That Think, a ground-breaking research program that examines the way digital media infuses itself into everyday objects. Dr. Hawley served as a director of Color Kinetics Inc, a lighting systems technology firm, until 2007.

Key Experience, Skills and other Qualifications:

Dr. Hawley brings to the Board skills and experience in the field of digital media technology which is directly relevant to the Company's digital imaging products and our research and development in the field of digital imaging.



WILLIAM H. HERNANDEZ

WILLIAM H. HERNANDEZ *Director since February 2003*

Mr. Hernandez, 62, is the former Senior Vice President, Finance, and Chief Financial Officer of PPG Industries, Inc., a manufacturer of chemical and industrial products, having retired in 2009. Prior to assuming these duties in 1995, Mr. Hernandez served as PPG's Corporate Controller from 1990 to 1994 and as Vice President and Controller in 1994. From 1974 until 1990, Mr. Hernandez held a number of positions with Borg-Warner Corporation, including Assistant Controller, Chemicals; Controller, Chemicals; Business Director, ABS Polymers; Assistant Corporate Controller; Vice President, Finance; and Chief Financial Officer, Borg-Warner Automotive, Inc. Earlier in his career, Mr. Hernandez was a financial analyst for Ford Motor Company. Mr. Hernandez is a Certified Management Accountant. Mr. Hernandez is also a director of Black Box Corporation, a provider of business communications services, USG Corporation, a manufacturer of building materials, and Albemarle Corporation, a manufacturer of polymers and chemicals.

Key Experience, Skills and other Qualifications:

Mr. Hernandez contributes to the Board broad experience in corporate finance, risk management, operations, marketing, mergers and acquisitions, strategic planning and executive compensation. In particular, Mr. Hernandez is highly qualified in the fields of accounting, internal controls and economics, which contributes to effective service on the Board and its Committees. Mr. Hernandez serves on the boards of other public companies through which he has gained additional experience in risk management and corporate governance.



DOUGLAS R. LEBDA

DOUGLAS R. LEBDA *Director since November 2007*

Mr. Lebda, 41 has served as the Chairman, Chief Executive Officer and a director of Tree.com, the parent company of Lending Tree.com, an internet-based financial services firm, since 2008. From the end of 2005 to January 2008, Mr. Lebda served as President and Chief Operating Officer of IAC/InterActiveCorp. Prior to assuming these roles, Mr. Lebda served as the Chief Executive Officer of LendingTree since September 1998. Mr. Lebda founded Lending Tree in 1986 and became its Chairman of the Board at that time. Before founding LendingTree Mr. Lebda worked as an auditor and consultant for PricewaterhouseCoopers LLP.

Key Experience, Skills and other Qualifications:

Mr. Lebda has substantial corporate leadership experience in operations, mergers and acquisitions, strategic planning, consumer marketing and executive compensation. Mr. Lebda's background as a leader of an internet-based technology business is particularly relevant to the Company as it seeks to grow its portfolio of digital products and market its products and services through the internet. In addition, Mr. Lebda has skills in the fields of accounting, internal controls and corporate finance. Through his background as a successful entrepreneur Mr. Lebda brings a valuable perspective to the Board as the Company seeks to expand its new digital growth businesses.



KYLE P. LEGG

KYLE P. LEGG *Director since September 2010*

Kyle Prechtl Legg, 59, is the former Chief Executive Officer of Legg Mason Capital Management (LMCM). Ms. Legg retired in 2009. Ms. Legg has more than 30 years of professional experience in the investment industry. She joined LMCM in 1991, was named President of the firm in 1997, and became Chief Executive Officer in March 2006. Ms. Legg built a leading global equity investment management business at LMCM, serving high-end institutional clients, including some of the world's largest sovereign wealth funds, domestic and foreign company pension plans, corporate funds, endowments, and foundations. Prior to joining LMCM, Ms. Legg was a securities analyst with Alex, Brown & Sons. A Chartered Financial Analyst, Ms. Legg received her Bachelor of Arts degree in mathematics from Goucher College in 1972, a Juris Doctor degree from the University of Baltimore in 1978, and in 1981 earned her Master of Business Administration degree from Loyola College.

Key Experience, Skills and other Qualifications:

Through her background as an institutional investor, Ms. Legg brings to the Board the perspective of a shareholder, together with extensive experience in risk management, strategic planning, corporate finance and economics.



DELANO E. LEWIS

DELANO E. LEWIS *Director since July 2001*

Mr. Lewis, 72, is a Senior Fellow at New Mexico State University. Mr. Lewis is the former U.S. Ambassador to South Africa, a position he held from December 1999 to July 2001. Prior to his ambassadorship, Mr. Lewis was President and Chief Executive Officer of National Public Radio Corporation, a position he held from January 1994 until August 1998. He was President and Chief Executive Officer of C&P Telephone Company, a subsidiary of Bell Atlantic Corporation, from 1988 to 1993, after having served as Vice President since 1983. Mr. Lewis held several positions in the public sector prior to joining C&P Telephone Company. Mr. Lewis previously served as a director of Eastman Kodak Company from May 1998 to December 1999. He is a director of Colgate-Palmolive Co.

Key Experience, Skills and other Qualifications:

Mr. Lewis has extensive experience in the areas of management, government relations, public policy, marketing, operations, strategic planning and risk management. In addition, through his service on public company boards, Mr. Lewis has developed skills in the areas of corporate governance and executive compensation.



WILLIAM G. PARRETT

WILLIAM G. PARRETT *Director since November 2007*

Mr. Parrett, 65, is a retired Senior Partner of Deloitte & Touche USA LLP, a public accounting firm. Mr. Parrett retired in 2007. From 2003 to May 2007, he served as the Chief Executive Officer of Deloitte Touche Tohmatsu (DTT). Prior to serving as Chief Executive Officer of DTT, he was Managing Partner of Deloitte & Touche USA since 1999. Mr. Parrett joined Deloitte in 1967 and served in a series of roles of increasing responsibility. Mr. Parrett serves as a director of The Blackstone Group LP, an investment and advisory firm, Thermo Fisher Scientific, a provider of analytical and laboratory instruments and products, and UBS AG, a global financial services firm.

Key Experience, Skills and other Qualifications:

Mr. Parrett has extensive experience in corporate finance, strategic planning and management of international operations, all of which are vital areas for the Company. Mr. Parrett is highly skilled in the fields of auditing, accounting and internal controls and risk management. In addition, through his service on other public and private company boards, Mr. Parrett brings to the Board experience in executive compensation and corporate governance.



ANTONIO M. PEREZ

ANTONIO M. PEREZ *Director since October 2004*

Mr. Perez, 65, joined Kodak as President and Chief Operating Officer in April 2003 and was elected to the Company's Board in October 2004. In May 2005, he was elected Chief Executive Officer, and on December 31, 2005, he became Chairman of the Company's Board. Mr. Perez joined Kodak after a 25-year career with Hewlett-Packard Company (HP), where he was a Corporate Vice President and a member of the company's Executive Council. From August 1998 to October 1999, Mr. Perez served as President of HP's Consumer Business, with responsibility for Digital Media Solutions and corporate marketing. Prior to that assignment, Mr. Perez served for five years as President and Chief Executive Officer of HP's Inkjet Imaging Business. In his career, Mr. Perez has held a variety of positions in research and development, sales, manufacturing, marketing and management both in Europe and the United States. Immediately prior to joining Kodak, Mr. Perez served as an independent consultant for large investment firms, providing counsel on the effect of technology shifts on financial markets. From June 2000 to December 2001, Mr. Perez was President and Chief Executive Officer of Gemplus International. Mr. Perez served as a director of Schering-Plough Corporation from 2007 through November 2009 and Freescale Semiconductor, Inc. from 2004 to 2007. In February of 2011, Mr. Perez was appointed to President Obama's Council on Jobs and Competitiveness.

Key Experience, Skills and other Qualifications:

Through his current role with the Company and his previous roles, Mr. Perez has gained substantial experience in strategic planning, operations, mergers and acquisitions, corporate finance, management of international operations, risk management, public policy, corporate governance and executive compensation. Mr. Perez brought to the Company his expertise in digital technologies including printing technologies, marketing and operations, all of which directly relate to the business and growth initiatives of the Company. Mr. Perez brings to the Board a combination of direct experience in the research and development of new technologies, coupled with many years in roles of executive management. Mr. Perez's experience in matters of corporate governance, strategic planning and corporate finance has been enhanced by his service on other public company boards.



JOEL SELIGMAN

JOEL SELIGMAN *Director since July 2009*

Mr. Seligman, 61, became the president of the University of Rochester in January 2005, after serving as the Ethan A. H. Shepley University Professor and Dean of the School of Law at Washington University in St. Louis. He is one of the nation's leading experts on securities law and is a co-author of an 11-volume series titled *Securities Regulation*, the leading treatise in the field, along with several other publications in securities law. Mr. Seligman has served on the law faculty of Northeastern University, George Washington University, and the University of Michigan. He was named Dean of the University of Arizona College of Law in 1995. Mr. Seligman also has served as reporter for the National Conference of Commissioners on Uniform State Laws, Revision of Uniform Securities Act; as chair of the Securities and Exchange Commission Advisory Committee on Market Information; and as a member of the American Institute of Certified Public Accountants Professional Ethics Executive Committee. He was a member of the board of the National Association of Securities Dealers and is currently a member of the board of the Financial Industry Regulatory Authority.

Key Experience, Skills and other Qualifications:

As the leader of a renowned university, Mr. Seligman has developed strong organizational leadership, operations and marketing skills. Mr. Seligman also brings to the Board a strong legal background and particular expertise in the fields of securities law and corporate governance. Mr. Seligman contributes further experience in accounting and internal controls and risk management.



DENNIS F. STRIGL

DENNIS F. STRIGL *Director since February 2008*
Mr. Strigl, 64, is the retired President and Chief Operating Officer of Verizon Communications, a telecommunications services provider. Mr. Strigl retired in 2009. Prior to this position, he was the President and Chief Executive Officer of Verizon Wireless since its formation in April 2000. Mr. Strigl served as President and Chief Executive Officer of Bell Atlantic Mobile beginning in 1991, Group President and Chief Executive Officer of the Global Wireless Group of Bell Atlantic, Vice President of Operations and Chief Operating Officer of Bell Atlantic New Jersey, Inc. and served on its board of directors. He began his career in 1968 with New York Telephone and held positions at AT&T and Wisconsin Telephone before becoming Vice President of American Bell Inc. He also served as President and Chief Executive Officer of Applied Data Research Inc. Mr. Strigl serves on the board of directors of Anadigics, Inc., a manufacturer of wireless communications semiconductor chips, and PNC Financial Services Group.

Key Experience, Skills and other Qualifications:
Through his many positions of leadership in complex organizations, Mr. Strigl has gained experience in operations, mergers and acquisitions, risk management and strategic planning, with a particular emphasis on digital technologies that are relevant to the business of the Company. Mr. Strigl also has broad experience in corporate finance, marketing and executive compensation. Mr. Strigl's service on other boards has also contributed to his qualifications in corporate governance and risk management.



LAURA D'ANDREA TYSON

LAURA D'ANDREA TYSON *Director since May 1997*
Dr. Tyson, 63, has been a professor at the Walter A. Haas School of Business at the University of California, Berkeley, an academic institution, since January 2007. From January 2002 to December 2006, she was the Dean of London Business School. She was formerly the Dean of the Walter A. Haas School of Business at the University of California, Berkeley, a position she held between July 1998 and December 2001. Previously, she was Professor and holder of the Class of 1939 Chair in Economics and Business Administration at the University of California, Berkeley, a position she held from January 1997 to July 1998. Prior to this position, Dr. Tyson served in the first Clinton Administration as Chairman of the President's National Economic Council and 16th Chairman of the White House Council of Economic Advisers. Prior to joining the Administration, Dr. Tyson was Professor of Economics and Business Administration, Director of the Institute of International Studies, and Research Director of the Berkeley Roundtable on the International Economy at the University of California, Berkeley. She is a Director of Morgan Stanley, AT&T Inc., Silver Spring Networks, a privately held energy solutions company, and CB Richard Ellis, which provides real estate and leasing services. She also serves on several advisory Boards and, in February 2011, Ms. Tyson was appointed to President Obama's Council on Jobs and Competitiveness.

Key Experience, Skills and other Qualifications:
Dr. Tyson brings to the Board expertise in the fields of economics and government relations and extensive experience in corporate finance. In addition, Dr. Tyson's experience and achievements as a leader of political and academic organizations provide the Board a valuable perspective in areas such as strategic planning, risk management, public policy and global operations. Through her service on other public and private company boards, Dr. Tyson has gained additional experience in the fields of corporate governance, executive compensation, mergers and acquisitions, and risk management.

The following Director is not standing for re-election.



DEBRA L. LEE

DEBRA L. LEE *Director since September 1999*
Ms. Lee, 56, has been Chairman and Chief Executive Officer of BET Holdings, Inc. (BET), a media and entertainment company and a division of Viacom, Inc. since 2005. Prior to her being named Chief Executive Officer, Ms. Lee was President and Chief Operating Officer of BET Networks for nine years. She joined BET in 1986 as Vice President and General Counsel. She was placed in charge of strategic business development in 1995. Ms. Lee is a director of WGL Holdings, Inc., a public utility, Marriott International, Inc. and Revlon, Inc.

Key Experience, Skills and other Qualifications:
Ms. Lee brings to the Board extensive experience in operations, strategic planning, corporate finance and consumer marketing. Ms. Lee's legal expertise contributes to her skills in the areas of risk management, compliance and internal controls. In addition, through her service on other public company boards, Ms. Lee has gained additional experience in strategic planning and corporate governance.

COMMITTEES OF THE BOARD

The Board has the five committees described below. The Board has determined that each of the members of the Audit Committee (Richard S. Braddock, Debra L. Lee, Delano E. Lewis, William G. Parrett, Joel Seligman and Dennis F. Strigl), the Corporate Responsibility and Governance Committee (Herald Y. Chen, Timothy M. Donahue, Michael J. Hawley, William H. Hernandez, Douglas R. Lebda Kyle P. Legg, and Laura D'Andrea Tyson), the Executive Compensation and Development Committee (Richard S. Braddock, Herald Y. Chen, Michael J. Hawley, Douglas R. Lebda, Kyle P. Legg, Delano E. Lewis, William G. Parrett and Joel Seligman) and the Finance Committee (Adam H. Clammer, Timothy M. Donahue, William H. Hernandez, Debra L. Lee, Dennis F. Strigl and Laura D'Andrea Tyson) has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and is independent under the Company's Director Independence Standards and, therefore, independent within the meaning of the NYSE's Listing Standards and, in the case of the Audit Committee, the rules of the SEC.

Audit Committee — 9 meetings in 2010

The Audit Committee assists the Board in overseeing: the integrity of the Company's financial reports; the Company's compliance with legal and regulatory requirements; the independent registered public accounting firm's (PricewaterhouseCoopers LLP) selection, qualifications, performance and independence; the Company's systems of disclosure controls and procedures and internal controls over financial reporting; and the performance of the Company's internal auditors. A detailed list of the Audit Committee's functions is included in its charter, which can be accessed at **www.kodak.com/go/committees**.

In the past year, the Audit Committee:

- Discussed the independence of PricewaterhouseCoopers LLP;
- Discussed the accounting principles used to prepare the Company's financial statements;
- Reviewed the Company's periodic financial statements and SEC filings;
- Retained PricewaterhouseCoopers LLP as the Company's independent auditors;
- Reviewed and approved the audit and non-audit budgets and activities of both PricewaterhouseCoopers LLP and the internal audit staff of the Company;
- Received and analyzed reports from the Company's independent accountants and internal audit staff;
- Received and analyzed reports from the Company's Chief Compliance Officer;
- Met separately and privately with PricewaterhouseCoopers LLP, and with the Company's Director, Corporate Auditing, to ensure that the scope of their activities had not been restricted and that adequate responses to their recommendations had been received;
- Reviewed the progress of the Company's internal controls assessment;
- Conducted and reviewed the results of an Audit Committee self-evaluation;
- Reviewed the fees and activities of the Company's other significant accounting service providers;
- Reviewed the results of the Company's employee affirmation and training process relating to the Company's Business Conduct Guide;
- Monitored the Company's legal and regulatory compliance, compliance with the Company's Business Conduct Guide and activity regarding the Company's Business Conduct Help Line;
- Received reports on the Company's enterprise risk management program; and
- Reviewed the Company's key accounting policies with the Controller.

Corporate Responsibility and Governance Committee — 8 meetings in 2010

The Governance Committee assists the Board in: overseeing the Company's corporate governance structure; identifying and recommending individuals to the Board for nomination as directors; performing an annual review of the Board's performance; and overseeing the Company's activities in the areas of environmental and social responsibility, charitable contributions, diversity and equal employment opportunity. A detailed list of the Governance Committee's functions is included in its charter, which can be accessed at **www.kodak.com/go/committees**.

In the past year, the Governance Committee:

- Oversaw the nomination process for, and recommended, the election of Kyle P. Legg to the Board;
- Recommended the 2010 Board goals and monitored the Board's performance against these goals;
- Discussed best practices and evolving developments in the area of corporate governance;

- Reviewed and approved changes in the Board's Corporate Governance Guidelines to reflect the Board's role in succession planning and the development of senior management talent;
- Reviewed and approved amendments to the Committee's charter to account for the Committee's role in shareholder outreach;
- Reviewed the independence of our directors under the rules of the SEC and NYSE and the Board's Director Independence Standards;
- Initiated and monitored a program to seek feedback from institutional shareholders and proxy advisory firms on a range of corporate governance and executive compensations topics and received regular reports from management on such discussions;
- Met with the Company's Chief Diversity Officer to review the Company's progress against the Diversity Advisory Panel's 2004 recommendations;
- Prepared and conducted an evaluation of the Governance Committee's own performance, discussed the results of the evaluation and prepared an action plan from these discussions to further enhance the Committee's performance;
- Reviewed and approved the Company's 2011 Charitable Contributions Budget; and
- Oversaw the Board's annual performance review.

Executive Compensation and Development Committee — 8 meetings in 2010

The Executive Compensation and Development Committee (the "Compensation Committee") is comprised of eight members of the Board, all of whom are independent in accordance with the Board's Director Independence Standards, which standards reflect the NYSE's director independence standards. The Compensation Committee assists the Board in fulfilling its responsibilities in connection with the compensation of its executives, including our Named Executive Officers. It performs this function by overseeing the Company's executive compensation strategy, overseeing the administration of its executive compensation and long-term equity incentive compensation plans, assessing the effectiveness of the Company's executive compensation plans, reviewing and approving the compensation of the Company's CEO, and reviewing and approving the compensation of the Company's Named Executive Officers and other Section 16 Executive Officers. The entire Board reviews the Company's succession plans for its CEO and other key positions, and oversees the Company's activities in the areas of leadership and executive development. The Compensation Committee operates under a written charter adopted by the Board, which details the Compensation Committee's duties and responsibilities. A current copy of the Compensation Committee's charter can be accessed at **www.kodak.com/go/committees**.

The full Board sets the compensation of the Company's non-employee directors based on the recommendation of the Governance Committee.

In the past year, the Executive Compensation and Development Committee:

- Reviewed the executive compensation strategy, goals and principles of the Company;
- Received updates and took actions based on the Company's discussions with institutional investors and proxy advisory firms;
- Reviewed and approved the compensation recommendations for the Company's Section 16 Executive Officers, including new Section 16 Officers;
- Reviewed Tally Sheets for the components of the Named Executive Officers' compensation;
- Granted and certified awards under the Company's executive compensation plans;
- Determined not to award equity grants to executives under the annual long-term incentive compensation program during 2010, consistent with the intention described in the 2010 proxy statement;
- Revised the Board's policy concerning our CEO's use of corporate aircraft for personal reasons to require our CEO to reimburse the Company for any such use in excess of $100,000, under a time-sharing agreement;
- Amended the Company's Executive Protection Plan to remove excise tax gross-up and walk-away provisions;
- Amended the Company's 2005 Omnibus Long-Term Compensation Plan ("Omnibus Plan"), to eliminate the single trigger provision associated with performance shares and to explicitly prohibit the use of cash buyout for stock options;
- Approved the severance arrangements relating to the departure of a Named Executive Officer;
- Reviewed the results of a risk assessment of the Company's executive compensation plans;
- Completed an evaluation of the Committee's own performance;
- Updated the Committee Charter; and
- Reviewed and updated the equity awards policy to document, going forward, the timing of annual equity grants.

The Compensation Committee has delegated limited authority to the Company's Chief Human Resources Officer to assist the Compensation Committee with administration of the Company's executive compensation and equity-based compensation plans. The Chief

Human Resources Officer is authorized to amend any executive compensation or equity-based compensation plan in which our Named Executive Officers participate other than to materially increase the benefits accruing to a participant under the plan, increase the number of shares available for issuance under the plan or substantially modify the requirements as to eligibility for participation. The Chief Human Resources Officer has also been delegated the authority to amend award agreements under any executive compensation and equity-based compensation plan other than to increase the benefits accruing to the participant and to determine the manner and timing of payments under the Eastman Kodak Company 1982 Executive Deferred Compensation Plan (EDCP).

The Compensation Committee meets routinely throughout the year. It is the Compensation Committee's policy to make most compensation decisions in a two-step process to ensure sufficient deliberation. The Compensation Committee approves all compensation and awards under the Company's executive compensation plans for each of the Company's Section 16 Officers. The Compensation Committee also approves compensation levels for each component of total direct compensation following discussions and after review of analyses and recommendations received from its independent compensation consultant and management as it deems appropriate. The CEO makes recommendations regarding each compensation element for the Named Executive Officers other than the CEO. The Compensation Committee's independent compensation consultant and the Director of Global Compensation present analyses regarding the compensation of the CEO. Based on these analyses the Committee Chair makes recommendations regarding CEO compensation to the Compensation Committee in executive sessions.

With respect to the Company's executive performance-based plans, management, including the CEO, CFO, Chief Human Resources Officer, Chief Compliance Officer and Director of Global Compensation, proposes performance goals. Management develops these performance targets considering the Company's strategic and operational imperatives for the year and its executive compensation strategy and goals. The performance targets and individual allocation targets for the Company's annual variable pay plan are reviewed and approved by the Compensation Committee within the first 90 days of each calendar year. The CEO and Chief Human Resources Officer are involved in formulating recommendations to the Compensation Committee on target allocation levels for each Named Executive Officer for the upcoming performance year, with the exception of target allocation levels for the CEO. The performance targets of the Company's long-term equity incentive compensation plans for the new performance cycle are also reviewed and approved by the Compensation Committee within the first 90 days of each calendar year. Throughout the year, the Compensation Committee reviews projections for achievement against each plan's performance targets.

Role of Compensation Consultant

To advise the Compensation Committee on the Company's executive compensation plans, practices and awards, the Committee engaged an independent compensation consultant, Frederic W. Cook & Co., Inc. The Compensation Committee's consultant attends Committee meetings on a regular basis and provides the Committee with market information and analysis of the Company's executive compensation practices to insure consistency with the Company's executive compensation strategy and goals. The consultant also provides insight on best practices in executive compensation.

The Company's Chief Human Resources Officer and others directly involved with the Company's executive compensation programs routinely consult with and seek advice from the consultant regarding the design, competitiveness, operation and administration of our executive compensation programs and practices that fall within the scope of the Compensation Committee charter. In 2010, neither the Compensation Committee nor the Company engaged other consultants or advisors to advise in determining the amount or form of executive compensation. The consultant does not provide any services other than executive compensation consulting to the Committee and Company management.

The Committee discussed principles of engagement between management and the consultant and approved the policy under which our independent consultant is to perform services. This policy reinforces that the consultant reports directly to the Committee and provides services only in the area of Executive Compensation. In addition, the policy defines advice and analysis to be provided directly to the Committee and a limited set of work within the Committee's areas of responsibility for which management may engage the consultant without the Committee's prior approval. The policy specifies that work outside the defined scope must be pre-approved by the Committee chair. At the end of 2010, the consultant provided to the Committee a written affirmation of its compliance with this policy.

Finance Committee — 5 meetings in 2010

The Finance Committee assists the Board in overseeing the Company's: balance sheet and cash flow performance; financing plans and transactions; capital expenditures; acquisitions, joint ventures and divestitures; risk management programs; performance of sponsored pension plans; and tax policy. A detailed list of the Finance Committee's functions is included in its charter, which can be accessed at **www.kodak.com/go/committees.**

In the past year, the Finance Committee:

- Reviewed the Company's capital structure and financing strategies, including its capital expenditures, debt repayment plan and hedging of foreign exchange and commodity price risks;
- Reviewed cash flow and balance sheet performance;
- Reviewed credit ratings and key financial ratios;

- Reviewed significant acquisitions and divestitures, including real estate sales;
- Reviewed pension plan investment performance;
- Reviewed the funding status and performance of the Company's defined benefit pension plans;
- Reviewed the Company's insurance risk management, crisis management and asset protection programs;
- Reviewed the Company's tax policy and strategies; and
- Conducted and reviewed the results of the Committee self-evaluation.

Executive Committee

The Executive Committee is composed of the following directors: the Chairman of the Board, the Presiding Director and the Chairs of the other four committees. The Executive Committee is generally authorized to exercise all of the powers of the Board in the intervals between meetings of the Board. The Executive Committee's charter can be accessed at **www.kodak.com/go/committees**.

2010 COMMITTEE MEMBERSHIP

Director Name	Audit Committee	Corporate Responsibility and Governance Committee	Executive Compensation and Development Committee	Finance Committee
Richard S. Braddock	Member		Chair	
Herald Y. Chen		Member	Member	
Adam H. Clammer				Member
Timothy M. Donahue		Member		Chair
Michael J. Hawley		Member	Member	
William H. Hernandez		Member		Member
Douglas R. Lebda		Member	Member	
Debra L. Lee	Member			Member
Kyle P. Legg		Member	Member	
Delano E. Lewis	Member		Member	
William G. Parrett	Chair		Member	
Joel Seligman	Member		Member	
Dennis F. Strigl	Member			Member
Laura D'Andrea Tyson		Chair		Member

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The following directors served on the Compensation Committee during 2010: Richard S. Braddock, Herald Y. Chen, Michael J. Hawley, Douglas R. Lebda, Kyle P. Legg, Delano E. Lewis, William G. Parrett and Joel Seligman. There were no Compensation Committee interlocks between the Company and other entities involving the Company's executive officers and directors.

GOVERNANCE PRACTICES

Described below are some of the significant governance practices that have been adopted by our Board.

Leadership Structure; Presiding Director

The Board recognizes that one of its key responsibilities is to determine the most appropriate leadership structure for the Company and to ensure independent oversight of management. Antonio M. Perez has served as CEO and Chairman of the Board since 2005. The Board continuously evaluates whether this is the optimal leadership structure for the Company. The Board believes that Mr. Perez should continue to serve as Chairman in addition to his role as CEO because it is essential that the Board include at least one member who leads the development of the Company's strategies and ensures alignment with management on the execution of those strategies. This level of interaction between the Board and Mr. Perez is particularly important as the Company seeks to complete its transformation and expand its four digital growth businesses.

In considering its leadership structure, the Board has taken a number of factors into account. First, the Board consists of a substantial majority of independent directors who are highly qualified and experienced and exercise a strong, independent oversight of management. Further, all of the Board's committees, with the exception of the Executive Committee, are comprised entirely of independent directors. Most significantly, independent from the Chairman, our Board created the position of Presiding Director in February 2003. The Board has designated Richard S. Braddock its Presiding Director. The primary functions of the Presiding Director are to: 1) see that our Board operates independently of our management; 2) chair the meetings of the independent directors; 3) act as the principal liaison between the independent directors and the CEO; and 4) assist the Board in its understanding of the boundaries between Board and management responsibilities. A more detailed description of the Presiding Director's duties can be found at **www.kodak.com/go/directors**.

Executive Sessions

Executive sessions of our non-management directors are chaired by our Presiding Director.

The Board's Corporate Governance Guidelines provide that the non-management directors will regularly meet in executive session, without management, at least four times per year. If all of our non-management directors are not independent, the independent directors will meet in executive session at least once a year. Our Presiding Director chairs these meetings.

In 2010, all of our non-management directors were independent. They met in executive session six times.

Meeting Attendance

Our Board has a Director Attendance Policy. A copy of this policy is attached as an appendix to our Corporate Governance Guidelines, which can be accessed at **www.kodak.com/go/directors**. Under this policy, all of our directors are strongly encouraged to attend all Board meetings and our annual meeting of shareholders.

In 2010, the Board held a total of 10 meetings. Each incumbent director attended more than 75% of the meetings of the Board and Committees of the Board on which the director served. With respect to the 13 directors who served as of the date of the 2010 annual meeting, ten directors attended the annual meeting.

Communications with Our Board

The Board maintains a process for our shareholders and other interested parties to communicate with the Board. Shareholders and interested parties who wish to communicate with the Board, the independent directors as a group, or an individual director, including the Presiding Director, may send an e-mail to our Presiding Director at presiding-director@kodak.com or may send a letter to our Presiding Director at P.O. Box 92708, Rochester, NY 14650. Communications sent by e-mail will be delivered simultaneously to Kodak's Presiding Director and Secretary. Our Secretary will review communications sent by mail, and if they are relevant to, and consistent with, Kodak's operations, policies and philosophies, they will be forwarded to the Presiding Director. By way of example, communications that are unduly hostile, threatening, illegal or similarly inappropriate will not be forwarded to the Presiding Director. Our Secretary will periodically provide the Board with a summary of all communications received that were not forwarded to the Presiding Director and will make those communications available to any director upon request. The Presiding Director will determine whether any communication sent to the full Board should be properly addressed by the entire Board or a committee thereof and whether a response to the communication is warranted. If a response is warranted, the Presiding Director may choose to coordinate the content and method of the response with our Secretary.

Consideration of Director Candidates

The Governance Committee will consider for nomination as director of the Company candidates recommended by its members, other Board members, management, shareholders and the search firms it retains.

Shareholders wishing to recommend candidates for consideration by the Governance Committee may do so by providing the following information, in writing, to the Governance Committee, c/o Secretary, Eastman Kodak Company, 343 State Street, Rochester, NY 14650-0218: 1) the name, address and telephone number of the shareholder making the request; 2) the number of shares of the Company owned, and, if such person is not a shareholder of record or if such shares are held by an entity, reasonable evidence of such person's ownership of such shares or such person's authority to act on behalf of such entity; 3) the full name, address and telephone number of the individual being recommended, together with a reasonably detailed description of the background, experience and qualifications of that individual; 4) a signed acknowledgement by the individual being recommended that he or she has consented to: a) serve as director if elected and b) the Company undertaking an inquiry into that individual's background, experience and qualifications; 5) the disclosure of any relationship of the individual being recommended with the Company or any subsidiaries or affiliates, whether direct or indirect; and 6) if known to the shareholder, any material interest of such shareholder or individual being recommended in any proposals or other business to be presented at the Company's next annual meeting of shareholders (or a statement to the effect that no material interest is known to such shareholder). Our Board may change the process by which shareholders may recommend director candidates to the Governance Committee. Please refer to the Company's website at **www.kodak.com/go/directors** for any changes to this process. The Governance Committee will consider candidates recommended by shareholders on the same basis as candidates identified through other means.

Director Qualification Standards

When reviewing a potential candidate for the Board, the Governance Committee looks to whether the candidate possesses the necessary qualifications to serve as a director. To assist it in these determinations, the Governance Committee has adopted "Director Qualification Standards." The Director Qualification Standards are attached as Exhibit II to this Proxy Statement and can also be accessed at **www.kodak.com/go/directors**. These standards specify the minimum qualifications that a nominee must possess in order to be considered for election as a director. If a candidate possesses these minimum qualifications, the Governance Committee, in accordance with the Director Selection Process described in the next section, will then consider the candidate's qualifications in light of the needs of the Board and the Company at that time, given the then-current mix of director attributes.

Although the Governance Committee does not have a formal policy as to the consideration of diversity in the selection of candidates, diversity is listed as a factor to be considered among all of the Director Qualification Standards.

Director Selection Process

As provided in the Company's Corporate Governance Guidelines, the Governance Committee seeks to create a multi-disciplinary and cohesive Board that, as a whole, is strong in both its knowledge and experience. When identifying, screening and recommending new candidates to the Board for membership, the Governance Committee follows the procedures outlined in its "Director Selection Process." The Director Selection Process is attached as Exhibit III to this Proxy Statement and can also be accessed at **www.kodak.com/go/directors**. The Governance Committee generally uses the services of a third-party executive search firm when identifying and evaluating possible nominees for director. This firm assists in identifying candidates who meet skills and qualifications specified by the Governance Committee.

Board Goals

Our Board has a formal process for annually establishing and prioritizing its goals. The Board believes that adopting annual goals enhances its ability to measure its performance and ensures alignment with the Company's operational and strategic imperatives.

Under the process approved by the Board, each year the Governance Committee submits to the Board a proposed list of Board goals for the following year. At its first meeting of the year, the Board finalizes its goals for the year based on the Governance Committee's recommendations. Once the goals are established by the Board, the Governance Committee is responsible for tracking the Board's performance against its goals and routinely reporting these results to the Board. Performance against the goals is assessed as part of the Board's annual evaluation process.

Strategic Role of Board

The Board plays a key role in developing, reviewing and overseeing the execution of the Company's business strategy. Each year, the Board devotes an extended meeting to a review of the Company's proposed strategic plans for each of its key businesses. In addition, the Board receives progress reports from management throughout the year on the implementation of the strategic plan. These reports include business segment performance and strategy reviews, product line reviews and presentations regarding research and development initiatives and the Company's intellectual property portfolio.

Succession Planning

The entire Board reviews the Company's succession plans for its CEO and other key senior management positions and oversees the Company's activities in the areas of leadership and executive development. To assist the Board, management periodically reports to the Board on succession planning to ensure that it is a continuous and ongoing effort.

Majority Voting for Directors

In February 2009, the Board amended the Company's By-laws, as a result of a change in New Jersey law, providing for majority voting in uncontested director elections. Previously, the Company had a policy providing for the election of directors by majority vote in uncontested elections. The change in New Jersey law allowed the Company to implement majority voting of directors in uncontested elections via a by-law amendment.

Along with the by-law amendment, the Board also amended the Company's Majority Vote Policy to address the so-called "holdover" rule of New Jersey law. Under this rule, a director who fails to receive the required votes for reelection remains in office until his or her resignation or removal.

The amended Majority Vote Policy requires a director nominee, in connection with his or her nomination to the Board, to submit a resignation letter in which the director nominee irrevocably elects to resign if he or she fails to receive the required majority vote in the next election and the Board accepts the resignation. The policy requires the Board to nominate for election or reelection as a director only those candidates who agree to execute such a letter upon his or her nomination. A copy of the amended Majority Vote Policy can be found on the Company's corporate governance website at **www.kodak.com/go/directors**.

If a director nominee fails to receive a majority vote in an uncontested election, the amended Majority Vote Policy provides that the Governance Committee will consider the resignation letter and recommend to the Board whether to accept it. The Governance Committee, in making its recommendation to the Board, and the Board, in reaching its decision, may under the policy consider relevant factors, including any stated reason why shareholders voted against the election of the director, the director's qualifications, the director's past and expected future contributions to the Company, the overall composition of the Board and whether accepting the resignation letter would cause the Company to fail to comply with any applicable rule, such as the NYSE's Listing Standards.

The policy provides that the Board will act on the Governance Committee's recommendation and publicly disclose its decision whether to accept the director's letter of resignation within 90 days following the certification of the shareholder vote. If the letter of resignation is not accepted by the Board within this 90-day period, the resignation will not be effective until the next annual meeting.

All the director nominees standing for election at the Annual Meeting have submitted an irrevocable letter of resignation as a condition of being renominated to the Board as called for under the amended Majority Vote Policy.

Risk Management

Our Board oversees an enterprise-wide approach to risk management, designed to support the achievement of the Company's objectives, including strategic objectives, to improve long-term performance and enhance shareholder value. A fundamental part of risk management is not only identifying and prioritizing the risks the Company faces and monitoring the steps management is taking to manage those risks, but also determining the level of risk that is appropriate for the Company. As an integral part of its review and approval of the Company's strategic plan, the Board considers the appropriate level of risk for the Company to accept. The full Board also participates in an annual enterprise risk assessment which is led by the Company's Chief Compliance Officer. Through this process, risk is assessed throughout the Company, focusing on four primary categories of risk: strategic, operational, legal/compliance and financial reporting. In 2010, the Board received a report on the results of the Company's enterprise risk assessment. The Board also receives regular reports on management's progress in mitigating key risks.

While the Board has assumed oversight responsibility for the Company's enterprise risk management process, the Board has delegated to its Committees responsibility for the oversight of the Company's risk management in specific risk areas. For example:

- The Audit Committee oversees the Company's financial reporting (including internal controls) and compliance risk management.
- The Executive Compensation and Development Committee oversees risk management relating to the Company's compensation programs and awards.
- The Finance Committee oversees risk management relating to the Company's capital structure and insurance program.
- The Governance Committee oversees the Company's health, safety and environmental risk management program.

In 2010, the Compensation Committee reviewed a report from management on an assessment of risks relating to the Company's compensation programs and awards. The assessment concluded, and the Compensation Committee agreed, that such programs and awards do not present any material adverse risks to the Company.

DIRECTOR COMPENSATION

Introduction

Our directors are compensated through a combination of cash retainers and equity-based incentives. Consistent with the Board's Director Compensation Principles, a substantial portion of director compensation is linked to our stock performance. In addition, directors can elect to receive their entire Board remuneration in equity-based compensation. Kodak does not pay management directors for Board service in addition to their regular employee compensation.

Director Compensation Principles

The Board has adopted the following Director Compensation Principles, which are aligned with the Company's executive compensation principles:

- Pay should represent a moderately important element of Kodak's director value proposition.
- Pay levels should generally target near the market median, and pay mix should be consistent with market considerations.
- Pay levels should be differentiated based on the time demands on directors' roles, and the Board will ensure regular rotation of certain of these roles.
- The program design should ensure that rewards are tied to the successful performance of our common stock, and the mix of pay should allow flexibility and Board diversity.
- To the extent practicable, Kodak's Director Compensation Principles should parallel the principles of the Company's executive compensation program.

Review

The Governance Committee, which consists solely of independent directors, has the primary responsibility for reviewing and considering any changes to the Board's compensation program. The Board reviews the Governance Committee's recommendation and determines the amount of director compensation.

Director Compensation Program

The annual cash and equity components of the Company's director compensation program are as follows:

	Cash[1]		Equity[2]		
	Board Retainer [3]	Chair/Presiding Director Retainer [4]	Restricted Stock [5]	Stock Options [6]	Total
Director	$70,000	—	$70,000	$70,000	$210,000
Presiding Director[7]	70,000	$100,000	70,000	70,000	310,000
Audit Committee Chair	70,000	20,000	70,000	70,000	230,000
Compensation Committee Chair	70,000	10,000	70,000	70,000	220,000
Finance Committee Chair	70,000	10,000	70,000	70,000	220,000
Governance Committee Chair	70,000	10,000	70,000	70,000	220,000

(1) For the cash portion of the directors' retainers, payment is made twice per year.

(2) The methodology used to convert the dollar-denominated value of equity awards to the actual amount of equity is the same as that used for management.

(3) Directors can elect to have their cash Board retainer paid in stock or deferred into the Directors' Deferred Compensation Plan.

(4) The Committee Chairs and the Presiding Director may elect to have their retainers paid in stock or deferred into the Directors' Deferred Compensation Plan.

(5) The restricted shares vest on the first anniversary of the date of grant. Directors who discontinue serving on the Board prior to vesting forfeit their restricted shares, unless their cessation of service is due to retirement, approved reason or death, in which case the restrictions on the shares lapse on the date of the director's cessation of service. Directors may elect to defer their restricted shares into the Directors' Deferred Compensation Plan.

(6) The exercise price of the options is the closing price of our common stock on the date of grant. The options become exercisable on the first anniversary of the date of grant and expire seven years after grant. Directors who discontinue serving on the Board prior to vesting forfeit their unvested options, unless their cessation of service is due to retirement, approved reason or death. In the case of retirement and cessation for approved reason, the options continue to vest per their terms and remain exercisable for the remainder of the options' full term. In the case of death, the options fully vest upon death and remain exercisable by the director's estate for the remainder of the options' full term.

(7) Currently, our Presiding Director also serves as the Chair of the Compensation Committee and therefore receives an additional retainer as Chair of that Committee.

Director Share Ownership Requirements

A director is not permitted to exercise any stock options or sell any restricted shares granted to him or her by the Company unless and until the director owns shares of stock in the Company (either outright or through phantom stock units in the Directors' Deferred Compensation Plan) that have a value equal to at least five times the then maximum amount of the annual retainer which may be taken in cash by the director (currently, this amount is $350,000).

Director Compensation Table

In 2010, we provided the following compensation to our directors who are not employees:

Name	Fees Earned or Paid In Cash ($) (1)	Stock Awards ($) (2), (3)	Option Awards ($) (2), (4)	Non-qualified Deferred Compensation Earnings ($) (5)	All Other Compensation ($) (6)	Total ($)
Richard S. Braddock	$180,000	0	0	0	$ 860	$180,860
Herald Y. Chen	70,000	0	0	0	0	70,000
Adam H. Clammer	70,000	0	0	0	198	70,198
Timothy M. Donahue	80,000	0	0	0	230	80,230
Michael J. Hawley	70,000	0	0	0	0	70,000
William H. Hernandez	70,000	0	0	0	69	70,069
Douglas R. Lebda	70,000	0	0	0	45	70,045
Debra L. Lee	70,000	0	0	0	0	70,000
Kyle P. Legg	35,000	0	0	0	1,027	36,027
Delano E. Lewis	70,000	0	0	0	50	70,050
William G. Parrett	90,000	0	0	0	0	90,000
Joel Seligman	70,000	0	0	0	0	70,000
Dennis F. Strigl	70,000	0	0	0	29	70,029
Laura D'Andrea Tyson	80,000	0	0	0	314	80,314

(1) This column reports the director, chair and Presiding Director cash retainers earned in 2010. The following table reports the cash portion of the annual retainer that was deferred by a director into his deferred stock account under the Directors' Deferred Compensation Plan and the amount of phantom stock units that were credited to the director as a result of that deferral.

Name	Deferred Amount	Phantom Stock Units
Adam H. Clammer	$70,000	16,283
Douglas R. Lebda	70,000	16,283

(2) In order to align with the change in timing of annual equity awards to management, in 2010, the Governance Committee approved a change in the timing of equity grants to directors. Effective in 2011, directors receive their annual equity grants in February of each year, rather than in December, as in previous years. As a result, our directors did not receive any equity awards in fiscal year 2010, but did receive awards in February 2011 as will be reported in the Company's 2012 proxy statement.

[3] The following table reports the outstanding stock awards held by each of the non-employee directors at the end of fiscal year 2010:

Aggregate Stock Awards Outstanding at Fiscal Year End

Name	Unvested	Vested
Richard S. Braddock	0	28,340
Herald Y. Chen	0	16,670
Adam H. Clammer	0	16,670
Timothy M. Donahue	0	28,340
Michael J. Hawley	0	28,340
William H. Hernandez	0	28,340
Douglas R. Lebda	0	23,840
Debra L. Lee	0	28,340
Kyle P. Legg	0	0
Delano E. Lewis	0	28,340
William G. Parrett	0	23,840
Joel Seligman	0	16,670
Dennis F. Strigl	0	21,270
Laura D'Andrea Tyson	0	28,340

[4] The following table reports the outstanding Stock Option awards held by each of the non-employee directors at the end of fiscal year 2010:

Aggregate Stock Options Outstanding at Fiscal Year End

Name	Unvested	Vested
Richard S. Braddock	0	56,480
Herald Y. Chen	0	18,180
Adam H. Clammer	0	18,180
Timothy M. Donahue	0	58,480
Michael J. Hawley	0	50,480
William H. Hernandez	0	52,480
Douglas R. Lebda	0	45,980
Debra L. Lee	0	56,480
Kyle P. Legg	0	0
Delano E. Lewis	0	56,480
William G. Parrett	0	45,980
Joel Seligman	0	18,180
Dennis F. Strigl	0	36,360
Laura D'Andrea Tyson	0	60,480

[5] No above-market interest was earned under the Directors' Deferred Compensation Plan in 2010.

[6] The amounts in this column include perquisites provided to directors, consisting of samples of Company products and services.

Deferred Compensation

Non-employee directors may defer some or all of their Board retainer, chair retainer, Presiding Director retainer and Restricted Stock awards into a phantom stock account under the Directors' Deferred Compensation Plan. The value of the Kodak phantom stock account reflects changes in the market price of the common stock and dividends paid. Six directors deferred compensation in 2010. In the event of a Change in Control, the amounts in the phantom accounts will generally be paid in a single cash payment. The plan's benefits are neither funded nor secured.

Other Benefits

The Company reimburses its directors for travel expenses incurred in connection with attending Board, Committee and shareholder meetings and other Board business events, and provides Company transportation to the directors (including use of Company aircraft) to attend such meetings and events. To encourage our directors to experience and familiarize themselves with our products and services, we occasionally provide them with samples at no charge.

Charitable Award Program

This program, which was closed to new participants effective January 1, 1997, provides for a contribution by the Company of up to a total of $1 million following a director's death, to be shared by a maximum of four charitable institutions recommended by the director. The individual directors derive no financial benefits from this program. It is funded by self-insurance and joint life insurance policies purchased by the Company. Mr. Braddock is the only current director who continues to participate in the program.

BENEFICIAL OWNERSHIP

BENEFICIAL SECURITY OWNERSHIP OF MORE THAN 5% OF THE COMPANY'S COMMON SHARES

The following table sets forth information from filings with the SEC under Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, as to each person or group who beneficially owns more than 5% of our outstanding common shares:

Shareholder's Name and Address	Number of Common Shares Beneficially Owned	Percentage of Company's Common Shares Beneficially Owned
Legg Mason Capital Management, Inc. LMM LLC 100 International Drive Baltimore, MD 21202	51,920,124[1]	19.31%
KKR Fund Holdings L.P. [2] c/o Kohlberg Kravis Roberts & Co., L.P. 9 West 57th Street, Suite 4200 New York, NY 10019	40,000,000[3]	13.00%
FMR LLC (Fidelity) 82 Devonshire Street Boston, MA 02109	18,592,031[4]	6.78%
Black Rock, Inc. 40 East 52nd Street New York, NY 10022	17,655,574	6.57%

[1] As set forth in Amendment No. 9 of Shareholder's Schedule 13G/A filed on February 15, 2011, as of December 31, 2010 the following entities were listed as having shared voting and dispositive power:

Name	Number of Shares with Shared Voting and Dispositive Power	Percent of Class Represented
Legg Mason Capital Management, Inc.	32,365,584*	12.04%
LMM LLC	19,554,540**	7.27%

* Includes 14,999,720 shares, representing 5.58% of total shares outstanding, owned by Legg Mason Capital Management Value Trust, Inc., a Legg Mason Capital Management managed fund.

** Includes 18,500,000 shares, representing 6.88% of total shares outstanding, owned by Legg Mason Capital Management Opportunity Trust, a LLM managed fund.

[2] On September 29, 2009, the Company issued $300,000,000 aggregate principal amount of senior secured notes and warrants to purchase an aggregate of 40,000,000 shares of Kodak common stock (the "Kodak Warrants") to KKR Jet Stream (Cayman) Limited, KKR Jet Stream LLC, 8 North America Investor (Cayman) Limited and OPERF Co-Investment LLC for an aggregate amount of $288,000,000. The Kodak Warrants are exercisable at any time after September 29, 2009, at a per share exercise price equal to $5.50 (which amount may be paid in cash or by a built-in cashless exercise mechanism). The Kodak Warrants expire on September 29, 2017. A holder of the Kodak Warrants is not permitted to transfer them or the shares issued upon the exercise of any of the Kodak Warrants prior to September 29, 2011, subject to certain exceptions. Ownership of the 40,000,000 Kodak Warrants was allocated as follows:

Name	Number of Warrants Exercisable for Common Shares	Percent of Class Represented
KKR Jet Stream LLC	37,297,084	12.20%
8 North America Investor (Cayman) Limited	2,008,472	0.70%
OPERF Co-Investment LLC	694,444	0.20%

[3] As set forth in the Schedule 13D filed on September 29, 2009, the following entities may also be deemed to have or share beneficial ownership of the 40,000,000 shares of common stock underlying the Kodak Warrants that may be deemed beneficially owned by KKR Fund Holdings L.P.: KKR Fund Holdings GP Limited (as a general partner of KKR Fund Holdings L.P.); KKR Group Holdings L.P. (as a general partner of KKR Fund Holdings L.P. and the sole shareholder of KKR Fund Holdings GP

Limited); KKR Group Limited (as the sole general partner of KKR Group Holdings L.P.); KKR & Co. L.P. (as the sole shareholder of KKR Group Limited); KKR Management LLC (as the sole general partner of KKR & Co. L.P.); and Henry R. Kravis and George R. Roberts (as the designated members of KKR Management LLC).

(4) As set forth in Shareholder's Schedule 13G filed on February 14, 2011, includes 14,759,457 shares, representing 5.38% of total shares outstanding, owned by Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC.

BENEFICIAL SECURITY OWNERSHIP OF DIRECTORS, NOMINEES AND SECTION 16 EXECUTIVE OFFICERS

Directors, Nominees and Section 16 Executive Officers	Number of Common Shares Beneficially Owned on March 1, 2011	Percentage of Company's Common Shares Beneficially Owned
Richard S. Braddock	234,328[(a)] [(b)]	*
Herald Y. Chen	34,850[(b)]	*
Adam H. Clammer	34,850[(a)]	*
Timothy M. Donahue	111,883[(a)] [(b)]	*
Philip J. Faraci	536,796[(b)]	*
Joyce Haag	225,845[(b)]	*
Michael J. Hawley	98,270[(a)] [(b)]	*
William H. Hernandez	56,550[(a)] [(b)]	*
Pradeep Jotwani	0	*
Douglas R. Lebda	48,953[(a)] [(b)]	*
Debra L. Lee	85,575[(a)] [(b)]	*
Kyle P. Legg	19,337	*
Delano E. Lewis	103,357[(a)] [(b)]	*
Antoinette P. McCorvey	87,451[(b)]	*
William G. Parrett	52,953[(a)] [(b)] [(d)]	*
Antonio M. Perez	2,415,350[(b)] [(c)]	*
Joel Seligman	60,612[(b)]	*
Frank S. Sklarsky	—	—
Dennis F. Strigl	79,067[(b)]	*
Laura D'Andrea Tyson	64,019[(a)] [(b)]	*
All Directors and Executive Officers as a Group (26), including the above	4,998,820[(b)] [(e)]	1.8308%

*Represents holdings of less than 1% of the Company's total common shares that are beneficially owned.

The above table reports beneficial ownership of the Company's common stock in accordance with the applicable SEC rules. All Company securities over which the director nominees and Section 16 Executive Officers directly or indirectly have or share voting or investment power are listed as beneficially owned. The figures above include shares held for the account of the above persons in the Kodak Employees' Stock Ownership Plan, and the interests of the above persons in the Kodak Stock Fund of the Eastman Kodak Employees' Savings and Investment Plan, stated in terms of Kodak shares.

(a) The amounts listed for each non-employee director do not include stock units representing fees that non-employee directors have elected to defer under the Directors' Deferred Compensation Plan because stock units under the Directors' Deferred Compensation Plan do not carry voting rights and are not transferable. The combined number of stock units subject to deferred share awards, and in stock unit accounts of non-employee directors as of March 1, 2011 were as follows: Mr. Braddock: 7,194 shares; Mr. Chen: 25,542 shares; Mr. Clammer: 41,826 shares, Mr. Donahue: 7,702 shares; Dr. Hawley: 4,912 shares; Mr. Hernandez: 54,229 shares; Mr. Lebda: 83,143 shares; Ms. Lee: 31,093 shares; Mr. Lewis: 9,681 shares; Mr. Parrett: 40,607 and Dr. Tyson: 52,714 shares. Stock units are distributed in cash following a director's departure.

[b] The chart below includes the number of shares which may be acquired by exercise of stock options:

Name	Options
Richard S. Braddock	56,480
Herald Y. Chen	18,180
Adam H. Clammer	18,180
Timothy M. Donahue	58,480
Philip J. Faraci	494,904
Joyce P. Haag	219,996
Michael J. Hawley	50,480
William H. Hernandez	52,480
Pradeep Jotwani	0
Douglas R. Lebda	45,980
Debra L. Lee	56,480
Kyle P. Legg	0
Delano E. Lewis	58,480
Antoinette P. McCorvey	61,661
William G. Parrett	45,980
Antonio M. Perez	2,238,096
Joel Seligman	18,180
Frank S.Sklarsky	—
Dennis F. Strigl	36,360
Laura D'Andrea Tyson	56,480
All Directors, Nominees and Section 16 Executive Officers	4,150,605

[c] Mr. Perez has 94,796 stock units that he elected to defer under the 2000 Long-Term Omnibus Plan. These stock units are not included in this table because they do not carry voting rights and may not be redeemed as shares of common stock within 6 months of Mr. Perez's departure from the Company.

[d] Mr. Parrett has 2,000 shares that have been pledged as security.

[e] Each individual Section 16 Executive Officer and director listed beneficially owned less than 1% of the outstanding shares of the Company's common stock. As a group, all Section 16 Executive Officers and directors owned 1.8308% of the outstanding shares of the Company's common stock.

COMMITTEE REPORTS

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Company's Board is composed solely of independent directors and operates under a written charter adopted by the Board, most recently amended on February 17, 2004. The Committee reviews and approves the charter annually. A copy of the Audit Committee's charter can be found on our website at **www.kodak.com/go/committees**.

Management is responsible for the Company's internal control over financial reporting, the Company's disclosure controls and procedures, and preparing the Company's consolidated financial statements. The Company's independent registered public accounting firm (independent accountants), PricewaterhouseCoopers LLP (PwC), is responsible for performing an independent audit of the consolidated financial statements and of the Company's internal control over financial reporting in accordance with standards of the Public Company Accounting Oversight Board (United States) and for issuing a report of the results. As outlined in its charter, the Audit Committee is responsible for overseeing these processes.

During 2010, the Audit Committee met and held discussions with management and the independent accountants on a regular basis. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP), and the Audit Committee reviewed and discussed the audited consolidated financial statements with management and the independent accountants.

The Audit Committee met and discussed with the Corporate Controller the Company's significant accounting matters, such as accounting for financing transactions, pension and OPEB liabilities, intellectual property licensing transactions, good-will and taxes. The Committee also reviewed the Company's financial statements and the quality of the Company's earnings reports.

The Audit Committee discussed with the independent accountants the matters specified by Statement on Auditing Standards No. 61, "Communications with Audit Committee," as amended, as adopted by the PCAOB in Rule 3200T. The independent accountants provided to the Audit Committee the written disclosures required by the PCAOB in Rule 3526, "Communication with Audit Committees Concerning Independence." The Audit Committee discussed with the independent accountants their independence.

The Audit Committee also received reports from the Company's Chief Compliance Officer on the implementation and effectiveness of the Company's compliance program.

The Audit Committee discussed with the Company's internal auditors and independent accountants the plans for their audits. The Audit Committee met with the internal auditors and independent accountants, with and without management present. The internal auditors and independent accountants discussed with or provided to the Audit Committee the results of their examinations, their evaluations of the Company's internal control over financial reporting, the Company's disclosure controls and procedures, and the quality of the Company's financial reporting.

With reliance on these reviews, discussions and reports, the Audit Committee recommended that the Board approve the audited financial statements for inclusion in the Company's Annual Report on Form 10-K for the year ended December 31, 2010, and the Board accepted the Audit Committee's recommendations. The following fees were approved by the Audit Committee and were paid to PwC for services rendered in 2010 and 2009:

(in millions)	2010	2009
Audit Fees	$9.2	$10.6
Audit-Related Fees	0.3	0.5
Tax Fees	0.4	0.7
All Other Fees	0.0	0.0
Total	$9.9	$11.8

The audit fees related primarily to the annual audit of the Company's consolidated financial statements (including Section 404 internal control assessment under the Sarbanes-Oxley Act of 2002) included in the Company's Annual Report on Form 10-K, quarterly reviews of interim financial statements included in the Company's Quarterly Reports on Forms 10-Q, statutory audits of certain of the Company's subsidiaries, and services relating to filings under the Securities Act of 1933 and the Securities Exchange Act of 1934.

The audit-related fees for 2010 and 2009 related primarily to audits of certain benefit plans of the Company.

Tax fees in 2010 consisted of $0.3 million for tax compliance services and $0.1 million for tax planning and advice. Tax fees in 2009 consisted of $0.6 million for tax compliance services and $0.1 million for tax planning and advice.

The Audit Committee, with the approval of the Board and our shareholders, appointed PwC as the Company's independent accountants in 2010. In addition, the Audit Committee approved the scope of non-audit services anticipated to be performed by PwC in 2011 and the estimated budget for those services. The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy, a copy of which is attached to this Proxy Statement as Exhibit IV.

William G. Parrett, Chair
Richard S. Braddock
Debra L. Lee
Delano E. Lewis
Joel Seligman
Dennis F. Strigl

Dated: February 21, 2011

REPORT OF THE CORPORATE RESPONSIBILITY AND GOVERNANCE COMMITTEE

Introduction

The Company has long practiced and led in developing and implementing good corporate governance. The Governance Committee of the Board is primarily responsible for overseeing the Company's governance practices, with the intent of seeking to maintain "best practices" in the area of corporate governance.

The Governance Committee continually considers ways to improve the Company's corporate governance practices by periodically reviewing the Board's governance policies and procedures to ensure that they are aligned with best practices and applicable statutory and regulatory requirements. This report, an annual voluntary governance practice that the Governance Committee began in 2003, highlights the Committee's activities during the past year.

Governance Committee Composition

The Governance Committee is composed of seven directors, each of whom meets the definition of independence set forth in the NYSE's corporate governance listing standards. During 2010, the Governance Committee met eight times and routinely reported its activities to the full Board. The Governance Committee acts pursuant to a written charter which can be accessed electronically in the "Corporate Governance" section at **www.kodak.com/go/committees**.

Governance Committee Responsibilities

The primary role of the Governance Committee is to: assess the independence of Board members; lead the annual evaluation of the Board and its committees; identify, assess and nominate candidates for Board membership; oversee the Company's activities in the areas of environmental and social responsibility, charitable contributions, diversity and equal employment opportunity; oversee the Company's shareholder outreach program relating to matters of corporate governance and executive compensation; and generally oversee the Company's corporate governance structure. The Governance Committee monitors emerging issues and practices in the area of corporate governance and pursues those initiatives that it believes will enhance the Company's governance practices and policies. In addition, the Governance Committee is responsible for, among other things: 1) administering the Board's Director Selection Process; 2) developing the Board's Director Qualification Standards; 3) implementing the Board's director orientation and education programs; 4) overseeing and reviewing the Company's Corporate Governance Guidelines and Director Independence Standards; and 5) recommending to the Board the compensation of directors. A complete description of the Governance Committee's responsibilities can be found in its charter. A copy of the Board's Director Selection Process and Director Qualification Standards can be found in the "Corporate Governance" section of **www.kodak.com/go/directors**. A copy of the Director Qualification Standards is also attached to this Proxy Statement as Exhibit II.

Governance Initiatives

Described below are certain of the significant governance actions that the Governance Committee took in 2010:

Director Search

The Governance Committee devoted significant time to considering candidates to serve as directors on the Board.

Based on the Governance Committee's recommendations, the Board elected Ms. Kyle Legg on September 21, 2010 and appointed Ms. Legg to the Governance and Executive Compensation Committees. The Governance Committee engaged an external executive search firm to assist in its evaluation of Ms. Legg's qualifications. In accordance with the Board's Director Selection Process, the Governance Committee oversaw the process of nominating and electing Ms. Legg to the Board.

Shareholder Outreach

Under the direction of the Governance Committee, the Company initiated in 2010 a process to seek regular feedback from institutional shareholders and proxy advisory firms on a range of corporate governance and executive compensation topics. The Governance Committee reviewed and assessed reports on these discussions on a regular basis.

Corporate Governance Guidelines

The Governance Committee reviewed the Board's Corporate Governance Guidelines to ensure that they reflect best practices and the current practices of the Board. The Governance Committee proposed and the Board approved amendments to the Governance Guidelines to reflect the Board's processes for reviewing the Company's plans for succession planning and executive development. A copy of the amended Governance Guidelines is published on our website at **www.kodak.com/go/directors**.

Director Independence

The Governance Committee assessed each non-management director's independence based upon the Board's Director Independence Standards and those of the SEC and the NYSE and made recommendations to the full Board regarding each non-management director's independence. The Company's Director Independence Standards are attached to this Proxy Statement as Exhibit I.

Annual Board Goals

With the Governance Committee's assistance, the Board continued its practice of establishing annual Board goals and tracked steps taken to meet those goals. A more detailed description of this process appears on page 24 of this Proxy Statement. The Governance Committee tracked the Board's performance against its goals and provided periodic reports to the Board on its progress.

Governance Committee Evaluation

The Governance Committee prepared and conducted an annual self-evaluation and discussed the results of this evaluation. The Governance Committee also oversaw the annual evaluation of the Board and reviewed the evaluation results.

Diversity Advisory Panel's Recommendations

The Governance Committee met with the Company's Chief Diversity Officer to assess the Company's progress with regard to diversity initiatives across the Company, including continued discussion on the recommendations of the Diversity Advisory Panel, a seven-member, blue-ribbon panel launched in 2001 to provide advice on the Company's comprehensive diversity strategy and assess future diversity trends and the potential impact on Kodak.

Laura D'Andrea Tyson, Chair — Dated: February 28, 2011
Herald Y. Chen
Timothy M. Donahue
Michael J. Hawley
William H. Hernandez
Douglas R. Lebda
Kyle P. Legg

REPORT OF THE EXECUTIVE COMPENSATION AND DEVELOPMENT COMMITTEE

The Executive Compensation and Development Committee has reviewed and discussed the Compensation Discussion and Analysis that is required by the SEC rules with the Company's management.

Based on such review and discussions, the Compensation Committee approved the Compensation Discussion and Analysis for inclusion in this Proxy Statement.

Richard S. Braddock, Chair — Dated: March 16, 2011
Herald Y. Chen
Michael J. Hawley
Douglas R. Lebda
Kyle P. Legg
Delano E. Lewis
William G. Parrett
Joel Seligman

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

Kodak is in the final stages of a process that began in 2003 to transform the Company from a film and chemicals-based business to a profitable, sustainable digital company. Our executive compensation programs and awards are designed to provide incentives to the Company's leaders to complete this business transformation. The strategies necessary to drive the Company's transformation include:

- Investments in and actions to profitably expand our four digital growth product lines consisting of Consumer Inkjet, Commercial Inkjet, Packaging Solutions and Workflow Software and Services.
- Maximizing the performance of our established cash-generating digital businesses and restructuring our declining, analog technology businesses.
- Leveraging our intellectual property to deliver cash to fund our investments in our four digital growth product lines, while also enabling design freedom and access to new markets and partnerships.

In 2010, our compensation awards to our Named Executive Officers reflected both the progress the Company made in the digital transformation strategies and the areas where the Company's results did not meet our performance goals. Under the direction of the Compensation Committee, the Company made a number of changes to our compensation programs and practices in 2010 to align with best practices in executive compensation and the perspectives of our institutional shareholders.

2010 Results

The Company achieved a number of key strategic milestones in 2010. Our results demonstrated significant progress in our four digital growth product lines. In particular, the Company achieved the following operating results:

- Our digital businesses, consisting of the Graphic Communications Group and the Consumer Digital Imaging Group, delivered more than $300 million in earnings.
- Revenue in our digital growth product lines grew by 18% and represented 10% of the Company's total revenue for the year.
- Sales of printers and ink collectively in our Consumer Inkjet business grew by 35%.
- In the Commercial Inkjet business, we surpassed unit placement goals for digital presses and we shipped our first PROSPER digital presses, featuring our breakthrough continuous inkjet technology.
- With respect to Workflow Software and Services, through which Kodak provides services to enable customers to drive demand for printing services, revenue grew by 21% in the second half of 2010.
- In the Packaging Solutions business, we doubled our installed base of FLEXCEL NX systems, a newly introduced product that is central to our overall Packaging business.

Despite these significant strategic achievements, the Company did not meet its overall cash generation and digital revenue growth targets in 2010. Competitive pricing, rising commodity costs, and a more modest than anticipated economic recovery in developed markets, negatively impacted results in our more mature product lines, including Prepress Solutions, Digital Capture and Devices, and Entertainment Imaging. Nonetheless, the Company achieved total segment earnings from operations within the range that had been communicated to investors.

Performance-Based Compensation is Designed to Foster Business Strategy

The Committee designs our executive performance-based compensation to support the business strategy of the Company. The portion of compensation of our Named Executive Officers' annual target total direct compensation that is variable and based upon performance and stock price appreciation ranges from 69% to 87%.

In 2010, the Committee selected three key performance metrics for its variable compensation plans to incent delivery of the Company's annual business plan, which is aligned with the long-term business strategy of the Company. Under the Company's Executive Compensation for Excellence and Leadership Plan (EXCEL), our annual variable cash plan, the Committee set two primary corporate goals: Cash Generation before Restructuring Payments (Cash Generation) and Digital Revenue Growth. The Committee selected Total Segment Earnings from Operations (Total Segment EFO) as a third key performance metric, which applies to the performance share program of Mr. Perez, our CEO.

The Committee's decisions on these performance metrics involved the following:

1) **Cash Generation**

- The Committee selected this goal as a primary performance metric to ensure financial flexibility necessary to invest in our digital growth product lines. Further, to emphasize the importance of Cash Generation, 75% of the EXCEL target award to our Named Executive Officers was based upon results for this metric and, unless the threshold level of performance was achieved in Cash Generation, no EXCEL award would be paid, regardless of performance on other metrics.

- The Committee set a target level of performance for Cash Generation at break-even. This level was consistent with the guidance we communicated to our investors in February 2010 and reflects the fact that the Company is making significant investments in our four digital growth product lines. Further, the Committee set a threshold performance level of -$350 million, to ensure a year-end cash balance of $1.5 billion after debt repayments, restructuring and the significant investments associated with our business strategy. The Committee also considered the volatility associated with the timing of new intellectual property arrangements when setting this threshold in order to remove a potential risk of incenting arrangements that may not be in the best long-term interest of shareholders.
- Our actual Cash Generation was -$248 million, which was above the threshold, but below the target goal.

2) **Digital Revenue Growth**

- The Committee selected Digital Revenue Growth as the second primary metric under EXCEL to emphasize the focus on growth for our digital businesses, especially our digital growth product lines.
- The Committee established a target goal for this metric of 7% year-over-year growth, which was the midpoint of the guidance communicated to our investors. The threshold performance level under this metric was set at 2.5%.
- Our actual Digital Revenue Growth was 1.4%, which was below the threshold, even as the digital growth product lines grew 18%. As such, no payment was earned with respect to this metric in 2010.

3) **Total Segment EFO**

- The Committee selected Total Segment EFO because it provides insight into the Company's overall profitability and provides an incentive to optimize gross margin dollars and cost structure, both of which are imperatives for the Company.
- The Committee selected the target goal for this metric at $400 million, which was the midpoint of the range communicated to investors and represented an improvement of 188% over prior year performance. The threshold level was established at $175 million, which represented an improvement of 26% over the prior year.
- Our actual Total Segment EFO for 2010 was $369 million which represented an improvement of 165% from the prior year and was within the range communicated to investors.

Negative Discretion Applied in Awarding 2010 Performance-Based Compensation

The Committee's decision regarding the 2010 EXCEL award for our Named Executive Officers directly reflected the Company's philosophy that performance-based incentives are conditioned upon the achievement of results that further the long-term business strategy of the Company. The Committee considered primarily the following factors in its decision: the Cash Generation result of -$248 million; input from institutional investors and proxy advisory firms regarding the pay for performance relationships expected for plans of this nature; and the decision to forego year-end intellectual property arrangements that the Company and the Board concluded were not in the best interest of shareholders. Balancing these factors, the Committee exercised negative discretion and approved an EXCEL award of 20% of target.

The fact that the Committee exercised negative discretion to reduce the EXCEL award resulted in an improvement in Total Segment EFO. Accordingly, in order to recognize that Mr. Perez should not benefit from such an improvement in Total Segment EFO, the Committee exercised negative discretion with respect to Mr. Perez's performance equity award and certified the award at 86.3% of target.

Decrease in Compensation of our Chief Executive Officer

As shown on the Summary Compensation Table, Mr. Perez's total compensation declined in 2010 as compared to 2009 by approximately 55%. The primary factors that caused this change included: 1) an EXCEL payment of 20% of his target award (compared to 100% of target in the prior year); and 2) the Committee's decision not to award an annual long-term incentive grant to Mr. Perez in fiscal year 2010, consistent with the intent disclosed in the Company's 2010 proxy statement.

Best Practice Enhancements

Each year, the Company's management works with the Committee to benchmark the Company's executive compensation policies and practices against best practices. In recognition of the importance of shareholder input in this process, management, under the direction of the Governance Committee, sought the views of certain of our institutional shareholders and proxy advisory firms on executive compensation and corporate governance in 2010. Based on the Committee's annual review of compensation practices, as informed by feedback from institutional shareholders and proxy advisory firms, the Committee approved the following compensation program actions in 2010:

- The Executive Protection Plan was amended to eliminate excise tax-gross ups. In addition, the plan was amended to eliminate severance benefits for the CEO and the President if either should leave the Company under certain circumstances following a change in control. While Mr. Perez had already forfeited this "walk away" right and the excise tax gross up under an amendment to his individual letter agreement in 2009, these plan amendments eliminate such benefits for any future CEO or President.
- The Omnibus Plan was amended to eliminate the single trigger provision associated with performance shares and to explicitly prohibit the use of cash to buyout stock options.

- Effective January 1, 2011, the Company placed limitations on the non-business use of corporate aircraft by Mr. Perez, such that the Company will provide this perquisite at a maximum level of $100,000 annually. Mr. Perez is responsible for payment of costs associated with his non-business use of the aircraft over this threshold under a time-sharing agreement.

In addition, the Company continues to enforce the following compensation policies, which have been in place for several years:

- Share ownership guidelines, in which our Section 16 Officers are required to retain Company stock at specified levels, expressed as a multiple of base salary (see page 45 of this Proxy Statement).
- A recoupment (or "clawback") policy, under which the Company will require reimbursement of bonuses paid to Named Executive Officers under certain circumstances (see page 45 of this Proxy Statement).
- Compensation Committee principles of engagement, in which the Committee retains the services of a compensation consultant (see page 21 of this Proxy Statement).
- An equity award policy, which governs grant dates for equity awards and the methodology by which equity values are measured (see page 46 of this Proxy Statement).
- A policy on qualifying compensation, pursuant to which the Committee considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code (see pages 46 – 47 of this Proxy Statement).

COMPENSATION PHILOSOPHY AND PROGRAM

Our executive compensation program consists of: 1) base salary; 2) annual variable pay; 3) long-term equity incentives; and 4) indirect compensation elements that include limited perquisites, retirement, severance, and change in control arrangements. Our Named Executive Officers are also eligible to participate in the benefit plans and programs that are generally available to our employees. In 2010, our Named Executive Officers were:

1) Antonio M. Perez, Chairman & Chief Executive Officer (CEO),
2) Antoinette P. McCorvey, Senior Vice President (SVP) and Chief Financial Officer (CFO),
3) Philip J. Faraci, President and Chief Operating Officer (COO),
4) Pradeep Jotwani, President, Consumer Digital Imaging Group (CDG), Chief Marketing Officer (CMO) and Senior Vice President (SVP), and
5) Joyce P. Haag, Senior Vice President (SVP) and General Counsel (GC).

Our Named Executive Officers for 2010 also included Frank S. Sklarsky, former Executive Vice President and Chief Financial Officer.

The Committee has oversight responsibility for the Company's executive compensation strategy and regularly reviews the Company's executive compensation philosophy and principles, which provide a framework for the Company's executive compensation program. In 2010, the Committee reaffirmed the following philosophy and principles:

Overall Philosophy	Principles
Leverage all elements of market competitive total compensation to drive profitable growth and shareholder value consistent with our Company values.	A significant portion of each executive's compensation is variable, with a positive correlation between the amount of variable compensation and the executive's level of responsibility. Align interests of executives with those of shareholders, through long-term variable equity incentives and share ownership expectations.
Provide an affordable overall compensation opportunity that attracts, motivates and retains world-class executive talent critical to the success of the Company's short-term and long-term goals.	Aggregate target total direct compensation opportunity should, on average, be at a competitive median level.
Design variable compensation plans to be highly results based, such that realized compensation varies above or below target based on achievement of goals and changes in shareholder value, while balancing risk.	Performance goals and metrics are established to drive key operational and strategic imperatives of the Company's business plan.

DETERMINING EXECUTIVE TARGET TOTAL DIRECT COMPENSATION

The Committee reviews the total direct compensation opportunity of each Named Executive Officer on an annual basis. In the course of the Committee's review, the Committee seeks the advice and input of its compensation consultant, Frederic W. Cook & Co., Inc. (Consultant) as well as Company management. For information regarding the role of the Consultant, see page 21 of this Proxy Statement.

Use of Market Reference Data

As part of the Committee's review in 2010, management provided the Committee with market median reference data for each Named Executive Officer. The Committee uses national survey data, in lieu of a peer company benchmarking approach, because the Company consists of a portfolio of businesses that are in different stages of transformation and operate under different business models. In view of these variables, it is premature to identify a sustainable set of similarly sized, domestically based peer companies. The Committee believes these surveys provide a competitive frame of reference for compensation decisions because they offer a reasonable representation of the cost to hire and retain talent. The surveys we reference include three independent external survey providers: the Towers Watson Executive Compensation Survey, the Hewitt Executive Compensation Survey and the Radford Technology Survey. The data in each survey was compiled for each Named Executive Officer position, adjusted to be representative of companies with similar revenues, and averaged. The Committee does not review or have access to the names of the individual companies that participate in these surveys.

After a review of market median reference data, the CEO provides a recommendation on target total direct compensation for each Named Executive Officer, with the exception of the CEO. In the case of our CEO, the Consultant gathers and analyzes the market median reference data and discusses a recommendation with the Committee Chair. The Committee considers these recommendations and exercises its judgment to make a decision. In making these decisions, the Committee considers a range greater and less than ten percent of market median, as representative of the market median.

Use of Factors to Determine Value and Mix

The Committee considers a broad range of facts and circumstances when determining executive compensation, including: 1) market competitiveness; 2) experience and skill relative to typical market peers; 3) the importance of the position within the Company relative to other senior management positions; 4) sustained individual performance; 5) readiness for promotion to a higher level and/or role in the Company's senior management succession plans; and 6) retention of critical talent. The significance of any individual factor will vary from year-to-year and may vary among Named Executive Officers. The Committee uses these facts and circumstances to set the target total direct compensation of our Named Executive Officers which consists of base salary, annual EXCEL opportunity at target, and the dollar-denominated value of long-term equity awards. Target total direct compensation is exclusive of ad hoc equity awards.

The Committee considers target total direct compensation holistically in light of the above factors on an annual basis. For these reasons, the Committee does not have a pre-defined target for each element of total direct compensation as a portion of the whole, nor does the Committee consider awards granted or earned in past years when setting annual target total direct compensation levels for our Named Executive Officers. The Committee does, however, consider equity awards granted in past years to evaluate the relative value of the Company's long-term equity incentives and as an input to the annual mix of long-term equity incentives.

The 2010 target total direct compensation for our Named Executive Officers is as follows:

Named Executive Officer	Base Salary	Annual Variable as a % of Base Salary	Long-Term Variable	Target Total Direct Compensation
A.M. Perez, Chairman & CEO	$1,100,000	155%	$5,787,000	$8,592,000
A.P. McCorvey, CFO & SVP	450,000	75%	1,000,000	1,787,500
P.J. Faraci, President & COO	700,000	85%	1,900,000	3,195,000
P. Jotwani, President CDG, CMO & SVP	600,000	75%	1,600,000	2,650,000
J. P. Haag, SVP and GC	461,200	65%	720,000	1,480,980
Former Executive				
F.S. Sklarsky, CFO & EVP	600,000	75%	1,600,000	2,650,000

Committee Discussion and Analysis

The Committee maintained the target total direct compensation for 2010 equivalent to 2009 for the then current Named Executive Officers (Messrs. Perez, Sklarsky and Faraci and Ms. Haag). The Committee also maintained the 2009 mix of target total direct compensation for our Named Executive Officers because it resulted in a well balanced mix of fixed versus variable pay and cash versus equity compensation. Consistent with the intent explained in our 2010 proxy statement, the Committee did not make an annual equity grant in the 2010 fiscal year under the Company's long term incentive program.

For 2010, the Company has two first-time Named Executive Officers: Mr. Jotwani, who joined the Company on September 28, 2010 and was elected as President, Consumer Digital Imaging Group, CMO and SVP, and Ms. McCorvey, who was elected as CFO and SVP effective November 5, 2010.

Mr. Jotwani is responsible for leading the Consumer Digital businesses, corporate marketing and branding, and the customer relationship management activities of the Company. In determining his target total direct compensation, the Committee considered his significant experience and skill, internal relative responsibility, prior compensation, and market reference data for similar positions at similarly sized companies. As a result, the Committee approved the target total direct compensation listed above. In addition to his target total direct compensation, Mr. Jotwani received a new hire award of 250,000 stock options that vest in substantially equal installments over a three year period and 100,000 restricted stock units that vest in equal installments on the third and fourth anniversaries of the grant date. The Committee awarded these equity grants in order to replace equity value which Mr. Jotwani forfeited by joining the Company and to provide a hiring incentive to attract him to the Company.

The Board elected Ms. McCorvey as CFO and SVP following the voluntary resignation of Mr. Sklarsky. In determining Ms. McCorvey's target total direct compensation, the Committee considered her prior experience and skill, internal relative responsibility, and market reference data for similar positions at similarly sized companies. As a result of this analysis, the Committee established the target total direct compensation listed above. In connection with her promotion, the Committee also granted Ms. McCorvey 15,000 stock options, which vest in substantially equal installments over a three-year period.

Further details on decisions for each element of target total direct compensation are described below in the section on Elements of Target Total Direct Compensation.

Use of Tally Sheets

The Committee annually reviews all components of each Named Executive Officer's compensation as presented in a set of Tally Sheets prepared by the Consultant. The Tally Sheets provide a comprehensive view of each Named Executive Officer's compensation, consisting of three components:

1) An estimate of projected annual compensation, including target total cash compensation, the total estimated value of annual long-term equity awards and the value of benefits and perquisites received by each Named Executive Officer;
2) A comprehensive summary of the vested and unvested values of all outstanding equity awards held by each Named Executive Officer at current and assumed future stock prices; and
3) A summary of the severance benefits potentially payable to each Named Executive Officer as of year-end under various termination scenarios.

The Tally Sheets provide the Committee with context for the decisions it makes in relation to total direct compensation. The Tally Sheets allow the Committee to holistically assess total direct compensation and the relationship of its various components to each other. The Tally Sheets also enable the Committee to determine the extent to which wealth creation exists through equity-based compensation and to assess the strength of retention power as a result of unvested value. The Tally Sheets may also influence the Committee's views on a variety of other issues, such as changes to severance plans and individual letter agreements, special equity grants to promote retention or changes in long-term equity incentives. In 2010 the Tally Sheet review supported the decision to eliminate the excise tax gross-up payment provision from the Executive Protection Plan.

Use of the CEO Evaluation Process

The Presiding Director and the Chair of the Committee, with support from our Chief Human Resource Officer (CHRO), lead the annual CEO evaluation process to assess the performance of our CEO. In the early part of each year, our CEO completes a written self-assessment of his performance against the business plan of record for the prior year. This written assessment is sent to the full Board for review. The CHRO then interviews each member of the Board to collect feedback against an established set of criteria, including reaction to our CEO self-assessment and the Company's leadership imperatives, which are: 1) "Drives to Win;" 2) "Develops Leaders;" and 3) "Leads With Values." The CHRO summarizes the input of each Board member for review with the Presiding Director and the Chair of the Committee. The Presiding Director and the Chair of the Committee discuss the summary with the Board and subsequently review the feedback with our CEO. Since the same director currently serves as both the Presiding Director and the Chair of the Committee, the Chair of the Finance Committee of the Board participates as co-leader of this process for 2010 performance. This review provides input for the Committee's potential exercise of discretion associated with Mr. Perez's EXCEL award, as well as target annual equity grants.

ELEMENTS OF TOTAL DIRECT COMPENSATION

Base Salaries

Base salaries provide a regular source of income to our Named Executive Officers. Consistent with our philosophy of tying pay to performance, our Named Executive Officers receive a relatively small proportion (15% – 31%) of target total direct compensation in the form of base salary.

The Committee reviews base salaries annually, but it does not automatically increase salaries. Rather, base salaries are adjusted only if deemed appropriate by the Committee, utilizing market data as a reference and in consideration of: 1) experience; 2) responsibilities; 3) the importance of the position relative to other senior management positions within the Company; 4) external relative scope or changes in the competitive marketplace; and 5) years since last base salary change. Any change in base salary will affect an executive's target opportunity under our annual variable pay plan, which is based on a percentage of base salary.

The market median base salary reference is used because it:

- Enables us to attract and retain high quality talent;
- Ensures that our executives receive competitive levels of fixed compensation, which protects against excessive risk taking that might be encouraged if salaries were set substantially below market rates;
- Ensures that fixed costs are reasonable and sustainable; and
- Enables us to deliver the majority of compensation opportunity through variable, results-based incentives to ensure that realized pay is highly correlated with achievement of important performance goals and changes in shareholder value.

Committee Discussion and Analysis
Following a review of our then current Named Executive Officer performance for 2009, the Committee, based on the CEO's recommendation, determined that base salaries should remain unchanged for 2010. This decision was primarily influenced by the Company's need to conserve costs in the continued uncertain economic environment and a review of current base salary as compared to market reference data. In the case of the then current Named Executive Officers (Messrs. Perez, Sklarsky and Faraci and Ms. Haag), base salary approximated market median. The Committee also determined that Mr. Perez's base salary should remain unchanged for the same reasons.

The Committee set Mr. Jotwani's base salary at the time of offer in consideration of his significant experience and skill, his prior compensation, and what was required to attract him to join the Company. The resulting base salary for Mr. Jotwani approximated the market median reference. The Committee established Ms. McCorvey's base salary to recognize her increased responsibilities as the CFO and in recognition of her skills and experience. The resulting base salary for Ms. McCorvey placed her between the 25th percentile and median of the market reference data.

Annual Variable Pay: EXCEL

EXCEL provides an annual variable cash incentive opportunity to drive annual performance aligned to success in our business strategy. EXCEL is structured to comply with the "performance-based" compensation requirements of Section 162(m) so that the Company may deduct cash incentives payable under the plan.

Executives participating in the plan are assigned a target opportunity expressed as a percentage of base salary. Payouts under EXCEL are based on a formula that represents results achieved against primary performance metrics. The Committee also establishes a set of baseline metrics for each performance year. These baseline metrics reflect key strategic and operational imperatives for the year, intended to ensure that the primary performance metrics are not achieved at the expense of strategic deliverables that are in the long-term interest of our shareholders. There is no weighting assigned to the baseline metrics. The Committee may consider achievement relative to the baseline metrics in applying positive or negative discretion to the final EXCEL award. The Committee may not exercise positive discretion to increase the size of a Named Executive Officer's award above the maximum award level established under the plan. The maximum award for any Named Executive Officer is the lesser of 10% of the EXCEL award pool (without discretion), or 500% of his or her prior year-end base salary, not to exceed $5 million.

EXCEL Target Opportunity

Our Named Executive Officers are assigned target opportunities based on a percentage of base salary as shown on page 39 of this Proxy Statement.

Committee Discussion and Analysis
For 2010, the Committee determined that the EXCEL target opportunity for Messrs. Perez, Sklarsky and Faraci and Ms. Haag would remain at the same level as 2009, as it provided a competitive variable pay opportunity based on market median reference data and created an appropriate mix of fixed versus variable compensation for their levels of responsibility. The resulting target total cash compensation (base salary plus EXCEL target award) for Messrs. Sklarsky and Faraci and Ms. Haag approximated the market median reference and positioned Mr. Perez between the median and 75th percentile. The Committee set Mr. Jotwani's target opportunity based on internal and external relative responsibility, to create an appropriate balance of fixed versus variable compensation for his responsibilities and to attract him to join the Company. The resulting target total cash compensation for Mr. Jotwani approximated the market median reference. The Committee established Ms. McCorvey's target opportunity based on internal and external relative responsibility and to create an appropriate balance of fixed versus variable compensation. The resulting target total cash compensation positioned Ms. McCorvey between the 25th and market median reference.

2010 EXCEL Design and Performance Results

Performance Metrics Design and Results

For 2010, the Committee selected the primary performance metrics shown below, with the associated financial goals. The investor guidance column represents the associated financial metric presented to investors during the Company's Investor Meeting held on February 4, 2010.

Excel Primary Performance Goals	Weight		Investor Guidance	Threshold	Target	Stretch	2010 Result/Calculated Payout
Cash Generation	75%	Metric	Break-even	(-$350m)	Break-even	$350M	-$248M
		Payout Opportunity	100%	10%	100%	190%	57.6%
Year-over-Year Digital Revenue Growth	25%	Metric	5% to 9%	2.5%	7%	11%	1.4%
		Payout Opportunity	60% to 140%	10%	100%	200%	0%
Total EXCEL per Formula:							43.2%
Named Executive Officer Award following the Committee's application of negative discretion:							20%

Recognizing the importance of maintaining a cash balance sufficient to fund the Company's digital growth product lines, the Committee determined that the threshold level for the Cash Generation metric must be met before any EXCEL payout would be provided. If the threshold was not met, there would be no EXCEL payout for any of the Named Executive Officers.

The Committee also established baseline metrics that it derived from key strategic and operational imperatives. The baseline metrics, goals and 2010 results were as follows:

Baseline Metrics	2010 Plan	2010 Result
Maintain worldwide market share position for Production and Distributed scanners	Top 3	**Top 3**
Maintain worldwide market share position for Prepress Digital Plates	Top 2	**Top 2**
Maintain worldwide market share position for Entertainment Imaging film	#1	**#1**
Maintain worldwide market share position for Photo Kiosks/APEX	#1	**#1**
Maintain worldwide market share position for Digital Cameras	Top 4	**Top 5**
Consumer Inkjet Ink Revenue	Double 2009 Ink Revenue	**<2x**
Commercial Digital Presses installed in 2010 including Prosper Presses	>20 installed including Prosper presses	**>20**
Workflow and Solutions Revenue Growth	10% Growth from 2009	**<10%**
Overall Packaging Revenue Growth	Double digit growth in 2010	**>2x**
Achieve Strategic Milestones on Gallery Transformation	Committee Evaluation	**Not met**
Total EK Gross Profit Margin	26 – 27%	**27.3%**
R&D % of Revenue	4 – 5%	**4.5%**
SGA % of Revenue	17%	**17.8%**

The Company's definition of Cash Generation for 2010 was the same as the definition used by the Company in 2009. The full definitions for both of the primary EXCEL metrics can be found in the narratives of the Grants of Plan-Based Awards Table on pages 54 – 55 of this Proxy Statement.

Committee Discussion and Analysis of Performance Metrics and Goals

Cash Generation: Performance Metric

The Committee selected Cash Generation, because of the Company's continued focus on maintaining the financial flexibility necessary to invest in our strategic digital growth product lines and in light of the continued constrained and uncertain economic conditions. The metric excluded restructuring payments to remove any disincentive for managers to forego important cost reduction actions, and to align with the financial information shared with our investors. Achievement of this goal required our operating businesses to focus on Earnings from Operations (EFO) and working capital performance as well as the completion of new intellectual property arrangements consistent with our business strategy.

Cash Generation: Performance Goal

The Committee established a target payout for Cash Generation at break-even. Break-even cash was the goal shared at our February 2010 Investor Meeting. This goal was consistent with our business strategy and reflected continued investment in our four digital growth product lines. The Committee established a threshold of -$350M to ensure a year-end cash balance of $1.5 billion after debt payments, restructuring, and the investments associated with the business plan. Further, this threshold was set in recognition of the volatility associated with, and the flexibility needed to optimize, the timing of and royalties derived from intellectual property arrangements. Consistent with its approach in 2009, the Committee set a broad payout range and a flatter payout slope for performance around break-even cash generation to mitigate the risk of unduly incenting management to enter into intellectual property arrangements with a short term cash benefit at the cost of longer term cash and earnings that would create more value for our shareholders. However, the Committee preserved its ability to exercise negative discretion, based on actual year-end results and the timing of intellectual property arrangements. In addition, the Committee established the stretch goal at $350 million, creating a consistent spread from target, to avoid the potential for a windfall EXCEL award due to the timing of intellectual property arrangements.

Subsequent to approving the cash metric and slope in the first 90 days of 2010, we received input from shareholders on the manner in which we set our goals in 2009. While investors generally understood the intent of establishing a threshold that provides flexibility in the timing needed to optimize the value of intellectual property arrangements, some expressed a desire to more aggressively curtail payments below the midpoint of investor guidance. In response to this input, the Committee determined that although it could not change the previously approved 2010 plan metrics without losing the Section 162(m) tax deductibility for EXCEL payments, it would consider this input in determining whether to apply negative discretion to the actual EXCEL payout for 2010. As explained below, the Committee decided to apply negative discretion to reduce the EXCEL award for our Named Executive Officers due in large measure to the views of our shareholders. In addition, the Committee determined that it would account for this investor input in establishing metrics in the future.

Digital Revenue Growth: Performance Metric

The Committee selected year-over-year Digital Revenue Growth as the second primary metric, to emphasize the importance of growth as an imperative for our digital businesses, especially our digital growth product lines. The Committee assigned a weighting of 25% to this metric, in recognition of the challenges we faced in achieving our growth objectives due to the economic environment.

Digital Revenue Growth: Performance Goal

The Committee established the target payout for Digital Revenue Growth at 7%, the midpoint of the revenue growth range communicated at the February 4, 2010 Investor Meeting (5 – 9%). The Committee set the threshold at 2.5%. The Committee considered these levels to be challenging in light of the uncertain economic recovery. The Committee established a slightly accelerated payout for performance above the investor range of 9% to provide an incentive for further growth. Actual Digital Revenue Growth was 1.4% (despite 18% growth in our digital growth product lines). As a result of total digital revenue growth performance below threshold, no payout was earned under this metric.

Committee Discussion and Analysis of 2010 Named Executive Officer Awards

In deciding upon the 2010 EXCEL awards for our Named Executive Officers, the Committee considered the following:

- Actual performance on the two primary EXCEL metrics: Cash Generation and Digital Revenue Growth, which was -$248 million and 1.4%, respectively.
- Cash Generation in the context of the Company's original cash plan, and in light of a decision to forego certain intellectual property arrangements, which the Committee agreed were not in the best long-term interest of shareholders. The Committee viewed the Company's decision as a prudent step to be considered in the overall EXCEL award determinations.
- Performance against the Company's baseline metrics, which was primarily positive, as shown above.
- Input from institutional investors and proxy advisory firms, which the investors and advisory firms provided to the Company in discussions that were held after the establishment and approval of the 2010 metrics.

After weighing these considerations, the Committee applied negative discretion and approved a 20% award for our Named Executive Officers versus an award of 43.2% otherwise earned under the metrics.

While EXCEL allows awards to be differentiated among the Named Executive Officers, in consideration of individual or unit performance, our CEO did not recommend any such differentiation in 2010. Specifically, it was deemed appropriate that, as President of the Company,

Mr. Faraci's award should reflect overall Company performance. With respect to Mr. Jotwani and Ms. McCorvey, as they both were new to their positions in 2010, the Committee determined that it was appropriate that their awards not be differentiated from the overall Company results. Finally, Ms. Haag, in the role as General Counsel, supported the overall Company and therefore her results were tied to the results on whole. Pursuant to the terms of the EXCEL plan, Mr. Sklarsky received no EXCEL award due to his resignation. In considering the EXCEL award for our CEO, the Committee determined that an award of 20% of target was appropriate in view of the overall corporate results and performance.

Long-Term Equity Incentive Compensation

Purpose

The objectives of our long-term equity incentive programs are to:

1) Align executive compensation with shareholder interests;
2) Create significant incentives for executive retention;
3) Encourage long-term performance by our executives; and
4) Promote stock ownership.

The Committee reviews our long-term equity incentive programs annually to ensure that they are meeting the intended objectives. All equity grants are made in accordance with the Board of Directors' Policy on Equity Awards, discussed further on page 46 of this Proxy Statement.

2010 Annual Long-Term Incentive Equity Grant Committee Discussion and Analysis

The Committee did not award an annual equity grant to any executive in fiscal year 2010. This decision was consistent with the intent disclosed in the Company's 2010 proxy statement. The Committee plans to resume annual grants in 2011.

CEO 2010 Performance Share Plan Design and Performance Results

In accordance with the Performance Share Plan defined in Mr. Perez's letter agreement, the Company allocated 287,380 performance share units to Mr. Perez on January 4, 2010. The units may be earned from zero to target dependent on performance. There is no upside opportunity associated with the initial allocation. Once earned, the award has an additional three-year vesting period and cliff vests on December 31, 2013.

The intended dollar-denominated value of the performance stock award, per Mr. Perez's letter agreement, was $1.23 million. The number of units was established by dividing the intended dollar-denominated value on the first trading day of the calendar year by the average 10-trading day closing stock price leading up to and including the date of grant, which was $4.28.

For 2010, the Committee selected Total Segment EFO as the performance metric for Mr. Perez's Performance Share Program. The definition for Total Segment EFO can be found on page 55 of this Proxy Statement and is consistent with last year's definition.

The following table shows the threshold and target associated with the payout percentage and the 2010 results. The Investor Guidance column represents the midpoint of the performance range shared with investors during the Company's Investor Meeting on February 4, 2010. The target allocation is the maximum award that Mr. Perez may earn.

2010 Performance Share Plan		Investor Guidance	Threshold	Target	2010 Result
Total Segment EFO	**Metric**	$400M	$175M	$400M	$369M
	Payout Opportunity	100%	10%	100%	88.9%
Committee Payout Decision following application of Negative Discretion					86.3%

Results are interpolated between threshold and target. The threshold and target units allocated under this program are shown in the Grants of Plan-Based Awards Table on page 53 of this Proxy Statement.

Committee Discussion and Analysis on Goal and Metric Selection and Award Determination

The Committee selected Total Segment EFO because it provides insight into the Company's profitability and incents optimization of gross margin dollars and cost structure. This metric is the third key financial goal discussed with investors. The other key financial goals, Cash Generation and Digital Revenue Growth, are part of EXCEL.

The Committee established the target for Total Segment EFO at the midpoint of the range communicated to investors. It represents an improvement of 188% in year-over-year performance. The Committee established the threshold at $175M which represents an improvement of 26% from prior year performance. No award is earned for performance below the threshold.

Based on the 2010 Total Segment EFO results of $369 million, which represents a 165% improvement from 2009, the Committee approved an award of 86.3% of target. In deciding upon this award, the Committee applied negative discretion to remove segment EFO improvements resulting from the negative discretion applied to EXCEL. Mr. Perez therefore earned the following stock unit award, with payout contingent on satisfaction of an additional three year cliff vesting requirement.

	2010 Initial Performance Share Allocation (in stock units)	Percent Earned	Certified 2010 Award (in stock units) cliff vests 12/31/2013
A.M. Perez, Chairman & CEO	287,380	86.3%	248,009

RISK MITIGATING POLICIES

Share Ownership Program

Our Share Ownership Program outlines the Company's expectation for Kodak stock ownership by our Section 16 Executive Officers. This program, first introduced in 1992, is intended to closely align the interests of our Section 16 Officers with those of our shareholders by requiring Section 16 Officers to acquire a significant ownership stake in the Company. Ownership requirements are equal to at least one to five times base salary amounts, depending on the Section 16 Officer's position. Shares counting toward the required ownership include stock acquired upon stock option exercise, Leadership Stock when earned but not vested, Restricted Stock and RSUs, shares held in the Section 16 Officer's account under Kodak's Employee Stock Ownership Plan or Savings and Investment Plan, any "phantom stock" selected by a Section 16 Officer as an investment option in the Executive Deferred Compensation Plan, and shares owned directly by the Section 16 Officer and his or her spouse. The program also includes an expectation that Section 16 Officers retain 100% of shares attributable to the exercise of stock options or the vesting or earn-out of full value shares (such as Restricted Stock, RSUs or Leadership Stock), net of taxes, until they attain their specified ownership levels. The ownership requirements are as follows:

Officer Level	Ownership as Multiple of Base Salary*
CEO (Mr. Perez)	5x
COO/President (Mr. Faraci)	4x
Executive Vice President	3x
Senior Vice President (Mr. Jotwani, Mmes. Haag and McCorvey)	2x
Other Section 16 Officer	1x

*A retention ratio of 100% is expected until this level of ownership is achieved.

If the level of share ownership is not attained during the year, a new target is calculated each year based on the stock price and salary in effect on the first business day in January. Once the required level of share ownership is attained, the Section 16 Officer is considered to be in full compliance with the policy regardless of subsequent changes to salary or share price, until the executive is promoted or a sale of shares causes the Section 16 Officer to fall below the ownership requirement.

The Committee annually monitors each Section 16 Officer's status regarding achievement of the applicable minimum ownership requirement. As of December 31, 2010, Messrs. Perez and Faraci and Ms. Haag had met their share ownership level. Mr. Jotwani and Ms. McCorvey had not. As such, their ownership levels were reset based on the stock price and their salary in effect on January 3, 2011. This adjustment resulted in a current ownership level of 46% for Ms. McCorvey and 47% for Mr. Jotwani.

Policy on Recoupment of Executive Bonuses in the Event of Certain Restatements

The Board has a policy requiring the recoupment of bonuses paid to Named Executive Officers upon certain financial restatements. Under the policy, which is posted on our website at **www.kodak.com/go/governance**, the Company will require reimbursement of a certain portion of any bonus paid to a Named Executive Officer when:

- The payment was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement;
- In the Board's view, the officer engaged in fraud or misconduct that caused the need for the restatement; and
- A lower payment would have been made to the officer based upon the restated financial results.

In each such instance, the Company will, to the extent practicable, seek to recover the amount by which the Named Executive Officer's annual bonus for the relevant period exceeded the lower payment that would have been made based on the restated financial results, plus a reasonable rate of interest.

Committee Discussion of Risk in Goal and Metric Selection

In establishing the primary performance metrics for EXCEL, the Committee considers how to appropriately balance risk with the achievement of shareholder objectives. The Company's Chief Compliance Officer, who leads our enterprise risk management program, attends the Committee discussions regarding the selection of goals and metrics to advise the Committee on any potential concerns regarding excessive risk. The Chief Compliance Officer also attends the Committee meeting where the Committee certifies payouts against performance goals.

In 2010, the Committee considered risk in establishing the threshold for Cash Generation so as not to incent risk-taking in the timing of intellectual property arrangements. In addition, the Committee used the following governance procedures to manage risk regarding EXCEL:

- The Committee reviewed the Company's cash plan, as shared with investors, prior to establishing the EXCEL performance metrics.
- Prior to certifying EXCEL performance, the Committee reviewed the means by which the Company generated cash against the initial plan in order to evaluate the nature as well as the quantity of the cash result.
- Consistent with Company policy, the approval of the Finance Committee was required in advance of any asset or business sale resulting in cash proceeds greater than $50 million.
- The Committee required that the threshold for Cash Generation be met in order for any payment to be earned for Digital Revenue Growth, so that the potential risk of incenting profitless growth was mitigated.
- The Committee established baseline metrics to insure that management was not incented to take short-term actions which are not in the best interests of shareholders.

OTHER POLICIES

Equity Award Policy

Any equity awards granted to Named Executive Officers are in accordance with our Board of Directors' Policy on Equity Awards which governs the timing of equity grants, as follows:

Annual Stock Option Award

When annual grants of stock options are to be awarded, they are awarded by the Committee on the date of the Committee's regularly scheduled meeting in which the grant was approved. These meetings are scheduled at least one year in advance.

Grant Dates for Ad Hoc and New Hire Equity Awards

For awards to Section 16 Executive Officers, the grant date for any ad hoc or new hire equity award approved in a meeting of the Committee will be:

- The date of the Committee meeting in which the award is approved in the case of an ad hoc equity award; or
- The next regularly scheduled Committee meeting following the first date of employment in the case of an equity award to a new hire.

The grant date of any ad hoc or new hire equity award approved by unanimous written consent of the Committee will be the next regularly scheduled Committee meeting following:

- The date of execution of the unanimous consent in the case of an ad hoc equity award; or
- The first date of employment in the case of an equity award to a new hire.

In no case will the exercise price of any stock option be lower than the fair market value of the Company's stock on the grant date as defined in the applicable equity compensation plan. In its discretion, the Committee may award premium priced options. In no case will the exercise price of premium priced options be lower than the fair market value of the Company's stock price as defined in the applicable equity compensation plan.

Policy on Qualifying Compensation

When designing all aspects of compensation, the Company considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code. Section 162(m) provides that the Company may not deduct compensation of more than $1 million paid to our CEO and the three other most highly compensated Named Executive Officers employed at year-end (other than the CFO), other than "performance-based" compensation that meets certain requirements. Annual variable pay under EXCEL is designed to satisfy the requirements for "performance-based" compensation as defined in Section 162(m). Stock options, Leadership Stock and the CEO Performance Share Plan are also intended to satisfy the requirements for "performance-based" compensation under Section 162(m). While these plans are designed to operate in a manner that is intended to qualify as "performance-based" under Section 162(m), the Committee may administer the plans in a manner that does not satisfy the requirements of Section 162(m) in order to achieve a result that the

Committee determines to be appropriate.

Generally, whether compensation will be deductible under Section 162(m) will be an important, but not a decisive, factor with respect to the Committee's decisions.

OTHER COMPENSATION ELEMENTS

Retirement Plans

The Company offers a tax-qualified defined benefit plan, comprised of a cash balance component and a traditional defined benefit component (KRIP), and a tax-qualified 401(k) defined contribution plan (SIP), which cover virtually all U.S. employees. In addition to these tax-qualified retirement plans, the Company provides supplemental non-qualified retirement benefits to our executives, including the Named Executive Officers, under the Kodak Unfunded Retirement Income Plan (KURIP) and the Kodak Excess Retirement Income Plan (KERIP). KURIP and KERIP are unfunded retirement plans that are designed to provide our executives with pension benefits that make up for the Internal Revenue Code's limitations on allocations and benefits that may be paid under KRIP and SIP. None of our Named Executive Officers has an accumulated benefit under KERIP. The details of KRIP and KURIP are described under the Pension Benefits Table on pages 59 – 60 of this Proxy Statement.

The Company believes that our tax-qualified retirement plans and non-qualified supplemental retirement plans effectively serve to attract and retain employees.

Supplemental Individual Retirement Arrangements

At the time of their hire, the Company entered into individual letter agreements with Messrs. Perez and Faraci to provide additional retirement benefits beyond those available under our tax-qualified retirement plans and non-qualified supplemental retirement plans. These agreements provide eligibility for the traditional benefit component of KRIP and KURIP and for additional years of service in calculating those benefits. Supplemental individual retirement arrangements were necessary to recruit these Named Executive Officers. The benefits provided to our Named Executive Officers under any individual retirement arrangement are described on page 61 of this Proxy Statement.

Mr. Sklarsky also had a letter agreement with the Company that provided credits to a phantom cash balance account into which he would vest upon attaining five years of continuous employment (i.e., October 30, 2011). Mr. Sklarsky's last date of employment with the Company was November 5, 2010, therefore, this benefit was not paid to him.

Deferred Compensation Plan

The Company has maintained a non-qualified deferred compensation plan for its executives, known as the Eastman Kodak Company 1982 Executive Deferred Compensation Plan (EDCP). In 2009, the Committee froze the receipt of new monies into this plan indefinitely due to the plan's administrative costs and low utilization.

Perquisites

The Company provides certain perquisites, which are reviewed periodically, to ensure the personal security of senior executives, to maximize an executive's time spent on Company business, or to attract and retain them.

Our executive security program requires our CEO to use Company aircraft for all business travel. Effective January 1, 2011, the Company placed limitations on Mr. Perez's non-business use of corporate aircraft such that the Company will provide this perquisite at a maximum level of $100,000 annually. Mr. Perez is responsible for payment of costs associated with his personal use over this threshold under a time-sharing agreement. Our Named Executive Officers, other than our CEO, are not permitted to use corporate aircraft for personal travel without approval from our CEO. This restriction applies to personal travel of these Named Executive Officers as well as the travel of a spouse when accompanying the Named Executive Officer on business travel.

The Company eliminated financial counseling services and personal umbrella liability insurance for all executives who did not have coverage on January 1, 2009. The Company also eliminated home security services for all executives with the exception of the CEO. Named Executive Officers have access to the Company's consumer products and services.

The compensation attributed to our Named Executive Officers for 2010 for perquisites is included in the Summary Compensation Table on pages 49 – 51 of this Proxy Statement.

SEVERANCE AND CHANGE IN CONTROL ARRANGEMENTS

Severance Arrangements

The Committee believes that it is important to provide our senior management some measure of financial security in the event their employment is terminated without cause, because of their responsibility for the success of the Company and the execution of the Company's strategic plan.

Messrs. Perez and Jotwani have an individual letter agreement that provides various severance benefits in the event their employment is terminated under various circumstances. These individual letter agreements were established at the time Messrs. Perez and Jotwani commenced employment with the Company. Additionally, when determining the appropriate severance arrangement for a Named Executive Officer, the Committee generally applies pre-established guidelines. Under these guidelines, our Named Executive Officers may be eligible to receive a severance allowance equal to one to two times their target total cash compensation depending on their position, length of service and the circumstances surrounding their departure. The individual letter agreements for Named Executive Officers are approved by the Committee and are consistent with guidelines for executive severance that the Committee has established.

Our individual severance arrangements are designed to serve as a retention tool and to eliminate any reluctance of executives to implement any transformational components of the Company's strategic plan. In certain instances, an executive's successful completion of his or her responsibilities may result in the elimination of his or her job. These arrangements also provide an incentive for individuals to sign a release of claims against the Company, to refrain from competing with the Company and to cooperate with the Company both before and after their employment is terminated.

Mr. Perez's individual severance arrangement provides severance benefits that are payable in the event his employment is terminated by the Company without "cause" or if he terminates for "good reason." Mr. Jotwani's arrangement provides him with severance benefits for termination by the Company without "cause" or in the event of his long-term disability. The definitions of "cause" and "good reason" as applicable to Mr. Perez's and Mr. Jotwani's letter agreements are set forth on pages 64 – 65 of this Proxy Statement.

When approving any letter agreement for employment or retention, the Committee focuses on the reasons for which severance may be triggered relative to the Named Executive Officer's position and responsibilities.

Our severance arrangements with Messrs. Sklarsky and Faraci and Mmes. McCorvey and Haag are provided in accordance with the Company plans applicable to employees generally. For additional information regarding the potential severance benefits payable to our Named Executive Officers under various circumstances, see the description under the Severance Payments Table on pages 68 – 69 of this Proxy Statement.

Change in Control Arrangements

Consistent with our compensation philosophy, we believe that the interests of our shareholders are best served if the interests of our senior management are aligned with theirs. To this end, our Executive Protection Plan, which the Company adopted in 1992, provides for enhanced change in control severance benefits for our Named Executive Officers to reduce any reluctance of our Named Executive Officers to support potential change in control transactions that may be in the best interest of shareholders and to promote the continued employment and dedication of our Named Executive Officers without distraction. The Committee believes that these change in control benefits also encourage smooth transition of management in the event of a change in control. The terms of the Executive Protection Plan are more fully described on page 66 of this Proxy Statement.

When determining the appropriate level of change in control severance benefits for a Named Executive Officer under the Executive Protection Plan, the Committee considers how to ensure that the plan continues to fulfill the objectives described above and, in doing so, it takes market practice and cost of the benefits into consideration. The Committee's decisions concerning these benefits do not affect decisions on other compensation elements. Certain of our other employee benefit and compensation plans also provide enhanced benefits to our Named Executive Officers, as well as other US employees, after a change in control. These benefits are designed to protect our Named Executive Officers against possible loss of benefits after a change in control. The terms of the Executive Protection Plan and the treatment of any benefits after a change in control under the Company's retirement and welfare plans, deferred compensation plan, EXCEL, and equity incentive plans are more fully described on pages 66 – 67 of this Proxy Statement.

Beginning in 2010, new Section 16 Officers waived their right to an excise tax gross-up payment under our Executive Protection Plan. The Plan was amended later in the year to eliminate all excise tax-gross ups. In addition, the plan was amended to eliminate the ability of the CEO and the President to receive termination benefits if either should leave the Company under certain circumstances following a change in control. While Mr. Perez had already forfeited his "walk away" right and excise tax gross-up as described above, these amendments eliminated the right associated with anyone serving as CEO or President in the future.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation of each of our Named Executive Officers for 2008, 2009, and 2010:

Name and Principal Position	Year	Salary[1]	Bonus	Stock Awards[2]	Option Awards[3]	Non-Equity Incentive Plan Comp.[4]	Change in Pension Value and Non-qualified Deferred Comp. Earnings[5]	All Other Comp.[6]	Total
A.M. Perez	2010	$1,096,168	—	$1,701,290	$0	$341,000	$2,259,538	$320,194	$5,718,190
Chairman &	2009	988,660	—	6,181,534	1,050,000	1,705,000	2,468,046	232,079	12,625,319
CEO	2008	1,096,168	—	2,321,282	683,901	0	3,438,295	285,442	7,825,088
A.P. McCorvey[7] SVP & CFO	2010	312,093	—	0	41,850	47,733	58,007	16,399	476,082
P.J. Faraci	2010	697,561	—	0	0	119,000	595,728	4,221	1,416,510
President &	2009	651,950	—	2,029,519	630,000	595,000	692,301	748	4,599,518
COO	2008	697,561	—	1,300,992	224,543	0	341,208	27,947	2,592,251
P. Jotwani[8] SVP & CMO	2010	135,680	—	396,000	535,000	23,425	5,321	0	1,095,426
J.P. Haag	2010	459,593	—	0	0	59,956	382,347	1,531,272	2,433,168
SVP & GC	2009	429,537	—	769,120	0	299,780	478,878	6,693	1,984,008
Former Executive									
F.S.	2010	528,921	—	0	0	0	0	7,825	536,746
Sklarsky[9]	2009	558,811	—	1,709,116	0	450,000	191,801	773	2,910,502
Former EVP & CFO	2008	597,911	—	641,885	189,098	0	119,720	10,369	1,558,983

(1) This column reports the base salary earned by each of our Named Executive Officers. See pages 40 – 41 of this Proxy Statement for a discussion and analysis of base salary levels.

(2) This column reports the grant date fair value (as calculated for financial reporting purposes), without any reduction for risk of forfeiture, for all stock awards (including Leadership Stock, Restricted Stock and RSUs) granted during each year reported. The Committee did not award an annual equity grant in 2010 consistent with the intent disclosed in our 2010 proxy statement. The values in this column represent Mr. Perez's 2010 performance stock unit award under his individual letter agreement, which defined an intended value of $1.23 million. This value was converted to shares using the 10-day closing price of Kodak stock up to the date the shares were issued on January 4, 2010 ($4.28) rounded to the nearest ten shares. Since the Committee approved the performance share metrics at the February 22, 2010 meeting, the value of the award was established on that date in accordance with Accounting Standards Codification Topic 718 utilizing the then current stock price of $5.92. On March 16, 2011, the Committee certified an award payment of 86.3%, representing 248,009 shares worth $734,107 based on the closing price on that date. Mr. Jotwani's value represents his October 2010 new hire restricted stock unit award.

(3) This column reports the grant date fair value (as calculated for financial reporting purposes), without any reduction for risk of forfeiture, for all stock option awards granted during each year reported. The Committee did not award an annual equity grant in 2010 consistent with the intent disclosed in the 2010 proxy statement. The values in this column represent (1) Mr. Jotwani's October 2010 new hire stock option award and (2) Ms. McCorvey's December 2010 stock option award, granted in connection with her promotion to CFO. Refer to the Grants of Plan Based of Awards Table for additional details. The assumptions used to calculate the values of the awards are the same as those used for our stock-based compensation disclosure in Note 20 to our financial statements in our Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the SEC on February 25, 2011. The following table includes the assumptions used to calculate the grant date fair value of stock options granted in 2008, 2009 and 2010.

Grant Date	Named Executive Officers Receiving Award	Grant Date Fair Value of Award ($)	Risk-Free Rate (%)	Expected Option Life (years)	Expected Volatility (%)	Expected Dividend Yield (%)
12/9/2008	A.M. Perez	0.91	1.82	6	32.17	7.42
	P.J. Faraci	0.91	1.82	6	32.17	7.42
	J.P. Haag	0.91	1.82	6	32.17	7.42
	F.S. Sklarsky	0.91	1.82	6	32.17	7.42
10/14/2009	A.M. Perez	2.10	2.69	6	45.34	0.00
	P.J. Faraci	2.10	2.69	6	45.34	0.00
10/19/2010	P. Jotwani	2.14	1.45	6	57.52	0.00
12/13/2010	A.P. McCorvey	2.79	2.28	6	57.82	0.00

(4) The amounts in this column represent payments under EXCEL for performance in 2008, 2009 and 2010. See the Grants of Plan-Based Awards in 2010 Table for the potential payouts for each Named Executive Officer, which depend on performance. For a description of the performance criteria and the 20% of target award payment in 2010, see "2010 EXCEL Design and Performance Results" on page 42 of this Proxy Statement. Named Executive Officers did not receive any non-equity incentive compensation for 2008 because no EXCEL awards were earned.

(5) This column reports the aggregate change in the present value of the Named Executive Officer's accumulated benefits under KRIP, KURIP and supplemental individual retirement arrangements, to the extent a Named Executive Officer participates, and the estimated above-market interest, if any, earned during the year on deferred compensation balances. The breakdown of these figures is shown in the table below:

	2008			2009			2010		
Executive	Change in Pension Value	Above-Market Interest[(a)]	Total Value	Change in Pension Value	Above-Market Interest[(a)]	Total Value	Change in Pension Value[(b)]	Above-Market Interest[(a)]	Total Value
A.M. Perez	$3,434,567	$3,728	$3,438,295	$2,468,046	$0	$2,468,046	$2,259,538	$0	$2,259,538
A.P. McCorvey	—	—	—	—	—	—	58,007	0	58,007
P.J. Faraci	341,208	—	341,208	692,301	—	692,301	595,728	—	595,728
P. Jotwani	—	—	—	—	—	—	5,321	—	5,321
J.P. Haag	—	—	—	478,878	0	478,878	382,347	0	382,347
Former Executive									
F.S. Sklarsky	119,720	—	119,720	191,801	—	191,801	0	—	0

(a) A Named Executive Officer's deferral account balances are credited with interest at the "prime rate" as reported in the *Wall Street Journal*, compounded monthly. Above-market interest is calculated as the difference between the prime rate and 120% of the Applicable Federal Rate (AFR) for the corresponding month.

(b) The primary actuarial assumption change used to calculate Pension Values was a decrease in the discount rate. There was no change in the lump sum interest rate from last year-end. Due to the fact that Mr. Perez is now age 65 and his benefits are payable as a lump sum, the decrease in discount rate has no impact on his value for 2010. Mr. Perez's Pension Value decreased from 2009 to 2010 because he reached age 65, at which time there is a decrease in the rate at which he is earning pension service. The Pension Values for Mr. Faraci and Mmes. McCorvey and Haag were increased by the decrease in discount rate. However, the 2010 Pension Values for Mr. Faraci and Ms. Haag were still smaller than the 2009 Pension Values because the decline in discount rates from 2008 to 2009 was much larger than the decline from 2009 to 2010. Mr. Jotwani's Pension Value is driven primarily by his KRIP cash balance accrual for his partial year of service since being hired September 28, 2010. The change in Pension Value for Mr. Sklarsky in 2010 is $0 because he departed voluntarily on November 5, 2010 and was not vested in the supplemental retirement benefit under his letter agreement. He therefore forfeited this supplemental benefit. Further, he received a $45,840 payout in 2010 for his KRIP cash balance. Therefore, he has a lower accumulated Pension Value than at the end of 2009, with his only remaining pension amount attributable to the $194,357 KURIP payment he will receive in June 2011.

(6) The table below shows the components of the All Other Compensation column for 2010:

Name	401(k) Match	Financial Counseling	Security Services/ Systems(a)	Personal Aircraft Usage(b)	Other	Total
A.M. Perez	$0	$7,000	$3,034	$309,407	$753(c)	$320,194
A.P. McCorvey	7,350	8,430	0	0	619(d)	16,399
P.J. Faraci	1,610	0	0	2,136	475(e)	4,221
P. Jotwani	0	0	0	0	0	0
J.P. Haag	0	8,430	0	0	1,522,842(f)	1,531,272
Former Executive						
F.S. Sklarsky	7,350	0	0	0	475(g)	7,825

(a) Reimbursement of home security services for all Named Executive Officers other than Mr. Perez was discontinued after January 2009.

(b) The incremental cost to the Company for personal use of Company aircraft is calculated based on the direct operating costs to the Company, including fuel costs, FBO handling and landing fees, vendor maintenance costs, catering, travel fees and other miscellaneous direct costs. Fixed costs that do not change based on usage, such as salaries and benefits of crew, training of crew, utilities, taxes and general maintenance and repairs, are excluded. Effective January 1, 2011, the Committee placed limitations on the non-business use of corporate aircraft by Mr. Perez, such that the Company will provide this perquisite at a maximum level of $100,000 annually. Mr. Perez is responsible for costs associated with his personal use of the aircraft in excess of this threshold under a time-sharing agreement. During the course of 2010, Mr. Perez was required to travel due to emergency medical issues concerning an immediate family member, which led to an increase in his personal use of the Company aircraft relative to prior years. Mr. Faraci's incremental cost was related to expenses associated with a business trip that was extended for personal reasons.

(c) For Mr. Perez, this amount includes personal executive protection services and personal umbrella liability insurance coverage.

(d) For Ms. McCorvey, this amount includes photographic equipment and personal umbrella liability insurance coverage.

(e) For Mr. Faraci, this amount includes personal umbrella liability insurance coverage.

(f) For Ms. Haag, this amount includes photographic equipment, theme park passes, personal umbrella liability insurance coverage and cash severance of $1,521,960 related to her termination from the Company on December 31, 2010 as discussed in the Form 8-K filed on November 12, 2010.

(g) For Mr. Sklarsky, this amount includes personal umbrella liability insurance coverage.

(7) Ms. McCorvey was elected CFO of the Company effective on November 5, 2010.

(8) Mr. Jotwani joined the Company on September 28, 2010.

(9) Mr. Sklarsky's last date of employment with the Company was November 5, 2010.

EMPLOYMENT AND RETENTION ARRANGEMENTS

The material terms of each Named Executive Officer's employment or retention arrangements with the Company are described below. The levels of salary, annual variable incentive compensation and long-term incentive compensation, as well as the material considerations that the Committee takes into account in establishing target levels for each of these elements, are described in the Compensation Discussion and Analysis on pages 36 – 48 of this Proxy Statement.

Antonio M. Perez

The Company employed Mr. Perez as President and Chief Operating Officer under a letter agreement dated March 3, 2003. This agreement was subsequently amended on February 27, 2007, December 9, 2008, April 29, 2009 and September 28, 2009. In addition, by letter dated May 10, 2005, the Board elected Mr. Perez as Chief Executive Officer, effective immediately, and Chairman of the Board, effective December 31, 2005. Under his letter agreement as amended, Mr. Perez is currently eligible for:

- An annual base salary of no less than $1.1 million;
- The Company's EXCEL and annual long-term incentive program;
- A performance stock unit grant for 2010 and 2011 with an intended dollar value of $1.23 million as described on page 44 of this Proxy Statement;
- All benefit plans, policies and arrangements that are provided to employees generally;
- A supplemental unfunded retirement benefit as described on page 61 of this Proxy Statement; and
- Certain severance benefits as described on page 64 of this Proxy Statement.

Antoinette P. McCorvey

Ms. McCorvey became CFO on November 5, 2010. Ms. McCorvey entered into an individual letter agreement with the Company on October 4, 1999 in connection with her initial employment as an Assistant Controller on December 1, 1999. Under her letter agreement, Ms. McCorvey is currently eligible for:

- An annual base salary;
- The Company's EXCEL and annual long-term incentive program; and
- All benefit plans, policies and arrangements that are provided to employees generally.

Philip J. Faraci

The Company employed Mr. Faraci under a letter agreement dated November 3, 2004. This agreement was subsequently amended on February 28, 2007 and December 9, 2008. Under his letter agreement as amended, Mr. Faraci is currently eligible for:

- An annual base salary;
- The Company's EXCEL and annual long-term incentive program;
- All benefit plans, policies and arrangements that are provided to employees generally; and
- A supplemental unfunded retirement benefit as described on page 61 of this Proxy Statement.

Pradeep Jotwani

The Company employed Mr. Jotwani as President, Consumer Digital Imaging Group, and CMO under a letter agreement dated September 24, 2010. Under his letter agreement, Mr. Jotwani is currently eligible for:

- An annual base salary;
- The Company's EXCEL and annual long-term incentive program;
- An equity award in connection with the commencement of his employment, as described on page 40 of this Proxy Statement;
- All benefit plans, policies and arrangements that are provided to employees generally; and
- Certain severance benefits expiring on September 27, 2013 as described on page 65 of this Proxy Statement.

Joyce P. Haag

Ms. Haag did not have a letter agreement concerning her employment or retention.

Former Executive: Frank S. Sklarsky

Mr. Sklarsky's last date of employment with the Company was November 5, 2010. Because his departure was voluntary, Mr. Sklarsky did not receive any severance payments or benefits other than his vested retirement benefits.

GRANTS OF PLAN-BASED AWARDS IN 2010

The compensation plans under which the grants were made in 2010 that are shown in the following table include the Company's annual variable pay plan (EXCEL), and the 2005 Omnibus Long-Term Compensation Plan.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards [1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards Or Units	All Other Option Awards	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock & Option Awards
Name	**Award Description**	**Grant Date**	**Thresh-old ($)**	**Target ($)**	**Max. ($)[3]**	**Thresh-old (#)**	**Target (#)**	**Max. (#)**	**(#)**	**(#)**	**($)**	**($)[4]**
A.M. Perez	EXCEL	–	–	$1,705,000	$5,000,000							
	2010 PSU[5]	1/4/10				28,738	287,380	287,380				$1,701,290
A.P. McCorvey	EXCEL	–	–	238,665[6]	–							
	Option Grant	12/13/10								15,000	$5.05	41,850
P.J. Faraci	EXCEL	–	–	595,000	3,500,000							
P. Jotwani	EXCEL	–	–	117,123[7]	3,000,000							
	Option Grant	10/19/10								250,000	3.96	535,000
	RSU Grant	10/19/10							100,000			396,000
J.P. Haag	EXCEL	–	–	299,780	2,306,000							
Former Executive												
F. S. Sklarsky	EXCEL	–	–	0[8]	–							

(1) The amounts shown for the "threshold", "target" and "maximum" levels represent the possible payouts for 2010 under EXCEL. There is no amount in the "threshold" level for EXCEL as the potential payouts can range from zero to the maximum amount allowable under the plan based on performance.

(2) The amounts shown represent the "threshold", "target" and "maximum" number of shares of common stock that Mr. Perez may earn under his 2010 performance stock unit award, which was granted pursuant to his individual letter agreement amendment in 2009. Mr. Perez's actual award earned for the 2010 performance stock plan was 248,009 shares.

(3) The maximum amounts for EXCEL represent the maximum payout permitted under the plan in accordance with the formula established under the plan. The maximum EXCEL payout for Covered Employees is the lesser of: (i) 10% of the corporate funding pool determined in accordance with performance against pre-established performance targets; (ii) 500% of a Covered Employee's annual base salary as of December 31, 2009; or (iii) $5 million. The maximum amount shown for EXCEL is the lesser of 500% of annual base salary or $5 million since the amount representing 10% of the corporate funding pool is not determinable as of the beginning of the year. Given Mr. Jotwani was not employed by the Company on December 31, 2009, the maximum payout reflected for Mr. Jotwani is 500% of his starting base salary on September 28, 2010. There is no maximum payout for Ms. McCorvey or Mr. Sklarsky as the CFO is not a Covered Employee for purposes of Section 162(m) and thus their awards are not capped under EXCEL.

(4) The amounts shown represent the full grant date fair value, as calculated in accordance with Accounting Standards Codification Topic 718, excluding forfeiture assumptions.

(5) This figure represents the special 2010 performance stock unit grant provided to Mr. Perez, per the 2009 amendment to his individual letter agreement; the maximum number of shares that may be earned is equal to the target.

(6) This amount is based on Ms. McCorvey's base salary as Director of Investor Relations for 311 out of 365 days in 2010 and as CFO for 54 out of 365 days in 2010, multiplied by her target bonus percentage of 75%.

(7) Mr. Jotwani was hired on September 28, 2010. This amount is based on his quoted salary, prorated for 95 out of 365 days worked during the year, multiplied by his target bonus percentage.

(8) Mr. Sklarsky was not eligible for a 2010 EXCEL award based on his voluntary termination from the Company on November 5, 2010.

EXCEL: Definitions of Metrics

In 2010, the Committee selected Cash Generation and Year-over-Year Digital Revenue Growth as the primary performance metrics for EXCEL. The definitions are as follows:

Metric	Definition
Cash Generation	Net cash flow provided by (used in) operating activities from continuing operations, as determined under U.S. GAAP, excluding: • Restructuring/rationalization payments • Net cash flow from the operating results of acquisitions or new strategic alliances having an annualized revenue of greater than $100 million • Share issuance, share repurchases, including associated costs, expenses and fees • Debt actions, including costs, expenses, fees, and discounts associated with amendments, revisions, issuances, re-issuances, or other actions related to the Company's debt portfolio, including revolving credit agreements • Cash consideration paid for acquisitions or new strategic alliances along with the associated deal and integration costs • Investments in unconsolidated entities • Movements or transfers of cash to marketable securities or other interest-bearing investments or accounts • Dividend payments Including: • Net cash flow generated by divested businesses, through the date of divestiture, including business divestitures categorized as continuing operations or discontinued operations • Proceeds from asset sales, agreements, settlements, and divestitures • Capital expenditures
Year-over-Year Digital Revenue Growth	Year-over-year growth is defined as the percent change in total combined segment net revenue, as reported, for the full year 2010 of Consumer Digital Imaging Group and Graphic Communications Group versus full year 2009. In the event of a divestiture or portfolio repositioning of greater than $100 million, the metric would be revised and restated to remove the divested or repositioned business revenue as reflected in the Company's Annual Commitment Plan, from the time of divestiture until year end.

2010 CEO Performance Share Plan: Definition of Metric

Metric	Definition
Total Segment EFO	Total earnings of all the Company's segments included within earnings from continuing operations before: • Restructuring/rationalization charges • Interest • Other income and charges • Impairments • Income taxes • Any other one-time items, greater than $5 million, impacting comparability Excluding: • Segment Earnings from Operations impact of acquisitions and new strategic alliances having annualized revenue of greater than $100 million, along with associated deal and integrations costs. • In the event of a divestiture or portfolio repositioning, with an annualized revenue plan of greater than $100 million, Total Segment EFO will include actual segment earnings from operations through the date of divestiture and the target will be adjusted to remove the divested or repositioned business' earnings or losses from the date of divestiture through year-end, based on the Company's Annual Commitment Plan.

All shares earned under the CEO Performance Share Plan are granted under the Company's 2005 Omnibus Long-Term Compensation Plan.

OUTSTANDING EQUITY AWARDS AT 2010 FISCAL YEAR-END TABLE[1]

The following table sets forth additional information concerning option awards and stock awards held by Named Executive Officers as of December 31, 2010, including awards granted during 2010 and described in the Grants of Plan-Based Awards Table.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Held that Have Not Vested[2] (#)	Market Value of Shares or Units of Stock that Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
A.M. Perez	500,000	0	$30.96	4/1/2013				
	90,130	0	31.71	12/9/2011				
	300,000	0	26.47	5/31/2012				
	135,000	0	24.75	12/6/2012				
	314,530	0	25.88	12/11/2013				
	397,460	0	23.28	12/10/2014				
	500,976	250,564[5]	7.41	12/8/2015				
	0	500,000[6]	4.54	10/13/2016				
					1,549,479[7]	$8,305,207	–	–
A.P. McCorvey	8,233	0	31.30	1/11/2011				
	14,000	0	31.30	11/15/2011				
	11,875	0	36.66	11/21/2012				
	10,000	0	24.59	1/19/2013				
	10,000	0	23.28	12/10/2014				
	15,786	7,894[5]	7.41	12/8/2105				
	0	15,000[8]	5.05	12/12/2017				
					48,146[9]	258,063	–	–
P.J. Faraci	32,800	0	32.50	12/5/2011				
	10,000	0	26.46	5/11/2012				
	52,500	0	26.47	5/31/2012				
	20,940	0	24.75	12/6/2012				
	25,000	0	25.01	1/31/2013				
	58,690	0	25.88	12/11/2013				
	130,490	0	23.28	12/10/2014				
	164,484	82,266[5]	7.41	12/8/2015				
	0	300,000[10]	4.54	10/13/2016				
					428,521[11]	2,296,873	–	–

footnotes start on page 57

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Held that Have Not Vested[2] (#)	Market Value of Shares or Units of Stock that Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
P. Jotwani	0	250,000[12]	3.96	10/18/2017				
					100,000[13]	536,000	–	–
J.P. Haag	6,500	0	31.30	11/15/2011				
	3,667	0	31.30	1/11/2011				
	6,875	0	36.66	11/21/2012				
	30,833	0	26.47	5/31/2012				
	10,000	0	27.06	6/29/2012				
	12,400	0	24.75	12/6/2012				
	41,580	0	25.88	12/11/2013				
	49,460	0	23.28	12/31/2013[14]				
	62,348	31,182[5]	7.41	12/31/2013[14]				
					64,404[15]	345,204	–	–
Former Executive								
F.S. Sklarsky	100,000	0	25.88	1/5/2011				
	73,252	0[16]	23.28	1/5/2011				
	69,260	0[16]	7.41	1/5/2011				
					0[16]	0		

(1) This table includes only those grants outstanding as of December 31, 2010; stock options that expire prior to the end of fiscal 2010 are excluded from this table.

(2) This column represents outstanding grants of restricted stock, restricted stock units and the 2009 Leadership Stock award held by our Named Executive Officers; it also includes the 2010 performance stock award for Mr. Perez under the 2009 amendment to his individual letter agreement.

(3) The market value of shares, units or other rights that have not vested was calculated using a stock price of $5.36, which was the closing price of the Company's common stock as of December 31, 2010.

(4) There are no unearned Leadership Stock awards outstanding as of December 31, 2010.

(5) This option was granted on December 9, 2008 and will vest in substantially equal installments on the first three anniversaries of the grant date.

(6) This option was granted on October 14, 2009 and will vest in substantially equal installments on the second, third and fourth anniversaries of the grant date.

(7) Mr. Perez's unvested stock awards include: (i) 93,741 unvested restricted stock units, which will cliff vest on December 31, 2011; (ii) 1,048,370 unvested restricted stock units, which will vest in equal installments on September 28, 2012 and 2013, with a hold until retirement provision; (iii) 159,359 shares earned from the 2009 Leadership Stock cycle, which will vest on December 31, 2011; and (iv) 248,009 shares earned from the 2010 performance stock unit award, which will cliff vest on December 31, 2013.

(8) This option was granted on December 13, 2010 and will vest in substantially equal installments on the first three anniversaries of the grant date.

(9) Ms. McCorvey's unvested stock awards include: (i) the remaining 11,319 restricted stock unit awards granted on September 16, 2008, which will vest on September 16, 2011; (ii) 2,998 unvested restricted stock units, which will cliff vest on December 31, 2011; (iii) 28,732 unvested restricted stock units, which will vest in equal installments on September 28, 2011 and 2013; and (iv) 5,097 shares earned from the 2009 Leadership Stock cycle, which will vest on December 31, 2011.

(10) This option was granted on October 14, 2009 and cliff vests on the fourth anniversary of the grant date.

(11) Mr. Faraci's unvested stock awards include: (i) 31,230 unvested restricted stock units, which will cliff vest on December 31, 2011; (ii) 344,200 unvested restricted stock units, which will vest in equal installments on September 28, 2012 and 2013; and (iii) 53,091 shares earned from 2009 Leadership Stock cycle, which will vest on December 31, 2011.

(12) This option was granted on October 19, 2010 and will vest in substantially equal annual installments on the first three anniversaries of the grant date.

(13) Mr. Jotwani's unvested stock awards represent 100,000 restricted stock units granted on October 19, 2010, which will vest in equal installments on October 19, 2013 and October 19, 2014.

(14) The expiration date for these options is three years from Ms. Haag's termination date.

(15) Ms. Haag's unvested stock awards include: (i) 11,668 unvested restricted stock units, which will cliff vest on December 31, 2011; (ii) 32,608 unvested restricted stock units, which will vest on September 28, 2012 (the remaining unvested shares were forfeited upon her termination from the Company on December 31, 2010); and (iii) 20,128 shares earned from the 2009 Leadership Stock cycle, which will vest on December 31, 2011.

(16) Mr. Sklarsky's unvested stock awards were forfeited in connection with his voluntary termination from the Company on November 5, 2010.

OPTION EXERCISES AND STOCK VESTED TABLE

	Option Awards(1)		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized On Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized On Vesting(2) ($)**
A.M. Perez	–	–	39,497	$216,612
A.P. McCorvey	–	–	12,987	50,701
P.J. Faraci	–	–	1,797	10,674
P. Jotwani	–	–	0	0
J.P. Haag	–	–	0	0
Former Executive				
F.S. Sklarsky	–	–	25,000	117,500

(1) None of the Named Executive Officers exercised stock options in 2010.

(2) This column represents the value of restricted stock and RSUs (including dividend equivalents) that vested during 2010. All awards represented in this column were valued using a stock price equal to the closing price on the vesting date.

PENSION BENEFITS FOR 2010

The Pension Benefits Table below shows the present value as of December 31, 2010 of the accumulated benefits payable to each of our Named Executive Officers, including the number of years of service credited to each Named Executive Officer under KRIP, KURIP and, when applicable, their supplemental individual retirement arrangements. The methods and assumptions for calculating the present value of accumulated benefits generally follow those set forth in Accounting Standards Codification Topic 715 under GAAP and are consistent with those used in our financial statements as described in Note 17 to the Notes to the Consolidated Financial Statements to the Company's Form 10-K for the year ended December 31, 2010. The present value has been calculated for all Named Executive Officers, with the exception of Ms. Haag, assuming they will remain in service until the normal retirement age of 65, and that the benefit is payable as a lump sum. The present value of Ms. Haag's accumulated benefit assumed a benefit commencement upon completion of 30 years of service when she would have been age 60 and 4 months. This is the age when she would have been entitled to retire without any benefit reduction. The present values of Ms. Haag's accumulated benefits were calculated assuming the form of a straight life annuity for KRIP *and a lump sum for* KURIP. For Mr. Sklarsky, *the present value of the accumulated benefit reflects the payment to be made to him in June* 2011.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
A.M. Perez	KRIP	7.75	$86,060	$0
	KURIP	7.75	1,261,548	0
	Individual Arrangement	25.08[1]	13,313,990	0
A.P. McCorvey	KRIP	11.08	117,210	0
	KURIP	11.08	183,210	0
P.J. Faraci	KRIP	6.08	62,879	0
	KURIP	6.08	288,539	0
	Individual Arrangement	14.77[2]	2,088,259	0
P. Jotwani	KRIP	0.25	5,321	0
	KURIP	0.25	0	0
J.P. Haag	KRIP	29.83	1,476,598	0
	KURIP	29.83	1,916,429	0
Former Executive				
F.S. Sklarsky	KRIP	4.17	0	45,840[3]
	KURIP	4.17	194,357	0
	Individual Arrangement	4.17	0	0

[1] Mr. Perez has been employed with the Company for 7.75 years as of December 31, 2010. Under his individual arrangement, he has accumulated 25.08 years, representing a difference of 17.33 years of additional service. Of Mr. Perez's total accumulated *benefit shown above, $9,200,365 is attributable to his additional credited service as of December 31, 2010.*

[2] Mr. Faraci has been employed with the Company for 6.08 years as of December 31, 2010. Under his individual arrangement, he has accumulated 14.77 years, representing a difference of 8.69 years of additional service. Of Mr. Faraci's total accumulated *benefit shown above, $1,228,388 is attributable to his additional credited service as of December 31, 2010.*

[3] Mr. Sklarsky was paid $45,840 from KRIP during the year. He will be paid a lump sum of $194,357 from KURIP in June 2011. He terminated voluntarily prior to vesting in his individual arrangement.

Tax-Qualified Retirement Plan (KRIP)

The Company funds a tax-qualified defined benefit pension plan (KRIP) for virtually all U.S. employees. Effective January 1, 2000, the Company amended the plan to include a cash balance component. KRIP's cash balance component covers all new employees hired after March 31, 1999, including Messrs. Perez, Sklarsky, Faraci and Jotwani and Ms. McCorvey. Ms. Haag is the only Named Executive Officer who participates in KRIP's traditional defined benefit component.

Cash Balance Component

Under KRIP's cash balance component, a hypothetical account is established for each participating employee and, for every month the employee works, the employee's account is credited with an amount equal to 4% of the employee's monthly pay (i.e., base salary and EXCEL awards, including allowances in lieu of salary for authorized periods of absence, such as illness, vacation or holidays). In addition, the ongoing balance of the employee's account earns interest at the 30-year Treasury bond rate. Employees vest in their account balance after completing three years of service. Benefits under the cash balance component are payable upon normal retirement (age 65), vested termination or death. Participants in the cash balance component of the plan may choose from among optional forms of benefits such as a lump sum, a joint and survivor annuity, and a straight life annuity.

Traditional Defined Benefit Component

Under the traditional defined benefit component of KRIP, benefits are based upon an employee's average participating compensation (APC). The plan defines APC as one-third of the sum of the employee's participating compensation for the highest consecutive 39 periods of earnings over the 10 years ending immediately prior to retirement or termination of employment. Participating compensation is base salary and any EXCEL award, including allowances in lieu of salary for authorized periods of absence, such as illness, vacation or holidays.

For an employee with up to 35 years of accrued service, the annual normal retirement income benefit is calculated by multiplying the employee's years of accrued service by the sum of: (a) 1.3% of APC, plus (b) 1.6% of APC in excess of the average Social Security wage base. For an employee with more than 35 years of accrued service, the amount is increased by 1% for each year in excess of 35 years.

The retirement income benefit is not subject to any deductions for Social Security benefits or other offsets. Participants in the traditional defined benefit component of the plan may choose from among optional forms of benefits such as a straight life annuity, a qualified joint and 50% survivor annuity, other forms of annuity, or a lump sum.

An employee may be eligible for normal retirement, early retirement benefits, vested benefits, or disability retirement benefits under the traditional defined benefit component depending on the employee's age and total service when employment with the Company ends. An employee is entitled to normal retirement benefits at age 65. For early retirement benefits, an employee must have reached age 55 and have at least 10 years of service or have a combined age and total service equal to 75. Generally, the benefit is reduced if payment begins before age 65. Employees vest in their accrued benefit after completing three years of service with the Company.

As of December 31, 2010, Ms. Haag is the only Named Executive Officers eligible for a retirement benefit under the traditional defined benefit component of the plan.

Non-Qualified Supplemental Retirement Plan (KURIP)

Each of our Named Executive Officers is eligible to receive benefits under the Kodak Unfunded Retirement Income Plan (KURIP). KURIP is an unfunded non-contributory retirement plan. It provides pension benefits where benefits cannot be paid under KRIP and matching contributions cannot be made to the Company's Savings and Investment Plan (SIP) (a 401(k) defined contribution plan), because of the limitation on the inclusion of earnings in excess of limits contained in Section 401(a)(17) of the Internal Revenue Code (for 2008, 2009 and 2010, $230,000, $245,000 and $245,000, respectively) and because deferred compensation is ignored when calculating benefits under KRIP and SIP.

For Named Executive Officers participating in the cash balance component of KRIP, the annual benefit under KURIP is calculated by crediting an employee's account with an amount equal to 7% of his or her compensation that is ignored under KRIP and SIP because it is either in excess of the Section 401(a)(17) compensation limit or deferred compensation. The ongoing balance of the executive's account earns interest at the 30-year Treasury bond rate. For 2009, the amount of an employee's compensation used to credit his or her KURIP account was reduced to 4% to parallel the Company's suspension of matching contributions to SIP for that year. The amount of compensation used to credit an employee's KURIP account returned to 7% effective January 1, 2010.

For Named Executive Officers participating in the traditional defined benefit component of KRIP, the annual benefit is calculated by determining the amount of the retirement benefit to which the employee would otherwise be entitled under KRIP if deferred compensation were considered when calculating such benefit and the limits under Section 401(a)(17) of the Internal Revenue Code were ignored, less any benefits earned under KRIP.

Benefits due under KURIP are payable upon an employee's termination of employment or death. The plan administrator may select, in his or her sole discretion, the form of payment options available under KURIP for benefits not subject to Section 409A. For benefits subject to Section 409A, payments are made in a lump sum. If an employee's benefit under KRIP is subject to actuarial reduction, then any benefit payable under KURIP will also be subject to actuarial reduction.

INDIVIDUAL SUPPLEMENTAL RETIREMENT ARRANGEMENTS

Antonio M. Perez

Under the terms of his letter agreement, Mr. Perez is eligible for a supplemental unfunded retirement benefit. Because Mr. Perez has been employed until age 65 (i.e., until November 8, 2010), he is considered to have completed 25 years of service with the Company. For employment on and after December 1, 2010, Mr. Perez receives one month of service credit for each month of employment. Mr. Perez's supplemental retirement benefit will be offset by his cash balance benefit under KRIP and KURIP, and any Company matching contributions contributed to his account under SIP. Mr. Perez will receive his supplemental retirement benefit in a lump sum after the six-month waiting period required for compliance under Section 409A.

Antoinette P. McCorvey

Ms. McCorvey's letter agreement with the Company does not provide supplemental retirement benefits.

Philip J. Faraci

Under the terms of his letter agreement, Mr. Faraci is eligible for a supplemental unfunded retirement benefit which allows for an extra 1.5 years of credited service for each year he is employed, up to a maximum of 20 years of enhanced credited service. Because Mr. Faraci was employed for six years on December 6, 2010, he will be treated as if he is eligible for the traditional defined benefit component of KRIP and will be considered to have completed 14 years of service with the Company. If he remains employed for 12 years, he will be considered to have completed 30 years of service with the Company. Mr. Faraci's supplemental retirement benefit will be offset by his cash balance benefit under KRIP and KURIP, any Company matching contributions contributed to his account under SIP and any retirement benefits provided to him pursuant to the retirement plan of any former employer. Mr. Faraci he will receive his supplemental retirement benefit in a lump sum after the six-month waiting period required for compliance under Section 409A.

Pradeep Jotwani

Mr. Jotwani's letter agreement with the Company does not provide supplemental retirement benefits.

Joyce P. Haag

Ms. Haag did not have a letter agreement with the Company. She has no supplemental retirement benefits.

Former Executive: Frank S. Sklarsky

Mr. Sklarsky's last date of employment with the Company was November 5, 2010. Because his departure was voluntary, Mr. Sklarsky forfeited the enhanced retirement benefit provided under his letter agreement.

NON-QUALIFIED DEFERRED COMPENSATION FOR 2010

Name	Plan Name	Executive Contributions ($)	Registrant Contributions ($)	Aggregate Earnings ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Year End ($)
A.M. Perez	Salary Deferral	$96,169[1]	–	$15,295[2]	–	$529,155[3]
	EDCP	–	–	39,175[2]	–	1,226,723[4]
	Deferred Stock Units	–	–	108,068[5]	–	508,107
A.P. McCorvey	EDCP	–	–	3,561[2]	–	111,510
P.J. Faraci	N/A	–	–	–	–	N/A
P. Jotwani	N/A	–	–	–	–	N/A
J.P. Haag	EDCP	–	–	5,765[2]	–	180,508
Former Executive						
F.S. Sklarsky	N/A	–	–	–	–	N/A

(1) This amount represents a salary deferral of $96,169, which is included in the base salary earned by Mr. Perez as reported in the Summary Compensation Table for fiscal 2010.

(2) This amount represents interest earned during fiscal 2010 with no above-market interest.

(3) This amount includes the 2008 salary deferral of $96,169 and above-market interest of $743 as well as the 2009 salary deferral of $33,289 with no above-market interest; these amounts are also reported in the Summary Compensation Table for fiscal 2008 and 2009.

[4] This amount includes the 2008 above-market interest of $2,985, which is also reported in the Summary Compensation Table for fiscal 2008 (there was no above-market interest in 2009).

[5] This amount reflects gains attributable to the appreciation in the Company's stock price during fiscal 2010 (i.e. the closing price of $4.22 as of December 31, 2009 vs. the closing price of $5.36 as of December 31, 2010).

Executive Deferred Compensation Plan

The Company has maintained the Eastman Kodak Company 1982 Executive Deferred Compensation Plan (EDCP) for executives who participated in the plan prior to 2007. In 2009, the Committee froze the receipt of new monies into the plan, due to its low utilization and its administrative cost. Prior to 2009, the Committee had made annual decisions to freeze the receipt of new monies in both 2007 and 2008. The plan's benefits are neither funded nor secured.

After the period of fixed deferment, any account balance may be paid in a cash lump-sum payment as soon as administratively possible coincident with a pay cycle in September, after the account is valued in August following the end of the deferment. Upon termination of employment, for amounts not subject to Section 409A, the Committee has the sole discretion to pay such amounts in a lump sum or in annual installments, not to exceed 10 annual installments. For amounts subject to Section 409A, most Named Executive Officers elected to be paid in a lump sum or in installments, provided that payments begin no later than when the executive reaches age 71. If an executive has not filed an election, then any amounts subject to Section 409A will be paid in a lump sum. Any amounts subject to Section 409A are subject to a further six-month waiting period following termination of employment in order to ensure compliance with Section 409A. Withdrawals prior to termination of employment are not permitted under the plan except in cases of severe financial hardship not within the executive's control, although amounts not subject to Section 409A may be withdrawn by an executive prior to termination of employment, provided that 10% of the amount withdrawn will be forfeited by the executive.

Salary and Bonus Deferral Program

To preserve the full deductibility for federal income tax purposes of Mr. Perez's base salary, he is required to defer that portion of his base salary that exceeds $1 million. The amount deferred in each pay period bears interest at the same rate as described above for our EDCP. The deferred amounts and interest earned on these amounts are tracked through a notional account maintained by the Company. Amounts deferred are payable only upon Mr. Perez's retirement from the Company, in the form of a lump sum. The notional account is neither funded nor secured.

Deferral of Stock Awards

Under the Company's prior equity award programs, Named Executive Officers were at times permitted to defer the receipt of various equity awards to a future date later than the date that the award vests. Mr. Perez elected to defer awards earned under the Alternative Award of the Executive Incentive Plan under the 2002 – 2004 performance cycle of the Company's Performance Stock Program, his Restricted Stock award granted on October 1, 2003 and the performance stock units earned under the 2004 – 2005 performance cycle of the Leadership Stock Program. Each of these awards has fully vested as of December 31, 2009.

All of these deferred awards are tracked through notional accounts maintained by the Company. For each share or unit deferred, the executive receives a phantom unit of our common stock in his account. Any stock dividends or amounts equivalent to dividends paid on our common stock are added to the executive's notional account in the form of additional phantom units as they are paid, at the same rate as dividends are paid on shares of our common stock. For these deferred awards, stock dividends were unrestricted, but are subject to the original payment terms of the underlying deferred award. The notional accounts are neither funded nor secured.

The payout, withdrawal and distribution terms are generally similar for each deferred award, other than the performance stock units earned under the 2004 – 2005 performance cycle of the Leadership Stock Program that were deferred by Mr. Perez. Pursuant to his deferral election, Mr. Perez will be entitled to receive a distribution following his termination of employment of all amounts in his deferred account attributable to these performance stock units (and any earnings thereon) in a lump-sum payment, in shares, as soon as administratively practicable in March of the following year after his termination of employment with the Company. If applicable, a six-month waiting period is required for compliance under Section 409A.

For all other deferred awards, upon termination of employment for any reason other than death, the amounts held in an executive's notional accounts will be distributed in a single lump sum or in up to 10 annual installments as the Committee determines at its sole discretion. The Committee will also have the discretion to pay the amounts in cash or in shares, or in any combination of both. Upon an executive's death, the balance of an executive's deferred account that is not subject to restriction will be paid in a lump-sum cash payment within 30 days after appointment of a legal representative of the deceased executive.

Withdrawals prior to termination of employment are not permitted under the terms of the deferral program except in cases of severe financial hardship not within the executive's control, as determined at the Committee's sole discretion.

TERMINATION AND CHANGE IN CONTROL ARRANGEMENTS

Potential Benefits upon Termination for Reasons other than Change in Control

Each of our Named Executive Officers is eligible to receive certain severance payments and benefits in connection with termination of employment under various circumstances. The potential severance benefits payable to our Named Executive Officers in the event of termination of employment on December 31, 2010 pursuant to any individual arrangement with the Company are described below. For Named Executive Officers without an individual arrangement, severance benefits equal to 1.5 weeks of target total cash compensation per year of service with the Company may be payable in accordance with the Company's Termination Allowance Plan (TAP). If a Named Executive Officer terminates between February 1, 2009 and December 31, 2012 inclusive, his or her severance benefit pursuant to any individual agreement or TAP, as applicable, will be partially offset by the Special Termination Program benefits payable from KRIP. A Named Executive Officer's severance arrangement may nevertheless be adjusted in accordance with pre-established guidelines applied by the Committee to determine the appropriate arrangement for that Named Executive Officer. These guidelines are described on page 48 of this Proxy Statement.

Actual amounts paid or distributed to our Named Executive Officers as a result of one of the separation events occurring in the future may be different than those described below due to the fact that many factors affect the amounts of any payments described under the various separation events. For example, factors that could affect the amounts payable include the executive's base salary, the Company's stock price and the executive's age and service with the Company. At the time of separation of a Named Executive Officer, the Committee may approve severance terms that vary from those provided in the Named Executive Officer's pre-existing individual letter agreement(s), if any, or in relevant employee benefit plans, provided that such terms are consistent with the guidelines that the Committee establishes for executive severance.

In addition to benefits outlined in our Named Executive Officers' individual severance arrangements, Named Executive Officers will be eligible to receive any benefits accrued under the Company's broad-based benefit plans, such as distributions under SIP, disability benefits and accrued vacation pay, in accordance with those plans and policies. Our Named Executive Officers will also be eligible to receive any account balances at the 2010 fiscal year end under our non-qualified deferred compensation plans and programs as set forth in the Non-Qualified Deferred Compensation Table on page 61 of this Proxy Statement and any present value of accrued benefits as set forth in the Pension Benefits Table on page 59 of this Proxy Statement.

Following termination of employment, each of our Named Executive Officers is subject to compliance with the post-termination restrictive covenants set forth in his or her Eastman Kodak Company Employee's Agreement, in addition to any covenants under individual arrangements with the Company. These covenants generally prohibit our Named Executive Officers from disclosing proprietary or confidential information of the Company and from competing with the Company for a certain period after termination of their employment. All of our Named Executive Officers are prohibited from soliciting any of our employees to leave employment with the Company, or to solicit any of our customers or suppliers to do business with any of our competitors, for one year after termination of their employment. All of our Named Executive Officers are prohibited from engaging in any work for a competitor of the Company in the field in which they were employed by Kodak for a period of not more than 18 months after termination. Mr. Perez is also subject to a two-year non-compete after termination of his employment under his letter agreement dated March 3, 2003.

For any unvested or restricted equity awards, related restriction periods may lapse pursuant to the terms of the awards depending on the circumstances surrounding a Named Executive Officer's termination of employment. The Committee may waive any restrictions or accelerate vesting if an executive's termination is determined to be for an "approved reason." An "approved reason" is defined as a termination of employment that is in the best interest of the Company, as determined by the Committee. Absent an agreement specifying different treatment, equity awards held by Named Executive Officers will generally be affected as follows:

- **Stock Options:** If the Committee determines that a Named Executive Officer's termination is for an approved reason, then all unvested stock options will continue to vest as if employment continued and will expire on the third anniversary from the last date of employment. Upon termination of employment due to death or disability, all unvested stock options will immediately vest and remain exercisable until the third anniversary from the last date of employment.
- **Leadership Stock Awards:** Upon termination of employment due to death, disability, retirement, or an approved reason, an executive will remain eligible to receive an award earned under the performance cycle, provided the executive was employed for the entire year of the one-year performance cycle.
- **Restricted Stock Awards:** For termination due to an approved reason, subject to the Committee's approval, the executive will retain the shares and restrictions will lapse upon termination. In the event of disability, the executive will retain the shares and restrictions will lapse upon termination. In the event of death, restrictions will lapse and the shares will be paid to the executive's estate.
- **RSU Awards:** Upon termination of employment due to death, disability or an approved reason, an executive will be eligible to retain a portion of, or all of, his or her unvested award, unless the termination occurs prior to the first anniversary of the grant date, subject to the terms and conditions of the award administrative guide. Upon termination of employment due to retirement,

an executive will forfeit his or her award unless retirement is specified as an approved reason in the award administrative guide or approved by the Committee.

Named Executive Officers will also be eligible to receive a pro rata EXCEL award, if earned, if their employment is terminated due to death, disability, retirement, or an approved reason.

Individual Severance Arrangements

Antonio M. Perez

Under the terms of his letter agreement dated March 3, 2003, Mr. Perez will be eligible to receive certain severance benefits in the event his employment is terminated under various circumstances as described below. The amount and nature of the severance benefits he will be eligible to receive varies depending on the circumstances surrounding his termination. As a condition to receiving severance benefits, Mr. Perez must execute a general release and covenant not to sue in favor of the Company. He is not required to seek other employment to mitigate the amount of any severance payments payable to him. Mr. Perez will be subject to a two-year non-compete agreement after termination of his employment. In the event that he breaches this non-compete agreement, he will forfeit the right to receive certain severance benefits otherwise payable in connection with termination without "cause" and for "good reason" and have to repay the Company for any severance benefits received. For purposes of his letter agreement, "cause" is defined as Mr. Perez's failure to perform or gross negligence in performing his duties, conviction of a crime, or a material breach of his agreement or the Company's Business Conduct Guide. "Good reason" is defined as an adverse change in Mr. Perez's title or responsibilities, a material breach of his agreement by the Company, or the failure of any successor to the Company to assume obligations under his agreement.

Mr. Perez's March 3, 2003 letter agreement was amended by a letter agreement dated December 9, 2008, to provide that any severance benefits payable under his letter agreements will begin after the six-month waiting period required for compliance under Section 409A, and by a letter agreement dated September 28, 2009, to qualify pro-rated earned EXCEL awards upon termination of employment as performance-based compensation under Section 162(m).

Termination by the Company without Cause or by Mr. Perez for Good Reason. If Mr. Perez is terminated by the Company without cause or if Mr. Perez terminates his employment with the Company for good reason, he is eligible to receive (less applicable withholding and subject to Section 409A compliance):

- An amount equal to two times the sum of his current base salary and EXCEL target award, payable over no more than 24 months;
- A pro rata bonus award under EXCEL for the year in which the termination occurs, if earned (as certified and determined by the Committee), payable in a single installment on the normal payment date when awards are paid to other executives;
- Any earned, but unpaid, EXCEL award for the prior performance year;
- Waiver of the forfeiture provisions of any Restricted Stock award;
- The continued vesting of unvested stock option awards and all vested stock options will remain exercisable for the remainder of their term;
- His additional retirement benefit provided under his individual arrangement as based on 25.0833 years of service;
- Continuation of existing coverage under the Company's medical and dental plans for four months at the Company's expense;
- Outplacement services; and
- Services under Kodak's financial counseling program for the two-year period immediately following his termination of employment.

Termination by the Company for Cause. If Mr. Perez's employment is terminated by the Company for cause, he is eligible to receive (less applicable withholding and subject to Section 409A compliance):

- Any earned, but unpaid, EXCEL award for the prior performance year;
- His additional retirement benefit provided under his individual arrangement as based on 25.0833 years of service; and
- 60 days to exercise any vested stock options (or through the expiration of the option's original term, if earlier) unless the option is forfeited by its terms as a result of his termination for cause.

Termination by Mr. Perez without Good Reason. If Mr. Perez terminates his employment without good reason, he is eligible to receive (less applicable withholding and subject to Section 409A compliance):

- Any earned, but unpaid, EXCEL award for the prior performance year;
- His additional retirement benefit provided under his individual arrangement based on 25.0833 years of service; and

- Any vested stock options granted at the time he commenced employment will remain exercisable for the remainder of their term and all other vested stock options will remain exercisable for 60 days (or through the expiration of the option's original term, if earlier).

Termination for Death. In the event Mr. Perez's employment is terminated due to his death, his estate will be eligible to receive (less applicable withholding and subject to Section 409A compliance):

- A pro rata annual target award under EXCEL payable in a single installment on the normal payment date when awards are paid to other executives;
- Any earned, but unpaid, EXCEL award for the prior performance year;
- Waiver of the forfeiture provisions of any Restricted Stock award outstanding;
- Immediate vesting of any unvested option award and all outstanding stock options will remain exercisable by his estate or transferee for the remainder of the original term;
- A survivor benefit equal to his additional retirement benefit provided under his individual arrangement based on 25.0833 years of service; and
- Services under Kodak's financial counseling program for the two-year period immediately following his death.

Termination for Disability. In the event Mr. Perez's employment is terminated as a result of disability pursuant to the Company's long-term disability plan, he will be eligible to receive (less applicable withholding and subject to Section 409A compliance):

- Applicable benefits under the Kodak long-term disability plan;
- A pro rata annual target award under EXCEL payable in a single installment on the normal payment date when awards are paid to other executives;
- Any earned, but unpaid, EXCEL award for the prior performance year;
- Waiver of the forfeiture provisions on any Restricted Stock award outstanding for at least one year at the time of his termination;
- Continued vesting of any unvested stock option awards outstanding for at least one year at the time of termination and such stock options will remain exercisable for the remainder of the original term;
- His additional retirement benefit provided under his individual arrangement based on 25.0833 years of service; and
- Services under Kodak's financial counseling program for the two-year period following his termination of employment.

Antoinette P. McCorvey

Ms. McCorvey's severance benefits would be provided in accordance with applicable employee benefit and compensation plans for U.S. employees, which may be adjusted in accordance with pre-established guidelines applied by the Committee.

Philip J. Faraci

Mr. Faraci's severance benefits would be provided in accordance with applicable employee benefit and compensation plans for U.S. employees, which may be adjusted in accordance with pre-established guidelines applied by the Committee.

Pradeep Jotwani

Mr. Jotwani's September 24, 2010 letter agreement provides that he will be eligible to receive certain severance benefits if his employment is terminated prior to September 28, 2013 due to disability or if the Company terminates his employment without "cause" without offering him a reasonably comparable position. For this purpose, "cause" is defined as a failure to perform his duties, violation of a rule or policy of the Company, an action that results in a criminal penalty or violation of law or a breach of the Company's Business Conduct Guide or other agreement.

Under his letter agreement, Mr. Jotwani will be eligible to receive a severance allowance equal to his current annual base salary plus EXCEL target award, less applicable withholding, payable over no more than 12 months, beginning as soon as administratively practicable after the six-month waiting period required for compliance under Section 409A. In addition, he will be eligible for outplacement services and continued existing coverage under the Company's medical, dental and life insurance plans for four months at the Company's expense.

As a condition to receiving severance benefits, Mr. Jotwani must execute a general waiver and release in favor of the Company. He will also be subject to the restrictive covenants under the Eastman Kodak Company Employee's Agreement. To the extent he breaches the terms of the waiver agreement or the Employee's Agreement, he will forfeit the right to receive certain severance benefits otherwise payable in connection with termination without cause.

Joyce P. Haag

Ms. Haag's severance benefits would be provided in accordance with applicable employee benefit and compensation plans for U.S. employees, which may be adjusted in accordance with pre-established guidelines applied by the Committee.

Former Executive: Frank S. Sklarsky

Mr. Sklarsky's last date of employment with the Company was November 5, 2010. Since his departure was voluntary, Mr. Sklarsky was not eligible for severance benefits.

Potential Benefits upon Change in Control

Executive Protection Plan

The Company maintains the Executive Protection Plan to provide severance pay and continuation of certain welfare benefits for Named Executive Officers in the event a change in control occurs and:

1) The Named Executive Officer's employment is terminated by the Company for reasons other than cause or by the Named Executive Officer for good reason within two years after a change in control; or
2) The Named Executive Officer's employment is terminated prior to a change in control and they are able to demonstrate that their employment was terminated in contemplation of a change in control.

A change in control is generally defined under the plan as:

- The incumbent directors cease to constitute a majority of the Board, unless the election of the new directors was approved by at least two-thirds of the incumbent directors then on the Board;
- The acquisition of 25% or more of the combined voting power of the Company's then outstanding securities;
- A merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or any of its subsidiaries that requires the approval of the Company's shareholders; or
- A vote by the shareholders to completely liquidate or dissolve the Company.

The plan provides that, in the event of a termination of employment, either voluntarily with "good reason" or involuntarily without "cause," within two years following a change in control, each of the Named Executive Officers will receive a lump-sum severance payment equal to: 1) three times their base salary and EXCEL target award and 2) continued participation in the Company's medical, dental, disability and life insurance plans for 12 months at no cost to the executive.

"Good reason" is defined under the plan for our Named Executive Officers to mean:

- The assignment of, or change in, the duties or responsibilities of the Named Executive Officer that are not comparable in any adverse respect with his or her duties prior to the change in control, other than a change in the executive's title or reporting relationship;
- A reduction of the Named Executive Officer's pay, target bonus opportunities or benefits;
- A material reduction in the perquisites or fringe benefits provided;
- The failure of any successor to the Company to assume the plan; or
- Any amendment or termination of the plan not permitted by its terms.

"Cause" is defined under the plan for our Named Executive Officers to mean:

- The willful and continued failure of the executive to substantially perform his or her duties (other than due to physical or mental illness) after a written demand by the Board; or
- The willful engaging in illegal conduct or gross misconduct which is materially injurious to the Company or its affiliates.

2010 Changes

In addition to the above, prior to certain amendments, the Executive Protection Plan provided that Mr. Perez and Mr. Faraci would be entitled to the above-referenced benefits if they voluntarily terminated their employment for any reason during the 30-day period commencing 23 months after a change in control. Under the September 28, 2009 amendment to his letter agreement, Mr. Perez waived his rights to receive benefits associated with this provision. On December 23, 2010, the plan was amended to eliminate this provision.

Also, prior to certain amendments, the plan provided for excise tax gross-up payments. Under the September 28, 2009 amendment to his letter agreement, Mr. Perez waived his right to excise tax gross-up payments. Beginning in February 2010, new Section 16 Officers waived their right to these payments, and the plan was amended on December 23, 2010 to eliminate these payments for all executives.

Under the plan, no amendment adversely impacting the rights of covered executives will be effective if a change in control occurs during the 12-month period following the amendment. As a result, these amendments will apply to any change in control occurring on or after December 23, 2011.

Other Benefit Plans

As a result of the Company's review in 2007 of the change in control benefits under various Company plans, the Committee determined to gradually phase out, over a five-year period beginning January 1, 2008, the change in control pension enhancements under KRIP and KURIP. Pursuant to this change, the additional age and service resulting from the change in control pension enhancement was decreased from a maximum of five years by one year for every additional year that transpires, until the enhancement is fully phased out effective January 1, 2012.

For 2010, any participant in the traditional defined benefit component of KRIP and KURIP, including the affected Named Executive Officers, whose employment is terminated for a reason other than death, disability, cause or voluntary resignation, within two years of a change in control, was provided up to two additional years of service to determine eligibility for a vested right, to calculate the amount of the accrued benefit and to determine any applicable early retirement factors. In addition, a participant was deemed to have up to two additional years of age in determining any applicable early retirement factors. For participants age 50 or older as of the date of the change in control, the enhanced age and service was used to determine eligibility for retirement.

The actual additional number of years of service and age that are given to a participant decreases proportionately depending upon the number of years that elapsed between the date of a change in control and the date of the participant's termination of employment. If the plan is terminated within two years after a change in control, the benefit for each participant would be calculated as indicated previously.

Participants in the cash balance component of KRIP and KURIP, including the affected Named Executive Officers, are entitled to a benefit equal to 7% of the participant's annual compensation at the time of the termination times the number of additional years of service that the executive is entitled to under the plan's change in control pension enhancement.

Other Compensation Programs

Under the Company's Executive Deferred Compensation Plan (EDCP), upon a change in control (as defined in EDCP and by Section 409A to the extent applicable), each Named Executive Officer who participates in EDCP will be entitled to a lump-sum cash payment of his or her account balance under the plan. For amounts not subject to Section 409A, this rule will not apply if the executive elects in writing no later than prior to the beginning of the year preceding the year in which a change in control occurs that payment shall be made in equal installments over a period not longer than 11 years.

Under the EXCEL plan, if a Named Executive Officer's employment is terminated within two years following a change in control other than as a result of death, disability, voluntary resignation, retirement or for cause, the executive will be entitled to be paid any earned, but unpaid, award and a pro rata target award for the year in which their employment is terminated. If, upon a change in control, Kodak's common stock ceases to be actively traded on the NYSE, then each Named Executive Officer will be entitled to receive any earned but unpaid award and a pro rata target award for the year in which the change in control occurs.

In the event of a change in control which causes the Company's stock to cease active trading on the NYSE, the Company's compensation plans (with the exception of the 2005 Omnibus Long-Term Compensation Plan) will generally be affected as follows when Kodak common stock is not exchanged solely for common stock of the surviving company or the surviving company does not assume all Plan awards:

- All outstanding stock options will vest in full and be cashed out based on the difference between the change in control price and the option's exercise price.
- All of the restrictions on restricted stock and RSUs will lapse and the stock will be cashed out based on the change in control price.

Under the Company's 2005 Omnibus Long-Term Compensation Plan, upon a change in control, if certain outstanding awards are assumed or substituted by the surviving company, as determined by the Committee, then the awards will not immediately vest or be exercisable. These awards include stock options, restricted stock and RSUs. If the awards are so assumed or substituted, then the awards will be subject to accelerated vesting and exercisability upon certain terminations of employment within the first two years after the change in control. If the awards are not so assumed or substituted, they will immediately vest and become exercisable and will be paid after a change in control occurs.

Effective January 1, 2011, the Committee amended the Omnibus Long-Term Compensation Plan with regard to the single trigger feature associated with performance-based equity awards. Specifically, under the prior terms of the Omnibus Plan, if more than 50% of the performance cycle had elapsed when a change in control occurs, the award would vest and be paid out at the greater of target performance or performance to date. If 50% or less of the performance cycle had elapsed when a change in control occurs, the award would vest and be paid out at 50% of target performance, regardless of actual performance to date. Effective January 1, 2011 this single trigger provision was replaced with terms stating that any performance award shall be considered assumed or substituted if it is converted to restricted stock or a restricted stock unit award, with a value based on an amount equal to 100% of target performance. These awards then vest according to their terms, subject to accelerated vesting upon certain terminations of employment within the first two years after the change in control.

Severance Payments Table

The table below estimates the incremental amounts payable upon a termination of employment by the Company under various circumstances as if the Named Executive Officer's last date of employment was December 31, 2010, using the closing price of our common stock as of December 31, 2010, which was $5.36, and including all outstanding grants through the assumed last date of employment of December 31, 2010.

	Involuntary Termination Without Cause	Termination Based on Disability	Termination Due to Death	Voluntary Termination With Good Reason[1]	Termination Due to a Change in Control[2]
A.M. Perez					
Cash Severance[3]	$5,610,000	—	—	$5,610,000	$8,415,000
Intrinsic Value of Stock Options[4]	410,000	$410,000	$410,000	410,000	410,000
Restricted Stock/RSUs[5]	1,907,266	1,907,266	1,907,266	1,907,266	6,121,714
Leadership Stock[6]	1,297,275	1,297,275	1,297,275	1,297,275	2,183,494
Benefits/Perquisites[7]	20,419	14,000	14,000	20,329	15,110
Pension[8]	—	—	—	—	—
Excise Tax Gross-Up[9]	—	—	—	—	—
Total	$9,244,960	$3,628,541	$3,628,541	$9,244,870	$17,145,318
A.P. McCorvey					
Cash Severance[3]	$249,009	—	—	—	$2,362,500
Intrinsic Value of Stock Options[4]	4,650	$4,650	$4,650	—	4,650
Restricted Stock/RSUs[5]	153,743	153,743	153,743	—	230,745
Leadership Stock[6]	27,318	27,318	27,318	—	27,318
Benefits/Perquisites[7]	11,436	—	—	—	13,189
Pension[8]	—	—	—	—	62,714
Excise Tax Gross-Up[9]	—	—	—	—	—
Total	$446,156	$185,711	$185,711	—	$2,701,116
P.J. Faraci					
Cash Severance[3]	$223,354	—	—	—	$3,885,000
Intrinsic Value of Stock Options[4]	246,000	$246,000	$246,000	—	246,000
Restricted Stock/RSUs[5]	628,621	628,621	628,621	—	2,012,305
Leadership Stock[6]	284,568	284,568	284,568	—	284,568
Benefits/Perquisites[7]	9,152	—	—	—	15,942
Pension[8]	—	—	—	—	666,429
Excise Tax Gross-Up[9]	—	—	—	—	2,485,375
Total	$1,391,695	$1,159,189	$1,159,189	—	$9,595,619

	Involuntary Termination Without Cause	Termination Based on Disability	Termination Due to Death	Voluntary Termination With Good Reason[1]	Termination Due to a Change in Control[2]
P. Jotwani					
Cash Severance[3]	$1,050,000	—	—	—	$3,150,000
Intrinsic Value of Stock Options[4]	350,000	$350,000	$350,000	—	350,000
Restricted Stock/RSUs[5]	—	—	—	—	536,000
Leadership Stock[6]	—	—	—	—	—
Benefits/Perquisites[7]	5,868	—	—	—	5,608
Pension[8]	—	—	—	—	—
Excise Tax Gross-Up[9]	—	—	—	—	—
Total	$1,405,868	$350,000	$350,000	—	$4,041,608
J.P. Haag					
Cash Severance[3]	$1,521,960	—	—	—	—
Intrinsic Value of Stock Options[4]	—	—	—	—	—
Restricted Stock/RSUs[5]	237,318	—	—	—	—
Leadership Stock[6]	107,886	—	—	—	—
Benefits/Perquisites[7]	11,289	—	—	—	—
Pension[8]	—	—	—	—	—
Excise Tax Gross-Up[9]	—	—	—	—	—
Total	$1,878,453	—[10]	—[10]	—	—[10]

[1] This column includes only Mr. Perez because no other Named Executive Officer will receive severance benefits upon voluntary termination with good reason. The values in this table were calculated using the same assumptions described above.

[2] Severance benefits under this column apply only to terminations that occur due to a change in control that were without cause or for good reason or, for Mr. Faraci as President, if a change in control occurs prior to December 23, 2011 and he voluntarily terminates for any reason during the 30-day period commencing 23 months after the change in control.

[3] The cash severance amounts disclosed above were calculated using target total cash compensation (base salary plus EXCEL target award) for each Named Executive Officer. For Mr. Perez and Mr. Jotwani, severance for all but the last column was calculated by multiplying the Named Executive Officer's target total cash compensation by a multiplier set forth in the Named Executive Officer's letter agreement(s). Mr. Perez's cash severance equation is two times his target total cash compensation. Mr. Jotwani's cash severance equation is one times his target total cash compensation. For Ms. McCorvey and Mr. Faraci, severance for all but the last column was calculated in accordance with the Company's Termination Allowance Plan (TAP). Ms. McCorvey's severance equation is equal to 16.5 weeks of her target total cash compensation. Mr. Faraci's severance equation is equal to nine weeks of his target total cash compensation. At the time of separation of a Named Executive Officer, the Committee may approve severance terms that vary from those provided in the Named Executive Officer's pre-existing individual agreement(s), if any, or under TAP, provided that such terms are consistent with the guidelines that the Committee establishes for executive severance. None of these amounts reflect any offset for Special Termination Program benefits that may be payable from KRIP. In connection with Ms. Haag's termination from the Company with approved reason on December 31, 2010, the Committee approved a severance equation equal to two times her target total cash compensation which exceeds her 43.5 weeks of severance under TAP by $887,589. This approval was memorialized in a letter agreement between Ms. Haag and the Company dated November 11, 2010.

The cash severance amounts disclosed above in the last column were calculated for each Named Executive Officer by multiplying the Named Executive Officer's target total cash compensation by three. These amounts do not reflect any offset for Special Termination Program benefits that may be payable from KRIP.

[4] This row represents the intrinsic value of all outstanding stock options that would continue to vest following the different scenarios on December 31, 2010.

(5) The amounts in this row relating to termination due to a change in control represent the value of unvested shares of Restricted Stock and RSUs that would be considered an approved reason and to be paid out upon a termination subsequent to a change in control. The amounts relating to the other identified terminations report the value of unvested shares of Restricted Stock and RSUs that would continue to vest upon the occurrence of that type of termination.

(6) There was no Leadership Stock grant in 2010. The values in this row reflect a 170% earnout for the 2009 Leadership Stock performance cycle and a 0% earnout for the 2008 Leadership Stock performance cycle. For Mr. Perez, the value also includes the earned portion of his 2010 performance stock unit award that would vest upon termination under the different scenarios on December 31, 2010.

(7) Mr. Perez would be entitled to the benefits/perquisites as described below:

- in the event of involuntary termination, $20,419, which include four months of continued dental and life insurance coverage valued at $619, outplacement services valued at $5,800 and two years of financial counseling services valued at $7,000 per year.
- in the event of termination due to disability or death, $14,000, which include two years of financial counseling services valued at $7,000 per year.
- in the event of voluntary termination with good reason, $20,329, which include four months of continued dental coverage valued at $529, outplacement services valued at $5,800 and two years of financial counseling services valued at $7,000 per year.
- in the event of termination due to a change in control, $15,110, which include one year of continued dental coverage valued at $1,587, life insurance coverage valued at $269 and disability coverage valued at $13,254.

All other Named Executive Officers would be entitled to benefits/perquisites only in the event of involuntary termination without cause or a termination due to a change in control, as described below:

- Ms. McCorvey's benefits/perquisites in the event of an involuntary termination without cause would have totaled $11,437, which include four months of continued medical, dental and life insurance coverage valued at $3,529, outplacement services valued at $5,800 and financial counseling services valued at $2,108. Her benefits/perquisites in the event of termination due to a change in control would have totaled $13,189, which include one year of continued medical coverage valued at $8,883, dental coverage valued at $1,587, life insurance coverage valued at $116 and disability coverage valued at $2,603.
- Mr. Faraci's benefits/perquisites in the event of an involuntary termination without cause would have totaled $9,152, which include four months of continued medical, dental and life insurance coverage valued at $3,352 and outplacement services valued at $5,800. His benefits/perquisites in the event of termination due to a change in control would have totaled $15,942, which include one year of continued medical coverage valued at $8,883, dental coverage valued at $1,058, life insurance coverage valued at $116 and disability coverage valued at $5,884.
- Mr. Jotwani's benefits/perquisites in the event of an involuntary termination without cause would have totaled $5,868, which include four months of continued life insurance coverage valued at $68 and outplacement services valued at $5,800. His benefits/perquisites in the event of termination due to a change in control would have totaled $5,608, which include one year of continued life insurance coverage valued at $203 and disability coverage valued at $5,405.
- Ms. Haag's benefits/perquisites in the event of an involuntary termination without cause would have totaled $11,289, which include four months of continued medical, dental and life insurance coverage valued at $3,381, outplacement services valued at $5,800 and financial counseling services valued at $2,108.

(8) The amounts included in this row report the incremental value of supplemental retirement benefits to which the Named Executive Officers would have been entitled on the occurrence of the specified termination event. The amounts reported assume that all affected Named Executive Officers would receive their supplemental retirement benefits in a lump sum.

(9) In 2009, Mr. Perez waived his rights to excise tax gross-up payments under the Executive Protection Plan. Mr. Jotwani waived his rights to these payments upon hire. Ms. McCorvey waived her rights to these payments by letter dated October 11, 2010. The plan was amended effective December 23, 2010 to eliminate these payments for all executives, including Mr. Faraci and Ms. Haag. The plan, however, provides that no amendment adversely impacting the rights of covered executives will be effective for 12 months. Therefore, Mr. Faraci would have been eligible for a payment in the event that a change in control had occurred as of December 31, 2010. Ms. Haag was ineligible due to her termination from the Company with approved reason on December 31, 2010.

(10) Due to Ms. Haag's termination from the Company with approved reason on December 31, 2010, she is not eligible for benefits due to disability, death or change in control.

REPORTING COMPLIANCE

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Securities Exchange Act of 1934, as amended, requires our Section 16 Executive Officers, directors and persons who beneficially own greater than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. We are required to disclose any failure of these Section 16 Executive Officers, directors and 10% shareholders to file these reports by the required deadlines. Based solely on our review of the copies of these forms received by us or written representations furnished to us, we believe that, for the reporting period covering our 2010 fiscal year, the forms were filed timely.

By Order of the Board of Directors



Patrick M. Sheller
Secretary and Chief Compliance Officer
Eastman Kodak Company
March 30, 2011

EXHIBITS

EXHIBIT I — DIRECTOR INDEPENDENCE STANDARDS

Pursuant to the NYSE Listing Standards, the Board of Directors has adopted Director Independence Standards to assist in its determination of director independence. To be considered "independent" for purposes of these standards, a director must be determined, by resolution of the Board as a whole, after due deliberation, to have no material relationship with the Company other than as a director. In each case, the Board will broadly consider all relevant facts and circumstances and will apply the following standards.

1) A director will not be considered "independent" if:

- The director is or was within the preceding three years an employee, or an immediate family member of the director is or was within the preceding three years an executive officer of the Company; or
- The director, or an immediate family member of the director, received, during any twelve-month period within the preceding three years, more than $120,000 in direct compensation from the Company, other than director fees and pension or other forms of deferred compensation for prior service (provided that such compensation is not contingent in any way of continued service with the Company); except that compensation received by an immediate family member of the director for services as a non-executive employee of the Company or received by the director for former services as an interim Chairman or CEO or other executive officer need not be considered in determining independence under this test; or
- The director or an immediate family member is a current partner of a firm that is the Company's internal or external auditor; the director is a current employee of such a firm; the director has an immediate family member who is a current employee of such a firm and personally works on the Company's audit; or, the director or an immediate family member was, in the last three years, a partner or employee of such a firm and personally worked on the Company's audit within that time; or
- The director, or an immediate family member of the director, is or was within the preceding three years employed as an executive officer of another company where any of the Company's present executive officers serve or served on that company's compensation committee; or
- The director is a current employee, or an immediate family member of the director is a current executive officer of, a company (other than a charitable organization) that makes payments to, or receives payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million 2% of such other company's consolidated gross revenues; provided, however, that, in applying this test, both the payments and the consolidated gross revenues to be measured will be those reported in the last completed fiscal year; and provided, further, that this test applies solely to the financial relationship between the Company and the director's (or immediate family member's) current employer – the former employment of the director or immediate family member need not be considered.

2) The following relationships will not preclude the Board from determining that a director is independent:

   Commercial Relationship: if a director of the Company is an executive officer or an employee, or whose immediate family member is an executive officer of another company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, does not exceed the greater of: a) $1,000,000 or b) 2% of such other company's consolidated gross revenues;

   Indebtedness Relationship: if a director of the Company is an executive officer of another company that is indebted to the Company, or to which the Company is indebted, and the total amount of either company's indebtedness does not exceed the greater of: a) $1,000,000 or b) 2% of the consolidated assets of the company wherein the director serves as an executive officer;

   Equity Relationship: if the director is an executive officer of another company in which the Company owns a common stock interest, and the amount of the common stock interest is less than 5% of the total shareholders' equity of the company where the director serves as an executive officer; or

   Charitable Relationship: if a director of the Company, or the spouse of a director of the Company, serves as a director, officer or trustee of a charitable organization, and the Company's contributions to the organization in any single fiscal year are less than the greater of: a) $1,000,000 or b) 2% of that organization's gross revenues.

3) For relationships not covered by Section 2 above, the determination of whether the relationship is material or not, and therefore whether the director would be independent, will be made by the directors who satisfy the independence guidelines set forth in Sections 1 and 2 above.

4) For purposes of these standards, an "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home; except that, when applying the independence tests described above, the Company need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or have become incapacitated.

EXHIBIT II — DIRECTOR QUALIFICATION STANDARDS

In addition to any other factors described in the Company's Corporate Governance Guidelines, the Board should, at a minimum, consider the following factors in the nomination or appointment of members of the Board:

1) **Integrity.** Directors should have proven integrity and be of the highest ethical character and share the Company's values.
2) **Reputation.** Directors should have reputations, both personal and professional, consistent with the Company's image and reputation.
3) **Judgment.** Directors should have the ability to exercise sound business judgment on a broad range of issues.
4) **Knowledge.** Directors should be financially literate and have a sound understanding of business strategy, business environment, corporate governance and board operations.
5) **Experience.** In selecting directors, the Board should generally seek active and former CEOs, CFOs, international operating executives, presidents of large and complex divisions of publicly held companies and leaders of major complex organizations, including scientific, accounting, government, educational and other non-profit institutions. Directors should have experience in assessing risks associated with business and strategic decisions.
6) **Maturity.** Directors should value board and team performance over individual performance, possess respect for others and facilitate superior board performance.
7) **Commitment.** Directors should be able and willing to devote the required amount of time to the Company's affairs, including preparing for and attending meetings of the Board and its committees. Directors should be actively involved in the Board and its decision making.
8) **Skills.** Directors should be selected so that the Board has an appropriate mix of skills in core areas such as accounting and finance, technology, management, marketing, crisis management, strategic planning, international markets and industry knowledge.
9) **Track Record.** Directors should have a proven track record of excellence in their field.
10) **Diversity.** Directors should be selected so that the Board of Directors is a diverse body, with diversity reflecting gender, ethnic background, country of citizenship and professional experience.
11) **Age.** Given the Board's mandatory retirement age of 72, directors must be able to, and should be committed to, serve on the Board for an extended period of time.
12) **Independence.** Directors should be independent in their thought and judgment and be committed to represent the long-term interests of all of the Company's shareholders.
13) **Ownership Stake.** Directors should be committed to having a meaningful, long-term equity ownership stake in the Company.

EXHIBIT III — DIRECTOR SELECTION PROCESS

The entire Board of Directors is responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of the shareholders. The Corporate Responsibility and Governance Committee is responsible for identifying, screening and recommending candidates to the Board for Board membership. The Chair of the Corporate Responsibility and Governance Committee will oversee this process.

The Corporate Responsibility and Governance Committee will generally use the following process when recruiting, evaluating and selecting director candidates. The various steps outlined in the process may be performed simultaneously and in an order other than that presented below. Throughout the process, the Committee will keep the full Board informed of its progress.

The Company is committed to maintaining its tradition of inclusion and diversity within the Board, and confirms that its policy of non-discrimination based on sex, race, religion or national origin applies in the selection of Directors.

1) The Committee will assess the Board's current and projected strengths and needs by, among other things, reviewing the Board's current profile, its Director Qualification Standards and the Company's current and future needs.
2) Using the results of this assessment, the Committee will prepare a target candidate profile.
3) The Committee will develop an initial list of director candidates by retaining a search firm, utilizing the personal network of the Board and senior management of the Company, and considering any nominees previously recommended.
4) The Committee will screen the resulting slate of director candidates to identify those individuals who best fit the target candidate profile and the Board's Director Qualification Standards. From this review, the Committee will prepare a list of preferred candidates and present it to the full Board and the CEO for input.
5) The Committee will determine if any director has a business or personal relationship with any of the preferred candidates that will enable the director to initiate contact with the candidate to determine his or her interest in being considered for membership to the Board. If necessary, the search firm will be used to initiate this contact.
6) Whenever possible, the Chair of the Committee, the Presiding Director, at least one other independent member of the Board and the CEO will interview each interested preferred candidate.
7) Based on input received from the candidate interviews, the Committee will determine whether to extend an invitation to a candidate to join the Board.
8) A reference check will be performed on the candidate.
9) Depending on the results of the reference check, the Committee will extend the candidate an invitation to join the Board, subject to election by the Board.
10) The full Board will vote on whether to elect the candidate to the Board.
11) The Secretary of the Company will arrange for orientation sessions for newly elected directors, including briefings by senior managers, to familiarize new Directors with the Company's overall business and operations, strategic plans and goals, financial statements and key policies and practices, including corporate governance matters.

EXHIBIT IV — AUDIT AND NON-AUDIT SERVICES PRE-APPROVAL POLICY

I. Statement of Principles

The Audit Committee is responsible for the appointment, compensation and oversight of the work of the independent auditor. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent auditor in order to assure that they do not impair the auditor's independence from the Company. Accordingly, the Audit Committee has adopted this Pre-Approval Policy, which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditor may be pre-approved.

This Pre-Approval Policy establishes two different approaches to pre-approving services: proposed services either may be pre-approved without specific consideration by the Audit Committee (general pre-approval) or require the specific pre-approval of the Audit Committee (specific pre-approval). The Audit Committee believes that the combination of these two approaches in this policy will result in an effective and efficient procedure to pre-approve services performed by the independent auditor. As set forth in this policy, unless a type of service has received general pre-approval, it will require specific pre-approval by the Audit Committee. Any proposed services exceeding pre-approved budgeted amounts will also require specific pre-approval by the Audit Committee. For both types of pre-approval, the Audit Committee shall consider whether such services are consistent with the SEC's rules on auditor independence. The Audit Committee shall determine whether the audit firm is best positioned to provide the most effective and efficient service.

The non-audit services that have the general pre-approval of the Audit Committee will be reviewed on an annual basis unless the Audit Committee considers a different period and states otherwise. The Audit Committee shall annually review and pre-approve the audit, audit-related and tax services that can be provided by the independent auditor without obtaining specific pre-approval from the Audit Committee. The Audit Committee will revise the list of general pre-approved services from time to time, based upon subsequent determinations. The Audit Committee does not delegate its responsibilities to pre-approve services performed by the independent auditor to management or to others.

The independent auditor has reviewed this policy and believes that implementation of the policy will not adversely affect the auditor's independence.

II. Audit Services

The Audit Committee shall approve the annual audit services engagement terms and fees no later than its review of the independent auditor's audit plan. Audit services may include the annual financial statement audit (including required quarterly reviews), subsidiary audits and other procedures required to be performed by the independent auditor to be able to form an opinion on the Company's consolidated financial statements. These other procedures include information systems and procedural reviews and testing performed in order to understand and place reliance on the systems of internal control, and consultations occurring during, and as a result of, the audit. Audit services also include the attestation engagement for the independent auditor's report on management's report on internal control over financial reporting. The Audit Committee shall also approve, if necessary, any significant changes in terms, conditions and fees resulting from changes in audit scope, company structure or other items.

In addition to the annual audit services engagement approved by the Audit Committee, the Audit Committee may grant general pre-approval to other audit services, which are those services that only the independent auditor reasonably can provide. Other audit services may include statutory audits or financial audits for subsidiaries or affiliates of the Company and services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings.

III. Audit-Related Services

Audit-related services are assurance and related services that traditionally are performed by the independent auditor. Because the Audit Committee believes that the provision of audit-related services does not impair the independence of the auditor and is consistent with the SEC's rules on auditor independence, the Audit Committee may grant general pre-approval to audit-related services. Audit-related services include, among others, due diligence services pertaining to potential business acquisitions/dispositions, accounting consultations for significant or unusual transactions not classified as "audit services," assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities, financial audits of employee benefit plans, agreed-upon or expanded audit procedures performed at the request of management and assistance with internal control reporting requirements.

IV. Tax Services

The Audit Committee believes that the independent auditor can provide traditional tax services to the Company such as U.S. and international tax planning and compliance. The Audit Committee will not pre-approve the retention of the independent auditor in connection with a transaction initially recommended by the independent auditor, the purpose of which may be tax avoidance and the tax treatment of which may not be supported in the Code and related regulations.

V. Other Permissible Non-Audit Services

The Audit Committee may grant general pre-approval to those permissible non-audit services (other than tax services, which are addressed above) that it believes are routine and recurring services, would not impair the independence of the auditor and are consistent with the SEC's rules on auditor independence.

A list of the SEC's prohibited non-audit services is attached to the end of this policy as Attachment 1. The SEC's rules and relevant guidance should be consulted to determine the precise definitions of these services and the applicability of exceptions to certain of the prohibitions.

VI. Pre-Approval Budgeted Amounts

Pre-approval budgeted amounts for all services to be provided by the independent auditor shall be reviewed and approved annually by the Audit Committee. Any proposed services exceeding these levels or amounts shall require specific pre-approval by the Audit Committee. On a quarterly basis, the Audit Committee will be provided with updates regarding actual projects and fees by category in comparison to the pre-approved budget.

VII. Procedures

All requests or applications from the independent auditor to provide services that do not require specific approval by the Audit Committee shall be submitted to the Corporate Controller and must include a detailed description of the services to be rendered. The Corporate Controller will determine whether such services are included within the list of services that have received the general pre-approval of the Audit Committee.

Requests or applications to provide services that require specific approval by the Audit Committee shall be submitted to the Audit Committee for approval by the Corporate Controller.

VIII. Delegation

The Committee Chair is authorized to pre-approve specific engagements or changes to engagements when it is not practical to bring the matter before the Committee as a whole.

Attachment 1

Prohibited Non-Audit Services

- Bookkeeping or other services related to the accounting records or financial statements of the audit client
- Financial information systems design and implementation
- Appraisal or valuation services, fairness opinions, or contribution-in-kind reports
- Actuarial services
- Internal audit outsourcing services
- Management functions
- Human resources
- Broker-dealer, investment adviser or investment banking services
- Legal services
- Expert services unrelated to the audit

ANNUAL MEETING INFORMATION

2011 ANNUAL MEETING DIRECTIONS AND PARKING INFORMATION

The Hilton Garden Inn

6450 Carlsbad Blvd., Carlsbad, CA, 92011

Directions

From the San Diego International Airport

Start out going East on N Harbor Drive

Turn Left onto W Laurel Street

Turn Left onto Pacific Highway

Turn Right onto Sassafras Street

Turn Left onto India Street

Merge onto I-5 N via the ramp on the Left

Take the Poinsettia Lane exit, Exit 45, toward Aviara Parkway

Turn Left onto Poinsettia Lane

Turn Right onto Carlsbad Boulevard/CR-S21 N

Turn slight Right onto ramp

From the Orange County Airport

Start out going Southwest on Airport Way

Take Airport Way toward I-405/MacArthur Boulevard

Stay straight to go onto Michelson Drive

Turn Left onto MacArthur Boulevard

Merge onto I-405 S toward San Diego

I-405 S becomes I-5 S

Take the Palomar Airport Road exit, Exit 47, toward Carlsbad Boulevard

Turn Right onto Palomar Airport Road/CR-S12 W

Turn slight Right onto ramp

Merge onto Carlsbad Bouldvard/CR-S21 S

Turn Left onto Solamar Drive

Turn Left onto ramp

Parking

Parking for the Annual Meeting is available at the Hilton Garden Inn.

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